2025
Annual Meeting
of Shareholders
Proxy Statement

Ames Mine
Ames, Iowa
Diamond Elite Winner

Martin Marietta



Dear Shareholders:

It is my pleasure to invite you to attend Martin Marietta's 2025 Annual Meeting of Shareholders on Thursday, May 15, 2025. This document provides some of the highlights of our key actions and important decisions in 2024, as well as information about our financial and other performance. Please review this Proxy Statement and the 2024 Annual Report for more information about these topics.

Martin Marietta Achieves Safest Year on Record



I am proud to report that, once again, Martin Marietta achieved its safest year in our history. We had a world-class lost time incident rate (LTIR) for the eighth consecutive year (0.129 in 2024) and a world-class total injury incident rate (TIIR) for the fourth consecutive year (0.650 in 2024). Moreover, our fidelity to our Guardian Angel culture meant that 99.9% of our over 9,400 employees experienced ZERO lost-time incidents and 99.3% of employees experienced zero reportable incidents. These results improve upon the prior year's performance which was also one of the best safety records in Martin Marietta's history, demonstrating our unwavering commitment to build and maintain the safest, best performing and most durable aggregates-led business. Our commitment to being a great employer and fostering a safe and productive workplace is evidenced by our Company's certification as a Great Place to Work® following an extensive employee survey seeking answers to a wide range of inquiries focused on teamwork, integrity, equality, pride and respect.

Continued Delivery of Solid Financial Results

In 2024, Martin Marietta faced a series of well-chronicled, extreme weather events including significant precipitation together with Tropical Storm Debby in North Carolina, Hurricane Beryl in Texas and Hurricane Helene across much of our Southeast footprint. At the same time, we were navigating several challenging product demand dynamics including a private construction slowdown. Despite these challenges, we remained focused on the long-term aspects of our business that we can meaningfully impact: world-class safety, the consistent and disciplined execution of our Strategic Operating Analysis and Review (SOAR) 2025 initiatives, and resolute adherence to our leading commercial strategy. We continued to deliver solid financial results, underscoring the resiliency of our aggregates-led business strategically positioned in the country's fastest-growing markets. We achieved another year of double-digit organic aggregates unit profitability growth. More specifically, the Company's total gross profit per ton increased 9% and organic aggregates gross profit per ton was up 13%. We increased our dividend approximately 7% in August 2024 (the Company's ninth consecutive year of increasing the dividend), and collectively with share repurchases, we returned $639 million to shareholders. Our cumulative Total Shareholder Return (TSR) since the start of SOAR 2025 on January 1, 2021 is 87% as compared to the S&P 500's TSR of 66%. These significant accomplishments demonstrate that Martin Marietta has built an increasingly resilient, efficient and cash flow generative business.

Most Active Year for M&A Creates an Optimized Portfolio

In 2024, we continued our disciplined adherence to and execution of our proven SOAR initiatives. Over the last four years, Martin Marietta completed over $3 billion of non-core asset divestitures to partially fund approximately $7 billion of aggregates-led acquisitions. Remarkably, 2024 surpassed 2021 as our most active M&A year ever, with nearly $4 billion of acquisitions and over $2 billion of asset divestitures. Since our Texas Industries acquisition a little over a decade ago, to the February 2024 divestiture of our South Texas cement business and related ready mixed concrete operations, and our acquisition of multiple pure-play aggregates businesses in high growth regions of the United States, we have sought to maximize the value of our business through a purposeful portfolio evolution. By using cyclical cement and ready mixed concrete as consideration for pure aggregate assets, we have met a fourfold objective of: (i) creating a more durable earnings profile; (ii) increasing the gross profit contribution from our core aggregates product line, (iii) expanding



geographic diversification; and (iv) reducing greenhouse gas impacts – all while maintaining a strong balance sheet well-positioned for further acquisitive growth.

We are pleased to have added nearly one billion tons of aggregates reserves to our footprint in 2024. We completed the acquisition and integration of both Blue Water Industries (BWI Southeast) and Albert Frei & Sons Inc. last year. In October 2024, we added a limestone source on Florida's Gulf coast and sand and gravel in southern California and sand and gravel in west Texas in December 2024. All of these aggregates bolt-on acquisitions are in attractive, SOAR-identified geographies.

Through purposeful portfolio evolution and curation, we thoughtfully cultivate acquisitions and selectively prune assets at opportune times. Our active portfolio management helps maximize the value of our business for our shareholders.

Continued Commitment to Shareholder Engagement and Responsiveness

Understanding and considering the views of our shareholders is a core value for us. Thoughtful engagement provides us insight into what our shareholders care about and allows us to endeavor to include topics in our Sustainability Report and other public documents about which our shareholders ask. In 2024, we continued our Fall Engagement Program, reaching out to over 50 of our top shareholders, representing approximately 75% of outstanding shares, to discuss topics including our safety, financial and operating performance as well as our progress on establishing and achieving greenhouse gas (GHG) emissions targets. The shareholder feedback we received precipitated a number of our 2024 actions, among them continuing to:

- Monitor, review and respond to sustainability indices and surveys, including CDP, Sustainalytics, and the SBTi, among others.

- Gather Scope 3 emissions data for purposes of evaluating those emissions against SBTI's target threshold in accordance with SBTi procedures.

- Provide sustainability disclosures in our annual Sustainability Report and on our website including disclosures around political contributions. In October 2024, we were recognized as a Trendsetter Company in the 2024 CPA-Zicklin Index, meaning Martin Marietta earned a score of 90 percent or higher with respect to the strength of our political spending disclosure practices and oversight policies.

These examples are just a few of the many steps that we have taken to demonstrate that we are listening to our shareholders, taking sustainable actions that are sensible and create value for our stakeholders, and delivering on our strategic plans.

Your Vote Matters

I urge you to promptly cast your vote. You may do so by either returning the enclosed Proxy Card or by the electronic or telephone options described in our Proxy Statement. On behalf of our Board of Directors, thank you for your investment in Martin Marietta. We look forward to continuing to deliver strong and responsible performance, innovation and growth to our customers, shareholders and other stakeholders.

Sincerely,

C. Howard Nye
Chair of the Board, President and Chief Executive Officer





Notice of 2025 Annual Meeting of Shareholders

	Item of Business	For More Information See Page	Board Recommendation
Item 1	To elect 10 directors	23	**FOR**
Item 2	To ratify the appointment of PricewaterhouseCoopers LLP as independent auditors for 2025	37	**FOR**
Item 3	To vote on an advisory resolution to approve the compensation of our named executive officers	85	**FOR**
Item 4	To approve the 2025 Employee Stock Purchase Plan	86	**FOR**
	Any other matters that may properly come before the meeting		

Annual Meeting of Shareholders

When:
Thursday, May 15, 2025, 8:00 a.m. ET

Place:
4123 Parklake Avenue, Raleigh, NC 27612
(our principal executive offices)

Who Can Vote:
Shareholders of record at the close of business on March 7, 2025

Date of Availability:

This Notice, Proxy Statement, the Proxy Card, and the Notice of Meeting are being sent commencing on approximately April 15, 2025 to shareholders of record at the close of business on March 7, 2025.

Your vote is important. You may vote in person at the 2025 Annual Meeting of Shareholders (Annual Meeting) or submit a proxy over the internet. If you have received a paper copy of the Proxy Card (or if you request a paper copy of the materials), you may submit a proxy by telephone or by mail.

Whether or not you expect to attend the meeting, we hope you will **date and sign the enclosed Proxy Card** and mail it promptly in the enclosed stamped envelope. Submitting your proxy now will not prevent you from voting your shares at the meeting, because your proxy is revocable at your option.

If you submit your proxy by telephone or over the internet, you do not need to return your Proxy Card by mail.

Sincerely,

Bradley D. Kohn (signature)

Bradley D. Kohn
Senior Vice President, General Counsel and Corporate Secretary
Martin Marietta Materials, Inc.
Raleigh, North Carolina
April 15, 2025

How to Vote:

It is important that your shares be represented and voted at the Annual Meeting. We urge you to vote by using any of these methods.



Via the internet
www.voteproxy.com



By Telephone
1-800-PROXIES (1-800-776-9437) in the United States or 1-201-299-4446 from outside the United States



By Mail
Sign, date and mail your proxy card in the envelope provided



In Person
Attend the Annual Meeting and vote by ballot

Important Notice Regarding the Availability of Proxy Materials for the 2025 Annual Meeting of Shareholders: The Proxy Statement and Annual Report on Form 10-K are available at https://ir.martinmarietta.com/reports-filings/annual-reports-and-proxies.

Table of Contents



Proxy Statement Highlights

Shareholders Benefit from Martin Marietta's Strong 2024 Performance

This summary provides highlights of selected information about Martin Marietta Materials, Inc. (the Company, Martin Marietta, we or us) from this Proxy Statement. The Board of Directors is providing the Notice of 2025 Annual Meeting of Shareholders, this Proxy Statement and Proxy Card (the Proxy Materials) in connection with the Company's solicitation of proxies for the 2025 Annual Meeting (the Annual Meeting) to be held on May 15, 2025, and at any adjournment or postponement thereof. This Proxy Statement is being first mailed to shareholders on April 15, 2025.

This proxy summary highlights information contained elsewhere in our Proxy Statement. The summary does not contain all the information that you should consider, and we encourage you to read the entire Proxy Statement before voting.

2024 Safety & Financial Highlights from Continuing Operations

- Achieved word-class total injury incident rate (TIIR) for the 4th consecutive year
- Magnesia Specialties, Southwest and East Divisions outperformed world-class TIRR with metrics of 0.00, 0.47 and 0.53, respectively
- 99.9% of employees experienced zero lost-time incidents
- Increased Net Margin by 1,280 basis points
- Expanded Consolidated Adjusted EBITDA margins by 20 basis points
- Achieved gross profit per ton improvement of 9%, despite lower shipments
- Optimized portfolio with nearly $4 billion of aggregates-led acquisitions and $2 billion of non-core asset divestitures
- Maintained a strong balance sheet

[1] All percentage increases and decreases are comparisons to full year results for the year ended December 31, 2023.

[2] Includes a $976 million after-tax nonrecurring gain on the divestiture of the Company's South Texas cement plant and related ready mixed concrete operations.

[3] Consolidated Adjusted EBITDA, Consolidated Adjusted EBITDA margin and Net Leverage are not measures under generally accepted accounting principles in the United States (GAAP). Please see Appendix B for a reconciliation of non-GAAP measures to GAAP measures and other disclosures related to the presentation of non-GAAP measures.

[4] Net Margin is defined as the ratio between Net Earnings from Continuing Operations Attributable to Martin Marietta and Total Revenues.

2024 SOLID FINANCIAL PERFORMANCE[1]

TOTAL REVENUES
$6.5 B
-4%

NET EARNINGS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO MARTIN MARIETTA[2]
$2.0 B
+66%

CONSOLIDATED ADJUSTED EBITDA[3]
$2.1 B
-3%

AGGREGATES GROSS PROFIT PER TON IMPROVEMENT
+9%

NET MARGIN[2,4]
31%
+1,280 bps

CONSOLIDATED ADJUSTED EBITDA MARGIN[3]
32%
+20 bps

DIVIDENDS AND SHARE REPURCHASES
$639 M

NET LEVERAGE AT DEC. 31, 2024[3]
2.3x

PROXY HIGHLIGHTS

Proposal 1	**Election of 10 Directors** The Board recommends a vote **FOR** each of the Directors	See page 23 for more information
Proposal 2	**Ratification of the Appointment of PricewaterhouseCoopers LLP as our Independent Auditors for 2025** The Board recommends a vote **FOR** ratification of PricewaterhouseCoopers for 2025	See page 37 for more information
Proposal 3	**Advisory Vote to Approve the Compensation of our Named Executive Officers** The Board recommends a vote **FOR** our Say-On-Pay proposal	See page 85 for more information
Proposal 4	**Approve the 2025 Employee Stock Purchase Plan** The Board recommends a vote **FOR** approval of the 2025 Employee Stock Purchase Plan	See page 86 for more information



Measuring our Performance



World-Class Safety

We are committed to our Guardian Angel safety culture where **Zero is Possible**, and achieved a **world-class lost-time incident rate** (LTIR) for the **eighth-consecutive year** (0.129 in 2024). With a company-wide Total Injury Incident Rate (TIIR) of 0.650, we exceeded the world-class rate of 0.90 for the **fourth-consecutive year**.



Lost-Time Incident Rate (LTIR)

0.39 (2010), 0.24 (2015), 0.17 (2021), 0.15 (2022), 0.13 (2023), 0.129 (2024)

World-Class Safety Level (0.20)



Total Injury Incident Rate (TIIR)

1.34 (2010), 1.26 (2015), 0.84 (2021), 0.78 (2022), 0.78 (2023), 0.65 (2024)

World-Class Safety Level (0.90)



Solid Financial Performance

We achieved **solid financial performance** in 2024



TOTAL REVENUES	NET EARNINGS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO MARTIN MARIETTA*	NET MARGIN*
**$6.5B	-4%**	**$2.0B	+66%**	**31%	+1,280 bps**

CONSOLIDATED ADJUSTED EBITDA**	CONSOLIDATED ADJUSTED EBITDA MARGIN**	AGGREGATES GROSS PROFIT PER TON IMPROVEMENT
**$2.1B	-3%**	**32%	+20 bps**	**+9%**

* Net Earnings from Continuing Operations Attributable to Martin Marietta and Net Margin includes the impact of a $976 million after-tax nonrecurring gain on the divestiture of the Company's South Texas cement plant and related ready mixed concrete operations in 2024. Net Margin is defined as the ratio between Net Earnings from Continuing Operations Attributable to Martin Marietta and Total Revenues.

** Consolidated Adjusted EBITDA, Consolidated Adjusted EBITDA Margin and Net Leverage are non-GAAP measures. Please see Appendix B for a reconciliation of non-GAAP measures to GAAP measures.





Execution of Strategic Plan

Our strategic plan, inclusive of targeted platform and bolt-on acquisitions, has resulted in best-in-class short- and long-term shareholder returns and has given us a meaningful presence in ten of the 11 U.S. megaregions, large networks of metropolitan population centers covering thousands of square miles.



Disciplined Portfolio Management Driving Continued Aggregates-Led Growth

Over the last four years, we have completed over $3 billion of non-core asset divestitures to partially fund approximately $7 billion of aggregates-led acquisitions with 2024 being our most active M&A year ever, with nearly $4 billon of acquisitions and over $2 billion of asset divestitures. Importantly, what was sold, retained and acquired is wholly consistent with our SOAR plan; we are an aggregates-led company with strategic cement, magnesia specialties, and targeted downstream operations.



Pure-Play Aggregates Acquisitions





Cement and Ready Mix Concrete Divestitures



PROXY HIGHLIGHTS



Commitment to Sustainability

Sustainability is part of our culture, including operating in an environmentally responsible manner

2050 Net Zero ambition with strong 2030 commitments

Martin Marietta has **an ambition to be Net Zero by 2050 across our entire value chain**. We have made **a commitment** to **reduce** the intensity of our **Scope 1 CO₂e** process emissions from our cement business as compared to 2010 levels by **2030**. We have made **a commitment** to **reduce** the intensity of our **Scope 1 CO₂e** process emissions from our magnesia specialties business as compared to 2010 levels by **2030**. We have made a **commitment to reduce or offset 30%** of our Scope 2 CO₂e emissions by **2030** with a baseline year of 2021 and a goal of **Net Zero Scope 2 emissions by 2050**.[1] In 2023, we expanded our Net Zero goals to include a **Net Zero by 2050** ambition for our **Scope 1 emissions**.



Strategy

As outlined in our Sustainability Report, Martin Marietta has a **roadmap** for achieving its sustainability goals including our ambitions and commitments. We seek ways to create **lower carbon products**. We have established recycled aggregates businesses in Texas, Minnesota and California. We are invested in our Magnesia Specialties business which produces magnesia-based products that help our customers reduce their harmful air emissions and chemical usage, as well as help purify water and neutralize nuclear waste among other applications. Our Management Development and Compensation Committee reviews **management's performance with regard to its sustainability goals** and considers those achievements in determining incentive pay.



Resilience

We review **physical and transition sustainability risks** and the impact on the business of various **sustainability scenarios and opportunities**. We disclose those risks and the materiality of those potential impacts in our Annual Report. Our risk management process and sustainability oversight structure allow the Board and management to **address and manage** sustainability risks in the same manner as other material risks to the Company.



Collaboration

We actively **participate** in a dialogue to reduce emissions and the related impact on climate change. We participate in **working groups** both at the Portland Cement Association (PCA) and National Ready Mixed Concrete Association to evaluate the feasibility and/or opportunity associated with PCA's 2050 "Net Zero Roadmap," along with other developments relevant to commercial-scale **carbon capture** and storage (CCS) technologies that we anticipate being considered by the industry in the coming years. We work with Fortera, a Silicon Valley-based materials technology company, that is permitting and constructing a pilot **carbon capture** plant and determining the feasibility of this technology at other locations.

---

[1] Facilities in most source categories subject to the United States Environmental Protection Agency's (USEPA's) Greenhouse Gas Reporting Program (codified at 40 CFR Part 98), including cement production, began reporting emissions in 2010. Thus, we believe 2010 is a year with reliable and comparable data across a wide range of facilities in the U.S. Our Scope 1 CO₂e emissions intensity associated with our cement operations in 2010 was 0.836. Notably, when we announced our 2030 emissions reduction targets in 2019, as described above, we took into account that we have been investing heavily over the past decade to reduce our cement and magnesia emissions, which is reflected in our favorable CO₂e intensity performance relative to the U.S. cement industry average. We also believe this has allowed us to achieve significant environmental benefits from reduced emissions well ahead of many other operators in the industry and will position us not only to achieve our targets but to be in a good position to evaluate additional actions in the future.

4 2025 PROXY STATEMENT



Board Oversight of Risk Management

Our Board currently has nine independent members and only one non-independent member, Mr. Nye. All of our independent Board members are serving or have served as members of senior management of other public companies, have served as directors of other public companies, and otherwise have experience and/or educational backgrounds that we believe qualify them to effectively assess risk. Each of our Board Committees, including our Audit, Management Development and Compensation, and Nominating and Corporate Governance Committees, are comprised solely of independent Directors, each with a different independent Director serving as Chair of the Committee (other than the Executive Committee, which does not meet on a regular basis).

The Board has overall responsibility for oversight of risk management. The Board believes that an effective risk management system will accomplish the following goals:

```
                    ┌─────────────────────────┐
                    │ 1. Timely identify the  │
                    │ material risks that     │
                    │ Martin Marietta faces   │
                    └─────────────────────────┘

┌──────────────────────────┐         ┌─────────────────────────────┐
│ 5. Integrate risk         │        │ 2. Communicate necessary    │
│ management into Martin     │        │ information with respect to  │
│ Marietta's decision-making │        │ material risks to senior     │
└──────────────────────────┘         │ executives and, as          │
                                       │ appropriate, to the Board or │
                                       │ relevant Board Committee    │
                                       └─────────────────────────────┘

┌──────────────────────────┐         ┌─────────────────────────────┐
│ 4. Implement risk         │        │ 3. Determine whether the    │
│ management responses       │        │ risk is excessive or         │
│ consistent with Martin     │        │ appropriate under the        │
│ Marietta's risk profile    │        │ circumstances and designed   │
└──────────────────────────┘         │ to achieve a legitimate      │
                                       │ enterprise goal             │
                                       └─────────────────────────────┘
```

The Board delegates certain responsibilities to the Committees to assist in fulfilling its risk oversight responsibilities. Each of the Committees reports regularly to the full Board of Directors as to actions taken and topics discussed. In addition, the Board regularly reviews with management the most significant risks facing Martin Marietta, the probabilities of those risks occurring, the steps taken to mitigate any impact of risks, and management's general risk management strategy. This risk management approach includes consideration of risks and opportunities relating to climate change, sustainability and other ESG matters. In addition, the Board encourages management to promote a corporate culture that incorporates risk management into Martin Marietta's day-to-day operations.



BOARD OF DIRECTORS

Responsible for risk oversight at the Company

Oversight of Designated Risks

BOARD COMMITTEES

Assist the Board in fulfilling its risk oversight responsibilities. Each Committee regularly reports on these matters to the full Board.

Audit Committee	Ethics, Environment, Safety and Health Committee	Finance Committee	Management Development and Compensation Committee	Nominating and Corporate Governance Committee
Leads in oversight of risks related financial reporting, financial statements, internal control environment, internal audit, independent audit, cybersecurity and accounting processes.	Monitors risks for the Company in key areas of Martin Marietta's sustainability program, including health, safety, the environment and climate change, as well as the Company's ethics program.	Evaluates risks associated with Martin Marietta's capital structure, including credit and liquidity risks	Oversees aspects of risk related to the annual performance evaluation of our Chief Executive Officer, succession planning and ensuring that executive compensation is appropriate to meet Martin Marietta's objectives. Provides oversight of human capital management risks.	Oversees aspects of risk related to the composition of the Board and its Committees, Board performance and best practices in corporate governance.

External Advisors

 Reporting   Oversight and Advice

Management

While the Board oversees Martin Marietta's risk management, the executive officers are responsible for the day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our Company and is appropriate whether the positions of Chair and Chief Executive Officer are separate or held by the same individual.



Our Sustainability Governance

Our Board plays an essential role in determining strategic priorities and considers sustainability issues an integral part of its business oversight. Our *Corporate Governance Guidelines*, set forth a flexible framework within which the Board, assisted by its Committees, directs the affairs of Martin Marietta.



Board of Directors

- Provides oversight of sustainability issues for the Company.
- Receives a report from each of the Committees on its work relating to sustainability matters.
- Engages in strategic review and risk assessments which also includes management's sustainability goals, our performance relating to sustainability and our engagement with investors with regard to sustainability matters.



Ethics, Environment, Safety and Health Committee

- Established in 1994 and meets at least four times annually.
- Comprised wholly of independent directors, whose members are diverse and have relevant expertise to provide appropriate oversight in helping us achieve sustainable growth and reduce our risks.
- Reviews our Sustainability Report and our sustainability performance commitments and goals, including those relating to climate change, as well as capital investments and improved practices that reduce greenhouse gas (GHG) and other emissions.
- Reviews the input we have received from, and our engagement with, investors on climate, sustainability and other ESG matters.
- Monitors our safety performance, Ethics Office activity and compliance with environmental, health and safety laws and regulations, as well as our public reporting and disclosure with respect to climate change-related risks and opportunities and other environmental issues.
- Has the authority to investigate any matter falling within its purview.



Management Development and Compensation Committee

- Reviews matters relating to human capital management (HCM), including talent acquisition and retention, diversity, inclusion, development, training and compensation matters related thereto.
- Reviews management's performance with regard to its sustainability goals and considers those achievements in determining incentive pay.



Audit Committee

- Reviews our significant environmental matters and assesses the potential risks and liabilities they may pose to our business.





Finance Committee

- Reviews large capital projects relating to sustainability and growth.
- Oversees our policies and practices relating to political contributions and political activities, including lobbying and/or trade associations of which we are a member, and political expenditures.
- Reviews and approves charitable contributions and community support budgets.



Nominating and Corporate Governance Committee

- Oversees the development and implementation of a set of corporate governance principles applicable to Martin Marietta
- Oversees the review and implementation of best practices in corporate governance matters affecting the Board, its Committees and the Company.



Management

- The Chair and CEO, as well as the executive leadership team, guides and governs corporate-wide sustainability objectives and initiatives.
- Our dedicated employees help drive performance of our sustainability agenda, including:
  - Chief Ethics Officer
  - Head of Sustainability
  - Safety teams
  - Environmental managers
- Peer-led and executive sponsored Employee Resource Groups to support engagement and belonging:
  - Military and Veterans Community
  - Women Who Build
  - Multicultural Community (MERGE)



Our Board Practices Promote Sustainable Long-Term Shareholder Value

Corporate Governance Highlights

Our Board is accountable to our shareholders

- Annual election of Directors
- Majority voting for uncontested Director elections
- Proxy access right for shareholders
- No poison pill
- Disclosure of governance processes implemented by the Board and its committees

Our Board is responsive to our shareholders and is proactive to understand their perspectives

- Proactive, year-round engagement with shareholders
- Engagement topics include Board refreshment, sustainability matters, management compensation, and governance

Our shareholders are entitled to voting rights in proportion to their economic interest

- One class of voting stock
- One share, one vote standard

Our Board has adopted practices that enhance its effectiveness

- 9 of 10 Directors are independent
- Directors reflect a diverse mix of skills and experience
- 4 of our Directors are women, comprising 44% of our independent Directors
- 2 of our Directors are ethnically diverse
- Significant Board refreshment with 8 new director nominees in the past 10 years
- Annual Board, committee and individual self-assessments
- Board access to management and employees
- Overboarding, anti-hedging and stock ownership policies

Our Board has strong, independent leadership

- Independent Lead Director
- Annual review of Board leadership structure
- Independent chairs of Board committees
- Only one Director is a Company employee

Our Board has developed a management compensation structure that is aligned with the long-term strategy of the company

- Compensation programs reviewed to include short-and long-term goals tied to the long-range plan and to attract, retain, incentivize and reward excellent performance

PROXY HIGHLIGHTS



Practices Contributing to Board Effectiveness

- Identification of Board candidates with diverse skills, experiences and perspectives
- Meaningful refreshment
- Rotation of Board committee assignments based on experience and expertise
- Robust onboarding
- Tenure and overboarding guidelines
- Our Board refreshment has been robust, with eight new directors in ten years, providing the Board a greater mix of Directors with long-term knowledge of the Company, its strategy, opportunities and challenges, and those with new perspectives

Board Composition

INDEPENDENCE

90%

DIRECTORS ARE INDEPENDENT

GENDER

4

DIRECTORS ARE WOMEN

CEO EXPERIENCE

40%

CURRENT OR FORMER PUBLIC COMPANY CEO

DIVERSITY

50%

DIRECTORS ARE WOMEN OR MINORITIES

TENURE

9.3
YEARS AVERAGE

≤1	2-6	7-10	11-14	≥15
1	4	2	0	3

AGE

65.5
AVERAGE YEARS OF AGE

50-60	61-65	66-70	>70
1	4 + 1	1	3

■ INDEPENDENT

Board Attendance

In 2024, during their terms of service, all directors attended 100% of the Board and the committee meetings to which they were assigned. All directors then in office attended the May 2024 Annual Meeting.



Effective Shareholder Engagement

Avenues of engagement

 We hold in-person and/or virtual meetings with investor groups across the globe

 We conduct quarterly conference calls with analysts

 We engage with investors continually through meetings, calls, written correspondence, and emails

 We report investor feedback to the Management Development and Compensation Committee and the Board to assist in aligning pay and performance

 We conduct a Fall Engagement Program

Discussion highlights

› Company strategy, including acquisitions and divestitures

› Financial and operating performance

› Commercial and operational excellence goals

› Safety, environment and sustainability

› Board oversight, refreshment and composition

› Executive compensation

Our Board, Management Development and Compensation Committee, Chair and Chief Executive Officer alongside our top executive management team from Legal, Finance, and Investor Relations have a robust shareholder engagement program in place. This program is active year-round and accepts requests for engagement from shareholders and also proactively reaches out to initiate dialogue with our shareholders on topics that are important to the Company.

The Company conducts an annual Fall Shareholder Engagement Program. As part of this program, the shareholder engagement team described above embarks on a comprehensive engagement effort. In 2024, this team reached out to over 50 of our top shareholders, representing approximately 75% of outstanding shares for their feedback on a variety of topics including our business, strategy, health and safety, commercial and operational excellence, sustainability initiatives and executive compensation.

We have a history of robust shareholder responsiveness. In prior years, we have made other meaningful changes to our sustainability disclosures and compensation program based on feedback from shareholders including:

• **Submission of responses and additional information** to Climate Action 100+.

• **Setting a Net Zero GHG Emissions Ambition** by 2050.

• **Participated in CDP Climate and Water surveys,** as well as related supply chain and plastics modules.

• **Submitted commitment letter to develop and submit science-based targets within 24 months** to the Science Based Targets initiative and began gathering Scope 3 emissions.

• **Submitted feedback and validation data to Sustainalytics** and received updated scoring.

• **Added a Task Force on Climate-related Financial Disclosures (TCFD) Alignment Index and a Sustainability Accounting Standards Board (SASB) Index** to our Sustainability Report.

• **Adopted a formulaic program for our Short Term Incentive (STI)** providing a strong link between pay and performance while reducing discretion

• **Disclosed Threshold and Maximum goals in addition to disclosure of targets** thereby improving disclosure, providing greater comparability to peers and greater transparency for shareholders as to how the Company measures performance and how different levels of performance align with payouts for executives

• **Eliminated excise tax gross-up** in executive officers' Employment Protection Agreements

• **Eliminated walk-right and value of perks** in the severance calculation in executive officers' Employment Protection Agreements and decided not to include these provisions in future Employment Protection Agreements

• **Eliminated single-trigger vesting** for equity awards



Proactively Engaging and Responding to Shareholders

SHAREHOLDER RIGHTS AND GOVERNANCE PRACTICES

- Overboarding Policy
- Annual Election of Directors
- No Pledging or Hedging of Martin Marietta Stock
- Mandatory Retirement Age for Directors
- Clawback Policy
- Majority Voting Standard for Shareholders
- Robust Stock Ownership Guidelines for Officers and Directors
- No Shareholders Rights Plan
- Proxy Access

Shareholder Governance Highlights:

 **Majority voting standard** for uncontested Director elections

 **Longstanding active** shareholder engagement

 **Annual advisory vote** to ratify independent auditor

 **No shares** with enhanced voting rights

 **Annual advisory vote** to approve executive compensation

 **Annual Sustainability Report** that provides information on our safety record, environmental footprint, employee programs and community engagement. Our Board committees review the Company's goals and accomplishments with regard to sustainability

 **Updated Board Committee Charters** for sustainability matters, human capital management matters and political contributions



Our Commitment to Our People and Pay-for-Performance

In 2024, we continued to increase the visibility and attractiveness of Martin Marietta as an employer of choice:

✓ Continued to enhance our pay programs with the formal introduction of geographical differential strategy

✓ Developed and launched the Choose Well employee well-being brand and executed a communications strategy to promote the four Choose Well pillars – Physical, Emotional, Financial and Social health

✓ Launched and completed the companywide Great Place to Work employee engagement survey with 82% of employees recognizing Martin Marietta as a Great Place to Work

✓ Continued to evolve and grow Martin Marietta's employee resource groups:

- Military and Veterans Community (MVC)
- Women Who Build (WWB)
- MERGE (a Multi-Cultural ERG)

  

ERGs are open to all employees regardless of their background, and each group determines its own professional development, networking and community engagement activities

Our Compensation Approach and Highlights

A substantial portion of compensation paid to our named executive officers (NEOs) is variable and performance-based. We use the 50th percentile of our peer group as a reference point when determining target compensation, but target pay is set based on a variety of factors and actual pay realized by our NEOs is dependent on our financial, operational and other related performance. Based on our performance in 2024, variable compensation payable under both our short-term and long-term incentive plans exceeded the target amounts established for each NEO, which is consistent with our pay-for-performance philosophy. All compensation paid to our CEO and other NEOs for 2024 was performance-based other than base salary; approximately 90% of our CEO's compensation was performance-based and 79% of our other NEOs' actual compensation was performance based.*



* Based on grant date value of Performance Share Units (PSUs) and Restricted Stock Units (RSUs).



The Board of Directors

The Board of Directors currently consists of ten members, nine of whom are non-employee Directors. Under our Bylaws, nominations of persons for election to the Board may be made at an Annual Meeting of Shareholders by the Board and by any shareholder who complies with the notice procedures set forth in the Bylaws. As described in the Proxy Statement for our 2024 Annual Meeting, for a nomination to be properly made by a shareholder at the 2025 Annual Meeting, the shareholder's notice must have been sent to, and received by, our Secretary at our principal executive offices between January 15, 2025 and February 14, 2025. No such notice was received during this period.

The Bylaws of the Company provide that a Director will retire at the Annual Meeting of Shareholders following the Director's 75th birthday. None of our current Directors reached this mandatory retirement age this year.

The Nominating and Corporate Governance Committee from time to time retains a search firm to help identify director prospects, perform candidate outreach, assist in reference checks, and provide other related services. The recruiting process typically involves either the Chair, President and CEO, the search firm or a member of the Nominating and Corporate Governance Committee contacting a prospect to gauge their interest and availability. A candidate will then meet with several members of the Nominating and Corporate Governance Committee and sometimes the Board. At the same time, the Nominating and Corporate Governance Committee and the search firm will contact references for the prospect. A background check is completed before a final recommendation is made to the Board to appoint a candidate to the Board.

The Board has nominated ten persons for election as Directors to serve a one-year term expiring in 2026. Unless otherwise directed, proxies will be voted in favor of these nominees. Each nominee has agreed to serve if elected. Each of the nominees is currently serving as a Director. Should any nominee become unable to serve as a Director, the persons named in the enclosed form of proxy will, unless otherwise directed, vote for the election of such other person for such position as the present Board of Directors may recommend in place of such nominee. Proxies cannot be voted for a greater number of persons than the number of nominees named. Should any of the listed nominees be unavailable for election by reason of death or other unexpected occurrence, the proxy, to the extent permitted by applicable law, may be voted with discretionary authority in connection with the nomination by the Board and the election of any substitute nominee.

Board Effectiveness and Refreshment

Board composition is one of the most critical areas of focus for the Board of Directors. Having the right mix of people who bring diverse perspectives, business and professional experiences, and skills provides a foundation for robust dialogue, informed advice and collaboration in the boardroom. The Nominating and Corporate Governance Committee develops criteria for open Board positions, taking into account a variety of factors, which may include current Board member skills, composition, age, tenure, other diversity factors, the range of talents and experience that would best complement those already represented on the Board, the need for specialized expertise, and anticipated retirements to define gaps that may need to be filled through the Board refreshment process. The Board strives to ensure an environment that encourages diverse critical thinking and values innovative, strategic discussions to achieve a higher level of success for the Company.

The Nominating and Corporate Governance Committee screens and recommends candidates for nomination by the full Board. It uses a variety of methods to help identify potential Board candidates with the desired skills and background needed for the Company's business, including from time to time informal networks, third-party search firms and other channels. When the Committee is assisted from time to time with its recruitment efforts by an outside search firm, the firm recommends candidates that satisfy the criteria defined by the Board, and provides background research and pertinent information regarding prospective candidates.

Once the Committee has identified a prospective nominee, it makes an initial determination as to whether to conduct a full evaluation. In making this determination, the Committee takes into account various information, including information provided at the time of the candidate recommendation, the Committee's own knowledge, and information obtained through inquiries to third parties to the extent the Committee deems appropriate. The preliminary determination is based primarily on the need for additional Board members and the likelihood that the prospective nominee can satisfy the criteria



that the Committee has established. If the Committee determines, in consultation with the Chair of the Board, President and CEO and other Directors as appropriate, that additional consideration is warranted, it may request management or a third-party search firm to gather additional information about the prospective nominee's background and experience and to report its findings to the Committee. The Committee then evaluates the prospective nominee against the specific criteria that it has established for the position, as well as the standards and qualifications set out in the Company's *Corporate Governance Guidelines*, including:

- the ability of the prospective nominee to represent the interests of the shareholders of the Company;

- the prospective nominee's standards of integrity, commitment and independence of thought and judgment;

- the prospective nominee's ability to dedicate sufficient time, energy and attention to the diligent performance of their duties, including the prospective nominee's service on other public company boards, as specifically set out in the Company's *Corporate Governance Guidelines*; and

- the extent to which the prospective nominee contributes to the range of talent, skill, expertise and perspective appropriate for the Board with respect to the Company's shareholders, employees, customers and the communities in which the Company operates.

If the Committee decides, on the basis of its preliminary review, to proceed with further consideration, members of the Committee, the Chair of the Board, President and CEO, as well as other members of the Board as appropriate, interview the nominee. After completing this evaluation and interview, the Committee makes a recommendation to the full Board, which makes the final determination whether to nominate or appoint the new Director after considering the Committee's report. A background check is completed before a final recommendation is made to the Board to appoint a candidate to the Board.

In selecting nominees for the Board, the Board seeks to achieve a mix of members who together bring experience and personal backgrounds relevant to the Company's strategic priorities and the scope and complexity of the Company's business. The Board also seeks a demonstrated ability to manage complex issues that involve a balance of risk and reward. The background information on current nominees beginning on page 23 and the skills matrix on page 16 set out how each of the current nominees contributes to the mix of experience and qualifications the Board seeks. In making its recommendations with respect to the nomination for re-election of existing Directors at the Annual Meeting, the Committee assesses the composition of the Board at the time and considers the extent to which the Board continues to reflect the criteria set forth above.



Board Qualifications, Gender and Diversity

The following sets forth certain information for each nominee for election regarding age, gender, diversity, tenure and skills.

Demographics and Background	Ables	Cole	Foxx	Koraleski	Mack	Nye	Perez	Pike	Slager	Wajsgras
Age	67	74	53	74	62	62	71	65	63	65
Gender	F	F	M	M	F	M	F	M	M	M
African American/Black			●							
Hispanic							●			
White	●	●		●	●	●		●	●	●
Tenure	6	23	4	8	<1	15	20	5	8	4
Qualification & Experience										
Corporate Governance/Legal Ensures background and knowledge necessary to provide effective oversight and governance	●	●	●	●	●	●	●	●	●	●
Current or Former CEO of Public Company Strong leadership skills and critical experience with demands and challenges of managing a large public organization				●		●		●	●	
Financial or Accounting Enables in-depth analysis of our financial statements, capital structure, financial transactions, and financial reporting process	●	●	●	●	●	●	●	●	●	●
Government Relations/Regulatory/Sustainability Critical for understanding complex regulatory and governmental environment that impacts our business and our strategic goals relating to sustainability	●	●	●	●	●	●	●	●	●	●
Logistics/Operations Necessary in overseeing a sustainable company that relies heavily on logistics				●	●	●		●	●	●
Other Public Boards Adds perspective important to shareholders and public company governance	●	●	●	●		●	●	●	●	●
Risk Management Facilitates understanding of the risks facing the Company and appropriate process and procedures for managing them	●	●	●	●	●	●	●	●	●	●
Strategy/M&A Supports setting of long-term corporate vision, disciplined strategic development and integration to facilitate the Company's growth	●	●	●	●	●	●	●	●	●	●
Technology Facilitates business objectives and security of the Company's proprietary and confidential data	●		●	●	●	●		●		●

The Board has implemented a number of processes to assist it in refreshing the Board in an appropriate manner that helps create shareholder value.



 **Board Refreshment Elements**

Review of Board Candidates	The Board seeks candidates who, at a minimum, possess the background, skills, expertise and time to make a significant contribution to the Board, the Company and its shareholders. The *Corporate Governance Guidelines* list criteria against which candidates may be assessed. In addition, the Nominating and Corporate Governance Committee considers, among other things:
	• input from the Board's self-assessment process to prioritize areas of expertise that were identified;
	• investor feedback and perceptions;
	• the candidates' skills and competencies to ensure they are aligned with the Company's future strategic challenges and opportunities; and
	• the needs of the Board in light of recent and anticipated Board vacancies.
	During the process of identifying and selecting director nominees, the Nominating and Corporate Governance Committee screens and recommends candidates for nomination by the full Board. The Bylaws provide that the size of the Board may range from 9 to 11 members.
	Director candidates also may be identified by shareholders and will be evaluated under the same criteria applied to other director nominees and considered by the Nominating and Corporate Governance Committee. Information on the process and requirements for shareholder nominees may be found in our Bylaws on the Company's website at https://ir.martinmarietta.com/corporate-governance/governance-documents-and-charters.
Board Assignments	Each February, the Nominating and Corporate Governance Committee reviews the membership, tenure, leadership and commitments of each of the Committees and considers possible changes given the qualifications and skill sets of members on the Board or a desire for committee rotation or refreshment. The Nominating and Corporate Governance Committee also takes into consideration the membership requirements and responsibilities set forth in each of the respective Committee charters and the *Corporate Governance Guidelines* as well as any upcoming vacancies on the Board due to our mandatory retirement age. The Nominating and Corporate Governance Committee recommends to the Board any proposed changes to Committee assignments and leadership to be made effective at the next Annual Meeting of Shareholders. The Nominating and Corporate Governance Committee also reviews the operation of the Board generally.
Refreshment	The Board has nominated eight new directors in the past ten years. At the same time, obtaining a detailed understanding of the Company's business takes time. We believe that implementing term limitations may prevent the Board from benefitting from the insight that longer tenure brings.
Annual Performance Assessment	The Board conducts a self-assessment of its performance and effectiveness as well as that of its Committees on an annual basis. The self-assessment helps the Nominating and Corporate Governance Committee track progress in certain areas targeted for improvement from year-to-year and to identify ways to enhance the Board's and its Committees' effectiveness. For 2024, each director completed a written questionnaire. The questions were open-ended to solicit candid feedback. The collective ratings and comments are compiled and summarized and then discussed by the Nominating and Corporate Governance Committee and the full Board.
Onboarding and Education	New directors are provided with an orientation about the Company, including our business operations, strategy and governance. Directors also are provided continuing education by subject matter experts and/or continuing education programs sponsored by educational and other institutions to assist them in staying abreast of developments in corporate governance and critical issues relating to the operation of public company boards. Members of our senior management regularly review with the Board the operating plan of each of our business segments and the Company as a whole. The Board also conducts periodic visits to our facilities as part of its regularly scheduled Board meetings.

 **Tenure Guidelines**

Mandatory Retirement Age	Directors must retire at the annual meeting following their 75th birthday.
Employment Change	Directors must report to the Chair of the Board and Chair of the Nominating and Corporate Governance Committee regarding any significant change in principal employment or responsibilities to assure they can continue to commit the appropriate time to Board service.



Board, Committee and Individual Director Evaluations

As a part of our continuous improvement process intended to enhance the Board's overall effectiveness, the Board regularly evaluates its performance through self-assessments, corporate governance reviews and periodic charter reviews. Those evaluations, changes in our business strategy or operating environment, and the future needs of the Board in light of anticipated director retirements are used to identify desired backgrounds and skill sets for future Board members. The feedback solicited from Board members regarding the Board, each Committee on which they serve, and individual Board members is one of the tools used to assist the Nominating and Corporate Governance Committee in its responsibility to evaluate Board and Committee performance annually.

BOARD, COMMITTEE AND INDIVIDUAL PERFORMANCE ASSESSMENTS

Questionnaire

The Nominating and Corporate Governance Committee (Committee) reviews the director and officer questionnaire and performance assessment process to determine if they are effective and whether any changes are appropriate. Each Director annually completes a questionnaire assessing the Board, Committees on which they serve, and each Director for review by the Chair of the Committee.

One-on-One Discussions

The Chair of the Committee follows up with each Director who submits comments, suggestions or other feedback for a candid discussion.

Closed Session

The Chair of the Committee discusses the results and feedback on an unattributed basis with the Committee.

Board Summary

The results are discussed with a session of each of the independent Board members, with the Chair of the Board, and with each Committee Chair.

Feedback

Policies and practices are updated as appropriate as a result of the feedback.



Board Committees

Martin Marietta's Board of Directors has six standing Committees: the Audit Committee; the Ethics, Environment, Safety and Health Committee; the Executive Committee; the Finance Committee; the Management Development and Compensation Committee; and the Nominating and Corporate Governance Committee. Each Committee has a written charter that describes its purposes, membership, meeting structure, authority and responsibilities. These charters are reviewed by the respective Committee on an annual basis with any recommended changes adopted upon approval by our Board. The charters of our six standing Committees are posted on our website.

Below is a summary of our current Committee structure and membership information.

Director	Independent Director	Audit Committee	Ethics, Environment, Safety and Health Committee	Executive Committee	Finance Committee	Management Development and Compensation Committee	Nominating and Corporate Governance Committee
Dorothy M. Ables Financial Expert	Yes	✓	Chair				
Sue W. Cole	Yes		✓				✓
Anthony R. Foxx	Yes		✓		Chair		
John J. Koraleski Lead Independent Director Financial Expert	Yes	✓		✓		Chair	
C. Howard Nye*				Chair			
Mary T. Mack	Yes					✓	
Laree E. Perez Financial Expert	Yes	✓			✓		
Thomas H. Pike	Yes				✓		✓
Donald W. Slager	Yes			✓		✓	Chair
David C. Wajsgras Financial Expert	Yes	Chair				✓	

*Mr. Nye is the only member of management on the Board.

The **Executive Committee** held no meetings during 2024. It has the authority to act during the intervals between the meetings of the Board of Directors and may exercise the powers of the Board in the management of the business and affairs of Martin Marietta as may be authorized by the Board of Directors, except to the extent such powers are reserved to the full Board by statute, by our Articles of Incorporation, or by our Bylaws. The Executive Committee's current members are Directors Nye (Chair), Koraleski and Slager.



The primary responsibilities, membership and meeting information for our other standing Committees are summarized below

 ## Audit Committee

Current Members:
David C. Wajsgras (Chair)
Dorothy M. Ables
John J. Koraleski
Laree E. Perez

Meetings in 2024
4

Average Attendance in 2024:
100%

Primary Responsibilities:

- Reviews our significant accounting principles, policies and practices in reporting our financial results under generally accepted accounting principles.
- Reviews our annual audited financial statements and related disclosures.
- Reviews management letters or internal control reports and reviews our system of internal control over financial reporting.
- Appoints, retains and oversees the work of the independent auditors.
- Reviews the effectiveness of the independent audit effort.
- Pre-approves audit and permissible non-audit services provided by the independent registered public accounting firm.
- Reviews our interim financial results for each fiscal quarter.
- Reviews the qualifications and the plan and scope of work of the corporate internal audit function.
- Reviews and discusses the reports of our internal audit group.
- Reviews and discusses management's assessment of the effectiveness of Martin Marietta's system of internal control over financial reporting.
- Discusses Martin Marietta's earnings press releases, as well as financial information and earnings guidance provided to analysts, investors and rating agencies.
- Discusses matters related to risk assessment and risk management and how the process is handled by management.
- Reviews and oversees related party transactions.
- Reviews complaints regarding accounting, internal controls or auditing matters.
- Reviews and discusses reports from the Chief Information Officer regarding technology and information security risks, including cybersecurity.
- Considers allegations of possible financial fraud or other financial improprieties.
- Reviews annually the adequacy of the Committee charter and recommends proposed changes to the Board.
- Prepares the annual Audit Committee Report to be included in the Proxy Statement.

Other Governance Matters:

All members of the Audit Committee, including the Chair, are audit committee financial experts under applicable U.S. Securities and Exchange Commission (SEC) regulations.

The Chair of the Audit Committee is an independent Director.

The Chair of the Audit Committee has experience serving as a Chair and member of other public company audit committees.

All members satisfy the audit committee experience and independence standards required by the New York Stock Exchange (NYSE).





Ethics, Environment, Safety and Health Committee

Current Members:
Dorothy M. Ables (Chair)
Sue W. Cole
Anthony R. Foxx

Meetings in 2024

4

Average Attendance in 2024:

100%

Primary Responsibilities:

- Monitors compliance with our *Code of Ethical Business Conduct* and reviews all matters presented to it by the Corporate Ethics Officer concerning the ethical practices of Martin Marietta and its Directors, officers, and employees, including conflicts or potential conflicts of interest between Martin Marietta and any of its Directors, officers, and employees.

- Reviews and discusses our sustainability efforts, goals and risks, and our annual Sustainability Report.

- Reviews and monitors the adequacy of our policies and procedures and organizational structure for ensuring compliance with environmental laws and regulations.

- Reviews matters relating to our health and safety programs and performance.

- Reviews annually the adequacy of the Committee charter and recommends proposed changes to the Board.

- Oversees environmental performance, initiatives and results, including annual and long-term targets and commitments.

- Reviews the Company's strategy, programs, initiatives and performance with respect to climate change and other sustainability matters.



Finance Committee

Current Members:
Anthony R. Foxx (Chair)
Laree E. Perez
Thomas H. Pike

Meetings in 2024

4

Average Attendance in 2024:

100%

Primary Responsibilities:

- Provides general oversight relating to the management of our financial affairs.

- Reviews and approves establishment of lines of credit or other short-term borrowing arrangements and investing excess working capital funds on a short-term basis.

- Reviews and makes recommendations to the Board concerning changes to capital structure, including the incurrence of long-term debt, issuance of equity securities, share repurchases, and the payment of dividends, as well as capital expenditures.

- Reviews annually the adequacy of the Committee charter and recommends proposed changes to the Board.

- Oversees our policies and practices on political contributions, including those contained in our *Code of Ethical Business Conduct*, and reviews our political activities, including lobbying and/or through trade associations of which we are a member, and expenditures, and ensure that any such activities are consistent with and serve to promote our business strategy and goals.

- Reviews and approves charitable contributions and community support budgets.





Management Development and Compensation Committee

Current Members:
John J. Koraleski (Chair)
Mary T. Mack
Donald W. Slager
David C. Wajsgras

Meetings in 2024
4

Average Attendance in 2024:
100%

Primary Responsibilities:

- Establishes an overall strategy with respect to compensation for officers and management to enable Martin Marietta to attract and retain qualified employees.
- Reviews and oversees executive succession and management development plans.
- Reviews and approves management's assessment of the performance of executive officers, and reviews and approves the salary, incentive compensation, and other compensation of such officers.
- Approves and administers our equity and other plans relating to compensation of Martin Marietta's directors and executive officers.
- Reviews and discusses the Compensation Discussion and Analysis and produces a compensation committee report as required by the SEC to be included in this Proxy Statement.
- Provides oversight of our Benefit Plan Committee, which administers Martin Marietta's defined benefit and contribution plans.
- Reviews and approves the goals and objectives for the CEO's compensation, evaluates the CEO's performance in light of those goals and objectives, and determines and approves the CEO's compensation.
- Makes recommendations to the Board on changes in the compensation of non-employee directors.
- Reviews annually the adequacy of the Committee charter and recommends proposed changes to the Board.
- Has the authority, in its sole discretion, to retain, pay, and terminate any consulting firm, if any, used to assist in evaluating director, CEO, or senior executive compensation.
- Reviews matters relating to human capital management (HCM) including talent acquisition and retention, diversity, inclusion, development, training and compensation related thereto.

Other Governance Matters:

All members are non-employee, independent Directors as required by the rules of the NYSE, the Martin Marietta *Guidelines for Director's Independence*, applicable rules of the SEC, and the Committee's charter.



Nominating and Corporate Governance Committee

Current Members:
Donald W. Slager (Chair)
Sue W. Cole
Thomas H. Pike

Meetings in 2024
2

Average Attendance in 2024:
100%

Primary Responsibilities:

- Develops criteria for nominating and appointing directors, including Board size and composition, corporate governance policies, and individual director expertise, attributes and skills.
- Recommends to the Board the individuals to be nominated as directors.
- Recommends to the Board the appointees to be selected for service on the Board Committees.
- Oversees an annual review of the performance of the Board and each Committee.
- Reviews annually the adequacy of the Committee charter and recommends proposed changes to the Board.
- Oversees the development and implementation of a set of corporate governance principles applicable to Martin Marietta.

Other Governance Matters:

All members are non-employee, independent Directors as required by the rules of the NYSE.

Upon recommendation of this Committee, the Board of Directors has adopted a set of *Corporate Governance Guidelines* for Martin Marietta. The Guidelines are posted and available for public viewing on our website at *https://ir.martinmarietta.com/corporate-governance.* A copy may also be obtained upon request from Martin Marietta's Corporate Secretary.



Proposal 1: Election of Directors

The following sets forth the age, experience, key attributes and other biographical information for each nominee for election as a director for a one-year term until the 2026 Annual Meeting of Shareholders.



DOROTHY M. ABLES

Director Since: 2018
Age: 67
Committees:



Chair

Ms. Ables joined the Martin Marietta Board in November 2018. Ms. Ables held a number of executive positions with Spectra Energy and predecessor companies, including serving from 2008 to 2017 as the Chief Administrative Officer of Spectra Energy Corp. where she was responsible for human resources, information technology, support services, community relations and audit services. Prior to that, she served as Vice President of Audit Services and Chief Ethics and Compliance Officer for Spectra Energy, Vice President and Chief Compliance Officer for Duke Energy Corporation, an American electric power holding company, and Senior Vice President and Chief Financial Officer for Duke Energy Gas Transmission. Spectra Energy was a Fortune 500 Company and one of North America's leading pipeline and midstream companies prior to its acquisition by Enbridge Inc. (NYSE: ENB) in 2017. Ms. Ables started her career in the audit department of Peat, Marwick, Mitchell & Co. Ms. Ables serves on the Board of Directors, and as Chair of the Audit Committee and a member of the Governance and Social Responsibility Committee of Coterra Energy (NYSE: CTRA), an independent oil and gas company, which is the result of the merger of Cabot Oil & Gas Corporation (NYSE: COG) and Cimerex Energy Co. in October 2021. Ms. Ables served as an Independent Director of Cabot, an independent oil and gas company, where she was Chair of the Audit Committee from 2019 to 2021 and a member of the Audit and Compensation Committees from 2015 to 2021. She served as a Director of Spectra Energy Partners, an affiliate of Spectra Energy Corp., from 2013 to 2017. Ms. Ables attended the University of Texas at Austin where she earned a Bachelor of Business Administration degree in Accounting.

Key attributes, experience and skills:

- More than nine years of C-Suite experience
- Financial expertise acquired through serving as CFO of Duke Energy Gas Transmission and as Vice President of Audit Services and Chief Compliance Officer of Spectra Energy Corp. and Duke Energy Corporation
- Valuable business leadership in human resources, information technology, community relations, finance and financial statements
- Strong leadership skills and familiarity with Texas, an important state for the Company



SUE W. COLE

Director Since: 2002
Age: 74
Committees:

 

Ms. Cole is the managing partner of SAGE Leadership & Strategy, LLC, an advisory firm for businesses, organizations and individuals relating to strategy, governance and leadership development. Ms. Cole was previously a principal of Granville Capital Inc., a registered investment advisory firm, from 2006 to 2011, and before that she was the Regional CEO, Mid-Atlantic Region, of U.S. Trust Company, N.A., where she was responsible for the overall strategic direction, growth, and leadership of its North Carolina, Philadelphia and Washington, D.C. offices. Ms. Cole previously held various positions in the U.S. Trust Company, N.A. and its predecessors. Ms. Cole has previously served on the public-company board of UNIFI, Inc. (NYSE: UFI), a manufacturer of textured yarns. She has also been active in community and charitable organizations, including previously serving as Chairman of the North Carolina Chamber, the North Carolina Biotech Center and the Greensboro Science Center. She is currently Chair of the National Association of Corporate Directors. Ms. Cole attended the University of North Carolina at Greensboro where she earned a Bachelor of Science degree in Business Administration and a Master's in Business Administration in Finance.

Key attributes, experience and skills:

- Valuable experience in executive compensation, corporate governance, human resources, finance and financial statements, and customer service
- Chief executive officer of several financial services businesses as well as several non-profit organizations
- Strong leadership skills and familiarity with North Carolina, an important state for the Company

 **Audit Committee**    **Ethics, Environment, Safety & Health Committee**    **Executive Committee**    **Finance Committee** $ **Management Development & Compensation Committee**    **Nominating & Corporate Governance Committee**



ANTHONY R. FOXX

Director Since: 2020
Age: 53
Committees:



Chair

Mr. Foxx served from October 2018 to January 2022 as Chief Policy Officer and advisor to the President and Chief Executive Officer of Lyft, Inc. Prior to joining Lyft, he served as the seventeenth United States Secretary of Transportation from 2013 to 2017, where he led an agency with more than 55,000 employees and a $70 billion budget, whose primary goal was to ensure that America maintains the world's safest, most efficient transportation system. Previously, Mr. Foxx served as the Mayor of Charlotte, North Carolina, from 2009 to 2013. Since January 2021, Mr. Foxx also serves as an independent director and member of the Audit Committee and Nominating and Governance Committee of CDW Corporation (NASDAQ: CDW), a leading multi-brand technology solutions provider to business, government, education, and healthcare customers, and since May 2021, Mr. Foxx has served as an independent director for NXP Semiconductors (Nasdaq: NXPI), a world leader in secure connectivity solutions for embedded applications. Mr. Foxx earned his Bachelor's degree at Davidson College and his Juris Doctor degree at New York University Law School.

Key attributes, experience and skills:

- Extensive experience in legal, compliance and corporate governance
- Brings valuable experience from his elected position as Mayor of Charlotte, North Carolina and as United States Secretary of Transportation relating to leadership, finance matters, corporate governance, legal, governmental and regulatory issues, safety, health and environmental matters
- Brings additional perspective to the Board on diversity and corporate citizenship



JOHN J. KORALESKI

Director Since: 2016
Age: 74

Lead Independent Director

Committees:



Chair

Mr. Koraleski joined the Martin Marietta Board in 2016.
Mr. Koraleski served from February 2015 through his retirement in September 2015 as executive Chairman of the Board of the Union Pacific Corporation (UP) (NYSE: UNP), which through its subsidiaries operates North America's premier railroad franchise, covering 23 states across the western two-thirds of the United States. Prior to that, he was named President and Chief Executive Officer of the UP in March 2012, elected as a Director of the UP in July 2012 and appointed Chairman of the Board in 2014. Since joining the Union Pacific (Railroad) in 1972, Mr. Koraleski held a number of executive positions in the UP and the Railroad, including, Executive Vice President – Marketing and Sales from 1999 to 2012, Executive Vice President – Finance and Information Technology, Chief Financial Officer and Controller. Mr. Koraleski served as the Chairman of The Bridges Investment Fund, Inc., a general equity fund whose primary investment objective is to seek long-term capital appreciation, from 2005 through March 2012 and is a past Chairman of the Association of American Railroads. Mr. Koraleski earned a Bachelor's and Master's degree in business administration from the University of Nebraska at Omaha.

Key attributes, experience and skills:

- Experience with the demands and challenges associated with managing a large publicly-traded organization from his experience as Chairman and CEO of Union Pacific
- Extensive knowledge of financial system management, public company accounting, disclosure requirements and financial markets
- Valuable expertise in talent management, compensation, governance and succession planning
- Understanding of complex logistic operations, safety and rail operations
- Broad strategic analysis and experience with acquisitions, integration, marketing and information technologies

 **Audit Committee**  **Ethics, Environment, Safety & Health Committee**  **Executive Committee**  **Finance Committee**  **Management Development & Compensation Committee**  **Nominating & Corporate Governance Committee**





MARY T. MACK

Director Since: 2024
Age: 62
Committees:



Ms. Mack is the retired Chief Executive Officer (CEO) of Consumer and Small Business Banking (CSBB) for Wells Fargo & Company, a leading financial services company (NYSE: WFC). In her role leading CSBB, Ms. Mack oversaw Branch Banking, Small Business Banking, Chief Administrative Office, CSBB Marketing, Consumer Data and Engagement Platforms, Strategy and Innovation, Deposit Products, Diverse Customer Segments, Physical Distribution Strategies, and the Affluent Customer Segment. She also had accountability for CSBB Operations and CSBB Control Management functions. Ms. Mack began her banking career with First Union, a predecessor of Wells Fargo, in 1984 and during her time with Wells Fargo held numerous leadership positions, including CEO and president of Wells Fargo Advisors, LLC, one of the nation's largest full-service retail brokerage organizations. Ms. Mack is a graduate of Davidson College with a Bachelor's degree in International Political Economy and serves on the college's board of trustees. She is a board member of Habitat for Humanity International.

Key attributes, experience and skills:

- Significant brokerage / advisory, banking, finance and corporate and investment banking experience
- Insight into the financial affairs, including corporate borrowings, capitalization, and liquidity
- Expertise with respect to financial statements, corporate finance, accounting and capital markets, mergers and acquisitions, and strategic analysis
- Deep understanding of financial management, risk management and corporate governance



C. HOWARD NYE

Director Since: 2010
Age: 62
Committees:

Chair

Mr. Nye has served as Chair of the Board of Martin Marietta since 2014, as President since 2006 and as Chief Executive Officer and a Director since 2010. Mr. Nye previously served as Chief Operating Officer from 2006 to 2009. Prior to joining Martin Marietta in 2006, Mr. Nye spent nearly 13 years in a series of increasingly responsible positions with Hanson PLC, an international building materials company. Mr. Nye received a Bachelor's degree from Duke University and a Juris Doctor degree from Wake Forest University. In addition to his educational, professional, executive and related roles, Mr. Nye is a past Chairman of the Board of each of the National Stone, Sand & Gravel Association (NSSGA), the American Road & Transportation Builders Association (ARTBA), and the North Carolina Chamber. Mr. Nye is also a member of the Board of Directors and the Executive Committee of the United States Chamber of Commerce, the world's largest business organization. Since 2018, Mr. Nye has been a member of the Board of Directors of General Dynamics Corporation (NYSE: GD), a global aerospace and defense company. From 2015 to 2018, Mr. Nye was also an independent director for Cree, Inc. (NASDAQ: CREE), an American manufacturer and marketer of lighting-class lighting products and semiconductors. Mr. Nye has been recognized by Forbes magazine as one of America's Most Innovative Leaders; he was previously recognized by both Aggregates Manager and Pit & Quarry magazines, as Aggman of the Year and a Hall of Fame inductee, respectively. Mr. Nye has also served on numerous other state, local and/or philanthropic organizations including the boards of directors of the University of North Carolina Health System and the Research Triangle Foundation, as well as the Board of Governors of the Research Triangle Institute. He also served as Co-Chair of the NC FIRST Commission (evaluating North Carolina's current and future transportation investment needs).

Key attributes, experience and skills:

- Extensive knowledge of the building materials industry
- Extensive leadership, business, operating, marketing, mergers and acquisitions, legal, customer-relations, and safety and environmental experience
- Understands the competitive nature of the business and has strong management skills, broad executive experience, and corporate governance expertise
- Broad strategic vision for the future growth of Martin Marietta

 **Audit Committee**    **Ethics, Environment, Safety & Health Committee**    **Executive Committee**    **Finance Committee**    **Management Development & Compensation Committee**    **Nominating & Corporate Governance Committee**





LAREE E. PEREZ

Director Since: 2004
Age: 71
Committees:

 

Ms. Perez is an investment consultant with DeRoy & Devereaux, an independent investment adviser, where she has provided client consulting services since 2015. She was previously Owner and Managing Partner of The Medallion Company, LLC, a consulting firm, from 2003 to 2015. Ms. Perez was previously a Director of GenOn Energy, Inc. (NYSE: GEN), one of the largest power producers in the United States, from 2002 to 2012, and served as the Chairman of the Audit Committee of GenOn Energy, Inc. from 2002 to 2007 and a member of its Audit and Risk and Finance Oversight Committees from 2008 to 2012. Previously, she was Vice President of Loomis, Sayles & Company, L.P. and co-founder, President and Chief Executive Officer of Medallion Investment Company, Inc. In addition to civic and charitable organizations, Ms. Perez served as Vice Chairman of the Board of Regents at Baylor University and previously served on the Board of Trustees of New Mexico State University, where she was also Chairman of the Board. Ms. Perez earned a Bachelor's degree from Baylor University in Finance and Economics.

Key attributes, experience and skills:

- Significant business, financial and private investment experience
- Significant expertise with respect to financial statements, corporate finance, accounting and capital markets, mergers and acquisitions, and strategic analysis
- Insight into auditing best practices
- Familiarity with the southwestern United States



THOMAS H. PIKE

Director Since: 2019
Age: 65
Committees:

 

Mr. Pike joined the Martin Marietta Board in July 2019 and is currently Chairman and Chief Executive Officer of Fortrea (Nasdaq: FTRE) having served in this role since Fortrea's launch as an independent company in July 2023. Mr. Pike joined Fortrea as President and Chief Executive Officer in January 2023 during its spinoff from its parent company Labcorp (NYSE: LH). Mr. Pike has more than 30 years of leadership experience in global services, most notably in the contract research organization (CRO) industry. Previously, Mr. Pike served as Chief Executive Officer and a member of the Board of Directors of Quintiles Transnational Holdings, Inc. (Quintiles) from April 2012 until its merger with IMS Health in December 2016 to create IQVIA (NYSE:IQV). Mr. Pike led Quintiles through a successful public offering and helped grow into a Fortune 500 company. Prior to Quintiles, Mr. Pike spent 22 years at Accenture (NYSE: ACN), a leading global professional services company, providing a broad range of services and solutions in strategy, consulting, digital, technology and operations, until December 2009. At Accenture, Mr. Pike's roles included serving as Chief Risk Officer and Managing Director of the North America Health and Products business areas. He previously served as the global Chief Operating Officer for Accenture's Resources operating group and had also served as Accenture's Chief Strategy Officer. Early in his career Mr. Pike was a consultant with McKinsey & Company. Mr. Pike earned his Bachelor's degree in accounting from the University of Delaware.

Key attributes, experience and skills:

- More than 15 years of C-Suite experience
- Broad strategic and financial experience
- Extensive experience in mergers and acquisitions, integration, and strategic development and analysis
- Significant mentorship, business and operating experience in a public company
- Valuable knowledge of financial system management, public company accounting, disclosure requirements and financial markets

 **Audit Committee**  **Ethics, Environment, Safety & Health Committee**  **Executive Committee**  **Finance Committee**  **Management Development & Compensation Committee**  **Nominating & Corporate Governance Committee**





DONALD W. SLAGER

Director Since: 2016
Age: 63
Committees:

  

Chair

Mr. Slager was President and Chief Executive Officer of Republic Services, Inc. (Republic) (NYSE: RSG), a service provider in the non-hazardous solid waste industry, holding this position from 2011 through his retirement in 2021. Prior to this, he served as President and Chief Operating Officer of Republic from December 2008 until his promotion to CEO. Prior to that, Mr. Slager served in the same capacity for Allied Waste Industries, Inc. (Allied Waste), from 2005 to 2008, prior to its merger with Republic. Mr. Slager was Executive Vice President and Chief Operating Officer of Allied Waste between 2003 and 2004. Prior to that, Mr. Slager held varying positions of increasing responsibility with Allied Waste. Mr. Slager also served as a Director of Republic from 2010 until 2021. Mr. Slager serves as an Independent Director and as a member of the Audit Committee, Finance Committee and Environmental, Safety & Sustainability Committee at Eastman Chemical Company (NYSE: EMN), a global specialty materials company that produces a broad range of products found in items people use every day. Mr. Slager previously served as an Independent Director of UTi Worldwide Inc. (UTi) from 2009 to January 2016, where he served as Chairman of the Nominating and Corporate Governance Committee and as a member of both the Compensation and Risk Committees. UTi, a former NYSE listed company, was an international, non-asset-based supply chain services and solutions company providing air and ocean freight forwarding, and other supply chain management services. Mr. Slager also serves as a director on the Board for the Phoenix Children's Hospital.

Key attributes, experience and skills:

- More than 16 years of C-Suite experience
- More than 29 years of general management experience in a complex, capital intensive and logistics business
- Extensive experience in mergers and acquisitions, integration, and strategic development and analysis
- Valuable experience from his membership on the boards of directors of two publicly-traded companies



DAVID C. WAJSGRAS

Director Since: 2020
Age: 65
Committees:

 


Chair

Mr. Wajsgras is Chief Executive Officer of Intelsat, the foundational architects of satellite communications technology with a globalized network of integrated satellite and terrestrial communications, delivering critical broadband connectivity and media content distribution that impacts and transforms businesses and communities in more than 200 countries. He previously served as Raytheon Company (NYSE: RTN) president of the Intelligence, Information and Services (IIS) business from March 2015 to April 2020. Raytheon is a major U.S. defense contractor and industrial corporation. IIS provides a full range of technical and professional services to intelligence, defense, federal and commercial customers worldwide. The business specializes in global Intelligence, Surveillance and Reconnaissance; navigation; Department of Defense space and weather solutions; cybersecurity; analytics; training; logistics; mission support; engineering; automation and sustainment solutions; and international and domestic Air Traffic Management systems. Prior to this role, he was senior vice president and chief financial officer (CFO) of Raytheon from March 2006 to March 2015. Mr. Wajsgras is also an Independent Director and a member of the Audit Committee and Compensation Committee at Parsons Corporation (NYSE: PSN), a digitally enabled solutions provider focused on the defense, intelligence, and critical infrastructure markets. He was named Federal Computer Week's prestigious Industry Eagle Award winner in 2018 for his pivotal role in the U.S. government Information Technology community. In 2012, Mr. Wajsgras was named one of the Wall Street Journal's 25 Best CFOs among the larger companies in the Standard & Poor's 500 Index. Mr. Wajsgras earned his Bachelor's degree in accounting from the University of Maryland. He has a Master's in Business Administration from American University.

Key attributes, experience and skills:

- Extensive financial and operating experience
- Knowledge of corporate finance, strategic planning and risk management processes
- Experience as a public company CFO, as well as expansive knowledge of accounting principles and practices, auditing, internal control over financial reporting, and risk management processes
- Expertise in cybersecurity products and services

|  Audit Committee |  Ethics, Environment, Safety & Health Committee |  Executive Committee |  Finance Committee |  Management Development & Compensation Committee |  Nominating & Corporate Governance Committee |

 The Board Unanimously Recommends a Vote **"FOR"** all Nominees for Election to the Board of Directors on this Proposal 1



Director Compensation

Martin Marietta uses a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on the Board of Directors. In setting Director compensation, Martin Marietta considers the significant amount of time that Directors expend in fulfilling their duties to Martin Marietta as well as the skill level required by Martin Marietta of members of the Board. The Board determines reasonable compensation for Directors upon recommendation of the Management Development and Compensation Committee of the Board, which retains an independent compensation consultant to assist it in making each recommendation.

Cash Compensation Paid to Non-Employee Board Members

The cash-based elements of annual Director compensation for fiscal year 2024 paid in quarterly installments, measured from the end of the month during which the 2024 Annual Meeting of Shareholders was held, were as follows.

Cash Component Amount	
Annual Board Cash retainer	$125,000
Annual Audit Committee chair retainer[1]	$ 20,000
Annual Management Development and Compensation Committee chair retainer[2]	$ 20,000
Annual Finance Committee chair retainer[2]	$ 15,000
Annual Nominating and Corporate Governance Committee chair retainer[2]	$ 15,000
Annual Ethics, Environment, Safety and Health Committee chair retainer[2]	$ 15,000
Annual Audit Committee member retainer[2]	$ 5,000
Annual Lead Independent Director retainer[3]	$ 35,000

1 This is in addition to the annual retainer and the annual Audit Committee member retainer
2 This is in addition to the annual retainer in view of increased responsibilities
3 This is in addition to the annual retainer and the annual Committee chair retainers in view of increased responsibilities

The Company reimburses Directors for the travel expenses of, or provides transportation on Company aircraft for, Board and Committee meetings, meetings with management or independent consultants or advisors, and other Company-related events, such as Investor Day and meetings with potential Board candidates. No non-employee Directors received personal use of Martin Marietta's aircraft or other perquisites or personal benefits in 2024.

Equity Compensation Paid to Non-Employee Board Members

Non-employee Directors received an award of restricted stock units (RSUs) with a value of $170,000 (rounded up to the nearest RSU) based on the closing price as of the date of grant, which was following the 2024 Annual Meeting of Shareholders in May 2024. In May 2024, this award was 293 RSUs. The RSUs granted to the Directors in 2024 were fully vested upon award. Directors are required to defer at least 50% of the RSUs until retirement from the Board. Directors may choose to voluntarily defer an additional portion of their RSUs, and any RSUs that are not so deferred are settled in shares of common stock of Martin Marietta as soon as practicable following the grant date. The RSUs were awarded under the Martin Marietta Amended and Restated Stock-Based Award Plan (the Stock Plan), which was approved by shareholders on May 19, 2016. The Stock Plan provides that, during any calendar year, no non-employee Director may be granted (i) restricted shares and other full-value stock-based awards, including RSUs, in respect of more than 7,000 shares of common stock of Martin Marietta or (ii) options or stock appreciation rights in respect of more than 20,000 shares of common stock of Martin Marietta.

The Directors do not have voting or investment power for their respective RSUs.

Deferred Compensation Program for Non-Employee Board Members

The Common Stock Purchase Plan for Directors provides that non-employee Directors may elect to receive all or a portion of their fees earned in 2024 in the form of Martin Marietta common stock units. If deferral is elected, there is a mandatory



minimum deferral time of three years with, subject to certain restrictions, redeferrals at each Director's election up to the date the person ceases to be a Director or the date that is one year and one month following the date that the person ceases to be a Director. Directors may elect to receive payment of the deferred amount in a single lump sum or in equal annual installments for a period of up to ten years. All deferrals in common stock are credited at 100% of the fair market value of the common stock (the closing price of the common stock as reported in The Wall Street Journal). There are no matching contributions made by Martin Marietta. Dividend equivalents are paid on the units at the same rate as dividends are paid to all shareholders. The Directors do not have voting or investment power for their respective common stock units. Directors may also elect to defer their fees into a cash-based account on the same basis. Amounts deferred under the plan in cash are credited with interest at the prime rate as of January 1 of that year.

Director Compensation Table

The table below summarizes the compensation paid by Martin Marietta to each person who served as a non-employee Director during the fiscal year ended December 31, 2024.

Name[1] (a)	Fees Earned or Paid in Cash ($)[2] (b)	Stock Awards ($)[3] (c)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4] (f)	All Other Compensation ($)[5] (g)	Total ($) (h)
Dorothy M. Ables	143,750	170,435	3,176	10,799	328,160
Sue W. Cole	123,750	170,435	82,118	78,020	454,323
Anthony R. Foxx	135,000	170,435	16,162	5,885	327,482
John J. Koraleski	182,563	170,435	7,791	25,255	386,044
Mary T. Mack	93,750	170,435	15	680	264,880
Laree E. Perez	128,750	170,435	42,648	47,977	389,810
Thomas H. Pike	123,750	170,435	2,623	12,919	309,727
Michael J. Quillen[6]	33,750	—	15,552	12,430	61,732
Donald W. Slager	138,750	170,435	4,786	13,379	327,350
David C. Wajsgras	148,750	170,435	2,395	12,942	334,522

1 Mr. Nye, who is the Chief Executive Officer of Martin Marietta and a member of the Board of Directors, is not included in this table because he is not compensated separately for his service as a Director. The compensation received by Mr. Nye as an employee of Martin Marietta is shown in the Summary Compensation Table on page 70.

2 The amounts in column (b) reflect fees earned in 2024. Some of these fees were deferred pursuant to the Common Stock Purchase Plan for Directors in the form of common stock units. The number of units of common stock credited in 2024 to each of the Directors under the Common Stock Purchase Plan for Directors and the grant date fair value for these awards determined in accordance with FASB ASC Topic 718, are as follows: Ms. Ables, 0; Ms. Cole, 0; Mr. Foxx, 0; Mr. Koraleski, 322 units and $183,575 in value, respectively; Ms. Mack, 0; Ms. Perez, 0; Mr. Pike, 219 units and $124,860 in value, respectively; Mr. Quillen, 30 units and $17,331 in value, respectively; Mr. Slager, 0; and Mr. Wajsgras, 263 units and $149,926 in value, respectively. The number of units credited to each of the Directors as of December 31, 2024, including units accumulated under the plan for all years of service as a Director, is as follows: Ms. Ables, 0; Ms. Cole, 13,867; Mr. Foxx,0; Mr. Koraleski, 3,709; Ms. Mack, 0; Ms. Perez, 5,258; Mr. Pike, 1,177; Mr. Quillen, 0; Mr. Slager, 0; and Mr. Wajsgras, 1,757.

3 Each Director who was serving immediately following the 2024 Annual Meeting of Shareholder received 293 RSUs in May 2024. The amounts in column (c) reflect the grant date fair value for these awards determined in accordance with FASB ASC Topic 718. The RSUs fully vested upon award and will be distributed to the Director upon retirement, except Ms. Cole and Ms. Perez, who each received a distribution of 147 unrestricted shares of common stock and deferred the distribution of 146 RSUs until retirement. As of December 31, 2024, each Director held RSUs in the amounts as follows: Ms. Ables, 3,600; Ms. Cole, 11,665; Mr. Foxx, 1,994; Mr. Koraleski, 4,404; Ms. Mack, 293; Ms. Perez, 10,456; Mr. Pike, 2,834; Mr. Quillen, 0; Mr. Slager, 4,443; and Mr. Wajsgras, 2,256. As of December 31, 2024, none of the Directors held options for common stock.

4 The amounts in column (f) reflect interest paid on fees deferred in cash under the Common Stock Purchase Plan for Directors.

5 The amounts in column (g) reflect for each Director the dollar value of dividend equivalents paid in 2024 on common stock units held under the Common Stock Purchase Plan for Directors. The non-employee Directors did not receive perquisites or other personal benefits in 2024.

6 Mr. Quillen retired at the 2024 Annual Meeting of Shareholders in accordance with the Bylaws that provide for retirement of a Director at the annual meeting of shareholders following the Director's 75th birthday.



Beneficial Owners and Management

Stock Ownership

How much stock do Martin Marietta's Directors and executive officers own?

The following table sets forth information as of March 7, 2025 with respect to the shares of common stock that are beneficially owned by the Directors, the Chief Executive Officer, the Chief Financial Officer, and the three other named executive officers who are listed in the Summary Compensation Table on page 70 of this Proxy Statement, individually, and by all Directors and executive officers of Martin Marietta as a group. The address of each beneficial owner below is Martin Marietta's principal executive office.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Deferred and Restricted Units[4]	Total
Dorothy M. Ables	3,600[2]		3,600
Roselyn R. Bar	57,470	6,098	63,568
Robert J. Cardin	6,683	1,546	8,229
Sue W. Cole	29,929[2,3]		29,929
Anthony R. Foxx	1,994[2]		1,994
John J. Koraleski	15,109[2]		15,109
James A. J. Nickolas	23,449	3,194	26,643
Mary T. Mack	293		293
C. Howard Nye	202,412	20,162	222,574
Laree E. Perez	16,598[2]		16,598
Michael J. Petro	5,109	3,876	8,985
Thomas H. Pike	4,076[2]		4,076
Donald W. Slager	4,443[2]		4,443
David C. Wajsgras	4,091[2]		4,091
All Directors and executive officers as a group (17 individuals including those named above)	377,236[3]	40,044	417,280

1 As to the shares reported, unless indicated otherwise, (i) beneficial ownership is direct, and (ii) the person indicated has sole voting and investment power. None of the Directors or named executive officers individually own in excess of one percent of the shares of common stock outstanding. All Directors and executive officers as a group own 0.69% of the shares of common stock outstanding as of March 7, 2025. None of the shares reported are pledged as security.
2 Amounts reported include (1) compensation paid on an annual basis that Directors have received in common stock units that are deferred pursuant to the Amended and Restated Martin Marietta Materials, Inc. Common Stock Purchase Plan for Directors and (2) RSUs that each Director received in 2024 as part of their compensation. The Directors do not have voting or investment power for their respective common stock units and RSUs. The number of common stock units credited to each of the Directors pursuant to the Common Stock Purchase Plan as of March 7, 2025 is as follows: Ms. Ables, 0; Ms. Cole, 13,867; Mr. Foxx, 0; Mr. Koraleski, 3,805; Ms. Mack 0; Ms. Perez, 5,258; Mr. Pike, 1,242; Mr. Slager, 0; and Mr. Wajsgras, 1,835.
3 Includes an approximation of the number of shares in an IRA account.
4 The amounts reported include common stock units credited to each of the NEOs in connection with (i) their deferral of a portion of their cash bonus under the Martin Marietta Materials, Inc. Incentive Stock Plan, and (ii) RSUs (not including any performance-based share units (PSUs) granted under the Martin Marietta Amended and Restated Stock-Based Award Plan (the Plan) that are subject to forfeiture in accordance with the terms of the Stock Plan and are scheduled to vest within 60 days of March 7, 2025), each in the following amounts: Mr. Nye, 5,498 and 14,664, respectively; Ms. Bar, 2,896 and 3,202, respectively; Mr. Cardin, 0 and 1,546, respectively; Mr. Nickolas, 0 and 3,194, respectively; Mr. Petro, 0 and 3,876, respectively; and all Directors and executive officers as a group, 8,394 and 31,650, respectively. There are no voting rights associated with the stock units or RSUs.



Who are the largest owners of Martin Marietta's stock?

The following table sets forth information, based on filings with the Securities and Exchange Commission, with respect to the shares of common stock which are held by persons known to Martin Marietta to be the beneficial owners of more than 5% of such stock as of March 7, 2025. To the best of Martin Marietta's knowledge, no person beneficially owned more than 5% of any class of Martin Marietta's outstanding voting securities at the close of business on March 7, 2025, except for those shown below.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class
The Vanguard Group, Inc.[2]	7,168,589	11.83%
BlackRock, Inc.[3]	4,113,718	6.79%

[1] Ownership amounts are based on the assumption that each such shareholder continued to beneficially own, as of March 7, 2025, the amounts reflected in its beneficial ownership report filed with the Securities and Exchange Commission described below, which is the most recent such report filed by the shareholder. Percentage ownership is based on the number of shares of our common stock outstanding on March 7, 2025.

[2] As reported in Schedule 13G/A reporting beneficial ownership as of December 31, 2023 filed with the SEC on February 13, 2024, indicating sole power to vote 0 shares, shared power to vote 81,795 shares, sole power to dispose of 6,903,108 shares, and shared power to dispose of 265,481 shares. The Vanguard Group, Inc.'s address is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

[3] As reported in Schedule 13G reporting beneficial ownership as of December 31, 2023 filed with the SEC on January 26, 2024, indicating sole power to vote 3,764,294 shares, shared power to vote 0 shares, sole power to dispose of 4,113,718 shares, and shared power to dispose of 0 shares. BlackRock, Inc.'s address is 50 Hudson Yards, New York, New York 10001.



Corporate Governance Matters

Corporate Governance Philosophy

Martin Marietta has a culture dedicated to ethical business behavior and responsible corporate activity, which we believe promotes the long-term interests of shareholders. This commitment is reflected in our *Corporate Governance Guidelines*, posted and available for public viewing on Martin Marietta's website at https://ir.martinmarietta.com/corporate-governance/governance-documents-and-charters, which set forth a flexible framework within which the Board, assisted by its Committees, directs the affairs of Martin Marietta. The Guidelines address, among other things, the composition and functions of the Board of Directors, director qualifications and independence, Chief Executive Officer performance evaluation and management succession, Board Committees and the selection of new Directors.

Martin Marietta's *Code of Ethical Business Conduct* has been in place since the 1980s and is regularly updated. It applies to all Board members, officers, and employees, providing our policies and expectations on a number of topics, including our commitment to good citizenship, promoting a positive and safe work environment, avoiding conflicts of interest, honoring the confidentiality of sensitive information, preservation and use of Company assets, compliance with all laws, and operating with integrity in all that we do. To implement the *Code of Ethical Business Conduct*, Board members, officers, and employees participate regularly in ethics training. There have been no waivers from any provisions of our *Code of Ethical Business Conduct* to any Board member or executive officer.

In addition, the Board believes that accountability to shareholders is a hallmark of good governance and critical to Martin Marietta's success. To that end, management regularly engages with shareholders on a variety of topics throughout the year, including sustainability and governance, to ensure we are addressing their questions, thoughts and concerns, to seek input and to provide perspective on Company policies and practices. See discussion of our shareholder outreach on pages 11 and 42.



The chart below provides a snapshot of Martin Marietta's governance highlights.

GOVERNANCE HIGHLIGHTS

- Majority voting for Directors
- Annual Board, Committee and Individual self-evaluations
- Regular executive sessions of independent Directors
- Code of Ethical Business Conduct
- 9 out of 10 director nominees are non-employees and independent
- Independent audit, compensation and governance Committees
- Executive compensation driven by pay-for-performance
- Long-standing active shareholder engagement
- Risk oversight by full Board and Committees
- A confidential ethics hotline
- Independent chair for key Committees
- Lead Independent Director

Corporate Governance Board Practices

Who are Martin Marietta's independent Directors?

All of Martin Marietta's Directors are non-employee Directors except Mr. Nye. Mr. Nye neither sits in the executive sessions of the independent Directors (unless invited to attend for a specific discussion) nor does he participate in any action of the Board relating to any executive compensation which he may receive.

In assessing the independence of its members and nominees, the Board has adopted for Martin Marietta a set of *Guidelines for Director's Independence* (Guidelines). The Guidelines are posted and available for public viewing on Martin Marietta's website at https://ir.martinmarietta.com/corporate-governance/governance-documents-and-charters. These Guidelines reflect the rules of the NYSE, applicable requirements of the SEC, and other standards determined by the Board to be important in assessing the independence of Board members. The Board has determined that, other than Mr. Nye, all members of the Board are "independent" under these Guidelines, resulting in 90% of the Board being independent. The Board of Directors has determined that no Director (except Mr. Nye), or any person or organization with which the Director has any affiliation, has a relationship with Martin Marietta that may interfere with his or her independence from Martin Marietta and its management. In making this "independence" determination, the Board considered other entities with which the Directors were affiliated and any business Martin Marietta had done with such entities.



Do the independent Directors ever meet without management?

Martin Marietta's *Corporate Governance Guidelines* adopted by the Board provide that at least two Board meetings each year will include an executive session of the non-employee Directors to discuss such topics as they may choose, including a discussion of the performance of Martin Marietta's Chair and Chief Executive Officer. In 2024, Martin Marietta's independent Directors met at each regularly scheduled Board meeting, consisting of four times in executive session without management, in addition to executive sessions held by Committees of the Board. In 2024, all the independent Directors were non-employees.

What is the Board's leadership structure?

Our *Corporate Governance Guidelines* provide that the Board's policy as to whether the Chair and CEO positions should be separate is to adopt the practice that best serves the Company's needs at any particular time. The Nominating and Corporate Governance Committee and the Board discussed Board leadership alternatives in connection with combining the Chair and CEO roles.

The Board believes that, at the present time, the Company is best served by allocating governance responsibilities between a combined Chair and CEO and a Lead Independent Director with robust responsibilities. This structure allows the Company to present a single face to our constituencies through the combined Chair and CEO position while at the same time providing an active role and voice for the independent directors through the Lead Independent Director.

Reasons for Combined Chair and CEO

Key highlights

- The independent Board members believe that Mr. Nye has extensive experience in all facets of the building materials industry, in both the U.S. and with global competitors.
- Mr. Nye's experience has allowed the Company to successfully navigate acute periods of duress (*e.g.*, the Great Financial Crisis and COVID-19).
- Mr. Nye has been effective in creating shareholder value through strategic acquisitions and divestitures, with realization of expected synergies.
- Mr. Nye has in-depth knowledge of safety, health, operational, legal, environmental, regulatory and governance considerations that impact the business and oversight of management.
- Mr. Nye has demonstrated his leadership and vision to guide the Board in its oversight of management with the development of three five-year strategic plans, with the current Strategic Operating Analysis and Review (SOAR 2025) discussed with and approved by the Board in August 2020.
- Mr. Nye has engaged in an active investor relations program, including the Company's Fall Engagement Program conversations and Investor Day presentations, and leads the Board in understanding the perspective of the Company's shareholders.
- Mr. Nye is the only member of management on the Board.
- Strong independent directors comprise 90% of the current Board, and open communications exist between Mr. Nye and the independent directors.

As a result of Mr. Nye's tenure at Martin Marietta and strong performance as a leader since his election as CEO, the Board believes he is uniquely qualified through his experience, education and expertise to be the person who promotes strong and visionary leadership for our Board, as well as important recognition as the leader of Martin Marietta by our customers, employees and other constituencies. The Board also believes that Mr. Nye's serving as both Chair and CEO is appropriate taking into consideration the size and nature of our business, Mr. Nye's effective and careful formulation and execution of our strategic plan, his established working relationship and open communication with our other Directors, both during meetings and in the intervals between meetings, the significant board-level experience of our independent Directors as a



whole, the strong independent leadership and accountability to shareholders provided by 90% of our Directors being independent, the independent leadership provided by our Committee chairs, and our Board culture in which Mr. Nye and the other Directors are able to thoughtfully debate different points of view and reach consensus in an efficient manner.

Does the Board have a Lead Independent Director?

In deciding that a combined Chair and Chief Executive Officer position is the appropriate leadership structure for the Company at this time, the Nominating and Corporate Governance Committee and Board also recognized the benefit of independent leadership to enhance the effectiveness of the Board's oversight role and communications between the Board and Mr. Nye. Accordingly, in November 2014, our *Corporate Governance Guidelines* were revised to provide that in the event the Chair and Chief Executive Officer positions are held by one person, our independent Directors may designate a Lead Independent Director from among the independent Directors. The designation of the Lead Independent Director is to be made annually, with the expectation of the Board that the Lead Independent Director will be re-appointed for multiple, consecutive one-year terms. John J. Koraleski currently serves as the Lead Independent Director.

The responsibilities of the Lead Independent Director include:

- Presiding at Board meetings when the Chair is not present.
- Presiding at executive sessions of the independent Directors, and meeting separately with the Chair after executive sessions to review the matters discussed during the executive sessions.
- Acting as a liaison between the Chair and the independent Directors.
- Suggesting to the Chair agenda items for Board meetings and consulting with the Chair regarding Board meeting schedules.
- Calling, where necessary, executive sessions of independent Directors.
- Being available to meet with shareholders and other key constituents.
- Acting as a resource for, and counsel to, the Chair.
- In addition, the Lead Independent Director attends and meets with shareholders at Company-sponsored Investor Days.

How would interested parties make their concerns known to the independent Directors?

The Board of Directors provides a process for shareholders and other interested parties to send communications to the Board. Shareholders and other interested parties may communicate anonymously and confidentially with the Board through Martin Marietta's Ethics Hotline at +1 (800) 209-4508. The Board has also designated the Corporate Secretary to facilitate communications to the Board. Shareholders and other interested parties may communicate directly with the Board of Directors, or directly with the independent Directors, or an individual Director, including the Lead Independent Director, by writing to Martin Marietta, Attn: Corporate Secretary, 4123 Parklake Avenue, Raleigh, North Carolina 27612.

All communications by shareholders or other interested parties addressed to the Board will be sent directly to Board members. While Martin Marietta's Ethics Office and the Corporate Secretary may review, sort, and summarize these communications, all direct communications will be presented to the independent Directors unless there is instruction from them to filter such communications (and in such event, any communication that has been filtered out will be made available to any independent Director who wishes to review it).

Martin Marietta and its Board of Directors will continue to review and evaluate the process by which shareholders or other interested persons communicate with Martin Marietta and the Board and may adopt other or further processes and procedures in this regard. If so, we will identify those policies and procedures on our website at *www.martinmarietta.com*.

How often did the Board meet during 2024?

Martin Marietta's Board of Directors held four regularly scheduled meetings during 2024. There were no special meetings of the Board of Directors in 2024. There were also a total of 18 Committee meetings in 2024. In addition, management confers frequently with the Directors on an informal basis to discuss Company affairs.



How many times did Directors attend meetings of the Board and its Committees?

Martin Marietta's Directors are expected to attend 100% of the meetings of the Board and Committees of the Board on which they serve unless there is a good reason otherwise. In 2024, all Directors attended 100% of the meetings of the Board of Directors during their term of service on the Board. All Directors attended 100% of the meetings of the Committees of the Board on which they served (during the periods that they served).

Will the Directors attend the Annual Meeting?

Martin Marietta's Directors are expected to be available to respond to questions and react to comments at the Martin Marietta's Annual Meeting of Shareholders, although frequently no shareholders other than Directors and Officers attend these meetings. In 2024, all Directors attended the Annual Meeting in May.

Will the Nominating and Corporate Governance Committee consider any Director candidates recommended by shareholders?

The Nominating and Corporate Governance Committee will consider nominees recommended by shareholders for election as a Director at an Annual Meeting of Shareholders of Martin Marietta, if the shareholder making such recommendation complies with the advance notice provisions and other criteria specified in the Bylaws of Martin Marietta. The Bylaws of Martin Marietta require advance notice for any proposal for the nomination for election as a Director at an Annual Meeting of Shareholders that is not included in Martin Marietta's Notice of Meeting or made by or at the direction of the Board of Directors. In general, nominations must be delivered to the Corporate Secretary of Martin Marietta at its principal executive offices, 4123 Parklake Avenue, Raleigh, North Carolina 27612, not less than 60 days nor more than 90 days prior to the first anniversary of the mailing of the Proxy Statement in connection with the preceding year's Annual Meeting of Shareholders and must contain specified information concerning the nominee and the shareholder proposing the nomination. Any shareholder desiring a copy of the Bylaws of Martin Marietta will be furnished a copy without charge upon written request to the Secretary of Martin Marietta. In November 2022, Martin Marietta amended and restated its Bylaws to implement certain "universal proxy" rules adopted by the SEC, to update certain procedural requirements relating to director nominations by shareholders set forth in Rule 14a-19 under the Securities Exchange Act of 1934, as amended. The amendments effected by the amended Bylaws also include: (i) enhanced requirements regarding the information shareholders must submit and representations shareholders must make in connection with providing advance notice of shareholder meeting proposals and director nominations, including a representation that the shareholder intends or is part of a group that intends to solicit proxies with respect to such proposal or nomination; (ii) requirements for shareholders submitting such proposals or director nominations to supplement the information provided in the notice as of the record date of the shareholder meeting and, generally, as of ten (10) days prior to the shareholder meeting; (iii) a requirement that a shareholder or a qualified representative of the shareholder appear at the shareholder meeting to present a nomination or other business; (iv) a prohibition against a shareholder nominating a greater number of persons for election to the board of directors than are subject to election at the shareholder meeting; (v) a requirement that for an individual to be eligible for election as a director the individual must complete a questionnaire in a form provided by the Company to provide information relevant to election as a director, including with respect to background, qualifications, stock ownership and independence, and represent that he or she is not and, if elected as a director during his or her term of office, will not become a party to any agreement, arrangement or understanding specifying how he or she is to act or vote as a director on any issue or question unless disclosed to the Company or that would interfere with the ability of the individual to comply with fiduciary duties as a director; and (vi) a requirement that a shareholder soliciting proxies from other shareholders use a proxy card color other than white. Additional information is contained in the section entitled Shareholders' Proposals For 2026 Annual Meeting below.

How does the Board select nominees for the Board?

The Nominating and Corporate Governance Committee will consider candidates for Board membership suggested by its members and other Board members, as well as management and shareholders. The Committee may also retain a third-party executive search firm to identify potential candidates for its consideration from time to time. The Committee makes an initial determination as to whether to conduct a full evaluation of the candidate, and reviews all information provided to the Committee, including the recommendations for the prospective candidate and the Committee's own knowledge of the prospective candidate. If the Committee determines that additional consideration is warranted, interviews are conducted by the members of the Committee, as well as the Chief Executive Officer of Martin Marietta; appropriate



inquiries are conducted into the background and qualifications of potential candidates; the Committee meets to discuss its evaluation and feedback from the Chief Executive Officer; and, if the Committee determines to do so, it makes a recommendation to the full Board as to the persons who should be nominated by the Board. The Board of Directors determines the nominees after considering the recommendation and report of the Committee.

In evaluating any potential candidate, the Nominating and Corporate Governance Committee considers the extent to which the candidate has the personal characteristics and core competencies outlined in the *Guidelines for Potential New Board Members* adopted by the Committee, and takes into account all other factors it considers appropriate. A copy of these Guidelines is attached to this Proxy Statement as Appendix A.

Do the Board Committees have charters? How can shareholders obtain them?

Martin Marietta's Board of Directors has adopted written charters meeting the requirements of the NYSE for the Audit Committee, Management Development and Compensation Committee, and Nominating and Corporate Governance Committee. These charters address the purposes and responsibilities of each Committee, as described above, and provide for an annual performance evaluation of each Committee. Copies of these charters, and the charters of the other Committees of the Board, are posted on Martin Marietta's website at https://ir.martinmarietta.com/corporate-governance/governance-documents-and-charters, along with copies of Martin Marietta's *Corporate Governance Guidelines*, *Code of Ethical Business Conduct*, and *Guidelines for Director's Independence*.

How are transactions with persons related to Martin Marietta reviewed?

The SEC requires Martin Marietta to disclose in this Proxy Statement certain transactions in which Martin Marietta participates and in which certain persons considered "related persons" of Martin Marietta have a direct or indirect material interest. These "related persons" would include the Directors and executive officers of Martin Marietta, nominees for Director, certain control persons, and their immediate family members. Since January 1, 2024, there have been no such transactions.

Each Director, executive officer, and nominee for Director of Martin Marietta receives and agrees to abide by Martin Marietta's *Code of Ethical Business Conduct*. Martin Marietta considers that any transaction in which Martin Marietta participates and in which any related person of Martin Marietta has a direct or indirect material interest will be subject to review, approval or ratification, as appropriate under the circumstances, by Martin Marietta under the standards enumerated in Martin Marietta's *Code of Ethical Business Conduct*. If a proposed transaction is one in which a Director of Martin Marietta has an actual or potential conflict of interest, it will be subject to review by the Chair of the Board of Directors and the Chair of the Nominating and Corporate Governance Committee.

Any waivers of the *Code of Ethical Business Conduct* for Directors and executive officers may be made only by Martin Marietta's Board of Directors or any Committee to which it delegates that authority. Any waivers for Directors and executive officers and any amendments to the Code of Ethical Business Conduct will be promptly disclosed on our website, *www.martinmarietta.com*.

In assessing the independence of its members, the Board considers any interests a director may have in any transactions in which Martin Marietta participates. The Board also considers other entities with which the Directors are affiliated and any business Martin Marietta has done with such entities.

Proposal 2: Independent Auditors

The Audit Committee has appointed PricewaterhouseCoopers LLP (PwC), an independent registered public accounting firm, to audit the consolidated financial statements of Martin Marietta and the effectiveness of Martin Marietta's internal control over financial reporting for the 2025 fiscal year and the Board of Directors recommends that the shareholders ratify this appointment. The ratification of the appointment of PwC is being submitted to the shareholders because the Board of Directors believes this to be good corporate practice. Should the shareholders fail to ratify this appointment, the Audit Committee will review the matter and determine, in its sole discretion, whether PwC or another independent registered public accounting firm should be retained.



PwC served as Martin Marietta's independent auditors for 2024 and audited the consolidated financial statements of Martin Marietta for the year ended December 31, 2024 and the effectiveness of Martin Marietta's internal control over financial reporting as of December 31, 2024. In connection with the audit of Martin Marietta's 2024 consolidated financial statements, Martin Marietta entered into an engagement letter with PwC that sets forth the terms by which PwC would perform audit services for Martin Marietta.

The Audit Committee is solely responsible for retaining or terminating Martin Marietta's independent auditors. Representatives of PwC are expected to attend the Annual Meeting, will have the opportunity to make a statement if they so desire, and will be available to respond to questions from shareholders.

 The Board Unanimously Recommends a Vote **"FOR"** on this Proposal 2

Summary of Fees

The following table summarizes the aggregate of fees billed for professional services rendered to Martin Marietta by PwC in 2024 and 2023.

	2024	2023
Audit Fees[1]	$4,458,000	$3,759,000
Audit-Related Fees[2]	110,000	110,000
Tax Fees		
All Other Fees[3]	2,000	2,000
TOTAL	$4,570,000	$3,871,000
Percentage of Audit & Audit-Related Fees to Total Fees	99.9%	99.9%

[1] Services in connection with the annual consolidated financial statement audit, the annual internal controls audit, reviews of the consolidated financial statements included in the quarterly reports, and consent.
[2] Services in connection with audit-related services, including agreed-upon procedures reports and subsidiary audits.
[3] Other fees include license fees for technical accounting software.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy that requires advance approval of all audit, audit-related, tax services, and other services performed by its independent auditor. The policy provides for pre-approval by the Audit Committee of specifically defined audit and non-audit services. Unless the specific service has been previously pre-approved with respect to that year, the Audit Committee must approve the permitted service before the independent auditor is engaged to perform it. The Audit Committee has delegated to the Chair of the Audit Committee authority to approve permitted services, provided that the Chair reports any decision to the Committee at its next scheduled meeting.

Audit Committee Review

In connection with the Audit Committee's review of services rendered and fees billed by the independent auditor, the Audit Committee has considered whether the provision of the non-audit related services described above is compatible with maintaining the independent auditors' independence and has concluded that the provision of these services did not compromise such independence.



Audit Committee Report

The Audit Committee operates under a written charter adopted by the Board of Directors, which is reassessed at least annually for adequacy by the Audit Committee. The Directors who serve on the Audit Committee have no financial or personal ties to Martin Marietta (other than Director compensation and equity ownership as described in this Proxy Statement) and are all "independent" for purposes of the SEC's regulations, the NYSE listing standards, and the Guidelines for Director's Independence adopted by the Board of Directors. The Board of Directors has determined that none of the Audit Committee members has a relationship with Martin Marietta that may interfere with the Director's independence from Martin Marietta and its management. Copies of the Audit Committee's charter and Martin Marietta's Guidelines for Director's Independence can be viewed on Martin Marietta's website at https://ir.martinmarietta.com/corporate-governance/governance-documents-and-charters.

The Board of Directors has charged the Audit Committee with a number of responsibilities, including review of the adequacy of Martin Marietta's financial reporting, accounting systems, and internal controls. Martin Marietta's independent auditors and the vice president of the internal audit function report directly and are ultimately accountable to the Audit Committee.

In the discharge of its responsibilities, the Audit Committee has reviewed and discussed with management and the independent auditors Martin Marietta's audited consolidated financial statements for fiscal year 2024 and has discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB), the SEC and the NYSE. In addition, the Committee has discussed with the independent auditors matters such as the quality (in addition to acceptability), clarity, consistency, and completeness of Martin Marietta's financial reporting, as required by Auditing Standard No. 1301, Communications with Audit Committees, as adopted by the PCAOB.

The Audit Committee has received from the independent auditors written disclosures and a letter concerning the independent auditors' independence from Martin Marietta, as required by the PCAOB in Rule 3526, Communication with Audit Committees Concerning Independence, and has discussed with the independent auditors the independent auditors' independence. These disclosures have been reviewed by the Committee and discussed with the independent auditors.

Based on these reviews and discussions, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in Martin Marietta's 2024 Annual Report on Form 10-K for filing with the SEC.

February 10, 2025

AUDIT COMMITTEE

David C. Wajsgras, *Chair*
Dorothy M. Ables
John J. Koraleski
Laree E. Perez



Management Development and Compensation Committee Report

The Management Development and Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis beginning on page 41 of this Proxy Statement. Based on this review and discussion, the Management Development and Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Martin Marietta's 2024 Annual Report on Form 10-K and this Proxy Statement.

February 18, 2025

MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE

John J. Koraleski, *Chair*
Mary T. Mack
Donald W. Slager
David C. Wajsgras

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

The members of Martin Marietta's Management Development and Compensation Committee are Directors Koraleski, Mack, Slager, and Wajsgras, none of whom has ever been an officer or employee of Martin Marietta or any of its subsidiaries, or had any relationship requiring disclosure by Martin Marietta under Item 404 of Regulation S-K of the SEC. There are no executive officer-Director interlocks where an executive of Martin Marietta serves on the compensation committee of another corporation that has an executive officer serving on Martin Marietta's Board of Directors.



Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis, or CD&A, describes our executive compensation program and the attendant oversight provided by the Management Development and Compensation Committee of the Board of Directors (the Committee). It also summarizes our executive compensation structure and discusses the compensation earned by Martin Marietta's named executive officers, or NEOs (the CEO, the CFO, and the three other most highly compensated executive officers in 2024), as presented below in the tables under "*Executive Compensation*" following this CD&A, which contain detailed compensation information quantifying and further explaining our NEOs' compensation.

The Company considers the input of our shareholders along with emerging best practices, to ensure alignment of our executive pay programs with shareholder interests. In 2024, we continued to implement changes to our compensation program that were adopted in 2023 as a result of our robust Fall Shareholder Engagement Program, including the use of a formulaic short-term incentive program and continuing to disclose threshold and maximum goals in addition to disclosure of targets with respect to our vested long term incentive awards. The Company completed a 2024 Fall Engagement Program and received feedback that shareholders generally approved of the Company's compensation structure and as a result no major changes were made in 2024. For 2024, our NEOs were:

NEO	Title
C. Howard Nye	Chair of the Board, President and Chief Executive Officer
James A. J. Nickolas	Executive Vice President and Chief Financial Officer
Roselyn R. Bar	Executive Vice President, General Counsel and Corporate Secretary
Robert J. Cardin	Senior Vice President, Controller and Chief Accounting Officer
Michael J. Petro	Senior Vice President, Strategy and Development



Summary of Our Compensation Considerations

Overall, the Company had another notable year, realizing solid financial results, achieving world-class safety incident rates, and making significant progress on our long-term strategic plan. This CD&A describes how our executive compensation philosophy and the pay programs applicable to our NEOs in 2024 help to drive our strategy and performance. The fundamental objectives of our executive compensation program are to motivate our executive team, align pay with performance, attract and retain high-performing talent, and drive shareholder value. These objectives were achieved in 2024 as our incentive programs paid out commensurate with our strong performance. The compensation programs described below have been developed and are overseen by the Committee to promote the achievement of these objectives and reflect the considerations described below.

Responsiveness to Shareholders: Shareholder Engagement and Feedback on Executive Compensation Programs

Avenues of engagement

 We hold in-person and/or virtual meetings with investor groups across the globe

 We conduct quarterly conference calls with analysts

 We engage with investors continually through meetings, calls, written correspondence, and emails

 We report investor feedback to the Committee and the Board to assist in aligning pay and performance

 We conduct a Fall Engagement Program

Discussion highlights

› Company strategy, including acquisitions and divestitures

› Financial and operating performance

› Commercial and operational excellence goals

› Safety, environment and sustainability

› Board oversight, refreshment and composition

› Executive compensation

Our Board, the Committee and our Chair and Chief Executive Officer, alongside our top executive management team from Legal, Finance, and Investor Relations, have a robust shareholder engagement program in place. This program is active year-round and accepts requests for engagement from shareholders and proactively reaches out to initiate dialogue with our shareholders on topics that are important to the Company.

The Company conducts an Annual Fall Shareholder Engagement Program. As part of this program, the shareholder engagement team described above embarks on a comprehensive engagement effort. In 2024, this team reached out to over 50 of our top shareholders, representing approximately 75% of outstanding shares for their feedback on a variety of topics including our business, strategy, health and safety, commercial and operational excellence, sustainability initiatives and executive compensation.

We have a history of robust shareholder responsiveness. In prior years, we have made other meaningful changes to our sustainability disclosures and compensation program based on feedback from shareholders including:

- **Submission of responses and additional information** to Climate Action 100+.

- **Setting a Net Zero GHG Emissions Ambition** by 2050.

- **Participated in CDP Climate and Water surveys,** as well as related supply chain and plastics modules.

- **Submitted commitment letter to develop and submit science-based targets within 24 months** to the Science Based Targets initiative and began gathering Scope 3 emissions.

- **Submitted feedback and validation data to Sustainalytics** and received updated scoring.

- **Added a TCFD Alignment Index and a Sustainability Accounting Standards Board (SASB) Index** to our Sustainability Report.

- **Adopted a formulaic program for our Short Term Incentive (STI)** providing a strong link between pay and performance while reducing Committee discretion



- **Disclosed Threshold and Maximum goals in addition to disclosure of targets** thereby improving disclosure, providing greater comparability to peers and providing greater transparency for shareholders as to how the Company measures performance and how different levels of performance align with payouts for executives

- **Eliminated excise tax gross-up** in executive officers' Employment Protection Agreements

- **Eliminated walk-right and value of perks** in the severance calculation in executive officers' Employment Protection Agreements and decided not to include these provisions in future Employment Protection Agreements

- **Eliminated single-trigger vesting** for equity awards

> **We consider the input of our shareholders, along with emerging best practices, to ensure alignment of our executive pay programs with shareholder interests. At our 2024 Annual Meeting of Shareholders, 95% of the shares cast voted in favor of the advisory vote on executive compensation, or Say On Pay vote. Our robust shareholder engagement program and the changes that we have made in light of feedback that we received demonstrates a high level of responsiveness to the needs and concerns of our shareholders, and our shareholders are supportive of the changes that we have made.**

Our 2024 Performance

Building on prior-year success and continuing to demonstrate the resiliency and strength of our business and strategic plan, 2024 proved to be another record year for enterprise excellence, including the safest year on record for Martin Marietta and strong financial performance despite inclement weather and a private construction slowdown. While we experienced pressures on revenues, EBITDA and earnings per share, we achieved another year of double-digit organic aggregates unit profitability growth. More specifically, our total aggregates gross profit per ton increased 9% and organic aggregates gross profit per ton was up 13%, driven by contributions from acquired operations and underpinned by our value-over-volume strategy. Despite the headwinds of inclement weather, softening construction demand in both nonresidential and residential sectors and tighter-than-expected monetary policy, we continued to execute on our strategic priorities. Our performance reflects the efficacy of our value-over-volume strategy, focus on operational and commercial excellence, and diversified geographic footprint. We also continued to deliver world-class safety performance. For the fourth-consecutive year, our Total Injury Incident Rate (TIIR) surpassed the world class benchmark, while our Lost Time Incident Rate (LTIR) exceeded the world-class level for the eighth-consecutive year. Additionally, we continued to execute on our **latest five-year strategic plan, Strategic Operating Analysis and Review (SOAR 2025)**, completing over $3 billion of non-core asset divestitures to partially fund approximately $7 billion of aggregates-led acquisitions over the four-year period since SOAR 2025 was adopted. Despite the economic and weather headwinds in 2024, we continue to maintain industry-leading total shareholder returns (TSR) over the SOAR 2025 period. Since the start of SOAR 2025 on January 1, 2021, we have generated TSR of 87% as compared to the S&P 500's TSR of 66%. This strong performance



SUMMARY OF OUR COMPENSATION CONSIDERATIONS ◆

yielded annual cash incentive plan payouts for 2024 of 135% of target and PSU payouts for the 2022-2024 cycle of 233% of target, demonstrating alignment of our executive pay programs with shareholder interests.

 **SOLID FINANCIAL RESULTS** reflected commercial excellence efforts and record aggregates unit profitability that more than offset lower shipment levels; **AGGREGATES UNIT PROFITABILITY UP 9% TO RECORD $7.58 PER TON**

 Continuous commitment to **SUSTAINABILITY AND ENTERPRISE EXCELLENCE,** which is included in our strategy and compensation decisions

 **ANOTHER SAFEST YEAR ON RECORD;** Safety performance better than world-class levels

 **$639 MILLION RETURNED TO SHAREHOLDERS;** $450 million in share repurchases and 7% quarterly dividend increase effective in August 2024

 Exited year at **2.3X NET LEVERAGE RATIO*** as of December 31, 2024

 Successful completion of nearly $7 billion portfolio optimizing, aggregates-led acquisitions and non-core asset divestitures over the **SOAR 2025** period that collectively improved the enterprise's durability and margin profile

* Adjusted EBITDA and Net Leverage Ratio are non-GAAP measures. See Appendix B for reconciliation to reported net earnings from continuing operations attributable to Martin Marietta and related disclosures.

The SOAR process, supplemented by our annual planning process, has guided us since 2010 as we have grown the Company in an intentional, contemplative, and disciplined manner. SOAR 2025 set ambitious-yet-achievable targets for future growth and value creation, including platform and bolt-on acquisitions in high growth regions, commercial and enterprise excellence, excellent safety performance, and returning value to shareholders. Importantly, the Company's strategic efforts and proactive balance sheet management in recent years provide a platform for continued expansion in future years.

2024 Highlights

 Solid financial performance reflected efficacy of value-over-volume strategy, continued focus on operational and commercial excellence, and resilient geographic footprint

 Increased Net Margin by 1,280 basis points, expanded Consolidated Adjusted EBITDA* margin by 20 basis points and achieved aggregates gross profit per ton improvement of 9%

 Achieved the Company's safest year on record; 99.9% of employees experienced zero lost-time incidents

 Total organic aggregates gross profit per ton increased 13%

Disciplined Capital Allocation

 Most Active M&A Year Ever with nearly $4 billion of acquisitions and over $2 billion of non-core / non-strategic asset divestitures

 Completed the sale of South Texas cement and related ready mixed concrete businesses strategically narrowing our cement portfolio

 $639 million returned to shareholders; $450 million share repurchases coupled with 7% quarterly dividend increase effective in August 2024

 Exited year at 2.3x net leverage ratio*; extended our $800 million revolving credit agreement to 2029

* Net Margin is defined as the ratio between Net Earnings from Continuing Operations Attributable to Martin Marietta and Total Revenues and includes the impact of a $976 million after-tax nonrecurring gain on the divestiture of the Company's South Texas cement plant and related ready mixed concrete operations in 2024. Adjusted EBITDA Margin and Net Leverage Ratio are non-GAAP measures. See Appendix B for reconciliation to reported net earnings from continuing operations attributable to Martin Marietta and related disclosures.

44 2025 PROXY STATEMENT



We believe these goals and execution of our strategy has resulted in our 551% cumulative total shareholder return (TSR) since the SOAR program's inception in 2010.



Total Shareholder Return
(12/31/2010 – 12/31/2024)

551% MLM

511% S&P 500

Sustainability, Safety and the Well-Being of Our Employees

Our sustainability efforts and our unwavering commitment to our employees go hand-in-hand. We discuss these important topics in several places in our public filings, including our annual Sustainability Report and our Annual Report on Form 10-K for the year ended December 31, 2024. We encourage you to read those materials to better understand the many ways we ensure the ongoing well-being of our employees, who are the foundation of our success, as well as make a positive impact on our communities and the environment. In this section, we highlight several of these topics and tell you about our achievements in these areas, namely how Sustainability is embedded in our company culture through Safety, Environmental Stewardship, and our Employees. We also discuss how we improve our Communities in our Sustainability Report.

Sustainability

Our approach to Sustainability is embedded in four vital pillars of **Safety, Environment, Employees,** and **Community.** We continued to achieve improvements in each of these areas in 2024.

			
Safe Operations	**Environmental Stewardship**	**Employee Well-Being**	**Community Well-Being**
Protecting all who come in contact with our products & operations, and creating a culture of responsible leadership	Protecting the Earth's resources and reducing our environmental impact	Supporting and investing in our exceptional people and continuously reinforcing our engaging and inclusive culture	Being a responsible neighbor and supporting the communities that are home to our operations

Track records such as ours are built purposefully; they are the result of a deliberate focus on fulfilling our responsibilities to our shareholders, our employees and other stakeholders. These responsibilities include:

 Demanding and facilitating a safe, ethical workplace for our employees	 Creating a positive, lasting impact on our communities and the environment	 Growing our business and responsibly investing our capital for maximum return



In furtherance of these continuing commitments, we have:

- Included performance relating to Environment, Health, Safety and Sustainability (collectively, EHS) in our management strategy

- Considered achievement of individual and company-wide goals in regard to EHS in management compensation decisions

- Developed task forces relating to Safety and Sustainability with a view towards assessing and improving Company performance and disclosure against world-class achievements

- Overseen EHS matters at the Board of Directors level, including reporting our progress at least four times annually on EHS issues to our Ethics, Environment, Safety and Health (EESH) Committee, an independent Committee of the Board of Directors

These critical matters are important to this Committee, the full Board, and management of Martin Marietta.

SOAR, supplemented by our annual plan, has guided us since 2010 as we have grown our business, driven our safety incidents to world-class, record low levels, achieved record financial performance and created positive impacts on our communities and the environment. Key managers from across our business and our senior leadership team engage throughout the year on material topics, including safety, employee diversity and well-being, community well-being and the environment.

Both SOAR and our annual plan are reviewed and endorsed by all members of our Board of Directors. Importantly, our EESH Committee is an experienced, diverse and knowledgeable group and has for decades overseen our ongoing efforts to hone truly sustainable business practices. Our full Board visits our operations regularly to hear firsthand from our team and see the positive impact we have on our communities.

Sustainability is a key component of our strategy and business plan at Martin Marietta. Sustainability excellence is not only the right thing to do and a key driver of shareholder value, it is a vital component of both our strategic planning process, SOAR, and our annual planning process.

 ## Environmental Stewardship

We have made the following enhancements to our Sustainability activities in recent years:

- In our 2023 *Sustainability Report*, issued in April 2024, we further expanded our roadmap for achieving our stated Scope 1 greenhouse gas (GHG) emissions targets for 2030 and our 2050 Net Zero Ambition, updated our disclosure about Board of Directors' governance of our sustainability efforts, added additional disclosure about our efforts in regard to water, land reclamation and biodiversity, and added a Sustainability Accounting Standards Board (SASB) Index in addition to continuing to include the TCFD Alignment Index that was introduced in our 2022 Sustainability Report.

- We continued our work during 2024 to reach our 2030 goals for Scope 1 reductions through efficiency projects such as our $135 million Finish Mill 7 Project at our Midlothian, Texas Cement Plant, additional equipment optimization and the production of Portland Limestone Cement (PLC) or Type 1L in Texas, which contributed to a further reduction in both actual emissions and intensity in the Scope 1 GHG footprint of our cement business.

- We continued to reduce our Scope 2 emissions, including through renewable energy credits (RECs) purchased in 2024.

- In 2024, we also brought the three wind turbines constructed in 2023 at our Woodville, Ohio plant online in April. These turbines allowed us to provide a significant portion of the Woodville Quarry's electrical energy need.





- We continue to participate in the recycled aggregates market following the acquisitions of recycling assets in Texas, California and Minnesota in recent years. We processed and shipped approximately 4 million tons of concrete and asphalt generated from various construction and demolition projects in 2024.

- During 2024, our Chair and CEO, joined by other senior executives, continued our robust engagement with investors and others relating to our Sustainability story through proactive shareholder engagement programs conducted during both the Spring and the Fall. This specific annual outreach included detailed phone conversations, written communications, and in-person meetings with over 50 of our top shareholders in 2024, representing approximately 75% of outstanding shares.

- We continued our review of potential technical solutions relating to GHG controls, product improvements and alternate fuels in 2024; these include carbon capture, artificial intelligence and co-location of green hydrogen production.

- We responded to multiple stakeholder sustainability questionnaires in 2024, including CDP, SBTi, ISS, CPA-Zicklin, Great Place to Work® and Sustainalytics. In addition, we reviewed surveys and data collection from Climate Action 100+ and MSCI.

- In response to shareholder requests, we completed our first internal water use survey to allow us to develop appropriate and relevant data relating to our water usage and the impact on our communities.

 ## Safety

We are pleased to report the Company realized its safest year ever in 2024 with continued record-setting and industry-leading safety performance, as measured by reportable and lost-time incidents. This level of absolute and relative safety performance is superb inside and outside the industry. It results from our Company's **Guardian Angel** culture, which we endeavored to strengthen throughout 2024 so that it engages each employee and empowers everyone to make safe choices with every task every day. This incredible safety performance further strengthens our belief that **Zero is Possible.**

Martin Marietta's Ames Mine, our *Diamond Elite* winner, earned a **Sentinels of Safety Award** from the **National Mining Association** in 2024. This award is the oldest and most esteemed honor in the mining industry, recognizing mining teams that record the most hours in a calendar year without a single lost-time injury. The **National Ready Mixed Concrete Association** (NRMCA) recognized 34 Martin Marietta ready-mixed concrete plants for gold-level *Excellence in Safety* achievement in 2024, and the **Portland Cement Association** presented its Chairman's Safety Award to Martin Marietta's Midlothian Cement Plant in Texas.

In addition, the Company's Bennett Quarry in Colorado was recognized by the **National Stone, Sand and Gravel Association** (NSSGA) as a silver-level *Safety Excellence Award* winner in 2024. This award recognizes operations that have gone the longest duration without a reportable incident in their size category, based on data provided by the U.S. Department of Labor's Mine Safety and Health Administration (MSHA).

We achieved our eighth-consecutive year of world-class Lost-Time Incident Rate (LTIR) performance and our fourth-consecutive year of world-class Total Incident Injury Rate (TIIR) performance

Eighth Year of World-Class LTIR



Fourth Year of World-Class TIIR Results



Note: Safety data as of 12/31/24. LTIR per 200,000 hours worked. World-class levels based on general industries.





With our world class vision, and belief that Zero is Possible in connection with our safety performance, we continued to support our Guardian Angel safety culture and help further strengthen our safety practices for the future. Throughout the year, we continued advancing the recommendations of the Safety Task Force and Safety Executive Steering Committee, including hosting virtual CEO Safety Town Halls, companywide distribution of revised Basic Safety Rules, implementation of new Wingman Alert Process, user-friendly safety analytics, and Guardian Angel branded Personal Protective Equipment (PPE) such as gloves and glasses. Our cross-functional project teams dedicated to expanding our Guardian Angel Fundamentals program and refreshing our Guardian Angel materials and training made significant progress in 2024, and set the foundation for excellent safety performance as a hallmark of our culture in 2025 and beyond. For Martin Marietta, **safety performance sets our foundation for long-term financial strength and successful SOAR execution**. Simply said, a safe operation is a profitable one.

Our Employees

Martin Marietta's engaged and dedicated workforce is our greatest asset, and the continued well-being of our employees is critically important for our success. We are committed to providing all employees with the programs, resources, support and opportunity necessary to grow. We strive to create safe, healthy, inclusive and highly engaging workplaces and hope that our decisions in this area will extend far beyond our business, positively affecting people and communities for generations to come.



- In support of attracting and retaining high-performing employees in a challenging and dynamic employment market, we continued to enhance our pay programs with the formal introduction of a geographical differential strategy.

- We also developed and launched the Choose Well employee well-being brand and executed a communications strategy to promote the four Choose Well pillars – Physical, Emotional, Financial and Social health.

- We launched the companywide Great Place to Work employee engagement survey with 82% of employees recognizing Martin Marietta as a Great Place to Work.

- We completed the delivery of the Senior Leadership Development Program in three cohort groups, and coordinated the Leadership Excellence through Development, Growth, and Engagement program to serve our mid-level leaders.

- We took deliberate and meaningful steps to increase our name recognition in the competitive Raleigh, North Carolina, talent market, where our headquarters is located.

Through these important efforts and many more in 2024, we continued to build a compelling connection with current and potential employees, increase the visibility and attractiveness of Martin Marietta as an employer of choice to strengthen our talent pipeline, and increase employee engagement, development, morale and retention.

We believe that employee engagement happens when we bring together exceptional and diverse talent with different backgrounds, genders, ethnicities, qualifications, perspectives, experiences, voices and skills to ensure that we will consistently develop the best ideas and advance our world-class ambition. Enabled by an inclusive environment where each person feels like they belong, are valued and can speak up, engagement allows us to forge stronger, more productive connections fueled by trust, compassion and authenticity. It ensures we pursue excellence and continuously improve – as ONE Team.

Importantly, our impactful achievements related to inclusion and engagement in 2024 included:

- Expanded Spanish language support companywide by providing in-person translation services during onboarding and publishing targeted Spanish language digital signs.



- Continued to evolve and grow Martin Marietta's employee resource groups (ERGs) in 2024.



Military & Veterans Community

- Military and Veterans Community (MVC) - Launched a companywide flag campaign as well as a month-long effort to raise awareness for mental health and led a Toys for Tots holiday drive; Local MVC members were active in each Division while engaging in numerous community events, including 5K races and Memorial Day flag placing events



Women Who Build

- Women Who Build (WWB) - Celebrated Women's History Month; launched a wellness campaign during October Cancer Awareness Month and hosted a senior female business leader during a virtual companywide meeting. Additionally, the group launched Women Who Read, a book club focused on professional development texts.



MERGE

- MERGE (our Multi-Cultural ERG) - Celebrated Black History Month; strengthened and expanded relationships with Ronald McDonald House Charities; and promoted Hispanic culture and heart health during Hispanic Heritage Month



Engagement and Inclusion at a Glance

We are committed to fostering inclusion and belonging and strive to maintain a culture and adherence to core values that attract and celebrate diversity in our workplace. We believe that differences in perspectives and experiences promote creativity, innovation, and mutual respect, which are all core to our Values. We recognize that the unique viewpoints and experiences of every employee are important to achieving our Mission to be a world-class organization and have implemented initiatives that we believe will allow us to continue to improve on those objectives.

In recognition of our success building and strengthening an inclusive workplace where employees of all backgrounds feel valued, respected and engaged, we earned the Great Place to Work certification in 2024.

 

Although we do not believe that the Equal Employment Opportunity Commission data required on Form EEO-1 fully reflects our job-role structure, we have made the data available on our website.

Compensation Decisions Yielding Alignment with Performance and Enhancing Our Corporate Resilience

In determining compensation, the Committee considers many factors in order to align performance with the compensation received by our executives. In response to our shareholder engagement in 2023, we adopted a formulaic short-term incentive program, which we continued to use for executives in 2024. As described below under **2024 Actual Incentive Cash Earned, the objective financial metrics in our annual plan that were measured for purposes of the 2024 Annual Cash Incentive** were Adjusted Cash Gross Profit, which is viewed as indicative of the Company's profitability, and Selling, General and Administrative Expenses (SG&A) as a Percentage of Total Revenues, which is viewed as indicative of the Company's cost management. In addition, a portion of the incentive calculation is tied to achievement of targeted safety metrics and identified sustainability goals. Together, these metrics are important measures reflecting our performance and the creation of long-term value for shareholders.



The Company's solid performance in 2024 resulted in strong payouts from the Annual Cash Incentive Plan and reinforces our pay-for-performance strategy which aligns our performance with management's pay and with shareholders' interests.

The Committee also believes it is important to ensure that our Company and business model are resilient and robust under challenging circumstances, regardless of whether factors impacting specific performance are predictable or within management's control. In this regard, the Committee developed a **Resilience Scorecard** in 2021 that includes the key criteria described in the chart below that in our view measure our Company's ability to remain strong through severe, unexpected circumstances, as well as assessing management's actions and whether they were appropriate in responding to and managing through extraordinary events. The Resilience Scorecard allows the Committee to apply a multiplier of 0.75x to 1.25x to management's annual award that would be otherwise based on pre-event factors. These qualitative factors are important to position the Company to minimize the adverse impact from these unexpected events.

The Committee has determined not to apply any multiplier in the Resilience Scorecard to executive compensation in 2024, nor did it make any adjustments to executive compensation based on the Scorecard.

Category	Resilience Assessment Criteria
1. Employees	• Act effectively to keep employees safe and productive through appropriate protocols, consistent with medical and occupational experts, including cleaning protocols, access to vaccinations, provision of comprehensive benefits, education and other programs
	• Effectively and promptly communicate and manage current guidance and instructions, change and disruption to employees through communications, digital boards, direct emails, and other outreach
	• Continuously promote the company's exceptional retirement benefit program to strengthen our employee retention efforts
	• Offer opportunities for continued employee growth, development, and engagement
	• Execute successful integrations of acquisitions while successfully completing divestitures of non-core cement, downstream and other businesses
	• Maintain succession and workforce planning efforts and employee attraction and retention results in the face of a significantly challenging employment environment
2. Operations & Commercial Excellence	• Respond proactively to challenges in the supply chain environment (including those related to extraordinary weather, logistics challenges, economic pressures, and other factors)
	• Effectively manage through a continuing inflationary environment through a product pricing strategy that ensures that the value for our products is properly captured while seeking to reduce the supply chain inflationary impact
	• Take steps to appropriately manage fixed and variable costs
3. Financial	• Optimize revenues and cash management/liquidity without jeopardizing the future
	• Protect the balance sheet and allocate capital responsibly, including with regard to internal projects, transactions, dividends, debt and share repurchases
4. Customers/ Suppliers	• Ensure on-time delivery of projects
	• Effectively manage inventory to satisfy customer needs
	• Communicate operating status and preventative measures being taken during extraordinary events
5. Strategy	• Successful execution of M&A actions and SOAR
	• Maintaining Company long-term vision and strategic direction
	• Actions taken to ensure continuation and execution of strategic transactions



Category	Resilience Assessment Criteria
6. Stakeholder Engagement	• Leadership effectiveness • Frequently communicating and engaging with the Board to keep them well-informed and ensuring questions are answered • Ensuring open dialogue and transparency with shareholders, analysts, potential investors and other stakeholders, including proactively responding to any shareholder proposals and other concerns
7. Sustainability	• Community outreach efforts (disaster preparedness support, corporate giving, community engagement) • Focus on safety, as well as health of employees, customers and visitors • Environmental compliance and enhanced disclosure and responsiveness regarding sustainability goals
Overall	• Holistic Assessment of the Above Criteria Resulting in Multiplier in Range of 0.75x - 1.25x

Pay Decisions and Compensation Governance Practices

A number of key 2024 compensation-related decisions resulted from our achievements, which are discussed more fully in this section. The Committee believes that our executive compensation program continues to reflect a strong pay-for-performance philosophy and is well aligned with the interests of shareholders. In addition, we believe that our compensation practices are consistent with our pay decisions.

WHAT WE DO	YES
Pay for performance	Tie pay to performance by ensuring that a significant portion of NEO compensation is performance-based and at-risk and is determined based on a formulaic approach.
Median compensation targets	We generally aim to align all target compensation elements for our executives with the median of our peer group companies. The peer group is confirmed by the Committee on an annual basis.
PSUs are a substantial portion of LTI	PSU grants, tied to our achievement of specified performance measures, comprised approximately 55% of the total value of annual long-term incentive grants made to our NEOs in 2024. RSUs comprised the remaining 45%.
Independent compensation consultant	The Committee retains an independent compensation consultant.
Robust share ownership requirements	We have robust stock ownership guidelines of 7 times base salary for the CEO, 5 times base salary for our other NEOs, and 5 times annual retainer for Directors. We also have an equity retention requirement of 50% of net shares paid as incentive compensation until ownership guidelines are met.
Clawback policy	We have a mandatory compensation recovery (clawback) policy that implements the SEC and NYSE clawback rules and requires the Company to recover from its current and former executive officers certain incentive compensation that is erroneously paid in connection with an accounting restatement as well as a voluntary standalone policy allowing for recovery in the event of a financial restatement as a result of misconduct.
Regular engagement with shareholders	We engage with shareholders to hear their views on compensation and other issues.
Annual elections	All of our Directors stand for election each year.



WHAT WE DON'T DO	NO
No employment contracts	None of our NEOs or other executive officers have employment contracts that guarantee continued employment.
No dividends on unvested awards	Our 2024 RSU and PSU awards granted through our Long-Term Incentive (LTI) Plan require three years to fully vest and dividends paid on shares of common stock of Martin Marietta during the vesting period are only paid to award holders if and when an award vests.
No pledging of shares	Our directors and executive officers are not permitted to pledge Martin Marietta shares as collateral for loans or any other purpose.
No hedging	We prohibit directors and executive officers from engaging in short sales of Martin Marietta stock or similar transactions intended to hedge or offset the market value of Martin Marietta stock owned by them.
No 280G gross-ups	We do not provide executives with Section 280G excise tax gross-ups.
No single trigger equity vesting	Equity awards will not automatically vest as a result of a change in control.
Minimal executive perquisites	We do not provide NEOs with country club reimbursements, personal use of the Company aircraft unrelated to business travel, or other excessive perks.

Determination of CEO Compensation

At each February Committee meeting, without the CEO present, the Committee reviews and evaluates CEO performance, and determines achievement levels for the prior year. At this meeting, the Committee also discusses an evaluation of the CEO's performance, competitive compensation data, and salary and annual incentive pay recommendations with the independent members of the Board. In addition, the Committee reviews and discusses an award of RSUs and the target PSU grant size for the CEO at that meeting, which is also discussed with the independent members of the Board. The Committee's independent compensation consultant provides the Committee with comparative compensation, background materials and analysis, and its recommendation in connection with these determinations.

CEO Target Opportunity Mix*

Elements of Compensation	Fixed vs. Variable	Short-Term vs. Long-Term	Cash vs. Equity
• Base Salary 11% • Annual Incentive 23% • Long-Term Incentive 66%	• Fixed 11% • Variable 89%	• Short-Term 34% • Long-Term 66%	• Cash 27% • Equity 73%

* We consider base salary and annual incentives as short-term pay and PSUs and RSUs as long-term incentive (LTI) pay. We do not include retirement or other compensation components in the chart.



2024 Chair, President and CEO Compensation

Base Salary

For 2024, Mr. Nye's base salary remained at $1,285,000 (flat since March 1, 2021).

2024 Annual Incentive

Mr. Nye's target annual incentive amount for 2024 was $2,056,000 (160% of base salary received for the year). His actual annual incentive for 2024 was $2,775,600 or 135% of target, as determined by the new formulaic approach.

2024-2026 Long-Term Incentives

In 2024, Mr. Nye's target LTI award was 600% of base salary. He was granted an LTI award of $7,750,000, which was allocated 55%, or $4,262,500, in PSUs and 45%, or $3,487,500, in RSUs. RSUs will vest pro rata over three years, while the vesting of PSUs will be based upon our results relative to the three-year performance goals that were established in the beginning of 2024.

Benefit and Retirement Plans

Mr. Nye is eligible for benefit and retirement programs similar to other employees. None of our executives received additional years of service credits or other forms of formula enhancements under our benefit or retirement plans. Our pension formula is based on years of service and pension eligible compensation. Mr. Nye is not eligible for retiree health benefits.

Perquisites

Mr. Nye received limited executive perquisites. We provide company-leased cars to the NEOs for their use. Additionally, we pay for the insurance, maintenance and fuel for such vehicles. The value of personal mileage is charged to the NEO as imputed income. We make the company-owned aircraft available to the CEO and other senior executives for business travel only. We do not provide other perquisites, such as country club memberships, to the NEOs. The Committee reviews our policies and determines whether and to what extent perquisites should be modified or continued.

2024 Target Pay Mix

We believe that most of the compensation opportunities to our CEO should be variable and the variable elements of the compensation package should tie to the Company's long-term success and the achievement of sustainable long-term total return to our shareholders. A significant portion of our CEO's target compensation is variable and in the form of LTI, and more than half of total target pay is in the form of equity incentives.

2024 Named Executive Officers' Compensation – Our Compensation Strategy

Our executive compensation program is specifically designed to:

- **Attract and retain** top-caliber, knowledgeable and experienced senior executives.

- **Motivate** our executives to achieve superior results and build long-term value for shareholders.

- **Reward** performance that meets or exceeds established goals consistent with our strategic aims and upholding integrity.

- **Align individual objectives** with the Company's objectives without fostering excessive or inappropriate risk-taking.

- **Encourage an ownership mentality** and align the long-term financial interests of our executives with those of our shareholders.

- **Be market competitive** with our peers with whom we compete for talent.

- **Provide reward systems that are measurable and easily understood** by our executives and shareholders.

- **Inspire exceptional management and resiliency** in times of unexpected and extraordinary circumstances.

- **Reinforce the succession planning** process undertaken on a company-wide basis by building bench strength and by identifying and retaining senior leadership capable of achieving the Company's long-term growth, profitability and other objectives.



In 2024, our executive compensation structure consisted of three primary components: base salary, annual incentives, and long-term incentives. Within the long-term incentive component, we utilized a balanced portfolio of PSUs and RSUs.

TOTAL COMPENSATION OPPORTUNITY

Base Salary

Long-Term Incentives

Annual Incentives

PSUs—55% of Award
Vesting and size based on Martin Marietta Performance level

RSUs—45% of Award
Vesting is conditioned on continued employment over three years that the awards vest

Martin Marietta has a long-standing commitment to pay for performance. We fulfill that aim by providing a majority of compensation through programs in which the amounts ultimately received vary in order to best reflect our financial, operational and strategic performance.

The following table summarizes the key elements of our executive compensation program:

Element	Primary Purpose	Key Characteristics
Base Salary	To compensate the executive fairly and competitively for the responsibility level of the position.	Fixed compensation that is reviewed annually.
Annual Performance-Based Incentive Awards	To motivate and reward organizational and individual achievement of annual, Company and individual objectives.	Variable compensation component; value calculated through formula tied to pre-established Company financial, safety and sustainability goals with an individual performance modifier.
Incentive Stock Plan	To enable executives to invest certain levels of their annual incentive compensation into Martin Marietta stock units.	NEOs may elect to convert up to 50% of their annual cash incentive compensation into common stock units.
Long-Term Incentive Awards	To align executives with shareholder interests, to reinforce long-term value creation, and to provide a balanced portfolio of long-term incentive opportunities.	Variable compensation component. Reviewed and granted annually. Program splits long-term incentives for NEOs at 55% PSUs and 45% RSUs.
Performance Share Units (PSUs)	To motivate executives by tying incentives to our multi-year financial goals and relative TSR reinforcing the link between our executive officers and our shareholders.	Grants based on three-year adjusted EBITDA and Sales Growth goals, with a modifier based on TSR performance relative to peers.
Restricted Stock Units (RSUs)	To motivate the appropriate behaviors for delivering superior long-term total shareholder return.	Stock price growth. Awards are subject to continued employment over three years and executives benefit from higher share price.
Health/Welfare Plan and Retirement Benefits	To provide competitive benefits promoting employee health and productivity and support financial security.	Fixed compensation component.
Perquisites and Other Benefits	To provide limited business-related benefits, where appropriate, and to assist in attracting and retaining executive officers.	Fixed compensation component.
Change-in-Control Protection	To provide continuity of management and bridge future employment if terminated following a change in control.	Fixed compensation component; only paid in the event the executive's employment is terminated other than for "cause" or for "good reason," in either case, in connection with a change in control.



Considerations Regarding 2024 Compensation

The following chart summarizes the target compensation in our 2024 executive compensation program:

Pay Component	Summary
Base Salary	• At the February 2024 meeting, the Committee reviewed competitive market data and individual performance evaluations. Increases approved by the Committee were effective March 1, 2024 for all NEOs except the CEO, whose base salary did not change.
Target Annual Cash Incentives	• Our CEO's target incentive for 2024 was 160% of base earnings. For other NEOs' target incentives for 2024 were 90% to 100% of base earnings. • Our CEO and other NEOs have the option to invest up to 50% of their annual cash bonuses into stock units, which are required to be held generally for a period of approximately three years.
Long-Term Incentives	• Our LTI structure consists of PSUs and RSUs. • The LTI awards for NEOs in 2024 were weighted 55% PSUs and 45% RSUs. The LTI grant size is based on competitive market data. • PSU awards in 2024 are earned based on achievement of performance levels, with 33% based on three-year cumulative Sales Growth and 67% based on three-year cumulative adjusted EBITDA performance. The Company's relative TSR ranking compared to the S&P 500 provides a modifier to the award, which may be adjusted up or down by up to 20%. • RSU and PSU awards are generally subject to continued employment for three years
Total Compensation	• The Committee uses the size-adjusted 50th percentile of our Compensation Peer Group as a guide in setting the target for the total compensation opportunity, but considers a variety of factors in setting compensation, including the short-term and longer-term performance and leadership characteristics of the executive, and compensation may vary materially. Overall, the Committee believes targeted compensation should be more heavily weighted on variable "at-risk" compensation and longer-term components.

The Committee approved the following **actual** compensation items in February 2024:

2024 Base Salary

The Committee determines base salaries for the NEOs and other executives based on a number of factors, including but not limited to, market data, individual performance, the Company's performance, internal pay equity, the advice of the Committee's independent compensation consultant, management recommendations (except for the CEO), and, for the CEO, the Committee's assessment of Mr. Nye's performance. Based on these factors, the Committee approved the following increases in base salary during 2024.

• Mr. Nye: base salary remained unchanged.

• Other NEOs: approximately 2.3% to 4.3% increases, based on a review of competitive market data and individual performance evaluations.

NEO	2024 Base Salary	2023 Base Salary
C. Howard Nye	$1,285,000	$1,285,000
James A. J. Nickolas	$ 716,065	$ 700,000
Roselyn R. Bar	$ 716,065	$ 700,000
Robert J. Cardin	$ 452,106	$ 433,675
Michael J. Petro	$ 417,000	$ 400,000



2024 Annual Cash Incentive Goals and Results

NEOs and other executives are eligible to earn annual incentive compensation under our Executive Cash Incentive Plan based on the achievement of identified and formula-defined performance metrics and goals. Individual NEO targets (as a percent of base salary) are approved by the Committee at the beginning of the year based on a review of competitive market data, the advice of the Committee's independent compensation consultant, and internal pay equity.

The Committee awards actual annual cash incentive compensation based on achievement against corporate performance objectives and individualized targeted goals. The Company uses a formula for annual cash incentive awards for all NEOs wherein 80% of the target incentive is based on achievement of financial goals and 20% is based on achievement of identified safety and sustainability metrics. After the formulaic award percentage is determined, an assessment of individual performance is conducted by the Committee to allow for a potential positive or negative adjustment of 20% for each executive.

The maximum incentive compensation for executives based on the annual cash incentive plan formula, with the 20% assessment factor, is 250% of target. When the incentive payout percentage is calculated, the minimum amount for the payout will be 50% of target if the Company successfully pays an unreduced dividend in the year and records positive Net Earnings Attributable to Martin Marietta. For 2024, the plan included a payout at a minimum of 100% of target if the criteria for the 50% minimum payout level are met and the Company's one-year operating margin ranks in the top three of six direct publicly traded peers (CRH plc, Eagle Materials, Inc., Heidelberg Materials, Holcim Ltd., Summit Materials, Inc., and Vulcan Materials Company).

The Committee determines the adjustment to annual cash incentive compensation for each executive based on the achievement of individualized target goals tied to each executive's specific areas of responsibility and the then-current and longer-term goals of the Company. The Committee also reviews and considers management's furtherance of its strategic plan, including a primary objective of value-enhancing growth, and the advancement of the Mission, Vision, and Values of the Company to unify management with the same objectives. The Committee conducts a comparative review of the individual contributions of each of the executive officers towards achieving these goals. The Committee also considers qualitative measures of performance for the executive officers, such as adherence to and implementation of Martin Marietta's Code of Ethical Business Conduct, customer satisfaction, and product quality.

Ultimately, the incentive payments determined through the annual cash incentive compensation formula support Martin Marietta's longstanding compensation philosophy of encouraging superior performance and rewarding the achievement of Martin Marietta's annual goals. We set challenging, but attainable targets, approved by the Board, and designed to continue to drive shareholder value and exceptional corporate stewardship.

2024 Actual Incentive Cash Earned

For 2024, the Committee determined in February 2025 that the achievement of the goals included in the Company's annual cash incentive compensation formula warranted the payment of annual incentives to executive officers. In 2024, all of the company's executive officers participated in the plan. The annual incentive compensation level paid for 2024 for all NEOs, including Mr. Nye, was 135% of target. These amounts were consistent with the formula short term incentive plan adopted by the Committee.



The table below summarizes the specific targets set for the 2024 annual cash incentive plan for Martin Marietta's executive officers (before the application of a potential 20% discretionary individual adjustment factor):

% Weight	Metric	Performance Goals	Threshold (Payout % of Target)	Guidance Goal/ Target (Payout % of Target)	Maximum (Payout % of Target)	Total Achieved
50%	**Adjusted Cash Gross Profit***	Metric Aligned with February Guidance	$1.560 billion (0%)	$2.600 billion (100%)	$2.790 billion (230%)	$2.330 billion (76%)
30%	**SG&A as a % of Total Revenue****	Metric Aligned with February Guidance	8.00% (0%)	7.15% (100%)	6.75% (230%)	7.02% (104%)
20%	**Safety & Sustainability Performance**	Execution of Identified Safety & ESG Activities, World Class LTIR & TIIR	**Safety**: Execute Recommendations of Safety Task Force; **Sustainability**: Submit to 1 additional key public index (50%)	**Safety:** 1 World Class Metric **Sustainability:** Threshold + Water Risk Assessment (100%)	**Safety:** Continuous Improvement to Total Injury Incidence Rate **Sustainability:** Target + Continuous Improvement to Energy Usage from Renewable / Decrease Scope 2 Emissions (230%)	**Safety:** Achieved 2 World Class Metrics executed recommendation of Safety Task Force; Continuous improvement to Total Injury Incidence Rate; **Sustainability:** Submitted to 3 additional key public indices; Completed Water Risk Assessment; Achieved continuous improvements to Energy Usage from Renewable / Decrease Scope 2 Emissions (230%)

* Adjusted Cash Gross Profit reflects sales growth and profitability and is correlated to share price. Adjustments to Cash Gross Profit would include nonrecurring expenses, such as acquisition and discontinued operations expenses.

** SG&A as a Percentage of Total Revenue incentivizes management to properly balance SG&A investments to support business growth and overall cost discipline.

The Company's Adjusted Cash Gross Profit was below target for 2024 because of weather impacts, lower aggregates volumes for the industry as a whole and a private construction slowdown. Based on the Company's Adjusted Cash Gross Profit of $2.330 billion and SG&A as a Percentage of Total Revenue of 7.02% in 2024, the 180% payout was earned for the two financial metrics for the CEO and other NEOs. These two metrics make up 80% of the incentive formula. For the remaining 20% of the incentive formula, the Company achieved world-class safety metrics for the year and successfully executed its targeted sustainability activities. In response to the Company's achievements of our safety metrics and sustainability activities, a payout of 230% was determined by the Committee. As a result, the total formulaic award percentage was 115%.



Using the formula described above, the formulaic award percentage was determined for 2024 and subsequently an assessment of individual performance was conducted by the Committee to allow for a potential positive or negative adjustment of up to 20% to the cash incentive award percentage for each executive. The individual executive goals considered in the evaluation of potential discretionary adjustments for the NEOs are summarized in the following table:

NEO	2024 Individual Goals	Target Annual Incentive Bonus (% of Salary)	2024 Target Annual Incentive*	2024 Actual Annual Incentive
C. Howard Nye	• Drive continuous improvement in the Company's safety culture and performance • Generate long-term value for shareholders through development and execution of the Company's Strategic Operating Analysis and Review (SOAR) Plan, organic and inorganic growth, including prudent allocation of capital • Ongoing delivery and execution of management succession and development plans • Management of enterprise challenges	160%	$2,056,000	$2,775,600
James A. J. Nickolas	• Effective development and oversight of financial filings, audits and accounting • Continue to develop and execute necessary plans to ensure the strength of the Company's balance sheet • Continue to develop the talent and capability of finance team	100%	$ 713,387	$ 963,132
Roselyn R. Bar	• Effective management of the legal department, including appropriate handling of compliance and securities laws matters, annual and periodic reporting, corporate governance, transactions, and robust case assessment • Provide oversight of ethics program as Chief Ethics Officer • Oversee Sustainability function • Continue to execute the Company's development and sale of non-operating land	100%	$ 713,387	$ 963,132
Robert J. Cardin	• Ensure accurate financial reporting in compliance with regulatory standards and company policies while maintaining effective internal controls over financial reporting • Effectively implement best practices to optimize financial processes and enhance efficiencies • Monitor changes in accounting standards, regulations, and industry practices to ensure compliance and assess potential impacts on the organization	90%	$ 404,131	$ 545,638
Michael J. Petro	• Execute the Company's strategic plan (SOAR) while identifying new market opportunities and business areas for growth • Formulate strategic plans and initiatives to capitalize on market opportunities while mitigating risks • Lead the evaluation and execution of strategic acquisitions, partnerships, divestitures, and alliances to support SOAR	90%	$ 372,750	$ 503,269

* Based on actual base salary earned in 2024.



Annual Incentive Feature: Stock Purchase Plan

The Incentive Stock Plan further promotes the alignment of executive compensation levels with our investors' financial interests by allowing a portion of the annual bonus award to be deferred into Company stock units that vest based on continued service. The voluntary election allows executives to invest up to 50% of their annual cash incentive compensation to purchase units that are subsequently converted into shares of common stock pursuant to the terms of the plan at a 20% discount from the market price of Martin Marietta's common stock on the date the amount of the incentive compensation is determined. The discount is used to account for the risk of trading current cash compensation for "at-risk" shares which may decline in value.

The units generally vest in three years from the date of the award and are distributed in shares of common stock. If an executive officer voluntarily terminates employment before the units vest, the stock units are forfeited and the executive officer receives a cash payment equal to the lesser of the cash that was invested or the fair value of the share units on the day of termination.

The contribution directly links a portion of executive officer compensation to shareholder returns. The vesting aspect, combined with the yearly stock purchase requirement, creates continuous overlapping three-year cycles, which encourage executive officer retention and provide a continuous link of a significant portion of executive officer compensation with shareholder return over the long-term to reward these executive officers in line with our shareholders when our stock price increases.

2024 Long-Term Incentive Compensation Overview

Our LTI plan design reflects the objectives of our compensation program and is in-line with current market approaches, based on the advice of the Committee's independent compensation consultant. Our plan design objectives are a simplified LTI program that is transparent and enhances the line of sight between our performance and compensation.

The award in 2024 for all NEOs was determined as a fixed percentage of base salary with some variation for position and grade, which amount was converted into common stock units based on the average Martin Marietta stock price for the 20-day period ending on February 23, 2024, the day the Committee confirmed the award, or $525.85. This award value was then divided into PSUs and RSUs, with 55% of the total award for NEOs consisting of the PSUs at target level and 45% of the total award for NEOs consisting of RSUs. The Committee believes that the incentive mix (PSUs and RSUs) constitutes an appropriate pay process and streamlined plan, which more fully reflects the performance of the Company and is better aligned with each NEO's role within Martin Marietta. See a further description under Outstanding Equity Awards at Fiscal Year-End and corresponding footnotes on page 73.

The following table provides a notional example of the LTI plan design.

Salary $	LTI Target %	LTI Target Value $	PSU %	PSU Value $	RSU %	RSU Value $
$150,000	140%	$210,000	55%	$115,500	45%	$94,500

The following table provides a summary of the long-term incentives that each of the NEOs was granted in 2024.

NEO	RSUs (3 year annual installment vesting) (# of shares)	PSUs – Target (3 year cliff vesting subject to achievement of performance measures) (# of shares)
C. Howard Nye	6,633	8,106
James A. J. Nickolas	1,594	1,948
Roselyn R. Bar	1,594	1,948
Robert J. Cardin	774	946
Michael J. Petro	714	873



PSU Awards (55% of LTI Award)

One of our compensation objectives is to align the potential rewards to senior management with increases in shareholder value. In that regard, the PSUs give the recipient the opportunity to receive Martin Marietta common stock if specific performance goals are achieved, consisting of:

1) Adjusted earnings before Interest, Income Taxes, Depreciation, Depletion and Amortization (Adjusted EBITDA), measuring profitability and comprising 67% of the total target award, and

2) Sales Growth, measuring growth and comprising 33% of the total target award.

3) In addition, relative Total Shareholder Return (rTSR) will act as a modifier for the performance such that Martin Marietta's performance will be measured against the S&P 500, and will modify the total award by a range of -20% to +20%.

The following table summarizes the weighting of our PSU performance measures:

Cumulative Adjusted EBITDA	Cumulative Sales Growth	Relative TSR Modifier
67%	33%	+/-20%

Adjusted EBITDA and Sales Growth are two of the drivers of our performance and metrics of significance to our investors. The total payout opportunity for PSUs in 2024 was 0% to 240%: 50% of target if the threshold level is satisfied, 100% of target if the target level is satisfied, and 200% of target if the maximum level is satisfied. The rTSR modifier over the three-year measurement period is then applied to the final award to adjust it up or down by up to 20%. The threshold must be satisfied to receive PSUs for each performance metric. If the threshold is not met, none of the PSUs relating to that metric will vest.

Performance for each metric is measured independently, so PSUs can be earned as long as the threshold is satisfied for at least one metric. The "Target" level is generally viewed as achievable although it has not been achieved every year. The "Maximum" level is attainable if we outperform in the area measured. PSU payments are capped at the target level if three-year TSR is negative.

The performance will be measured in February 2027 for the three-year period beginning January 2024 through December 2026 to determine if the Company's (1) the three-year cumulative Adjusted EBITDA against the target identified in the PSU Award Agreement, and (2) the three-year cumulative Sales Growth against the target identified in the PSU Award Agreement are met. The payment amount will be further modified by the rTSR for the three-year period as against the S&P 500, as set forth in the PSU Award Agreement. The Committee in its discretion may adjust the final award values only as set forth in the Agreement, either collectively or on an individual basis, in recognition of factors that are unusual or nonrecurring.

Over the three-year performance period, up to one-third of the target PSUs may be locked-in each year, subject to the rTSR modifier, based on one-third of the three-year cumulative Adjusted EBITDA and Sales Growth goals. Each year, any earned PSUs are not distributed until the end of the three-year measurement period when the cumulative three-year performance is determined. The actual PSUs will equal the greater of the total PSUs earned for each of the annual periods or the amount earned for cumulative three-year performance (capped at 200% of target). The final amount of earned PSUs to be distributed is then subject to the three-year rTSR modifier.

The PSUs will convert to unrestricted common stock and be distributed to the extent that the performance goals have been met, which will be determined in February 2027. These awards are also generally subject to continued employment through the date the PSUs vest. The actual financial performance targets and achievement against those targets will be disclosed at the end of the three-year performance period.

Selection of Relative TSR

We selected rTSR for the PSUs to measure our performance against the companies in the S&P 500 index. We recognize that every industry faces different challenges and opportunities, and that the S&P 500 index does not perfectly correlate to



the environment in which Martin Marietta operates. However, we believe that the majority of similar companies in the building construction materials industry are not publicly-held companies or are not U.S. companies, and therefore accurate information to potentially use as comparisons is not readily available. As a result, we believe that comparing our TSR against the S&P 500 index is appropriate because (1) it measures the interest of investors for whom we compete, (2) there is no consensus of a significantly better peer group with readily available comparable financial information; and (3) by using rTSR as a modifier rather than a primary measurement, we give our other performance measures more weight and their focus on profitability and growth both provide long-term value creation.

We believe that Adjusted EBITDA, Sales Growth and rTSR metrics drive the behaviors of our management team in ways that are intended to create the most value for our shareholders.

RSU Awards (45% of LTI Award)

RSUs vest in three equal portions, each on the anniversary of the grant date (February 23, 2024) over a period of three years, subject generally to continued employment through each one of those anniversaries. Once the restricted period ends (each anniversary for one third of the total RSU award), the recipient will be issued unrestricted shares of common stock (minus applicable taxes). The Committee believes that time-based RSUs align executive officers' interests with those of shareholders, provides significant retentive characteristics and balances the significant amount of performance-based compensation provided, including the transition to the formulaic performance-based short term incentive award in 2023.

2024-2026 Performance Goals

In setting minimum and maximum levels of payment, we reviewed historical levels of performance against our long-range plan commitments and conducted sensitivity analyses on alternative outcomes focused on identifying likely minimum and maximum boundary performance levels. Levels between 100% and the minimum and maximum levels were derived using linear interpolation between the performance hurdles.

The specific Adjusted EBITDA and Sales Growth target values for the 2024-2026 PSUs are not publicly disclosed at the time of grant due to the proprietary nature and competitive sensitivity of the information. We discussed this approach to forward-looking targets with shareholders as part of our 2023 outreach efforts, and shareholders are supportive of keeping the targets confidential until the awards vest and are distributed. We have presented the target level for each of these metrics by reference to our internal plan level and quantified these amounts above and below that level for the maximum and threshold levels, respectively. The method used to calculate the awards will be based on actual performance compared to our 2024-2026 targets, with straight-line interpolation between points. The individual award agreements require the adjustment of goals to ensure that the ultimate payouts are not impacted to the benefit or detriment of management by specified events, such as unplanned pension contributions, changes in GAAP accounting standards or impact of an acquisition or divestiture. The Committee may exercise its discretion to reduce the final vesting percentage to no more than target if the Company's three-year TSR is less than zero.

In setting performance goals for the three-year PSUs awarded in 2024, the Committee considered various factors and received advice from its independent compensation consultant in choosing the metrics and establishing the goals, including:

• The metrics reflect drivers of our performance and we believe are important to our investors.

• The goals are consistent with our business plan and positive over prior year.

• We have a history of setting challenging target and maximum goals.

In addition, we have looked at the alignment of our payouts with the Company's performance, including TSR, and found that pay and performance are aligned.



2024 Performance Goals and Metrics

Relative TSR (Modifier +/- 20%)*		Adjusted EBITDA (67%)***		Sales Growth (33%)	
TSR Percentile Achievement	Payout Factor	EBITDA Achievement	Payout Factor**	Sales Growth Achievement	Payout Factor**
≥ 75th	+20% (Maximum)	Plan Level plus ≥ $0.55B	200% (Maximum)	Plan Level plus ≥ 8.0%	200% (Maximum)
50th	0% adjustment (Target)	Plan Level EBITDA	100% (Target)	Plan Level	100% (Target)
≤ 25th	-20% (Threshold)	Plan Level minus $2.01B	50% (Threshold)	Plan Level minus 4.0%	50% (Threshold)
		Plan Level minus > $2.01B	0%	Plan Level minus > 4.0%	0%

* rTSR is calculated as (i) the average of our closing stock price over the final 20 trading days of the measurement period, minus the average of our closing stock price over the first 20 trading days of the measurement period, plus the value of reinvested dividends divided by (ii) the average of our closing stock price over the first 20 trading days of the measurement period, and is measured against each of the companies in the S&P 500 index (excluding any Companies acquired during the measurement period).

** Threshold and maximum are a percentage of the target.

*** Adjusted EBITDA for this purpose is calculated in the same manner as set forth in the reconciliations as provided in Appendix B, which includes adjustments for certain nonrecurring items in accordance with the award agreements.

2022-2024 PSU Award Payouts

PSUs that were granted in 2022 were structured similarly to the PSUs awarded in 2024. These PSUs vested on December 31, 2024, because the applicable performance criteria were satisfied, and were certified and paid out in February 2025. The PSU payouts for the three-year performance period ended December 31, 2024 were calculated by comparing actual corporate performance for each metric for the period January 1, 2022 through December 31, 2024, against a table of payment levels from 0% to 200% (with the 100% payout level being considered target) established at the beginning of the performance period.

For the three-year performance period ended December 31, 2024, the actual results were 233% of target. The results were above the targeted level for each metric. Adjusted EBITDA (weighted 67%) was $6.02 billion compared to our pre-established target of $5.36 billion and generated a 134% weighted payout factor and Sales Growth (weighted 33%) was 33.14% compared to our pre-established target of 6.0% and generated a 66% weighted payout factor. The rTSR modifier, which provides for an adjustment up or down of up to 20%, resulted in a 116.5% adjustment as our TSR over the three-year measurement period was at the 70.6 percentile of S&P 500 companies over the same period. The awards are calculated pursuant to the provisions provided in the award agreements. The Committee cannot make any adjustments to the final payout factor beyond the adjustments specified in the award agreements.

Measure	Threshold Target (50%)	Performance Target (100%)	Maximum Target (200%)	Performance Result	Weighting	Weighted Payout Earned
Adjusted EBITDA	$3.79B	$5.36B	$5.87B	$6.02B	67%	134%
Sales Growth	3.0%	6.0%	12.0%	33.14%	33%	66%
Relative TSR	25th Percentile	50th Percentile	75th Percentile	70.6 Percentile	+/-20%	116.5% of total award
Total Final Payout						233% of target



Based on a weighted payout factor of 233%, the following table shows the payouts under the 2022-2024 PSUs.

Payment Calculation for PSUs Granted in 2022 Certified on February 18, 2025		
NEO	Target Units Granted in 2022 (shares)	Payout (shares)
C. Howard Nye	10,107	23,550
James A. J. Nickolas	1,843	4,295
Roselyn R. Bar	1,872	4,362
Robert J. Cardin	929	2,165
Michael J. Petro	1,053	2,454

Ongoing Corporate Governance Policies

We endeavor to maintain good corporate governance standards relating to our executive compensation policies and practices, including the following that were in effect during 2024 that directly impacted compensation:

- The Committee is comprised solely of independent Directors who regularly schedule and meet in executive sessions without management present.

- The Committee's independent compensation consultant is retained directly by the Committee.

- The Committee conducts an annual review of and approves our compensation strategy, including a review of our compensation-related risk profile, to ensure that our compensation-related risks are not reasonably likely to have a material adverse effect on the Company.

- We pay for performance, with approximately 90% of our CEO's total target pay opportunity being performance-based "at-risk" compensation.

- We cap PSU payments at target if three-year TSR is negative, regardless of our ranking.

- We limit perquisites and other benefits.

Compensation Decision Process

Role of Management and the Committee

The Committee is responsible for carrying out the philosophy and objectives of the Board of Directors related to executive compensation in addition to its responsibilities of overseeing the development and succession of executive management of Martin Marietta. The Committee has the authority to determine compensation and benefits for Martin Marietta's executive officers. The Committee members are each non-employee, independent Board members pursuant to the NYSE rules, and the Committee operates pursuant to a written charter, a copy of which can be viewed on Martin Marietta's website at ir.martinmarietta.com/corporate-governance.

The performance of the CEO and each other executive officer is reviewed regularly by the Committee. Based on this review, the Committee sets compensation for all executive officers. Compensation decisions with respect to the executive officers other than the CEO are based in part on recommendations by the CEO, with input from the Chief Human Resource Officer, with respect to salary adjustments and annual cash and equity awards. The Committee can accept, reject or modify any recommended adjustments or awards to executive officers. For the CEO, the Committee sets the levels of annual adjustments and awards based on the criteria it deems to be appropriate under the circumstances with input from the independent compensation consultant. There are no employment agreements between Martin Marietta and any executive officer of Martin Marietta, including the CEO.



Role of the Independent Compensation Consultant

The Committee retained Pay Governance, an independent compensation consultant, in accordance with the Committee's charter.

The consultant reports directly to the Committee. The Committee retains sole authority to hire or terminate the consultant, approve its compensation, determine the nature and scope of services, and evaluate performance. The compensation consultant attends Committee meetings, either in person or by telephone, as requested, and communicates with the Committee Chair between meetings. The Committee makes all final decisions.

The compensation consultant's specific roles include, but are not limited to, the following:

- Advise the Committee on executive compensation trends and regulatory developments and other factors affecting executive officer compensation, as well as any other areas of concern or risk.
- Provide a total compensation assessment for executives compared to peer companies and recommendations for executive pay.
- Serve as a resource to the Committee Chair for meeting agendas and supporting materials in advance of each meeting.
- Review and comment on proxy disclosure items, including this CD&A.
- Advise the Committee on management's pay recommendations.

Based on these activities, the compensation consultant makes recommendations regarding, and proposes adjustments to, our executive officer compensation program as it deems appropriate. While the consultant works closely with the appropriate members of our executive management team in performing these activities, the consultant reports directly to and is retained by the Committee on all executive compensation matters, and speaks to the Committee and the Chair of the Committee on a regular basis without management present.

Role of Peer Companies and Competitive Market Data

The Committee considered peer groups for two elements of the executive compensation program in 2024: the Compensation Peer Group, consisting of 17 companies that the Committee believes compete with us for talent, and the TSR Peer Group, consisting of the S&P 500, which the Committee believes compete with us for investors and is used to assess the achievement of rTSR measured for the PSU awards.

Annually, the Committee studies competitive total compensation market data provided by its independent compensation consultant. To assess competitive pay levels, the Committee reviews and approves the composition of our Compensation Peer Group. The following peer group criteria are considered:

- Company size;
- Company market cap;
- Companies in similar industries based on Global Industry Classification Standard (GICS) code classifications;
- Direct competitors for business and management talent that are publicly-traded in the United States;
- Companies covered by the investment analysts that track Martin Marietta; and
- Companies that include Martin Marietta in their compensation peer group.



The following companies comprised our Compensation Peer Group for 2024 base salary and long-term incentive pay decisions:

Albemarle Corporation	Dover Corporation	Lennox International Inc.	Owens Corning
Carlisle Companies Incorporated	Eastman Chemical	Masco Corporation	RPM International
Celanese Corporation	FMC Corporation	Newmont Corporation	Vulcan Materials Company
CF Industries Holdings, Inc.	Fortune Brands Innovations	Old Dominion Freight Line, Inc.	Westlake Chemical Corporation
Commercial Metals Company			

The Committee studies competitive total compensation data from various sources, including proxy statements of the peer group. Since proxy statements do not provide precise comparisons by position to our executive officers, in 2024 the Committee also took into consideration published independent compensation surveys for each executive officer. Where available, size-adjusted market values were developed using regression analysis. This statistical technique accounts for revenue size differences within the compensation survey participants and develops an estimated market value for a similar-size company as Martin Marietta. The size-adjusted 50th percentile for total compensation is a key reference point for the Committee. On average, the target for our NEO total compensation opportunities is competitively positioned within a reasonable range of the size-adjusted 50th percentile.

Although the Committee uses the size-adjusted 50th percentile as its starting point in setting compensation levels, the compensation packages for executive officers may vary materially from it based on several factors. Market data, position, tenure, individual and organization performance, retention needs and internal pay equity have been the primary factors considered in decisions to increase or decrease compensation opportunities. Specifically, the Committee typically sets compensation levels below the size-adjusted 50th percentile for executive officers with relatively less relevant experience, less responsibility, less tenure with Martin Marietta and/or lower performance ratings. Conversely, if an officer consistently receives favorable performance ratings, accumulates years of service and expertise in relevant areas, has more responsibility and/or has significant other achievements, his or her compensation will typically be above the size-adjusted 50th percentile.

Other Compensation Program Features

Compensation Program Risk Assessment

We perform a thorough annual review of our compensation program structure and all compensation programs, which are also reviewed in detail with the Committee. We believe our executive pay is appropriate and provides necessary incentives to our executives to achieve our financial and strategic goals without encouraging them to take excessive risks in their business decisions. Our compensation structure does not include features that are reasonably likely to have a material adverse effect on the Company. Compensation program features that mitigate against risks include the following:

- Our annual incentive compensation plan does not provide payment for poor individual or corporate performance, regardless of whether the failure to achieve target was outside management's control.

- There are caps on annual incentives and the long-term equity awards, even if the required performance-related criteria are exceeded.

- A majority of the NEOs' compensation is long-term, with equity grants vesting over three to five years, depending on the award.

- Our compensation is not based on highly leveraged short-term incentives that encourage high risk investments at the expense of long-term value.

- Long-term compensation to executive officers is based on specific performance measures that balance long-term growth and returns.

- The Committee uses benchmarking data and the advice of its independent compensation consultant to keep compensation in line with typical market practices and appropriate to Martin Marietta's needs.

- We use a balanced portfolio of long-term incentive programs.

- The Committee's governance process requires review and approval of all compensation over a certain amount.



Stock-Based Awards Generally

All of Martin Marietta's active equity-based award plans have been approved by shareholders. Our Stock Plan requires a minimum vesting period for executives and other employees of 12 months for restricted stock or RSUs and a minimum vesting period of 36 months for stock options or stock appreciation rights (SARs). The Company has not issued SARs and has not issued stock options since 2015.

Stock Ownership Requirements

In 2018, the Board adopted robust formal Stock Ownership Guidelines for executive officers and members of the Board of Directors. These require the following ownership levels as a multiple of base salary or annual cash retainer, as applicable:

Title	Annual Base Salary Multiple
Chair, President and CEO	7 times
Other Executive Officers	5 times
Other Members of the Board of Directors	5 times

The following types of equity instruments count in determining stock ownership for purposes of these guidelines:

- Shares owned separately by the covered person or owned either jointly with, or separately by, his or her immediate family members residing in the same household;

- Shares held in trust for the benefit of the covered person or his or her immediate family members;

- Shares purchased on the open market;

- Shares obtained through stock option exercise (and not thereafter sold);

- Vested shares pursuant to RSUs;

- Unvested RSUs;

- Shares held pursuant to deferred stock unit plans for Directors or executive officers; and

- Shares acquired under the Company's Savings and Investment Plan and similar plans or arrangements and if approved by shareholders, shares acquired pursuant to the ESPP

Covered persons who are employees are expected to meet these requirements within five years of the later of becoming a covered person or the date of adoption of the policy, whichever is later. Until such time as such covered person has met these requirements, he or she is expected to retain 50% of any shares of common stock received upon vesting of RSUs, deferred stock unit awards, PSUs, the exercise of stock options, and other similar equity awards, net of amounts withheld to pay taxes and the exercise price of stock options until the applicable Guideline level is met.

Stock ownership does not include vested or unvested stock options, unvested PSUs and vested or unvested stock appreciation rights.

All of the Company's executive officers and members of the Board of Directors are in compliance with the Stock Ownership Guidelines.

We also require a holding period of annual cash incentive compensation converted to Martin Marietta share equivalents as described below, with vesting generally in three years. There is no additional holding period beyond the vesting date, however a significant portion of the executive compensation program is in the form of equity awards that vest over three years generally.

Our CEO and executive officers can invest a portion of each year's cash bonus award, up to 50%, in common stock units of Martin Marietta. Stock is purchased at a 20% discount to the price on the grant date to account for the additional risk of taking a common stock unit payment in lieu of a risk-free cash payment.



Anti-Hedging and Pledging Policy

Our policies including our Insider Trading Policy prohibit hedging and pledging of Martin Marietta stock by all directors and executive officers. Under our policies, directors and executive officers may not engage in any hedging or monetization transactions, such as puts, calls, options, other derivative securities, prepaid variable forward contracts, equity swaps, collars, exchange funds and short sales with respect to Company stock, the purpose of which is to hedge or offset any decrease in the market value of such stock. This policy also prohibits Directors and executive officers from purchasing Company stock on margin, borrowing against Company stock on margin, or pledging Company stock as collateral for any loan.

We have adopted an Insider Trading Policy governing the purchase, sale and other dispositions of the Company's securities that applies to all Company personnel, including directors, officers, employees, and other covered persons. The Company also follows procedures for the repurchase of its securities. We believe that our Insider Trading Policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company.

Clawback Policy

We have a mandatory clawback policy that was adopted in 2023 to reflect Rule 10D of the Securities Exchange Act of 1934 as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The mandatory clawback policy requires recovery of incentive-based compensation from current and former executive officers (including all Section 16 officers) who received such compensation during the three years preceding the date that the Company is required to prepare an accounting restatement due to (i) the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The amount of the recovery is based on the compensation amounts determined based on the restated financial information to the extent the amount previously paid based on the initially reported financial information exceeds that amount. The recovery is mandated without regard to whether any misconduct occurred or to an executive officer's individual responsibility for the misstated financial information.

The new policy supplements our clawback policy adopted in 2018 that remains in place. Under this separate, standalone policy, if the Board determines that an officer's intentional misconduct, gross negligence or failure to report such acts by another person was a contributing factor in requiring us to restate any of our financial statements or constituted fraud, bribery or another illegal act (or contributed to another person's fraud, bribery or other illegal act) which adversely impacted our financial position or reputation, then the Board shall take such action as it deems in the best interest of the Company and necessary to remedy the misconduct and prevent its recurrence. Among other actions, the Board may seek to recover or require reimbursement of any amount awarded to the officer in the form of an annual incentive bonus or LTI award. There were no events requiring Board consideration of a clawback action under either of our clawback policies during 2024.

Our Use of Independent Compensation Consultants

The independent compensation consultant provides important information about market practices, the types and amounts of compensation offered to executives generally and the role of corporate governance considerations in making compensation decisions. The Committee's charter authorizes it to retain outside advisors that it believes are appropriate to assist in evaluating executive compensation.

For 2024, the Committee continued to retain Pay Governance as an independent compensation consultant.

In connection with its retention of Pay Governance, the Committee considered the following factors in assessing Pay Governance's independence:

- Pay Governance does not provide any services to Martin Marietta other than compensation advisory services.
- The compensation paid to Pay Governance is less than 1% of Pay Governance's revenues.



- Pay Governance has business ethics and insider trading and stock ownership policies, which are designed to avoid conflicts of interest.
- Pay Governance employees supporting the engagement do not own Martin Marietta securities.
- Pay Governance employees supporting the engagement have no business or personal relationships with members of the Compensation Committee or with any Martin Marietta executive officer.

The nature and scope of Pay Governance's engagement was determined by the Committee and not limited in any way by management. The Committee also considered Pay Governance Global Business Standards intended to address potential conflicts of interests with respect to their executive compensation consulting services and the other factors required to be considered by applicable SEC and NYSE rules in approving the Committee's engagement of Pay Governance for 2024. Based on this review, the Committee did not identify that Pay Governance had any conflicts of interest that would prevent Pay Governance from independently advising the Committee. Pay Governance did not provide any additional services beyond those relating to director and executive officer compensation in an amount in excess of $120,000 in 2024.

Practice Regarding Timing of Equity Grants

The stock purchase awards under our Incentive Stock Plan and the PSUs and RSUs awarded under our LTI program, each as described above, were granted in 2024 at the Committee's regularly scheduled meetings in February following the public announcement of financial results for the prior year. Newly hired executive officers may, subject to the discretion of the Committee, receive an award of RSUs as of the date of their hire. The number of such RSUs is based on the average Martin Marietta stock price for the 20-day period ending on the date of the grant or the first date of employment, whichever is later. The Committee's schedule is determined several months in advance and the proximity of any awards to earnings announcements or other market events is coincidental.

Our practice with regard to the timing of equity grants is:

- No equity award may be backdated. A future date may be used if, among other reasons, the Committee's action occurs in connection with a new employee who has not yet commenced employment.
- Proposed equity awards are presented to the Committee in February of each year. Off-cycle awards may be considered in the Committee's discretion in special circumstances, which may include hiring, retention or acquisition transactions.

In addition, our existing stock award plan prohibits repricing of stock options or paying cash for underwater stock options. The Company has not issued SARs or stock options since 2015 and, for that reason, does not have a current practice with respect to the timing of such awards relative to its announcement of material non-public information. In the event that the Committee were to determine to award SARs and stock options, it would adopt a policy with respect to the timing of such awards relative to the announcement of material information that would affect the value of such awards.

Perquisites

Martin Marietta provides executives with perquisites that the Committee believes are appropriate, reasonable and consistent with its overall compensation program to better enable Martin Marietta to attract and retain superior employees for key positions. The Committee periodically reviews the types and levels of perquisites provided to the NEOs. The value of each of the NEO's perquisites, determined in accordance with SEC rules, is included in the annual compensation set forth in the Summary Compensation Table.

In 2024, we provided personal use of leased automobiles to NEOs. We pay for the insurance, maintenance and fuel for such vehicles, and the value of personal mileage and use is charged to the NEO as imputed income. We make the company-owned aircraft available to the CEO and other senior executives for business travel. If the NEO is accompanied by his or her spouse on such trips, that use is included in the NEO's taxable income for the year and the incremental cost, if any, is included as "All Other Compensation" in the Summary Compensation Table required to be included in our Proxy Statement for that year. Martin Marietta also provides to executive officers, as well as most other salaried employees, certain other fringe benefits such as tuition reimbursement, airline club dues, professional society dues, and food and recreational fees incidental to official company functions. We do not provide other perquisites, such as country club memberships or financial planning services, to the NEOs or other employees.



Retirement and Other Benefits

In order to maintain market competitive levels of compensation, we provide retirement and other benefits to the NEOs and other employees, including:

- Medical and dental benefits

- Life, accidental death and disability insurance

- Pension and savings plans

The benefits under the defined benefit pension plan are more valuable for employees who remain with Martin Marietta for longer periods, thereby furthering our objectives of retaining individuals with more expertise in relevant areas and who can also participate in management development for purposes of executive succession planning. All of Martin Marietta's salaried employees in the United States are eligible to participate in our retirement and other plans, and the NEOs participate in the plans on the same terms as Martin Marietta's other salaried employees.

Additional information regarding these benefits is under the heading Pension Benefits Table on page 76 and the accompanying narrative.

Potential Payments upon Termination or Change of Control

We do not have written employment agreements with executives. Instead, each of our NEOs has a change of control severance agreement (an Employment Protection Agreement) that provides for retention and continuity in order to minimize disruptions during a pending or anticipated change of control. The agreements are triggered only by a qualifying termination of employment in connection with a change of control. Martin Marietta's equity-based award plans and retirement plans also provide for certain post-termination payments and benefits. The Committee believes these payments and benefits are also important to align the interests of the executive officers with the interests of the shareholders because the agreements will reduce or eliminate the reluctance to pursue potential change of control transactions that may ultimately lead to termination of their employment but would otherwise be in the best interests of our shareholders. The Employment Protection Agreements are described on page 78 of this Proxy Statement.

Tax and Accounting Implications

In administering the compensation program for NEOs, for awards made in 2024 the Committee considered tax consequences, including the limit on deductibility on compensation in excess of $1 million to certain executive officers under Section 162(m) of the Internal Revenue Code and the consequences under financial accounting standards.

While the Committee considers the tax deductibility as one factor in determining executive compensation, the Committee also looks at other factors in making its decisions, as noted above, and retains the flexibility to award compensation that it determines to be consistent with the goals of our executive compensation program to attract talent, promote retention, or recognize and reward desired performance even if the awards are not deductible for income tax purposes.



Executive Compensation

Executive Officer Compensation

The following tables show annual and long-term compensation, for services in all capacities to Martin Marietta, earned by the Chief Executive Officer, the Chief Financial Officer, and the three other most highly compensated executive officers in 2024, which we refer to collectively in this Proxy Statement as the "named executive officers" or "NEOs." These tables and the accompanying narratives should be read in conjunction with the Compensation Discussion and Analysis section of this Proxy Statement, which provides a detailed overview of the methods used by Martin Marietta to compensate its officers, including the named executive officers.

Summary Compensation Table

The table below summarizes the total compensation paid to or earned by each of the named executive officers for the fiscal years set forth below. Martin Marietta has not entered into any employment agreements with any of the named executive officers.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($)[1] (c)	Bonus ($) (d)	Stock Awards ($)[2] (e)	Option Awards ($)[3] (f)	Non-Equity Incentive Plan Compensation ($)[4] (g)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[5] (h)	All Other Compensation ($)[6] (i)	Total ($) (j)
C. Howard Nye Chair, President and CEO	2024	1,285,000		9,295,192		1,942,872	5,154,637	39,062	17,716,763
	2023	1,285,000		8,580,337		3,453,842	5,132,284	37,422	18,488,885
	2022	1,285,000		7,316,720		2,878,400	1,266,898	37,233	12,784,251
James A. J. Nickolas Executive Vice President and CFO	2024	713,387		2,033,656		963,132	631,079	32,234	4,373,488
	2023	680,500		1,252,003		1,701,933	631,870	29,254	4,295,560
	2022	630,000		1,334,186		803,558		28,594	2,796,338
Roselyn R. Bar Executive Vice President, General Counsel and Corporate Secretary	2024	713,387		2,322,858		673,930	1,580,918	54,071	5,345,164
	2023	686,750		1,785,893		1,202,160	1,557,787	46,719	5,279,309
	2022	642,500		1,639,900		665,000	94,491	38,161	3,080,052
Robert J. Cardin[7] Senior Vice President, Controller and Chief Accounting Officer[7]	2024	449,034		987,548		545,638	433,807	36,027	2,452,054
	2023	430,562		593,407		930,218	320,612	33,986	2,308,785
Michael J. Petro[7] Senior Vice President, Strategy and Development	2024	414,167		911,193		503,269	185,082	25,410	2,039,121
	2023	396,667		547,180		892,725	165,198	25,676	2,027,446

1 The amounts in column (c) reflect the base salary actually paid.

2 The amounts in column (e) reflect the aggregate grant date fair value of awards made in the year reported, determined in accordance with FASB ASC Topic 718 (without any assumption for early forfeiture), of awards of RSUs and awards of PSUs, which are described in more detail on pages 59-63 under the heading "2024 Long-Term Incentive Compensation Overview." The amounts included in the table reflects the value of the units granted, which are subject to forfeiture if the executive does not remain in the employment of Martin Marietta for the requisite time period (generally three years) or if Martin Marietta does not achieve the performance criteria, where applicable. The amounts reported include the amounts of cash bonuses deferred in common stock units by each named executive officer pursuant to Martin Marietta's Incentive Stock Plan, which is discussed in further detail on page 59 under the heading "Annual Incentive Feature: Stock Purchase Plan". The amount in column (e) includes PSUs based on the target level of performance. Assuming the maximum payout under the PSUs granted in 2024, whose payout will be determined in February 2027 based on the Company's performance in 2024-2026, the amounts reported above for 2024 would be as follows: Mr. Nye, $11,575,368; Mr. Nickolas, $2,781,744; Ms. Bar, $2,781,744; Mr. Cardin, $1,350,888; and Mr. Petro, $1,246,644. Assumptions used in the calculation of these amounts are included in Note K to Martin Marietta's audited financial statements for the fiscal year ended December 31, 2024, included in Martin Marietta's Annual Report on Form 10-K filed with the SEC on February 21, 2025. The amounts of cash bonus deferred in 2024 for each named executive officer are included in column (e) as follows: Mr. Nye, $832,728; Mr. Nickolas, $0; Ms. Bar, $289,202; Mr. Cardin, $0; and Mr. Petro, $0.

3 The Company does not issue SARs and has not granted any stock options since 2015. The Stock Plan prohibits share recycling for stock options or SARs.

4 The amounts in column (g) for 2024 reflect the cash paid to the named individuals earned in 2024 and paid in 2025 under annual incentive arrangements discussed in further detail beginning on page 56 under the headings "2024 Annual Cash Incentive Goals and Results" and "2024 Actual Incentive Cash Earned," and not deferred pursuant to Martin Marietta's Incentive Stock Plan, which is discussed in further detail on page 59 under the heading "Annual Incentive Feature: Stock Purchase Plan."



5 The amounts in column (h) reflect the aggregate increase in the actuarial present value of the named executive officer's accumulated benefits during 2024, 2023 and 2022, respectively, under all defined benefit retirement plans established by Martin Marietta determined using interest rate and mortality rate assumptions consistent with those used in Martin Marietta's financial statements and include amounts which the named executive officer may not currently be entitled to receive because such amounts are not vested.

6 The amount shown in column (i) for 2024 reflects for each named executive officer: matching contributions allocated by Martin Marietta to each of the named executive officers pursuant to the Savings and Investment Plan, which is more fully described on page 74 under the heading "Retirement and Other Benefits" in the following amounts: Mr. Nye, $12,075; Mr. Nickolas, $12,075; Ms. Bar, $12,075; Mr. Cardin, $12,075, and Mr. Petro, $12,075; the value attributable to life insurance benefits provided to the named executive officers, which is more fully described on page 69 under the heading "Retirement and Other Benefits" in the following amounts: Mr. Nye, $15,444; Mr. Nickolas, $5,382; Ms. Bar, $29,718; Mr. Cardin, $4,936; and Mr. Petro, $685 the value attributable to personal use of leased automobiles provided by Martin Marietta in the following amounts: Mr. Nye, $10,388; Mr. Nickolas, $14,777; Ms. Bar, $12,278; Mr. Cardin, $19,016; and Mr. Petro, $12,650. These values are included as compensation on the W-2 of named executive officers who receive such benefits. Each such named executive officer is responsible for paying income tax on such amount.

7 Mr. Cardin and Mr. Petro were not named executive officers for purposes of the Summary Compensation Table in 2022.

Grants of Plan-Based Awards

The table below shows each grant of an award made to a named executive officer in the fiscal year ended December 31, 2024. This includes equity awards made to the named executive officers under the Stock Plan and the Incentive Stock Plan.

Grants of Plan-Based Awards Table

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Award			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	Grant Date Fair Value of Stock and Option Awards[4] ($) (j)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)		
C. Howard Nye	02/21/25[1]		1,439,200	5,250,000		1,574	5,742		771,008
	02/23/24[2]				3,243	8,106	19,455		4,823,070
	02/23/24[3]							6,633	3,639,394
James A. J. Nickolas	02/21/25[1]		713,387	7,500,000	—	—			—
	02/23/24[2]				780	1,948	4,676		1,159,060
	02/23/24[3]							1,594	874,596
Roselyn R. Bar	02/21/25[1]		499,371	5,250,000		547	5,742		267,942
	02/23/24[2]				780	1,948	4,676		1,159,060
	02/23/24[3]							1,594	874,596
Robert J. Cardin	02/21/25[1]		404,131	7,500,000	—	—			—
	02/23/24[2]				379	946	2,271		562,870
	02/23/24[3]							774	424,678
Michael J. Petro	02/21/25[1]		372,750	7,500,000	—	—			—
	02/23/24[2]				350	873	2,096		519,435
	02/23/24[3]							714	391,758

1 The amounts shown in this row reflect the annual bonus that could have been earned in 2024, payable in 2025, pursuant to the Executive Cash Incentive Plan. For each named executive officer, column (c) reflects no award would be earned if the threshold level is not achieved, provided that the minimum amount for the payout will be 50% of target if the Company successfully pays an unreduced dividend in the year and records positive Net Earnings Attributable to Martin Marietta and the minimum amount for the payout will be 100% of target if the criteria for the 50% minimum payout level are met and the Company's one-year operating margin ranks in the top three of six direct publicly traded peers. The amounts shown in columns (d) and (e) reflect the portion of the annual bonus that would have been paid in cash if, respectively, target and maximum performance was achieved for the year (i.e., after reduction for the total portion that would be deferred pursuant to the Incentive Stock Plan pursuant to voluntary deferrals). The amounts shown in columns (g) and (h) reflect the portion of the annual bonus that would have been deferred pursuant to the Incentive Stock Plan if, respectively, target and maximum performance was achieved for the year, inclusive of the 20% discount. Participants in the Incentive Stock Plan for 2024 were approved on May 11, 2024. These awards are discussed under the heading "Annual Incentive Feature: Stock Purchase Plan" on page 59. The actual amounts paid are reflected in the Summary Compensation Table on page 70.

2 The amounts shown in columns (f), (g) and (h) reflect the threshold, target and maximum, respectively, levels of PSUs payable if the performance measurements are satisfied in the period 2024-2026. These awards are discussed under the heading "2024 Long-Term Incentive Compensation" on pages 59-63.

3 The amounts shown in column (i) reflect the number of RSUs granted in 2024 to each of the named executive officers pursuant to the Stock Plan. These awards are discussed under the heading "2024 Long-Term Incentive Compensation" on pages 59-63. These awards are also included in column (e) of the Summary Compensation Table on page 70.

4 The amounts shown in column (j) reflect the grant date fair value of each equity award computed in accordance with FASB ASC Topic 718. No options to purchase shares of Martin Marietta's common stock were granted in 2024.



Stock-based incentive awards have been a significant component of Martin Marietta's management compensation. In 1998, the Board of Directors adopted and Martin Marietta's shareholders approved the Stock Plan. In 2016, the Board of Directors and the shareholders approved amendments to the plan increasing the number of shares of Martin Marietta's common stock available for equity awards. They also approved amendments to the plan designed to more directly tie long-term compensation incentives to Martin Marietta's performance and enhance flexibility in structuring long-term incentive compensation packages by providing a mix of different types of long-term stock-based incentives. In addition, the amendments provided that dividend equivalents that would have been paid in cash during the vesting period will be paid only if and when an award vests.

As amended, the Stock Plan authorizes the Management Development and Compensation Committee to award stock options, restricted stock and other stock-based incentive awards to employees of Martin Marietta for the purpose of attracting, motivating, retaining and rewarding talented and experienced employees. Since 2016, Martin Marietta's long-term compensation program has consisted of a mix of RSUs and PSUs for senior level employees and other select employees.

Vesting of the PSU awards granted in 2024 is based on the achievement by Martin Marietta of performance measures described under "2024 Long-Term Incentive Compensation" on pages 59-63.

A maximum of 5,800,000 shares of Martin Marietta's common stock are authorized under the plan for grants to key employees. Each award under the plan is evidenced by an award agreement setting forth the number and type of stock-based incentives subject to the award and such other terms and conditions applicable to the award as determined by the Committee. No employee may receive annual grants for more than 300,000 shares of common stock with respect to (i) full-value awards or (ii) stock options or stock appreciation rights.



Outstanding Equity Awards at Fiscal Year-End

The table below shows for each of the named executive officers' information with respect to the stock unit awards (columns (g) and (h)) that have not vested and equity incentive plan awards (columns (i) and (j)) outstanding on December 31, 2024. There are no unexercised stock options for the NEOs.

	Option Awards				Stock Awards			
Name (a)	**Number of Securities Underlying Unexercised Options (#)** (b)	**Number of Securities Underlying Unexercised Options (#)** (c)	**Option Exercise Price ($)** (e)	**Option Expiration Date** (f)	**Number of Shares or Units of Stock That Have Not Vested (#)** (g)	**Market Value of Shares or Units Of Stock That Have Not Vested[1] ($)** (h)	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have not Vested (#)** (i)	**Equity Incentive Plan Awards: Market Payout Value or Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)** (j)
C. Howard Nye					2,756[2]	1,423,474	10,107[7]	5,220,266
					5,620[3]	2,902,730	10,305[8]	5,322,533
					6,366[4]	3,288,039	8,106[9]	4,186,749
					3,373[6]	1,742,155		
James A. J. Nickolas					502[2]	259,283	1,843[7]	951,910
					991[3]	511,852	1,817[8]	938,481
					1,594[4]	823,301	1,948[9]	1,006,142
Roselyn R. Bar					510[2]	263,415	1,872[7]	966,888
					1,006[3]	519,599	1,844[8]	952,426
					1,529[4]	789,729	1,948[9]	1,006,142
					984[5]	508,236		
					1,174[6]	606,371		
Robert J. Cardin					253[2]	130,675	929[7]	479,829
					470[3]	242,755	861[8]	444,707
					774[4]	399,771	946[9]	488,609
Michael J. Petro					287[2]	148,236	1,053[7]	543,875
					433[3]	223,645	794[8]	410,101
					714[4]	368,781	873[9]	450,905
					846[10]	436,959		
					1,605[11]	828,983		

1 Based on the closing price of $516.50 of our common stock as of December 31, 2024.
2 RSU restrictions lapsed on February 18, 2025.
3 RSU restrictions lapse ratably in installments on February 24, 2025 and February 24, 2026.
4 RSU restrictions lapse ratably in installments on February 23, 2025, February 23, 2026 and February 23, 2027.
5 Incentive Stock Plan units restrictions lapse on December 1, 2025.
6 Incentive Stock Plan units restrictions lapse on December 1, 2026.
7 The amount for these outstanding awards of PSUs are presented at the target performance levels. The awards generally vested at December 31, 2024. Actual payouts were certified by the Management Development and Compensation Committee on February 18, 2025 in the following number of shares: Mr. Nye, 23,550; Mr. Nickolas, 4,295; Ms. Bar, 4,362; Mr. Cardin, 2,165; and Mr. Petro, 2,454.
8 The amount for these outstanding awards of PSUs are presented at the target performance levels. The awards generally vest at December 31, 2025.
9 The amount for these outstanding awards of PSUs are presented at the target performance levels. The awards generally vest at December 31, 2026.
10 RSUs fully vest subject to continued employment on August 2, 2026.
11 RSUs fully vest subject to continued employment on January 5, 2027.



Option Exercises and Stock Vested

The table below shows on an aggregated basis for each of the named executive officers information on the vesting of stock, including RSUs, PSUs and Incentive Stock Plan units, during the last completed fiscal year. None of the NEOs holds any outstanding stock options or stock appreciation rights for Martin Marietta's common stock or other similar instruments.

Option Exercises and Stock Vested Table

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting[1] ($) (e)
C. Howard Nye			36,735	19,915,693
James A. J. Nickolas			5,802	3,106,933
Roselyn R. Bar			6,758	3,667,747
Robert J. Cardin			4,070	2,252,983
Michael J. Petro			3,430	1,848,170

1 The amounts in column (e) include the value of RSUs and PSUs at the time of vesting and the appreciation of units received under the Incentive Stock Plan.

Retirement and Other Benefits

In order to maintain market competitive levels of compensation, we provide retirement and other benefits to the named executive officers and other employees. The benefits under the defined benefit pension plan are more valuable for employees who remain with Martin Marietta for longer periods, thereby furthering Martin Marietta's objectives of retaining individuals with more expertise in relevant areas and who can participate in management development for purposes of executive succession planning. All of Martin Marietta's salaried employees in the United States are eligible to participate in the following retirement and other plans. The named executive officers participate in the plans on the same terms as Martin Marietta's other salaried employees.

Pension Plan. We have a tax qualified defined benefit pension plan (Pension Plan) under which eligible full-time salaried employees of Martin Marietta who have completed five continuous years of employment with Martin Marietta, including the named executive officers, earn the right to receive certain benefits upon retirement on a reduced basis at or after age 55 and on an unreduced basis at or after age 62. Retirement benefits are monthly payments for life based on a multiple of the years of service and the final average eligible pay for the five highest consecutive years in the last ten years before retirement, less an offset for social security. The amount is equal to the sum of (A), (B) and (C) below:

(A) 1.165% of the participant's final average eligible pay up to social security covered compensation, multiplied by the participant's credited years of service up to 35 years;

(B) 1.50% of the participant's final average eligible pay in excess of social security covered compensation, multiplied by the participant's credited years of service up to 35 years; and

(C) 1.50% of the participant's final average eligible pay multiplied by the participant's credited years of service in excess of 35 years.



Supplemental Excess Retirement Plan (SERP). We also have a non-qualified restoration plan that covers any employee in the Pension Plan, including the named executive officers, who are highly compensated and whose qualified plan benefit is reduced by Internal Revenue Code benefit or pay limits in Sections 415(b) and 401(a)(17). The plan is based on the same formula as the qualified Pension Plan described above. Benefits under our nonqualified plan are paid from our general assets.

Savings and Investment Plan. The Savings and Investment Plan is a tax-qualified defined contribution retirement savings plan pursuant to which all employees in the United States, including the named executive officers, are eligible to contribute up to 25% of pay on a before-tax basis or the limit prescribed by the Internal Revenue Service on a ROTH individual retirement account on an after-tax basis and up to an additional 17% of pay on an after-tax basis not to exceed a total of 25% of pay. We match 100% of the first 1% of pay and 50% of the next 5% of pay that is contributed by employees to the Savings and Investment Plan up to Internal Revenue Service limitations. We also make a true-up discretionary matching contribution in the following fiscal year for participants employed on the last working day of the plan year of the Savings and Investment Plan. All contributions as well as any matching contributions are fully vested upon contribution.

Nonqualified Deferred Cash Compensation. Martin Marietta allows the named executive officers and certain other employees who are eligible to participate in the Incentive Stock Plan (generally, vice president level or higher) to defer up to 80% of their salary and/or up to 100% of their annual cash incentive award that exceeds the Internal Revenue Code limit. Martin Marietta does not match participant deferrals and does not guarantee a stated rate of return. Deferrals under the Deferred Cash Compensation Plan are credited with earnings or debited for losses based on the results of the notional investment option or options selected by the participants, which are generally the same as the investment options available under the Savings and Investment Plan. Under the Deferred Cash Compensation Plan, deferrals are not actually invested in these funds, but instead are credited with earnings or debited for losses based on the funds' investment returns. Because the rate of return is based on actual investment measures in our Savings and Investment Plan, no above-market earnings are credited, recorded, or paid. The Deferred Cash Compensation Plan is unfunded. This means that Martin Marietta does not set aside funds for the plan in a trust or otherwise. Participants have only the rights of general unsecured creditors and may lose their balances in the event of the company's bankruptcy. Account balances are 100% vested at all times. An irrevocable distribution election is required before making any deferrals into the Deferred Cash Compensation Plan. Generally, a participant may elect to begin receiving a distribution of his or her account balance immediately upon separation from service or in annual installments over 2 to 10 years, which, for separation before retirement, death, disability or change of control as defined in the plan, is following a six-month waiting period after separation occurs. None of the named executive officers participated in the Deferred Cash Contribution Plan in 2024.

Retiree Medical. Eligible salaried employees who commenced employment with Martin Marietta prior to December 1, 1999 and who retire with at least 5 years of service are currently eligible for retiree medical benefits until age 65 and then will receive a one-time payment of $1,000 upon reaching age 65 (or upon retirement, if after reaching age 65). Eligible salaried employees who commenced employment with Martin Marietta between December 1, 1999 and December 31, 2001 and who retire with at least 15 years of service are currently eligible for retiree medical benefits until age 65. Eligible employees share the cost of retiree medical based on their years of service and a predetermined cap on total payments by Martin Marietta. Employees who commenced employment with Martin Marietta on or after January 1, 2002 are not eligible for retiree medical benefits. Mr. Nye, Mr. Nickolas, Mr. Cardin and Mr. Petro are not eligible for retiree medical benefits as each commenced employment with Martin Marietta after 2002.

Medical Insurance. Martin Marietta provides an opportunity to all of its salaried employees in the United States and the employees' immediate family members to select health, dental and vision insurance coverage. Martin Marietta pays a portion of the premiums for this insurance for all employees. All employees in the United States, including the named executive officers, pay a portion of the premiums depending on the coverage they choose.

Life and Disability Insurance. Martin Marietta provides to all of its salaried employees in the United States, including the named executive officers, long-term disability and life insurance that provides up to 1.5 times base salary at no cost to the employee. All of our employees in the United States, including the named executive officers, can choose additional coverage and pay a portion of the premiums depending on the coverage they choose. In addition, Martin Marietta pays an amount equal to one year of base salary in the event of death of any active salaried employee.



Housing Allowance and Relocation Costs. Martin Marietta provides relocation benefits, including a housing allowance, to certain employees upon their employment with Martin Marietta or in conjunction with a job relocation or promotion.

Pension Benefits

The table below shows the present value of accumulated benefits payable to each of the named executive officers, including the number of years of service credited to each such named executive officer, under our Pension Plan and SERP, determined using interest rate and mortality rate assumptions consistent with those used in Martin Marietta's financial statements.

Pension Benefits Table

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($)[1] (d)	Payments During Last Fiscal Year ($) (e)
C. Howard Nye	Pension Plan	18.417	960,791	
	SERP	18.417	25,527,692	
James A. J. Nickolas	Pension Plan	7.417	243,133	
	SERP	7.417	1,901,300	
Roselyn R. Bar	Pension Plan	30.500	1,544,044	
	SERP	30.500	11,584,482	
Robert J. Cardin	Pension Plan	5.833	298,648	
	SERP	5.833	979,145	
Michael J. Petro	Pension Plan	9.167	137,819	
	SERP	9.167	365,472	

1 Amounts in column (d) reflect the valuation method and use the assumptions that are included in Notes A and K to Martin Marietta's audited financial statements for the fiscal year ended December 31, 2024, included in Martin Marietta's Annual Report on Form 10-K filed with the SEC on February 21, 2025.

The Pension Plan is a defined benefit plan sponsored by Martin Marietta and covers all of Martin Marietta's executive officers, including the named executive officers, and substantially all of the salaried employees of Martin Marietta on a non-contributing basis. Compensation covered by the Pension Plan generally includes, but is not limited to, base salary, executive incentive compensation awards, lump sum payments in lieu of a salary increase, and overtime. The normal retirement age under the Pension Plan is 65, but unreduced early retirement benefits are available at age 62 and reduced benefits are available as early as age 55. The calculation of benefits under the Pension Plan is generally based on an annual accrual rate, average compensation for the highest consecutive five years of the ten years preceding retirement, and the participant's number of years of credited service (1.165% of average compensation up to social security covered compensation for service up to 35 years and 1.50% of average compensation over social security covered compensation for service up to 35 years and 1.50% of average compensation for service over 35 years). Benefits payable under the Pension Plan are subject to current Internal Revenue Code limitations, including a limitation on the amount of annual compensation for purposes of calculating eligible remuneration for a participant under a qualified retirement plan ($345,000 in 2024). Martin Marietta's SERP is a restoration plan that generally provides for the payment of benefits in excess of the Internal Revenue Code limits, which benefits vest in the same manner that benefits vest under the Pension Plan. The SERP provides for a lump sum payment of the vested benefits provided by the SERP subject to the provisions of Section 409A of the Internal Revenue Code. Mr. Nye and Mr. Cardin are eligible for early retirement, which allows for payment to employees who are age 55 or older with at least five years of service. Unreduced benefits are provided for retirements between ages 62 and 65, and reduced benefits are provided for retirements between ages 55 and 62 reflecting service-based, subsidized reductions. The present value of the Pension Plan and SERP benefit, respectively, for Mr. Nye, Ms. Bar and Mr. Cardin, if they had terminated on December 31, 2024 and began collecting benefits at age 55 or current age if older would be as follows: Mr. Nye, $960,791 and $25,527,692, respectively; Ms. Bar, $1,544,044 and $11,584,482, respectively and Mr. Cardin, $298,648 and $979,145, respectively. The amounts listed in the foregoing table are not subject to any deduction for Social Security benefits or other offset amounts.



Potential Payments Upon Termination or Change of Control

The discussion and tables below reflect the amount of potential payments and benefits to each of the named executive officers at, following, or in connection with any termination of such executive's employment, including voluntary termination, involuntary not-for-cause termination, for-cause termination, normal retirement, early retirement, in the event of disability or death of the executive, and termination following a change of control. The amounts assume that such termination was effective as of December 31, 2024 and thus includes amounts earned through such time and are estimates of the amounts that would have been paid out to the executives upon their termination at such time. The actual amounts to be paid out can only be determined at the time of such executive's actual separation from Martin Marietta.

Payments Upon Any Termination. Regardless of the manner in which the employment of a named executive officer terminates, he or she is entitled to receive the amounts earned during the term of employment, including cash compensation earned during the fiscal year, amounts contributed by the employee and Martin Marietta's matching contributions to the Savings and Investment Plan, unused earned vacation pay and amounts accrued and vested through Martin Marietta's Pension Plan and SERP.

Payments Upon Voluntary Termination. In addition to the amounts described under the heading Payments Upon Any Termination, upon a voluntary termination of employment, the named executive officer would be entitled to receive the lower of the amount of cash contributed to the Incentive Stock Plan or the current market value of the common stock units credited to the employee measured by the NYSE closing price of Martin Marietta's common stock on the date of termination.

Payments Upon Involuntary Not-For-Cause Termination. In addition to the amounts described under the heading Payments Upon Any Termination, upon an involuntary termination of employment not for cause, the named executive officer would be entitled to receive a prorated share of the common stock units credited to him or her under the Incentive Stock Plan paid out as shares of common stock and the remaining cash contribution invested by the employee in the plan.

Payments Upon Involuntary For-Cause Termination. In the event of involuntary termination for cause, which is defined in the Employment Protection Agreement and the Stock Plan, the named executive officer would be entitled to receive the payments and benefits described under the heading Payments Upon Any Termination.

Payments Upon Retirement. In the event of the retirement at age 62 or above of a named executive officer, in addition to the items described under the heading Payments Upon Any Termination, the executive will receive a portion of the cash incentive bonus based upon performance and payable under the Executive Cash Incentive Plan that correlates to the percentage of the year in which the employee worked for the Company; will continue to hold all outstanding options unaffected by the retirement and retain such options for the remainder of the outstanding term; will continue to hold all awards of RSUs and PSUs for the remainder of the outstanding term unaffected by the retirement; will vest in all outstanding awards of common stock units under the Incentive Stock Plan; in the case of Ms. Bar, will be eligible to receive health and welfare benefits as described under the heading Retiree Medical on page 75; and will continue to receive life insurance coverage until death.

Payments Made Upon Early Retirement. In the event of retirement prior to reaching age 62 but on or after reaching age 55, the named executive officer will receive benefits as described under the heading Payments Upon Voluntary Termination. In addition, the named executive officer will receive reduced benefits of the type described under Pension Benefits on page 76 and may be eligible for benefits described under the heading Retiree Medical beginning on page 75 at a higher cost.

Payments Upon Death or Disability. In the event of the death or disability of a named executive officer, in addition to the payments and benefits under the heading Payments Upon Any Termination, the named executive officer or his or her estate will receive benefits under Martin Marietta's long-term disability plan or life insurance plan, as applicable, and a death benefit payment, as applicable, equal to the then-current base salary of such employee paid under the Pension Plan plus one month base salary. In addition, in the event of death, all options will vest and the executor of their estate will have one year to exercise the options. In the event of disability, the executive will receive a portion of the cash incentive compensation based upon performance and payable under the Executive Cash Incentive Plan that correlates to the



percentage of the year in which the employee worked for the Company; will continue to hold all outstanding options unaffected by the disability and will retain such options for the remainder of the outstanding term; will continue to hold all awards of PSUs and RSUs for the remainder of the outstanding term unaffected by the disability; and will vest in all outstanding awards of common stock units under the Incentive Stock Plan.

Payments Upon or in Connection With a Change of Control. Martin Marietta has entered into Employment Protection Agreements, as amended from time to time, with each of the named executive officers. The purpose of these agreements is to provide Martin Marietta's key executives with payments and benefits upon certain types of terminations within two years following a "Change of Control." For purposes of the agreements, a Change of Control is generally defined as (i) the acquisition by any person, or related group of persons, of 40% or more of either the outstanding common stock of Martin Marietta or the combined voting power of Martin Marietta's outstanding securities, (ii) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of Martin Marietta's assets following which Martin Marietta's shareholders before such event fail to own more than 50% of the resulting entity, (iii) a change in the majority membership of the Board, or (iv) a liquidation or dissolution of Martin Marietta.

The agreements provide that if, within the two-year period following a Change of Control, an executive is terminated without "Cause" (as defined in the agreements) or terminates his or her employment with "Good Reason" (as defined in the agreements), Martin Marietta is obligated to pay the executive, in a lump sum, an amount equal to three times the sum of the executive's base salary, annual bonus, and Martin Marietta's match to the defined contribution plan; the payment of a pro-rata annual target bonus in the year of termination as determined under the Executive Cash Incentive Plan (for Mr. Nye such target bonus is 140% for purposes of the Employment Protection Agreement) and to provide continuation of health, medical and other insurance benefits for a period of three years following termination. The rationale for selecting these triggers is to encourage the named executive officers to remain focused on Martin Marietta, its performance and matters that are in the best interests of its shareholders rather than be distracted by the personal impact to their employment that the Change of Control may have. For purposes of the agreements, "base salary" means the highest annual rate of base salary that the executive received within the twelve-month period ending on the date of the Change of Control, and "annual bonus" means the executive's highest annual bonus paid during the period beginning five years prior to the Change of Control and ending on the date of the executive's termination of employment. Executives also are credited with an additional three years of service under the Pension Plan and are eligible to retire after age 55 without reduction in benefits and with a lump sum payment based on a 0% discount rate. Martin Marietta must also continue to provide the executive all benefits provided under Martin Marietta's defined benefit and defined contribution retirement plans and provide the executive with the same retiree medical benefits that were in effect for retirees immediately prior to the Change of Control. The agreements also have confidentiality requirements to ensure that the executives do not disclose any confidential information relating to Martin Marietta.

The agreements were amended in December 2018 in response to the 2018 Say On Pay vote that was supported by 78.9% of the shareholders that voted. The amendments eliminated (1) the "gross up" payments that compensate the executives for any golden parachute excise taxes imposed under the Internal Revenue Code; (2) the "walk-right" if the executive voluntarily terminates his or her employment for any reason during the thirty-day period following the second anniversary of the Change of Control; and (3) the inclusion of the value of perquisites in the severance payment provided for in the agreements.

The term of the agreements is one year following their effective dates. On each anniversary date of the effective date, the agreements are renewed for one additional year, unless either party gives notice of its intent to cancel the automatic extension. If, prior to termination, a Change of Control occurs or the Board becomes aware of circumstances which in the ordinary course could result in a Change of Control, then under no circumstances will the agreements terminate prior to the second anniversary of the Change of Control.

In addition, the Stock Plan, pursuant to which equity-based awards are made to the executive officers, provides that upon the occurrence of a Change of Control of Martin Marietta as provided in the Employment Protection Agreements, all time periods for purposes of vesting in, or realizing gain from, any outstanding award under the plan will automatically accelerate. For purposes of such vesting, any performance criteria will be deemed achieved at the greater of target performance and actual performance, as measured through the date of the Change of Control. In December 2018, in response to the 2018 Say On Pay vote, the Company's form of RSU award agreement and PSU award agreement were



changed such that future grants of RSUs and PSUs will require termination of the executive's employment in connection with a Change of Control in order for accelerated vesting to occur.

Value of Payments Upon Termination. The following table shows the potential incremental value of payments to each of our named executive officers upon termination, including in the event of a Change of Control of Martin Marietta, assuming a December 31, 2024 termination date and, where applicable, using the NYSE closing price per share of our common stock of $516.50 on December 31, 2024 (the last trading day of 2024).

Potential Incremental Value of Payments Upon Termination or Change of Control at December 31, 2024

Name	Benefit or Payment[1]	Retirement ($)	Involuntary Not-for-Cause Termination ($)	Disability ($)	Death ($)	Change-of-Control
C. Howard Nye	Cash Severance[2]	—	—	—	—	18,658,200
	Unvested RSUs[3]	7,801,989	—	7,801,989	7,801,989	7,801,989
	Unexercisable Stock Options	—	—	—	—	—
	Unvested Incentive Stock Plan Units[4]	1,752,476	188,085	1,752,476	1,752,476	1,752,476
	PSUs[5]	15,579,224	—	15,579,224	15,579,224	15,579,224
	Retirement Plans[6]	—	—	—	—	16,473,613
	Health and Welfare Benefits[7]	—	—	—	—	58,476
James A. J. Nickolas	Cash Severance[2]	—	—	—	—	7,253,799
	Unvested RSUs[3]	1,605,107	—	1,605,107	1,605,107	1,605,107
	Unexercisable Stock Options	—	—	—	—	—
	Unvested Incentive Stock Plan Units[4]	—	—	—	—	—
	PSUs[5]	3,054,989	—	3,054,989	3,054,989	3,054,989
	Retirement Plans[6]	—	—	1,768,588	605,130	7,719,420
	Health and Welfare Benefits[7]	—	—	—	—	72,788
Roselyn R. Bar	Cash Severance[2]	—	—	—	—	7,686,930
	Unvested RSUs[3]	1,616,524	—	1,616,524	1,616,524	1,616,524
	Unexercisable Stock Options	—	—	—	—	—
	Unvested Incentive Stock Plan Units[4]	1,123,966	141,336	1,123,966	1,123,966	1,123,966
	PSUs[5]	3,083,196	—	3,083,196	3,083,196	3,083,196
	Retirement Plans[6]	—	—	—	—	8,164,930
	Health and Welfare Benefits[7]	—	—	—	—	27,724
Robert J. Cardin	Cash Severance[2]	—	—	—	—	4,146,654
	Unvested RSUs[3]	778,286	—	778,286	778,286	778,286
	Unexercisable Stock Options	—	—	—	—	—
	Unvested Incentive Stock Plan Units[4]	—	—	—	—	—
	PSUs[5]	1,461,244	—	1,461,244	1,461,244	1,461,244
	Retirement Plans[6]	—	—	172,528	—	2,389,094
	Health and Welfare Benefits[7]	—	—	—	—	67,503
Michael J. Petro	Cash Severance[2]	—	—	—	—	3,929,175
	Unvested RSUs[3]	2,056,800	—	2,056,800	2,056,800	2,056,800
	Unexercisable Stock Options	—	—	—	—	—
	Unvested Incentive Stock Plan Units[4]	—	—	—	—	—
	PSUs[5]	1,347,900	—	1,347,900	1,347,900	1,347,900
	Retirement Plans[6]	—	—	831,852	—	4,985,654
	Health and Welfare Benefits[7]	—	—	—	—	24,164

1 The table does not include information with respect to plans or arrangements that are available generally to all salaried employees and that do not discriminate in favor of executive officers. The table reflects the incremental value over the amounts to which the named executive officer would have been entitled on a voluntary resignation on December 31, 2024.



2 Assumes all earned base salary has been paid.

3 Reflects the estimated lump-sum intrinsic value of all unvested RSUs.

4 Reflects the difference between the value of the unvested Incentive Stock Plan share units at year-end and the amount of cash invested by the executive officer in the share units.

5 Reflects the estimated lump-sum intrinsic value of all unvested PSUs.

6 The table does not include information related to the form and amount of payments or benefits that are not enhanced or accelerated in connection with any termination that would be provided by Martin Marietta's retirement plans, which is disclosed in the Pension Benefits Table and the accompanying narrative on page 76. Change of Control values include the incremental value of the benefit (including three times Martin Marietta's match to the defined contribution plan) payable upon a qualifying termination of employment following a Change of Control.

7 Reflects the estimated incremental lump-sum present value of all future premiums that would be paid on behalf of the named executive officer under Martin Marietta's health and welfare plans, including long-term disability and life insurance plans.

Required Pay Disclosures

CEO Pay Ratio Disclosure

The Company is required to disclose in its Proxy Statement the annual total compensation of the median-compensated employee of, generally, all Company employees (excluding the CEO), the annual total compensation of its CEO, and the ratio of the CEO compensation to the median employee's compensation.

In 2024, the Company employed approximately 9,400 employees that were located primarily in the United States with a limited number of employees in Canada and The Bahamas.

As permitted by SEC rules, we may identify our median employee for purposes of providing any ratio disclosure once every three years and calculate and disclose total compensation for that employee each year; provided that, during the last completed fiscal year, there has been no change in the employee population or employee compensation arrangements that we reasonably believe would result in a significant change to the prior CEO pay ratio disclosure. We reviewed the changes in our employee population and employee compensatory arrangements and determined there has been no changes that would significantly impact the pay ratio disclosure. As a result, we are using the same median employee as we newly identified in the 2023 CEO pay ratio disclosure. The median compensated employee was identified for our 2023 CEO pay ratio disclosure using a consistently applied compensation measure, encompassing base salary, overtime, and incentive compensation with a performance period of one year or less (such as annual incentives and sales or other bonuses). As allowed under the SEC rules, base pay was annualized for employees hired during the year to reflect a full year of service and the de minimis exemption was applied to exclude approximately 80 employees located in Canada and The Bahamas.

We determined the required ratio by:

• calculating the compensation based on a consistently applied measure as described above of all employees except the CEO, and then sorting those employees from highest to lowest;

• determining the median employee from that list, including evaluating employees situated slightly above and below the calculated median to ensure the selected employee reflects our population as a whole; and

• calculating the total annual compensation of our CEO and of the median-compensated employee using the same methodology required for the Summary Compensation Table.

The total annual compensation for our CEO for fiscal year 2024 was $17,716,763. The total annual compensation in 2024 for the median-compensated employee was $94,832. The resulting ratio of CEO pay to the pay of our median-compensated employee for fiscal year 2024 is 187 to one.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described above. Because the SEC rules for identifying the median-compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the amount of compensation of the median-compensated employee and the pay ratio reported by other companies may not be comparable to our estimates reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.



Pay Versus Performance

The Company is required to disclose in its Proxy Statement information that shows the relationship between "Compensation Actually Paid" as defined in Item 402(v) of Regulation S-K and the financial performance of the Company. The Management Development and Compensation Committee did not consider the Pay Versus Performance disclosure when making its executive pay or incentive compensation decisions for any of the years shown. For a discussion of how the Management Development and Compensation Committee seeks to align pay with performance when making compensation decisions, please review the Compensation Discussion and Analysis beginning on page 43. The table and notes below provide this disclosure for the fiscal years ending December 31, 2024, 2023, 2022, 2021 and 2020.

| Year[1] | Summary Compensation Table Total for PEO ($) | Compensation Actually Paid to PEO[2],[3] ($) | Average Summary Compensation Table Total for Non-PEO Named Executive Officers ($) | Average Compensation Actually Paid to Non-PEO Named Executive Officers ($) | Value of Initial Fixed $100 Investment Based on: | | Net Income ($) | Company Selected Measure (Adjusted EBITDA)[6] ($) |
					Total Shareholder Return[5] ($)	Peer Group Total Shareholder Return[5] ($)		
2024	17,716,763	16,189,220[4]	3,552,457	3,410,604[4]	191.44	150.95	1,995,810,000	2,065,910,000
2023	18,488,885	35,058,147	3,477,775	5,837,293	183.92	158.32	1,169,400,000	2,111,400,000
2022	12,784,251	6,452,731	2,438,871	1,415,556	123.76	133.61	866,740,000	1,617,010,000
2021	14,939,587	39,031,817	2,739,108	6,627,252	160.17	159.52	702,770,000	1,533,200,000
2020	12,818,588	12,254,009	2,618,321	2,456,130	102.59	121.61	721,050,000	1,392,820,000

(1) The PEO and NEOs included in the above compensation columns reflect the following:

Year	PEO	NEOs
2024	C. Howard Nye	James A. J. Nickolas, Roselyn R. Bar, Robert J. Cardin, Michael J. Petro
2023	C. Howard Nye	James A. J. Nickolas, Roselyn R. Bar, Robert J. Cardin, Michael J. Petro
2022	C. Howard Nye	James A. J. Nickolas, Roselyn R. Bar, Craig M. LaTorre, John P. Mohr
2021	C. Howard Nye	James A. J. Nickolas, Roselyn R. Bar, Craig M. LaTorre, John P. Mohr
2020	C. Howard Nye	James A. J. Nickolas, Roselyn R. Bar, Daniel L. Grant, Craig M. LaTorre

(2) The dollar amounts reported for our PEO and NEOs under "Compensation Actually Paid" represent the amount of "Compensation Actually Paid" to the PEO and NEOs, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to the PEO or NEOs during the applicable year.

(3) For the portion of "Compensation Actually Paid" that is based on year-end stock prices, the following prices were used: for 2024: $516.50; 2023: $498.91; for 2022: $337.97; for 2021: $440.52; and for 2020: $283.97.



(4) 2024 "Compensation Actually Paid" to the PEO and the average "Compensation Actually Paid" to the NEOs reflect the following adjustments from Total Compensation reported in the Summary Compensation Table:

	PEO	Average for non-PEO NEOs
Total Reported in 2024 Summary Compensation Table (SCT)	17,716,763	3,552,457
Less, Value of Stock Awards Reported in SCT	(9,295,192)	(1,563,814)
Less, Change in Pension Value and Non-Qualified Deferred Compensation Earnings in SCT	(5,154,637)	(707,722)
Plus, Pension Service Cost	863,309	227,328
Plus, Year-End Value of Awards Granted in Fiscal Year that are Unvested and Outstanding	9,922,483	1,609,542
Plus, Change in Fair Value of Prior Year Awards that are Unvested and Outstanding	550,672	86,700
Plus, FMV of Awards Granted this Year and that Vested this Year	147,096	8,952
Plus, Change in Fair Value (from Prior Year-End) of Prior Year Awards that Vested this Year	1,438,726	197,161
Less, Prior Year Fair Value of Prior Year Awards that Failed to Vest this Year		
Total Adjustments	(1,527,543)	(141,853)
"Compensation Actually Paid" for Fiscal Year 2024	16,189,220	3,410,604

(5) Company and Peer Group TSR reflects the Company's peer group (S&P 500 Materials Index) as reflected in our Annual Report on Form 10-K pursuant to Item 201(e) of Regulation S-K for the fiscal year ended December 31, 2024. Each year reflects what the cumulative $100 investment would be, including the reinvestment of dividends, if such amount were invested on December 31, 2019.

(6) Consolidated earnings before interest; income taxes; depreciation, depletion and amortization; earnings/loss from nonconsolidated equity affiliates; acquisition divestiture and integration expense; the impact of selling acquired inventory after its markup to fair value as part of acquisition accounting subject to the limitations described below, nonrecurring gains on divestitures; and noncash asset and portfolio rationalization charge of certain ready mixed concrete operations (Adjusted EBITDA) is an indicator used by the Company and investors to evaluate the Company's operating performance from period to period. Effective January 1, 2024, transaction expenses and inventory acquisition accounting impacts are only excluded for transactions with at least $2 billion in consideration and transaction expenses expected to exceed $15 million. Adjusted EBITDA was selected as the 2024 "Company-Selected Measure" as defined in Item 402(v). Please see Appendix B for a reconciliation of non-GAAP measures to GAAP measures.

Financial Performance Measures

The following table lists on an unranked basis the three financial performance measures that, in the Company's assessment represent the most important performance measures used to link "Compensation Actually Paid" for our NEOs to Company performance for 2024.

Adjusted EBITDA
rTSR
Total Revenues



Relationship Between "Compensation Actually Paid" and Performance

The graphs below show the relationship of "Compensation Actually Paid" to our PEO and other NEOs to (i) Adjusted EBITDA, (ii) the Company's net income and (iii) TSR of the S&P 500 Materials Index, and the relationship of the Company's TSR to TSR of the S&P 500 Materials Index.









Relationship Between "Compensation Actually Paid" and Company/Peer Group Total Shareholder Return



Proposal 3: Advisory Vote on the Compensation of Our Named Executive Officers

Public companies are required to provide their shareholders with a periodic opportunity to endorse or not endorse their executive officer pay program and policies. The Board of Directors has elected to do so annually and intends to present the following non-binding resolution for approval by shareholders at the Annual Meeting:

"RESOLVED, that the shareholders approve, on an advisory basis, the overall compensation paid to Martin Marietta's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K in this Proxy Statement in the Compensation Discussion and Analysis and in the narrative and tabular disclosure under the heading "Executive Compensation."

Shareholders are urged to read the Compensation Discussion and Analysis and consider the various factors regarding compensation that are discussed. We believe that our executive compensation program is reasonable, competitive and strongly focused on pay-for-performance principles. Our executive compensation policies have enabled us to implement our compensation philosophy and achieve its goals. We believe that compensation awarded to our named executive officers in 2024 was appropriate and aligned with 2024 performance and positions us for growth in future years. The results of the vote on this resolution are advisory and will not be binding upon the Board of Directors. However, the Board values our shareholders' opinions, and consistent with our record of shareholder engagement, will consider the outcome of the vote in making future executive compensation decisions. The next such vote will occur at the 2026 Annual Meeting.

 The Board Unanimously Recommends a Vote **"FOR"** this Proposal 3



Proposal 4: Vote to Approve the 2025 Employee Stock Purchase Plan

The Board of Directors is requesting that shareholders approve the 2025 Employee Stock Purchase Plan, which is set forth in its entirety as Appendix C (the ESPP). The ESPP was adopted by the Board of Directors on February 20, 2025, subject to shareholder approval. As described below, the ESPP:

- reserves up to 650,000 shares of common stock for issuance;
- permits employees to purchase common stock at a 15% discount from fair market value; and
- facilitates sales of shares of common stock that will generally be made pursuant to offerings that are intended to satisfy the requirements of Section 423 of the Code.

The Board of Directors recommends approval of the ESPP to encourage our employees to acquire shares of common stock, thereby fostering broad alignment of employees' interests with the interests of our shareholders.

Summary of the ESPP

The following is a summary of the terms of the ESPP. This summary is qualified in its entirety by reference to the complete text of the ESPP which is attached as Appendix C.

Purpose

The purpose of the ESPP is to allow eligible employees of the Company and its participating subsidiaries to purchase shares of the Company's common stock at a discount at designated intervals through their accumulated payroll deductions or other contributions. The Company intends that the ESPP qualify as an employee share purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended from time to time, and the rulings and regulations issued thereunder (the Code). Favorable tax treatment is available for United States tax residents participating in a Section 423 plan.

Administration

The Management Development and Compensation Committee of the Board of Directors (the Committee) will administer the ESPP. The Committee (i) determines the employees who will be eligible for participation in the ESPP, (ii) designates separate offerings under the ESPP, and (iii) interprets and administers the ESPP. All questions of interpretation with respect to the ESPP and the terms of any offering will be determined by the Committee and its determination will be final and conclusive upon all parties in interest.

Offering Period and Purchase Rights

Shares of the Company's common stock will be available for purchase under the ESPP through a series of consecutive or overlapping offering periods. The duration of each offering period will be set by the Committee prior to the start of the offering period and will not exceed 27 months. The first offering period will be determined by the Committee, which is expected to commence on or around January 1, 2026.

On the first day of each offering period, each participant will be granted a purchase right to acquire shares of the Company's common stock at a discount on each purchase date during that offering period, subject to certain limitations described below. The purchase date will be the last trading day of each purchase interval within the offering period. The purchase price will be an amount equal to 85% of the fair market value on the purchase date unless otherwise determined by the Committee.

Contributions and Limitations

Participants contribute to the ESPP through payroll deductions or, if permitted, through other means specified by the Committee. Contributions must be equal to a whole percentage of compensation received on the pay day and may be subject to other limitations imposed by the Committee from time to time. No employee will be granted an option under



the ESPP (i) if immediately after such grant, such employee would be treated as owning or holding five percent or more of or the total combined voting power or value of all classes of stock of the Company or (ii) to the extent that such employee's rights to purchase stock under all employee stock purchase plans of the Company or any affiliate accrues at a rate that exceeds $25,000 worth of stock for each calendar year in which such option is outstanding at any time.

Participants and Eligibility

All employees of the Company or any participating parent or subsidiary corporation (whether now existing or subsequently established or acquired) will generally be eligible to participate in any offering period implemented under the ESPP subject to limitations in the ESPP and any limitations imposed by the Committee from time to time in accordance with the ESPP.

To participate in a particular offering period, an eligible employee must complete and file the requisite enrollment forms during the enrollment period for that offering period. Once the eligible employee is enrolled in the ESPP, the eligible employee's participation will automatically remain in effect from one offering period to the next, unless the eligible employee withdraws from the ESPP or otherwise becomes ineligible.

As of December 31, 2024, approximately 9,400 employees (including all executive officers) generally would have been eligible to participate in the ESPP had it been in effect on such date.

Duration

The ESPP will become effective upon approval by the shareholders of the Company. The ESPP will continue in effect for a term of 20 years, unless earlier terminated pursuant to the terms of the ESPP.

Amendments

The Board of Directors may at any time, amend, suspend, or terminate the ESPP. The Committee may at any time change the offering periods or purchase periods, designate separate offerings, limit the frequency and/or number of changes in the amount withheld during an offering period or make other changes described in the ESPP. However, any action of the Board or Committee that requires shareholder approval pursuant to applicable law will not be effective without such approval.

Shares Available for Issuance

Subject to adjustment in connection with certain corporate transactions, the maximum number of shares of common stock that may be purchased under the ESPP will be 650,000 shares.

Transferability

A participant may not sell, assign, transfer, pledge, or otherwise dispose of or encumber either the payroll deductions credited to his or her account or an option or any rights granted under the ESPP other than by will or the laws or descent and distribution. During the participant's lifetime, only the participant can make decisions regarding the participant in or withdrawal from an offering under the ESPP.

Federal Income Tax Consequences

The following is a summary of the principal federal income tax consequences of the ESPP to participants who are United States taxpayers under present tax law. This summary is not intended to be exhaustive, and, among other things, does not describe state, local, or foreign tax consequences. Participants are advised to consult their own tax advisors with respect to the tax consequences of participating in the ESPP.

The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. Amounts withheld from a participant's earnings under the ESPP will be taxable income to the participant in the year in which the amounts would have been received, but the participant will not be required to recognize additional income for U.S. federal income tax purposes, either at the time the participant is deemed to have been granted an option to purchase shares of common stock on the grant date or when the option to purchase shares is exercised on the purchase date. No additional taxable income will be recognized for U.S. federal income tax purposes by a participant until the sale or other disposition of the shares of common stock acquired under the ESPP.



Upon such sale or disposition, the participant will be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to selling or disposing of them. If a participant holds the shares of common stock purchased under the ESPP for: (a) more than two years after the date of the beginning of the offering period; and (b) more than one year after the stock is purchased in accordance with the ESPP (or it the employee dies while holding the shares), when the participant sells or disposes of the shares (a "qualifying disposition"), the participant will recognize as ordinary income an amount equal to the lesser of: (i) the excess of the Fair Market Value of the shares on the date of such sale or disposition over the purchase price; or (ii) the Fair Market Value of the shares on the grant date multiplied by the discount percentage for share purchases under the ESPP.

Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income, and the participant has a long-term capital loss for the difference between the sale price and the purchase price. If a participant sells or disposes of the shares of Common Stock purchased under the ESPP within two years after the grant date or before one year has elapsed since the purchase date (a "disqualifying disposition"), the participant will recognize as ordinary income an amount equal to the excess of the Fair Market Value of the shares on the date the shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to selling or disposing of them.

In connection with a qualifying disposition, the Company will not receive any deduction for U.S. federal income tax purposes with respect to those shares or the option under which it was purchased. In connection with a disqualifying disposition, the Company will be entitled to a deduction in an amount equal to the amount that is considered ordinary income, subject to the limitations of Section 162(m) of the Code and our compliance with applicable reporting requirements.

New Plan Benefits

Because the number of shares of commons stock that may be purchased under the ESPP will depend on each participant's voluntary election to participate and on the fair market value of the shares at various future dates, the actual number of shares that may be purchased by an individual cannot be determined in advance. No shares of common stock have been issued under the ESPP as of the date of this Proxy Statement, and no shares will be issued under the ESPP prior to approval of the ESPP by our shareholders.

Vote Required

The approval of the ESPP requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting in person or by proxy.

   The Board Unanimously Recommends a Vote **"FOR"** this Proposal 4



Securities Authorized for Issuance Under Equity Compensation Plans

The following table shows information as of December 31, 2024 regarding Martin Marietta's compensation plans that allow Martin Marietta to issue its equity securities. Martin Marietta's equity compensation plans consist of the Amended and Restated Martin Marietta Materials, Inc. Common Stock Purchase Plan for Directors (the Directors' Plan), the Stock Plan, the Martin Marietta Materials, Inc. Amended and Restated Stock-Based Award Plan (the Stock-Based Award Plan), under which the Incentive Stock Plan was adopted, the Martin Marietta Materials, Inc. Amended Omnibus Securities Award Plan (the Omnibus Securities Award Plan), and the Martin Marietta Materials, Inc. Shareholder Value Achievement Plan (the Achievement Plan). Martin Marietta's shareholders have approved all of these plans. Martin Marietta has not entered into any individual compensation arrangements that would allow it to issue its equity securities to employees or non-employees in exchange for goods or services.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)[2]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	299,204[1]	$352.15	683,852[3]
Equity compensation plans not approved by shareholders	0[2]	0	0
TOTAL	299,204	$352.15	683,852

1 Includes 3,623 stock options that have a weighted-average exercise price of $154.58; 280,038 restricted stock units that have a $0 exercise price; and 15,543 stock units granted in accordance with the Incentive Stock Plan that are credited to participants at an average weighted cost of $398.21. The restricted stock units and stock units granted in accordance with the Incentive Stock Plan represent Martin Marietta's obligation to issue shares in the future subject to certain conditions in accordance with the Stock-Based Award Plan.
2 The weighted-average exercise price does not take into account the restricted stock units and stock units for which there is no exercise price.
3 Includes shares of Martin Marietta's common stock available for issuance (other than those reported in column (a)) under Martin Marietta's equity compensation plans as of December 31, 2024 in the following amounts: Directors' Plan (132,064 shares), Stock-Based Award Plan (343,813 shares), and Achievement Plan (207,975 shares). Also excludes Texas Industries Inc. stock-based award plans (1,897,770 shares). The Directors' Plan provides that nonemployee directors may elect to receive all or a portion of their fees in the form of common stock. Under the Achievement Plan, awards can be granted to key senior employees based on certain common stock performance over a long-term period. No awards have been granted under this plan since 2000.

On July 1, 2014, in conjunction with the merger of TXI into a wholly-owned subsidiary of Martin Marietta, the Company assumed the TXI 2004 Omnibus Equity Compensation Plan (TXI Legacy Plan) and TXI's Management Deferred Compensation Plan (the TXI DC Plan) and shares available for future issuance under the TXI Legacy Plan and the TXI DC Plan following the merger.

Description of the TXI Legacy Plan

The TXI Legacy Plan became effective as of July 11, 2012 terminated on July 11, 2022. All legacy employees of TXI and its affiliates and subsidiaries were eligible to receive awards. However, no further awards were granted under the TXI Legacy Plan, as indicated by management in connection with the approval by shareholders of the Amended and Restated Stock-Based Award Plan on May 19, 2017.

If Martin Marietta is dissolved or liquidated, or if substantially all of its assets are sold or there is a merger or consolidation and the acquiring or surviving entity does not substitute equivalent awards for the awards then outstanding, each award granted under the TXI Legacy Plan will become fully vested and exercisable and all restrictions on it will lapse. All options and stock appreciation rights not exercised upon the occurrence of such a corporate event will terminate, and the Company may, in its discretion cancel all other awards then outstanding and pay the award holder its then current value as determined by the Committee.



Description of the Deferred Compensation Plan

The TXI DC Plan became effective as of July 11, 2012 and terminated on July 11, 2022. Key management legacy employees of TXI, its subsidiaries and its affiliates were eligible to participate in the TXI DC Plan. Under the terms of the TXI DC Plan, participants may elect each year to defer all or a portion of their eligible compensation received during that year. However, no further awards were granted under the TXI DC Plan, as indicated by management in connection with the approval by shareholders of the Stock-Based Award Plan on May 19, 2017.

If Martin Marietta is dissolved or liquidated, or if substantially all of its assets are sold (or there is a merger or consolidation) and the acquiring or surviving entity does not substitute equivalent awards for the awards then outstanding, each award granted under the TXI DC Plan will become fully vested and all restrictions on it will lapse.



Annual Meeting and Voting Information

What is the purpose of the Annual Meeting?

At our Annual Meeting, shareholders will act on the matters outlined in the accompanying Notice of Annual Meeting of Shareholders. This statement is furnished in connection with the solicitation by Martin Marietta's Board of Directors of proxies to be used at the meeting and at any and all adjournments or postponements of the meeting.

Whether or not you plan to attend the meeting, we encourage you to date, sign, and return your proxy in the enclosed envelope or electronically as instructed in the notice of this Proxy Statement and below under **How do I vote?**

Who is entitled to vote at the meeting?

Only shareholders of record at the close of business on March 7, 2025 are entitled to notice of and to participate in the Annual Meeting. If you were a shareholder of record on that date, you will be entitled to vote all the shares that you held on that date at the meeting, or any adjournments or postponements of the meeting.

What are the voting rights of the holders of Martin Marietta common stock?

Each share of Martin Marietta common stock is entitled to one vote on each matter considered at the meeting.

Who can attend the meeting?

All shareholders as of the record date, or their duly appointed proxies, beneficial owners presenting satisfactory evidence of ownership as of the record date, and invited guests of Martin Marietta may attend the meeting.

What constitutes a quorum?

The presence at the meeting, in person or by proxy, of the holders of a majority of the common stock outstanding on the record date constitutes a quorum, permitting shareholders to take action at the meeting. On March 7, 2025, there were 60,600,290 shares outstanding of Martin Marietta's common stock, $.01 par value per share, and each share of common stock is entitled to one vote per share.

Who will oversee the voting results?

Votes cast by proxy or in person at the Annual Meeting will be tabulated by an independent inspector of election appointed by Martin Marietta's Board of Directors for the Annual Meeting. The inspector of election will determine whether a quorum is present. For purposes of determining the presence of a quorum, abstentions and broker non-votes (which are described below) will be counted as shares that are present and entitled to vote.

How do I vote?

Registered shareholders: Registered shareholders have four voting options:

• over the Internet at the internet address shown on the enclosed Proxy Card;

• by telephone through the number shown on the enclosed Proxy Card;

• by completing, signing, dating and returning the enclosed Proxy Card by mail; or

• in person at the meeting.

Even if you plan to attend the meeting, we encourage you to vote your shares by submitting your proxy. If you choose to vote your shares at the meeting, please bring proof of stock ownership and proof of your identity for entrance to the meeting.

Beneficial shareholders: If you hold your Martin Marietta shares in street name, your ability to vote by internet or telephone depends on the voting process of the bank, broker or other nominee through which you hold the shares. Please follow their directions carefully. If you want to vote at the meeting, you must request a legal proxy from your bank, broker or other nominee and present that proxy, together with proof of your identity, for entrance to the meeting.



If you complete and properly sign the accompanying Proxy Card and return it to Martin Marietta, it will be voted as you direct. If you are a registered shareholder and attend the meeting, you may deliver your completed Proxy Card or vote in person. Shareholders whose shares are held by brokers, banks, or other nominees who wish to vote at the meeting will need to obtain a proxy form from the institution that holds its shares.

What can I do if I change my mind after I vote my shares?

Even if you have submitted your vote, you may revoke your proxy and change your vote at any time before voting begins at the Annual Meeting.

Registered shareholders: Registered shareholders may change their votes in one of two ways:

- by voting on a later date by telephone or over the Internet (only your last dated Proxy Card or telephone or Internet vote is counted); or

- by delivering a later dated Proxy Card to our Secretary, either prior to or at the meeting; or by voting your shares in person at the meeting. In order to vote your shares at the meeting, you must specifically revoke a previously submitted proxy.

Beneficial shareholders: If you hold your shares in street name, you should contact your bank, broker or other nominee to find out how to revoke your proxy.

How do I vote my 401(k) shares?

Each participant in Martin Marietta's Savings and Investment Plan may direct the trustee as to the manner in which shares of common stock allocated to the plan participant's account are to be voted. If the plan participant does not return a signed voting instruction card to the trustee in a timely manner or returns a card without indicating any voting instructions, the trustee will vote the shares in the same proportion as shares for which the trustee receives voting instructions for that plan.

Will my broker vote my shares for me if I do not give voting instructions? What are "broker non-votes"?

Brokers holding shares for beneficial owners must vote those shares according to the specific instructions they receive from the beneficial owners. If specific instructions are not received, brokers may generally vote these shares at their discretion. However, the NYSE rules preclude brokers from exercising their voting discretion on certain proposals, such as the election of Directors and executive compensation and equity matters. In such cases, absent specific instructions from the beneficial owner, the broker may not vote on those proposals. This results in what is known as a "broker non-vote." The approval of the ratification of the appointment of independent auditors is not a proposal subject to this rule. Accordingly, if you want your broker to vote your shares on the election of Directors, the approval on an advisory basis of the compensation of our named executive officers, and the approval of the Employee Stock Purchase Plan, you must provide specific voting instructions to your broker. Conversely, any broker holding shares for you may vote your shares at their discretion with respect to the ratification of the appointment of independent auditors unless you give them specific instructions on how you wish for them to vote.

What vote is required to approve each item?

Martin Marietta amended its Articles of Incorporation following the 2013 Annual Meeting of Shareholders to provide for majority voting in the election of Directors. As a result, in an uncontested Director election (i.e., an election where the only nominees are those proposed by our Board of Directors, such as at the 2025 Annual Meeting), Directors are elected by a majority of the votes cast by holders of our common stock present in person or by proxy at the meeting. For purposes of uncontested Director elections, a majority of votes cast means that the number of votes cast "for" a nominee's election exceeds the number of votes cast "against" that nominee's election. Abstentions and broker non-votes will not be counted as votes cast in the election of Directors and will have no effect on the outcome of the election of Directors.



Under North Carolina law, if an incumbent director is not re-elected at an Annual Meeting, then, even though his or her term has expired, the incumbent director continues to serve in office as a holdover director until his or her successor is elected or until there is a decrease in the number of directors.

North Carolina law further provides that if the shareholders fail to elect the full authorized number of directors, a board of directors may fill the vacancy by electing a successor. Accordingly, Martin Marietta's Articles of Incorporation provide that if a nominee is not elected by a vote of the majority of the votes cast with respect to that nominee's election, the Board of Directors may decrease the number of Directors, fill any vacancy or take other appropriate action.

Approval of the ESPP requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting in person or by proxy, For purposes of approval of the ESPP, a majority of votes cast means that the number of votes cast "for" approval of the ESPP exceeds the number of votes cast "against" approval of the ESPP. Abstentions and broker non-votes will not be counted as votes cast with respect to approval of the ESPP and will have no effect on the outcome of the vote on that matter.

The ratification of the selection of independent auditors, the advisory vote to approve the compensation of the named executive officers, and any other proposal presented at the meeting, will be approved if more votes are cast by proxy or in person in favor of the proposal than are cast against it.

Abstentions and broker non-votes, if any, will not be counted "for" or "against" any of these proposals.

What is required to attend the meeting?

Attendance at the Annual Meeting will be limited to our shareholders as of the record date of March 7, 2025 and their proxies. If you are a shareholder and plan to attend the Annual Meeting and your shares are held in street name (for example, if your shares are held through an account maintained by a bank or securities broker), you must present evidence of your stock ownership as of March 7, 2025 in order to be admitted to the Annual Meeting. You can obtain this evidence from your bank or brokerage firm. If your shares are held in street name as of March 7, 2025 and you intend to vote your shares at the Annual Meeting, you must also request a legal proxy appointment from your bank, broker or other nominee and present that proxy appointment at the Annual Meeting's registration desk. Whether you are a registered shareholder, your shares are held in street name, or you are a duly authorized proxy for a shareholder, a government-issued identification will be required to obtain admittance to the Annual Meeting.

We speak to almost all of our largest shareholders each year and we rarely have any shareholders in attendance at our shareholders' meetings. For these reasons, we currently intend to hold the Annual Meeting in person at our corporate headquarters. In the event that alternative arrangements for the Annual Meeting are required, we intend to promptly advise our shareholders. Please monitor our website, https://ir.martinmarietta.com/events-presentations, for updated information if you are planning to attend the Annual Meeting. To assist with logistical planning for the Annual Meeting, we request that shareholders planning on attending the Annual Meeting notify us by email at corporatesecretary@martinmarietta.com. Providing such notice is not required for attendance at the Annual Meeting and is requested solely to assist in our planning.

Where can I find voting results for the Annual Meeting?

We will announce preliminary voting results at the conclusion of the meeting and publish final results in a Current Report on Form 8-K filed with the SEC within four business days after the Annual Meeting.

Where can I find out more information about Martin Marietta?

We maintain a website at *www.martinmarietta.com* where you can find additional information about Martin Marietta. Visitors to the website can view and print copies of Martin Marietta's SEC filings, including periodic and current reports on Forms 10-K, 10-Q and 8-K, as soon as reasonably practicable after those filings are made with the SEC. Copies of the charters for each of our Audit Committee, Management Development and Compensation Committee, and Nominating and Corporate Governance Committee, Corporate Governance Guidelines, as well as our Code of Ethical Business



Conduct are all available through the website. Alternatively, our shareholders and other interested parties may obtain, without charge, copies of all of these documents by writing to the Corporate Secretary, Martin Marietta, 4123 Parklake Avenue, Raleigh, NC 27612. Please note that the information contained on Martin Marietta's website is not incorporated by reference in, or considered to be a part of, this document.

Who is paying for this Proxy Statement?

The entire cost of preparing, assembling, printing, and mailing the Notice of Meeting, this Proxy Statement, and proxies, and the cost of soliciting proxies relating to the meeting, if any, has been or will be paid by Martin Marietta. In addition to use of the mail, proxies may be solicited by Directors, officers, and other regular employees of Martin Marietta by telephone, facsimile, or personal solicitation, and no additional compensation will be paid to such individuals. Martin Marietta will use the services of Morrow Sodali LLC, 470 West Avenue, Stamford, CT 06902, a professional soliciting organization, to assist in obtaining in person or by proxy shareholder votes. Martin Marietta estimates its expenses for solicitation services will not exceed $10,000. Martin Marietta will, if requested, reimburse banks, brokerage houses and other custodians, nominees and certain fiduciaries for their reasonable expenses incurred in mailing proxy materials to their principals.

Incorporation by Reference

The Audit Committee Report on page 39 and the Management Development and Compensation Committee Report on page 40 do not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing by Martin Marietta under the Securities Act of 1933 or the Exchange Act, or subject to Regulation 14A or to the liabilities of Section 18 of the Exchange Act, except to the extent that Martin Marietta specifically requests that the information be treated as soliciting material or specifically incorporates such information by reference.

Shareholders' Proposals for 2026 Annual Meeting

Proposals by shareholders intended to be presented at the 2026 Annual Meeting of Shareholders of Martin Marietta must be received by the Secretary of Martin Marietta no later than December 16, 2025 in order to be included in the Proxy Statement and on the Proxy Card that will be solicited by the Board of Directors in connection with that meeting. The inclusion of any proposal will be subject to applicable rules of the SEC. In addition, the Bylaws of Martin Marietta establish an advance notice requirement for any proposal of business to be considered at an Annual Meeting, including the nomination of any person for election as Director. In general, written notice must be received by the Secretary of Martin Marietta at its principal executive office, 4123 Parklake Avenue, Raleigh, North Carolina 27612, not less than 60 days nor more than 90 days prior to the first anniversary of the mailing of the preceding year's Proxy Statement in connection with the Annual Meeting and must contain specified information concerning the matter to be brought before such meeting and concerning the shareholder proposing such a matter. Accordingly, to be considered at the 2026 Annual Meeting, proposals must be received by the Secretary of Martin Marietta no earlier than January 15, 2026 and no later than February 14, 2026. Any waiver by Martin Marietta of these requirements with respect to the submission of a particular shareholder proposal shall not constitute a waiver with respect to the submission of any other shareholder proposal nor shall it obligate Martin Marietta to waive these requirements with respect to future submissions of the shareholder proposal or any other shareholder proposal. Our Bylaws provide a proxy access right to permit a shareholder, or a group of up to 20 shareholders, owning at least 3% of our outstanding common stock continuously for at least three years, to nominate and include in our proxy materials director nominees constituting up to 25% of the Board of Directors or two Directors, whichever is greater, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in our Bylaws. Under our Bylaws, compliant notice of proxy access Director nominations for the 2026 Annual Meeting must be submitted to the Corporate Secretary of Martin Marietta no earlier than November 16, 2025 and no later than December 16, 2025. The notice must contain the information required by the Bylaws. Any shareholder desiring a copy of the Bylaws of Martin Marietta will be furnished one without charge upon written request to the Secretary of Martin Marietta at its principal executive office, 4123 Parklake Avenue, Raleigh, North Carolina 27612.

Martin Marietta Materials, Inc.

April 15, 2025



Appendix A

Martin Marietta
Guidelines for Potential New Board Members

Preamble: The following considerations are one of the tools used to assist the Nominating and Corporate Governance Committee in the exercise of its responsibility to evaluate the suitability of new potential candidates for the Board of Directors, consistent with any criteria set out in Martin Marietta's Corporate Governance Guidelines. In evaluating a new potential candidate who is not an employee or former employee of Martin Marietta, the Nominating and Corporate Governance Committee would take into consideration the extent to which the candidate has the personal characteristics and core competencies outlined in one or more of the guidelines set out below, and would take into account all other factors it considers appropriate, including the overall composition of the Board. These guidelines are in addition to and are not intended to change or interpret any law or regulation, or Martin Marietta's Articles of Incorporation or Bylaws. The guidelines are subject to modification from time to time by the Nominating and Corporate Governance Committee.

1. Candidates should have a long-term history of the highest integrity and should ascribe fully to the ethics program of Martin Marietta.

2. Candidates should be experienced, seasoned and have mature business judgment. It would be desirable if they are still active in their careers.

3. Consideration should be given to matching the geographic base of the candidate with the geographic coverage of Martin Marietta.

4. Consideration should be given to diversity on the Board. Such diversity may include type of experience, education, skill sets, ethnic origin, gender and other items that will enable the Board to have a broad knowledge base and diverse viewpoints.

5. Generally, candidates should not come from firms or companies that are significant sellers or buyers of goods and services to or from Martin Marietta.

6. Candidates who would serve on Martin Marietta's Audit Committee, Nominating and Corporate Governance Committee, or Management Development and Compensation Committee should be "independent" as defined by the Securities and Exchange Commission, the New York Stock Exchange and Martin Marietta's Corporate Governance Guidelines.

7. Given the nature of Board governance, the background and expertise of candidates should reflect the skill needs of the Board and Martin Marietta. With the Securities and Exchange Commission requirements with respect to audit committees and the financial nature of much of what the Board is responsible for, a significant number of Board members need to have strong financial knowledge.

8. Candidates should have significant professional experience to make a significant contribution to the Board such that the overall composition of the Board includes expertise in the following areas: audit committee financial experts, legal, human resources, business strategy, marketing, the primary businesses in which Martin Marietta operates, and other areas of importance to Martin Marietta.

9. Public company experience is highly desirable.

10. Candidates from education or nonprofit organizations will be considered where there is a specific priority need identified by the Board and where such a candidate can add value.

11. Board candidates ideally would serve on no more than three for-profit boards inclusive of Martin Marietta Materials to assure adequate time to discharge the duties of a Board member.



Appendix B

Non-GAAP Measures

Non-GAAP financial measures disclosed by management are provided as additional information to investors in order to provide them with an alternative method for assessing our financial condition and operating results, and are often requested by investors. These measures are not in accordance with, or a substitute for, generally accepted accounting principles (GAAP) and may be different from or inconsistent with non-GAAP financial measures used by other companies. Earnings from continuing operations before interest; income taxes; depreciation, depletion and amortization expense; the earnings / loss from nonconsolidated equity affiliates; acquisition, divestiture and integration expenses and the impact of selling acquired inventory after its markup to fair value as part of acquisition accounting subject to the limitations described below; nonrecurring gain on divestiture; and noncash asset and portfolio rationalization charge (Adjusted EBITDA) is an indicator used by the Company and investors to evaluate the Company's operating performance period to period. Effective January 1, 2024, transaction expenses and inventory acquisition accounting impacts are only excluded for transactions with at least $2 billion in consideration and transaction expenses expected to exceed $15 million.

Adjusted EBITDA is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. Adjusted EBITDA is not defined by GAAP and, as such, should not be construed as an alternative to earnings from operations, net earnings or operating cash flow.

The following presents a reconciliation of net earnings from continuing operations attributable to Martin Marietta to consolidated Adjusted EBITDA from continuing operations for the years ended December 31, 2024, 2023, 2022, 2021, and 2020.

Consolidated Adjusted EBITDA for year ended December 31:

(dollars in millions)	2024	2023	2022	2021	2020
Net earnings from continuing operations attributable to Martin Marietta	$ 1,995	$1,199	$ 856	$ 702	$ 721
Add back (deduct):					
Interest expense, net of interest income	128	119	155	142	118
Income tax expense for controlling interests	600	293	235	153	168
Depreciation, depletion and amortization expense and earnings/loss from nonconsolidated equity affiliates	564	505	497	442	386
Acquisition, divestiture and integration expenses	40	12	9	58	
Impact of selling acquired inventory after markup to fair value as part of acquisition accounting	20			31	
Nonrecurring gain on divestiture	(1,331)		(152)		
Noncash asset and portfolio rationalization charge	50				
Consolidated Adjusted EBITDA from continuing operations	$ 2,066	$2,128	$1,600	$1,528	$1,393
Total revenues	$ 6,536	$6,777	$6,161	$5,414	$4,729
Adjusted EBITDA margin	31.6%	31.4%	26.0%	28.2%	29.4%



The Company Selected Measure of Adjusted EBITDA for Pay Versus Performance on page 85 includes continuing operations and discontinued operations. The following presents a reconciliation of Consolidated Adjusted EBITDA from continuing operations to Adjusted EBITDA for Pay for Performance for the years ended December 31, 2024, 2023, 2022, 2021 and 2020.

(dollars in millions)	2024	2023	2022	2021	2020
Net (loss) earnings from discontinued operations	$	$ (31)	$ 11	$ 1	$
Add back (deduct):					
Interest expense					
Income tax (benefit) expense		(10)	5		
Depreciation, depletion and amortization expense				1	
Nonrecurring loss on divestitures		24	1		
Impact of selling acquired inventory after mark up to fair value as part of acquisition accounting				3	
Adjusted EBITDA from discontinued operations		(17)	17	5	
Consolidated Adjusted EBITDA from continuing operations	2,066	2,128	1,600	1,528	1,393
Adjusted EBITDA for Pay for Performance	$2,066	$2,111	$1,617	$1,533	$1,393

Leverage Ratio

The leverage ratio is our consolidated net debt-to-consolidated Adjusted EBITDA from continuing operations for the trailing twelve months. Management uses this ratio to assess its capacity for additional borrowings. The following calculation as of December 31, 2024 is not intended to be a substitute for the Company's leverage covenant under its credit facility:

(dollars in millions)	2024
Net earnings from continuing operations attributable to Martin Marietta	$ 1,995
Add back:	
Interest expense, net of interest income	128
Income tax expense for controlling interests	600
Depreciation, depletion and amortization expense and earnings/loss from nonconsolidated equity affiliates	564
Acquisition, divestiture and integration expenses	40
Impact of selling acquired inventory after its markup to fair value as part of acquisition accounting	20
Nonrecurring gain on divestiture	(1,331)
Noncash asset and portfolio rationalization charge	50
Consolidated Adjusted EBITDA from continuing operations for the twelve months ended December 31	$ 2,066
Consolidated debt at December 31	$ 5,413
Less: Unrestricted cash at December 31	(670)
Consolidated net debt at December 31	$ 4,743
Consolidated net debt-to-consolidated EBITDA at December 31 for trailing-twelve months Consolidated Adjusted EBTIDA from continuing operations	2.3 times



Cautionary Statement

We provide a discussion of a variety of risks associated with our business in our Annual Report on form 10-K for the year ended December 31, 2024 (the 2024 Form 10-K) that was filed with the Securities Exchange Commission. This proxy statement, our 2024 Form 10-K and other written reports and oral statements made from time to time by the Company contain statements that, to the extent they are not recitations of historical fact, constitute forward-looking statements within the meaning of federal securities law. Investors are cautioned that all forward looking statements involve risks and uncertainties, and are based on assumptions that the Company believes in good faither are reasonable, but which may be materially different from actual results. Investors can identify these statements by the fact that they do not relate only to historic or current facts. The words "may," "will," "could," "should," "anticipate," "believe," "estimate," "expect," forecast, "intend," "outlook," "plan," "project," "scheduled," and similar expressions in connection with future events or future operating or financial performance are intended to identify forward-looking statements. Any or all of the Company's forward-looking statements may turn out to be wrong. Statements regarding the future performance of our investments and acquisitions, statements and assumptions regarding our current sustainability targets and ambitions, and regulatory compliance are examples of forward-looking statements. Numerous factors, could affect the Company's forward-looking statements and actual performance. Readers are also cautioned that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete statement of all potential risks or uncertainties. Other factors besides those listed may also adversely affect the Company and may be material to the Company. These forward-looking statements are made as of the date hereof based on management's current expectations, and the Company does not undertake an obligation to update such statements, whether as a result of new information, future events, or otherwise, other than as required by law.



Appendix C

MARTIN MARIETTA MATERIALS, INC.
2025 EMPLOYEE STOCK PURCHASE PLAN

1.   <u>Purpose</u>. The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code and its provisions will be construed in a manner consistent with Section 423 of the Code.

2.   <u>Definitions</u>. As used herein, the following definitions will apply:

(a)   "Administrator" means the Board or the Committee, as applicable.

(b)   "Affiliate" means (i) any entity that, directly or indirectly, is controlled by, controls or is under common control with, the Company and (ii) any entity in which the Company has a significant equity interest, in either case, as determined by the Administrator.

(c)   "Applicable Exchange" means The New York Stock Exchange or any other national stock exchange or quotation system on which the shares of Common Stock may be listed or quoted.

(d)   "Applicable Law" means legal requirements relating to the Plan under U.S. federal and state corporate law, U.S. federal and state securities law, the Code, the Applicable Exchange and the applicable securities, exchange control, tax and other laws of any non-U.S. country or jurisdiction where options are, or will be, granted under the Plan.

(e)   "Board" means the Board of Directors of the Company.

(f)   "Change in Control" means a "Change in Control" for purposes of the Martin Marietta Amended and Restated Stock-Based Awards Plan.

(g)   "Code" means the U.S. Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto, and the regulations promulgated thereunder.

(h)   "Committee" means the Management Development and Compensation Committee of the Board or a subcommittee thereof, or such other committee of the Board as may be designated by the Board to administer the Plan in accordance with Section 14 hereof.

(i)   "Common Stock" means the Company's common stock, par value $0.01 per share.

(j)   "Company" means Martin Marietta Materials, Inc., a corporation organized under the laws of North Carolina, together with any successor thereto.

(k)   "Compensation" means the regular earnings or base salary, annual bonuses, and commissions (including any commission bonus) paid to the Eligible Employee by the Company or a Designated Company, as applicable, as compensation for services to the Company or a Designated Company, as applicable, before deduction for any salary deferral contributions made by the Eligible Employee to any tax-qualified or nonqualified deferred compensation plan, including overtime, shift differentials, salaried production schedule premiums, holiday pay, vacation pay, paid time off ("PTO") (including any PTO payouts), sick pay, jury duty pay, funeral leave pay, other employer-paid leave pay (including parental leave pay, and bereavement leave pay), volunteer time off and military pay, but excluding (i) education or tuition reimbursements, (ii) imputed income arising under any group insurance or benefit program, (iii) travel expenses, (iv) business and moving reimbursements, including tax gross ups and taxable mileage allowance, (v) income received in connection with any stock options, restricted stock, restricted stock units or other compensatory equity awards, (vi) all contributions made by the Company or any Designated Company for the Eligible Employee's benefit under any employee benefit plan now or hereafter established (such as employer-paid 401(k) plan or defined benefit plan contributions), (vii) all stipends (such as health and wellness stipend), (viii) all payments by the state or other regulatory agencies, (ix) severance pay, and (x) all other cash bonuses not mentioned above (such as referral bonuses, peer bonuses, and sign-on bonuses). Compensation will be calculated before deduction of any income or employment tax withholdings. Compensation will include the net impact of any current-period payments/deductions to correct for prior-period payroll errors (unless the Administrator, in its sole discretion, elects to give such corrections retroactive effect for purposes of this Plan). The Administrator, in its discretion, may establish a different definition of Compensation for an Offering, which will apply on a uniform and nondiscriminatory basis.



(l)   "Contributions" means the payroll deductions and other additional payments that the Company may permit a Participant to make to fund the exercise of options granted pursuant to the Plan.

(m)   "Designated Company" means the Company, its Subsidiaries and any Parent of the Company, except as each may be designated by the Administrator from time to time in its sole discretion as not eligible to participate in the Plan. An Affiliate that is disregarded for U.S. federal income tax purposes in respect of a Designated Company will automatically be a Designated Company.

(n)   "Director" means any non-employee member of the Board, but solely in his or her capacity as such a member of the Board.

(o)   "Eligible Employee" means any individual who is an employee providing services to the Company or a Designated Company. For purposes of the Plan, the employment relationship will be treated as continuing intact while the individual is on military leave, sick leave or other leave of absence that the Employer approves or is otherwise legally protected under Applicable Laws. Where the period of leave exceeds three months and the individual's right to reemployment is not guaranteed either by Applicable Laws or by contract, the employment relationship will be deemed to have terminated three months and one day following the commencement of such leave or such other period specified under the Treasury Regulations. The Administrator may, in its discretion, from time to time prior to an Offering Start Date for all options to be granted on such Offering Start Date relating to an Offering, determine (on a uniform and nondiscriminatory basis or as otherwise permitted by Section 1.423-2 of the Treasury Regulations) that the definition of Eligible Employee will or will not include an individual if he or she (i) has not completed at least two years of service since his or her last hire date (or such lesser period of time as may be determined by the Administrator in its discretion), (ii) customarily works not more than 20 hours per week (or such lesser period of time as may be determined by the Administrator in its discretion), (iii) customarily works not more than five months per calendar year (or such lesser period of time as may be determined by the Administrator in its discretion) or (iv) is a highly compensated employee within the meaning of Section 414(q) of the Code; provided, however, that the exclusion is applied with respect to each Offering in an identical manner to all highly compensated individuals of the Employer whose Eligible Employees are participating in that Offering. Each exclusion will be applied with respect to an Offering in a manner complying with Section 1.423-2(e) of the Treasury Regulations. Notwithstanding the foregoing, the Administrator may determine that the definition of Eligible Employee will not include employees who are citizens or residents of a foreign jurisdiction (without regard to whether they are also citizens of the United States or resident aliens) if (A) the grant of an option under the Plan or such Offering to a citizen or resident of the foreign jurisdiction is prohibited under the laws of such jurisdiction or (B) compliance with the laws of the foreign jurisdiction would cause the Plan or such Offering to violate the requirements of Section 423, provided that anyone included in the definition must be a Person to whom the issuance of stock may be registered on Form S-8 under the U.S. Securities Act of 1933, as amended.

(p)   "Employer" means the employer of the applicable Eligible Employee(s).

(q)   "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, or any successor statute thereto, and the regulations promulgated thereunder.

(r)   "Fair Market Value" means, as of any relevant date, the value of a share of Common Stock determined as follows: (i) the closing per-share sales price of the Common Stock as reported by the Applicable Exchange for such stock exchange for such date or if there were no sales on such date, on the closest preceding date on which there were sales of Common Stock, (ii) in the event there shall be no public market for the Common Stock on such date, the fair market value of the Common Stock as determined in good faith by the Committee or (iii) such other price as determined by the Administrator in its sole discretion, provided that such price is not inconsistent with the requirements of Section 423 of the Code and the Treasury Regulations thereunder.

(s)   "New Purchase Date" means a new Purchase Date if the Administrator shortens any Offering Period then in progress.

(t)   "Offering" means an offer under the Plan of an option that may be exercised during an Offering Period as further described in Section 5 hereof. For purposes of the Plan, the Administrator may designate separate Offerings under the Plan (the terms of which need not be identical) in which Eligible Employees of one or more Employers will participate, even if the dates of the applicable Offering Periods of each such Offering are identical and the provisions of the Plan will separately apply to each Offering. To the extent permitted by Section 1.423-2(a)(1) of the Treasury Regulations, the terms of each Offering need not be identical; provided, however, that the terms of the Plan and an Offering together satisfy Sections 1.423-2(a)(2) and (a)(3) of the Treasury Regulations.



(u) "Offering Periods" means each period during which an option granted pursuant to the Plan is outstanding. The duration and timing of Offering Periods may be changed pursuant to Sections 5 and 20 hereof.

(v) "Offering Start Date" means the first day of an Offering Period or if there were no sales on such date, the closing price of the relevant security as reported on the composite tape of New York Stock Exchange issues (or such other reporting system as shall be selected by the Committee) on the Trading Day following the first day of the Offering Period.

(w) "Parent" means a "parent corporation", whether now or hereafter existing, as defined in Section 424(e) of the Code.

(x) "Participant" means an Eligible Employee who participates in the Plan.

(y) "Person" means a "person" or "group" within the meaning of Sections 3(a)(9), 13(d) and 14(d) of the Exchange Act.

(z) "Plan" means this Martin Marietta Materials, Inc. 2025 Employee Stock Purchase Plan, as may be amended from time to time.

(aa) "Purchase Date" means the last Trading Day of the Purchase Period. Notwithstanding the foregoing, in the event that an Offering Period is terminated prior to its expiration pursuant to Section 20(a) hereof, the Administrator, in its sole discretion, may determine that any Purchase Period also terminating under such Offering Period will terminate without options being exercised on the Purchase Date that otherwise would have occurred on the last Trading Day of such Purchase Period.

(bb) "Purchase Period" means the periods during an Offering Period during which shares of Common Stock may be purchased on a Participant's behalf in accordance with the terms of the Plan.

(cc) "Purchase Price" means, with respect to an Offering Period, an amount equal to 85% of the Fair Market Value on the Offering Start Date or on the Purchase Date, whichever is lower; provided, however, that a higher Purchase Price may be determined for any Offering Period by the Administrator subject to compliance with Section 423 of the Code (or any successor rule or provision) or any other Applicable Laws or pursuant to Section 20 hereof.

(dd) "Section 409A" means Section 409A of the Code, as amended, including the rules and regulations promulgated thereunder, or any state law equivalent.

(ee) "Subsidiary" means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

(ff) "Trading Day" means a day on which the Applicable Exchange is open for trading.

(gg) "Treasury Regulations" means all proposed, temporary and final regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

3. Share Limitations; Certain Provisions Relating to Common Stock. (a) Subject to adjustment upon changes in capitalization of the Company as provided in Section 19 hereof, the maximum aggregate number of shares of Common Stock that will be made available for issuance under the Plan shall be 650,000 shares of Common Stock.

(b) If any option granted under the Plan terminates without having been exercised in full, the shares of Common Stock not purchased under such option will remain available for issuance under the Plan.

(c) Until shares of Common Stock are issued under the Plan (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), a Participant will have only the rights of an unsecured creditor with respect to such shares of Common Stock, and no right to vote or receive dividends or any other rights as a shareholder will exist with respect to such shares of Common Stock.

4. Eligibility. (a) Generally. Any Eligible Employee on a given Offering Start Date for an Offering Period will be eligible to participate in the Plan during such Offering Period, subject to the requirements of Section 6 hereof.

(b) Limitations. Notwithstanding any provisions of the Plan to the contrary, no Eligible Employee will be granted an option under the Plan (i) to the extent that, immediately after the grant, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Section 424(d) of the Code) would own capital stock of the Company or any Affiliate and/or hold outstanding options to purchase such stock possessing 5% or more of



the total combined voting power or value of all classes of the capital stock of the Company or any Affiliate or (ii) to the extent that his or her rights to purchase stock under all employee stock purchase plans (as defined in Section 423 of the Code) of the Company or any Affiliate accrues at a rate that exceeds $25,000 worth of stock (determined at the Fair Market Value of the stock at the time such option is granted) for each calendar year in which such option is outstanding at any time, as determined in accordance with Section 423 of the Code and the Treasury Regulations thereunder.

(c)   Equal Rights and Privileges. Notwithstanding any provisions of the Plan to the contrary, each Eligible Employee granted an option under the Plan shall have the same rights and privileges with respect to such option to the extent required under Section 423(b)(5) of the Code and Section 1.423-2(f) of the Treasury Regulations.

5.   Offering Periods. (a) The Plan will be implemented by one or more Offering Periods. Offerings may be consecutive or overlapping as determined by the Administrator. The duration and timing of Offering Periods may be changed pursuant to this Section 5 and Section 20 hereof. The Administrator will have the power to establish the duration of the first Offering Period and change the duration of Offering Periods (including the commencement dates thereof) with respect to future Offerings. No Offering Period may be more than 27 months in duration.

(b)   Prior to the Offering Start Date of an Offering Period, the Administrator will establish the maximum number of shares of Common Stock that an Eligible Employee will be permitted to purchase during each Purchase Period during such Offering Period.

6.   Participation. An Eligible Employee may participate in the Plan pursuant to Section 4 hereof by (a) submitting to the Company's Corporate Secretary office (or its designee) a properly completed subscription agreement authorizing Contributions in the form provided by the Administrator for such purpose or (b) following an electronic or other enrollment procedure determined by the Administrator, in either case on or before a date determined by the Administrator prior to (i) the applicable Offering Start Date as determined by the Administrator, in its sole discretion, or (ii) with respect to the first Offering Period, no later than 30 days following the Offering Start Date.

7.   Contributions. (a) At the time a Participant enrolls in the Plan pursuant to Section 6 hereof, he or she will elect to have Contributions (in the form of payroll deductions or otherwise, to the extent permitted by the Administrator) made on each eligible pay day during the Offering Period equal to a whole percentage (and subject to any limit as may be set by the Administrator from time to time) of the Compensation that he or she receives on the pay day. The Administrator, in its sole discretion, may permit all Participants in a specified Offering to contribute amounts to the Plan through payment by cash, check or other means set forth in the subscription agreement or otherwise made available by the Administrator prior to each Purchase Date of each Purchase Period. A Participant's subscription agreement will remain in effect for successive Offering Periods unless terminated as provided in Section 11 hereof.

(b)   In the event Contributions are made in the form of payroll deductions, such payroll deductions for a Participant will commence on the first eligible pay day following the Offering Start Date and will end on the last eligible pay day on or prior to the last Purchase Date of such Offering Period to which such authorization is applicable, unless sooner terminated by the Participant as provided in Section 11 hereof; provided, however, that for the first Offering Period, payroll deductions will not commence until such date determined by the Administrator, in its sole discretion. Notwithstanding the foregoing, for administrative convenience, the Administrator (by announcement prior to the first affected Offering Period) may determine that contributions with respect to an eligible pay day occurring on a Purchase Date (or during a period of up to five business days prior to a Purchase Date) shall be applied instead to the subsequent Purchase Period or Offering Period.

(c)   All Contributions made for a Participant will be credited to his or her account under the Plan and Contributions will be made in whole percentages of his or her Compensation only. A Participant may not make any additional payments into such account.

(d)   A Participant may discontinue his or her participation in the Plan as provided under Section 11 hereof. Unless otherwise determined by the Administrator, during a Purchase Period, a Participant may not increase or decrease the rate of his or her Contributions. The Administrator may, in its sole discretion, provide for, or amend the nature and/or number of, Contribution rate changes that may be made by Participants during any Offering Period or Purchase Period and may establish other conditions, limitations or procedures as it deems appropriate for Plan administration.

(e)   Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 4(c) hereof, a Participant's Contributions may be decreased by the Administrator to 0% at any time during a



Purchase Period. Subject to Section 423(b)(8) of the Code and Section 4(c) hereof, Contributions will recommence at the rate originally elected by the Participant effective as of the beginning of the first Purchase Period scheduled to end in the following calendar year, unless terminated by the Participant as provided in Section 11 hereof.

(f)   Notwithstanding any provisions to the contrary in the Plan, the Administrator may allow Participants to participate in the Plan via cash contributions instead of payroll deductions if (i) payroll deductions are not permitted (or the remittance of payroll deductions by a Designated Company to the Company is not feasible) under Applicable Laws or (ii) the Administrator determines that cash contributions are permissible under Section 423 of the Code.

(g)   At the time the option is exercised, in whole or in part, or at the time some or all of the Common Stock issued under the Plan is disposed of (or any other time that a taxable event related to the Plan occurs), the Participant must make adequate provision for the Company's or Employer's federal, state, local or any other tax liability payable to any authority including taxes imposed by jurisdictions outside of the United States, national insurance, social security or other tax withholding or payment on account obligations, if any, which arise upon the exercise of the option or the disposition of the Common Stock (or any other time that a taxable event related to the Plan occurs). At any time, the Company or the Employer may, but will not be obligated to, withhold from the Participant's compensation the amount necessary for the Company or the Employer to satisfy applicable withholding obligations, including any withholding required to make available to the Company or the Employer any tax deductions or benefits attributable to sale or early disposition of Common Stock by the Eligible Employee. In addition, the Company or the Employer may, but will not be obligated to, withhold from the proceeds of the sale of Common Stock or utilize any other method of withholding the Company deems appropriate (such as requiring a market sale of shares received under the Plan).

8.   Grant of Option. On the Offering Start Date of each Offering Period, each Eligible Employee participating in such Offering Period will be granted an option to purchase on each Purchase Date during such Offering Period (at the applicable Purchase Price) up to a number of shares of Common Stock determined by dividing such Eligible Employee's Contributions accumulated prior to such Purchase Date and retained in the Eligible Employee's account as of the Purchase Date by the applicable Purchase Price; provided, however, that such purchase will be subject to the limitations set forth in Sections 3, 4(c) and 5(b) hereof. The Eligible Employee may accept the grant of such option by electing to participate in the Plan in accordance with the requirements of Section 6 hereof. Exercise of the option will occur as provided in Section 9 hereof, unless the Participant has withdrawn pursuant to Section 11 hereof. The option will expire on the last day of the Offering Period.

9.   Exercise of Option. (a) Unless a Participant withdraws from the Plan as provided in Section 11 hereof, his or her option for the purchase of shares of Common Stock will be exercised automatically on each Purchase Date, and the maximum number of full shares subject to the option will be purchased for such Participant at the applicable Purchase Price with the accumulated Contributions from his or her account. No fractional shares of Common Stock will be purchased, unless otherwise determined by the Administrator. Any Contributions accumulated in a Participant's account at the end of an Offering Period, which are not sufficient to purchase a full share will either, as the Administrator shall determine, (i) be refunded to the Participant promptly following the end of such Offering Period, or (ii) be retained in the Participant's account for the subsequent Purchase Period or Offering Period, subject to earlier withdrawal by the Participant as provided in Section 11 hereof. During a Participant's lifetime, a Participant's option to purchase shares hereunder is exercisable only by him or her.

(b)   If the Administrator determines that, on a given Purchase Date, the number of shares of Common Stock with respect to which options are to be exercised may exceed the number of shares of Common Stock that were available for issuance under the Plan on such Purchase Date, the Administrator may, in its sole discretion, provide that the Company will make a pro rata allocation of the shares of Common Stock available for purchase on such Purchase Date in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all Participants exercising options to purchase Common Stock on such Purchase Date, and either (x) continue all Offering Periods then in effect or (y) terminate any or all Offering Periods then in effect pursuant to Section 20 hereof.

10.   Delivery. As soon as reasonably practicable after each Purchase Date on which a purchase of shares of Common Stock occurs, the Company will arrange the delivery to each Participant (or, if required by Applicable Laws, to the Participant and his or her spouse) of the shares purchased upon exercise of his or her option in a form determined by the Administrator (in its sole discretion) and pursuant to rules established by the Administrator. The Company may permit or require that shares be deposited directly with a broker designated by the Company or to a designated agent of the Company, and the Company may utilize electronic or automated methods of share transfer. The Company may require



that shares be retained with such broker or agent for a designated period of time and/or may establish other procedures to permit tracking of disqualifying or other dispositions of such shares. No Participant will have any voting, dividend, or other shareholder rights with respect to shares of Common Stock subject to any option granted under the Plan until such shares have been purchased and delivered to the Participant as provided in this Section 10.

11. <u>Withdrawal</u>. (a) A Participant may withdraw all but not less than all the Contributions credited to his or her account and not yet used to exercise his or her option under the Plan at any time by (i) submitting to the Company's stock administration office (or its designee) a written notice of withdrawal in the form determined by the Administrator for such purpose or (ii) following an electronic or other withdrawal procedure determined by the Administrator. Notwithstanding the foregoing, the Administrator may establish a reasonable deadline (such as two weeks prior to the Purchase Date) by which time withdrawals must be submitted in order for the Participant to avoid automatic exercise of his or her option on the Purchase Date (unless the Administrator in its sole discretion elects to process the withdrawal more quickly or as may be required by Applicable Laws). All of the Participant's Contributions credited to his or her account and not applied to the purchase of shares of Common Stock will be paid to such Participant promptly after receipt of notice of withdrawal and such Participant's option for the Offering Period will be automatically terminated, and no further Contributions for the purchase of shares will be made for such Offering Period. If a Participant withdraws from an Offering Period, Contributions will not resume at the beginning of the succeeding Offering Period, unless the Participant re-enrolls in the Plan in accordance with the provisions of Section 6 hereof.

(b)   A Participant's withdrawal from an Offering Period will not have any effect on his or her eligibility to participate in any similar plan that may hereafter be adopted by the Company or in succeeding Offering Periods that commence after the termination of the Purchase Period from which the Participant withdraws.

12. <u>Termination and Transfer of Employment</u>. (a) Upon a Participant's ceasing to be an Eligible Employee, for any reason (including by reason of the Participant's Employer ceasing to be a Designated Company or by reason of Participant's transfer of employment to an Affiliate that is not a Designated Company), he or she will be deemed to have elected to withdraw from the Plan and the Contributions credited to such Participant's account during the Offering Period but not yet used to purchase shares of Common Stock under the Plan will be returned to such Participant or, in the case of his or her death, to the person or persons entitled thereto under Section 15 hereof, and such Participant's option will be automatically terminated.

(b)   Unless otherwise provided by the Administrator, a Participant whose employment transfers between entities through a termination with an immediate rehire (with no break in service) by the Company or a Designated Company will not be treated as terminated under the Plan. The Administrator may establish additional or different rules governing employment transfers.

13. <u>Interest</u>. No interest will accrue on the Contributions of a participant in the Plan, except as may be required by Applicable Laws, as determined by the Company, and if so required by the laws of a particular jurisdiction, will apply to all Participants in the relevant Offering.

14. <u>Administration</u>. (a) The Plan will be administered by the Board or a Committee appointed by the Board, which Committee will be constituted to comply with Applicable Laws. Nothing in such appointment shall preclude the Board from itself taking any administrative action set forth herein, except where such action is required by Applicable Laws to be taken by a Committee. The Administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to delegate administrative duties to any of the Company's employees, to designate separate Offerings under the Plan, to determine eligibility, to adjudicate all disputed claims filed under the Plan and to establish such procedures that it deems necessary for the administration of the Plan (including, without limitation, to adopt such rules, procedures, sub-plans and appendices to the subscription agreement as are necessary or appropriate to permit the participation in the Plan by employees who are foreign nationals or employed outside the U.S., the terms of which rules, procedures, sub-plans and appendices may take precedence over other provisions of this Plan, with the exception of Section 3(a) hereof, but unless otherwise superseded by the terms of such rules, procedures, sub-plans and appendices, the provisions of this Plan will govern the operation of such rules, procedures, sub-plans or appendices). Unless otherwise determined by the Administrator, the Eligible Employees eligible to participate in each sub-plan will participate in a separate Offering. Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding eligibility to participate, the definition of Compensation, handling of Contributions, making of Contributions to the Plan (including, without limitation, in forms other than payroll deductions and, further, including making any adjustments to correctly reflect a Participant's elected percentage of payroll deductions or other payments),



establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of stock certificates that vary with applicable local requirements. The Administrator also is authorized to determine that, to the extent permitted by Section 1.423-2(f) of the Treasury Regulations, the terms of an option granted under the Plan or an Offering to citizens or residents of a non-U.S. jurisdiction will be less favorable than the terms of options granted under the Plan or the same Offering to employees resident solely in the U.S. Every finding, decision, and determination made by the Administrator will, to the full extent permitted by law, be final and binding upon all parties.

(b)   The Administrator may delegate, on such terms and conditions as it determines in its sole and plenary discretion, to (i) the Chief Executive Officer of the Company who also serves as a member of the Board or (ii) one or more senior officers of the Company, in each case, any or all of its authority under the Plan and all necessary and appropriate decisions and determinations with respect thereto.

15.   Designation of Beneficiary. (a) If permitted by the Administrator and subject to Applicable Laws, a Participant may file a designation of a beneficiary who is to receive any shares of Common Stock and cash, if any, from the Participant's account under the Plan in the event of such Participant's death subsequent to a Purchase Date on which the option is exercised but prior to delivery to such Participant of such shares and cash. In addition, if permitted by the Administrator, a Participant may file a designation of a beneficiary who is to receive any cash from the Participant's account under the Plan in the event of such Participant's death prior to exercise of the option. If a Participant is married and the designated beneficiary is not the spouse, spousal consent will be required for such designation to be effective.

(b)   Such designation of beneficiary may be changed by the Participant at any time by notice in a form determined by the Administrator. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant's death, the Company will deliver such shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

(c)   All beneficiary designations will be in such form and manner as the Administrator may designate from time to time. Notwithstanding Sections 15(a) and (b) hereof, the Company and/or the Administrator may decide not to permit such designations by Participants in non-U.S. jurisdictions to the extent permitted by Section 1.423-2(f) of the Treasury Regulations.

16.   Transferability. Neither Contributions credited to a Participant's account nor any rights with regard to the exercise of an option or to receive shares of Common Stock under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 15 hereof) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition will be without effect, except that the Company may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 11 hereof.

17.   Use of Funds. The Company may use all Contributions received or held by it under the Plan for any corporate purpose, and the Company will not be obligated to segregate such Contributions except under Offerings for which Applicable Laws require that Contributions to the Plan by Participants be segregated from the Company's general corporate funds and/or deposited with an independent third party. Until shares of Common Stock are issued, Participants will have only the rights of an unsecured creditor with respect to such shares.

18.   Reports. Individual accounts will be maintained for each Participant in the Plan. Statements of account will be given to participating Eligible Employees at least annually, which statements will set forth the amounts of Contributions, the Purchase Price, the number of shares of Common Stock purchased and the remaining cash balance, if any.

19.   Adjustments, Dissolution, Liquidation, or Change of Control. (a) Adjustments. In the event of any extraordinary dividend or other extraordinary distribution (whether in the form of cash, Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of Common Stock or other securities of the Company or other change in the corporate structure of the Company affecting the Common Stock, the Administrator, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, shall, in such manner as it shall deem equitable, adjust the number and class of Common Stock that may be delivered under the Plan, the Purchase



Price per share and the number of shares of Common Stock covered by each option under the Plan that has not yet been exercised, and the numerical limits of Section 3 hereof and established pursuant to Sections 5(b) and 8 hereof.

(b)   Dissolution or Liquidation. In the event a proposed dissolution or liquidation, Change of Control or other similar transaction of the Company receives all requisite approvals under Applicable Laws, any Offering Period then in progress will be shortened by setting a New Purchase Date, and will terminate immediately prior to the consummation of such proposed dissolution or liquidation, Change of Control or other similar transaction, as applicable, unless provided otherwise by the Administrator. The New Purchase Date will be before the date of the Company's proposed dissolution or liquidation, Change of Control or other similar transaction, as applicable. The Administrator will notify each Participant in writing or electronically, prior to the New Purchase Date, that the Purchase Date for the Participant's option has been changed to the New Purchase Date and that the Participant's option will be exercised automatically on the New Purchase Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 11 hereof.

20.   Amendment or Termination. (a) The Administrator, in its sole discretion, may amend, suspend, or terminate the Plan, or any part thereof, at any time and for any reason. If the Plan is terminated, the Administrator, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Common Stock on the next Purchase Date (which may be sooner than originally scheduled, if determined by the Administrator in its discretion), or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section 19 hereof). If the Offering Periods are terminated prior to expiration, all amounts then credited to Participants' accounts that have not been used to purchase shares of Common Stock will be returned to the Participants (without interest thereon, except as otherwise required under Applicable Laws, as further set forth in Section 13 hereof) as soon as administratively practicable.

(b)   Without shareholder consent and without limiting Section 14(a) or Section 20(a) hereof, the Administrator will be entitled to change the Offering Periods or Purchase Periods, designate separate Offerings, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit Contributions in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company's processing of properly completed Contribution elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with Contribution amounts, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable that are consistent with the Plan.

(c)   In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify, amend or terminate the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(i)   amending the Plan to conform with the safe harbor definition under the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto), including with respect to an Offering Period underway at the time;

(ii)   altering the Purchase Price for any Offering Period or Purchase Period, including an Offering Period or Purchase Period underway at the time of the change in Purchase Price;

(iii)   shortening any Offering Period or Purchase Period by setting a New Purchase Date, including an Offering Period or Purchase Period underway at the time of the Administrator action;

(iv)   reducing the maximum percentage of Compensation a Participant may elect to set aside as Contributions; and

(v)   reducing the maximum number of shares of Common Stock a Participant may purchase during any Offering Period or Purchase Period.

Such modifications or amendments will not require shareholder approval or the consent of any Participants.

21.   Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan will be deemed to have been duly given when received in the form and manner specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.



22.   <u>Conditions Upon Issuance of Shares</u>. (a) Shares of Common Stock will not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto will comply with all Applicable Law, and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b)   As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

23.   <u>Section 409A</u>. Options granted under the Plan are exempt from the application of Section 409A and any ambiguities herein will be interpreted to so be exempt from Section 409A. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Administrator determines that an option granted under the Plan may be subject to Section 409A or that any provision in the Plan would cause an option under the Plan to be subject to Section 409A, the Administrator may amend the terms of the Plan and/or of an outstanding option granted under the Plan, or take such other action the Administrator determines is necessary or appropriate, in each case, without the Participant's consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such options to comply with Section 409A, but only to the extent any such amendments or action by the Administrator would not violate Section 409A. Notwithstanding the foregoing, a Participant will be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on such Participant or for such Participant's account in connection with an option to purchase Common Stock under the Plan (including any taxes and penalties under Section 409A), and neither the Company nor any of its Affiliates will have any obligation to indemnify or otherwise hold such Participant harmless from any or all of such taxes or penalties. The Company makes no representation that the option to purchase Common Stock under the Plan is compliant with Section 409A.

24.   <u>Term of Plan</u>. The Plan will become effective upon approval by the shareholders of the Company. The Plan will continue in effect for a term of 20 years, unless terminated earlier under Section 20 hereof.

25.   <u>Governing Law</u>. The validity, construction and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the State of North Carolina, without giving effect to the conflict of laws provisions thereof.

26.   <u>Severability</u>. If any provision of the Plan is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any Person, or would disqualify the Plan under any law deemed applicable by the Administrator, such provision shall be construed or deemed amended to conform to the Applicable Laws, or if it cannot be construed or deemed amended without, in the determination of the Administrator, materially altering the intent of the Plan, such provision shall be construed or deemed stricken as to such jurisdiction or Person and the remainder of the Plan shall remain in full force and effect.

27.   <u>No Right to Continued Employment</u>. Participation in the Plan by a Participant will not be construed as giving a Participant the right to be retained as an employee of the Company or an Affiliate, as applicable. Further, the Company or an Affiliate may dismiss a Participant from employment at any time, free from any liability or any claim under the Plan, unless otherwise required pursuant to Applicable Laws.

28.   <u>Compliance with Applicable Laws</u>. The terms of this Plan are intended to comply with all Applicable Laws and will be construed accordingly.

29.   <u>Headings and Construction</u>. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof. Whenever the words "include", "includes" or "including" are used in the Plan, they shall be deemed to be followed by the words "but not limited to", and the word "or" shall not be deemed to be exclusive. Pronouns and other words of gender shall be read as gender-neutral. Words importing the plural shall include the singular and the singular shall include the plural.



2024 Financial Statements and Notes



Statement of Responsibility and Management's Report on Internal Control over Financial Reporting

Management's Statement of Responsibility

The management of Martin Marietta Materials, Inc. (the Company or Martin Marietta) is responsible for the consolidated financial statements, the related financial information contained in this Form 10-K and the establishment and maintenance of adequate internal control over financial reporting. The consolidated balance sheets for Martin Marietta, at December 31, 2024 and 2023, and the related consolidated statements of earnings, comprehensive earnings, total equity and cash flows for each of the three years in the period ended December 31, 2024, include amounts based on estimates and judgments and have been prepared in accordance with accounting principles generally accepted in the United States applied on a consistent basis.

A system of internal control over financial reporting is designed to provide reasonable assurance, in a cost-effective manner, that assets are safeguarded, transactions are executed and recorded in accordance with management's authorization, accountability for assets is maintained and financial statements are prepared and presented fairly in accordance with accounting principles generally accepted in the United States. Internal control systems over financial reporting have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company operates in an environment that establishes an appropriate system of internal control over financial reporting and ensures that the system is maintained, assessed and monitored on a periodic basis. This internal control system includes examinations by internal audit staff and oversight by the Audit Committee of the Board of Directors.

The Company's management recognizes its responsibility to foster a strong ethical climate. Management has issued written policy statements that document the Company's business code of ethics. The importance of ethical behavior is regularly communicated to all employees through the distribution of the *Code of Ethical Business Conduct* and through ongoing education and review programs designed to create a strong commitment to ethical business practices.

The Audit Committee of the Board of Directors, which consists of four independent, nonemployee directors, meets periodically and separately with management, the independent auditors and the internal auditors to review the activities of each. The Audit Committee meets standards established by the Securities and Exchange Commission (SEC) and the New York Stock Exchange as they relate to the composition and practices of audit committees.

Management's Report on Internal Control over Financial Reporting

The management of Martin Marietta is responsible for establishing and maintaining adequate internal control over financial reporting. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on management's assessment under the 2013 framework, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2024.

The consolidated financial statements of the Company as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, and the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report appears on the following pages.

C. Howard Nye, *Chair, President and Chief Executive Officer*

James A. J. Nickolas, *Executive Vice President and Chief Financial Officer*

February 21, 2025



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Martin Marietta Materials, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Martin Marietta Materials, Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of earnings, of comprehensive earnings, of total equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and schedule of valuation and qualifying accounts for each of the three years in the period ended December 31, 2024 appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and



expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Acquisition of BWI Southeast – Valuation of Mineral Reserves

As described in Note B to the consolidated financial statements, on April 5, 2024, the Company completed the acquisition of 20 active aggregates operations in Alabama, South Carolina, South Florida, Tennessee, and Virginia from affiliates of Blue Water Industries LLC (BWI Southeast) for $2.05 billion in cash, which resulted in the Company recording mineral reserves of $1.9 billion . As disclosed by management, the fair value of mineral reserves is determined using an excess earnings approach, which requires significant judgment to estimate future cash flows based on available historical information and future expectations, as well as significant assumptions, which include forecasted revenues based on sales price and shipment volumes, EBITDA margin, forecasted expenses inclusive of production costs and capital needs, and the discount rate.

The principal considerations for our determination that performing procedures relating to the valuation of mineral reserves acquired in the acquisition of BWI Southeast is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the mineral reserves acquired; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumptions related to forecasted revenues, EBITDA margin and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management's valuation of the mineral reserves acquired. These procedures also included, among others, (i) reading the purchase agreement; (ii) testing management's process for developing the fair value estimate of the mineral reserves acquired; (iii) evaluating the appropriateness of the excess earnings approach; (iv) testing the completeness and accuracy of the underlying data used in the excess earnings approach; and (v) evaluating the reasonableness of the significant assumptions used by management related to forecasted revenues, EBITDA margin and the discount rate. Evaluating management's assumptions related to forecasted revenues and EBITDA margin involved considering (i) the current and past performance of the BWI Southeast business; (ii) the current and past performance of peer companies; (iii) the consistency with external market and industry data; and (iv) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the excess earnings approach and (ii) the reasonableness of the discount rate assumption.

/s/ PricewaterhouseCoopers LLP
Raleigh, North Carolina
February 21, 2025

We have served as the Company's auditor since 2016.



years ended December 31

(in millions, except per share data)	2024	2023	2022
Revenues	$ 6,536	$ 6,777	$ 6,161
Cost of revenues	4,658	4,754	4,738
Gross Profit	1,878	2,023	1,423
Selling, general and administrative expenses	447	443	397
Acquisition, divestiture and integration expenses	50	12	9
Other operating income, net	(1,326)	(28)	(190)
Earnings from Operations	2,707	1,596	1,207
Interest expense	169	165	169
Other nonoperating income, net	(58)	(62)	(53)
Earnings from continuing operations before income tax expense	2,596	1,493	1,091
Income tax expense	600	293	235
Earnings from continuing operations	1,996	1,200	856
(Loss) Earnings from discontinued operations, net of income tax (benefit) expense	—	(30)	11
Consolidated net earnings	1,996	1,170	867
Less: Net earnings attributable to noncontrolling interests	1	1	—
Net Earnings Attributable to Martin Marietta	$ 1,995	$ 1,169	$ 867
Net Earnings (Loss) Attributable to Martin Marietta Per Common Share (see Note A)			
Basic earnings per share from continuing operations attributable to common shareholders	$ 32.50	$ 19.38	$ 13.74
Basic (loss) earnings per share from discontinued operations attributable to common shareholders	—	(0.50)	0.17
	$ 32.50	$ 18.88	$ 13.91
Diluted earnings per share from continuing operations attributable to common shareholders	$ 32.41	$ 19.32	$ 13.70
Diluted (loss) earnings per share from discontinued operations attributable to common shareholders	—	(0.50)	0.17
	$ 32.41	$ 18.82	$ 13.87
Weighted-Average Common Shares Outstanding			
Basic	61.4	61.9	62.3
Diluted	61.6	62.1	62.5

The accompanying Notes to the Financial Statements are an integral part of these statements.



MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

years ended December 31 (in millions)	2024	2023	2022
Consolidated Net Earnings	$ 1,996	$ 1,170	$ 867
Other comprehensive earnings (loss), net of tax:			
Defined benefit pension and postretirement plans:			
Net gain (loss) arising during period, net of tax of $11, $(5) and $29, respectively	33	(16)	88
Prior service cost arising during period, net of tax of $0, $0 and $(12), respectively	—	—	(36)
Amortization of prior service cost, net of tax of $1, $2 and $1, respectively	5	4	3
Amortization of actuarial loss, net of tax of $0, $0 and $1, respectively	1	—	3
Amount recognized in net periodic pension cost due to settlement, net of tax of $0, $0 and $1, respectively	—	—	4
	39	(12)	62
Foreign currency translation (loss) gain	(3)	1	(2)
	36	(11)	60
Comprehensive Earnings Attributable to Martin Marietta	$ 2,032	$ 1,159	$ 927

The accompanying Notes to the Financial Statements are an integral part of these statements.



MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

December 31 (in millions, except share and par value data)		2024		2023
Assets				
Current Assets:				
Cash and cash equivalents	$	670	$	1,272
Restricted cash		—		10
Accounts receivable, net		678		753
Inventories, net		1,115		989
Current assets held for sale		8		807
Other current assets		71		88
Total Current Assets		2,542		3,919
Property, plant and equipment, net		10,109		6,186
Goodwill		3,767		3,389
Other intangibles, net		730		698
Operating lease right-of-use assets, net		376		372
Other noncurrent assets		646		561
Total Assets	$	18,170	$	15,125
Liabilities and Equity				
Current Liabilities:				
Accounts payable	$	375	$	343
Accrued salaries, benefits and payroll taxes		73		102
Accrued income taxes		102		6
Accrued other taxes		50		47
Accrued interest		45		41
Current maturities of long-term debt		125		400
Current operating lease liabilities		56		53
Other current liabilities		190		178
Total Current Liabilities		1,016		1,170
Long-term debt		5,288		3,946
Deferred income taxes, net		1,169		874
Noncurrent operating lease liabilities		335		327
Noncurrent asset retirement obligations		423		383
Other noncurrent liabilities		483		389
Total Liabilities		8,714		7,089
Commitments and Contingent Liabilities - Note N				
Equity:				
Common stock ($0.01 par value; 100,000,000 shares authorized; 61,126,646 shares and 61,821,421 shares outstanding at December 31, 2024 and 2023, respectively)		1		1
Preferred stock ($0.01 par value; 10,000,000 shares authorized; no shares outstanding)		—		—
Additional paid-in capital		3,550		3,519
Accumulated other comprehensive loss		(13)		(49)
Retained earnings		5,915		4,563
Total Shareholders' Equity		9,453		8,034
Noncontrolling interests		3		2
Total Equity		9,456		8,036
Total Liabilities and Equity	$	18,170	$	15,125

The accompanying Notes to the Financial Statements are an integral part of these statements.



MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

years ended December 31 (in millions)	2024	2023	2022
Cash Flows from Operating Activities:			
Consolidated net earnings	$ 1,996	$ 1,170	$ 867
Adjustments to reconcile consolidated net earnings to net cash provided by operating activities:			
Depreciation, depletion and amortization	573	513	506
Stock-based compensation expense	58	50	43
Net gains on divestitures, sales of assets and extinguishment of debt	(1,369)	(2)	(196)
Deferred income taxes, net	(45)	(36)	(1)
Noncash portion of asset and portfolio rationalization charge	50	—	—
Other items, net	(15)	(16)	(12)
Changes in operating assets and liabilities, net of effects of acquisitions and divestitures:			
Accounts receivable, net	81	31	(12)
Inventories, net	(52)	(189)	(132)
Accounts payable	17	(17)	(31)
Other assets and liabilities, net	165	24	(41)
Net Cash Provided by Operating Activities	1,459	1,528	991
Cash Flows from Investing Activities:			
Additions to property, plant and equipment	(855)	(650)	(482)
Acquisitions, net of cash acquired	(3,642)	—	11
Proceeds from divestitures and sales of assets	2,160	427	687
Proceeds from sale of restricted investments to discharge long-term debt	—	700	—
Purchase of restricted investments to discharge long-term debt	—	—	(704)
Investments in limited liability company	(117)	(27)	—
Other investing activities, net	10	9	4
Net Cash (Used for) Provided by Investing Activities	(2,444)	459	(484)
Cash Flows from Financing Activities:			
Borrowings of long-term debt	2,758	—	—
Repayments of long-term debt	(1,690)	(700)	(54)
Payments on finance lease obligations	(20)	(17)	(15)
Dividends paid	(189)	(174)	(160)
Repurchases of common stock	(450)	(150)	(150)
Shares withheld for employees' income tax obligations	(32)	(22)	(29)
Other financing activities, net	(4)	(1)	1
Net Cash Provided by (Used for) Financing Activities	373	(1,064)	(407)
Net (Decrease) Increase in Cash, Cash Equivalents and Restricted Cash	(612)	923	100
Cash, Cash Equivalents and Restricted Cash, beginning of year	1,282	359	259
Cash, Cash Equivalents and Restricted Cash, end of year	$ 670	$ 1,282	$ 359

The accompanying Notes to the Financial Statements are an integral part of these statements.



MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF TOTAL EQUITY

(in millions, except share and per share data)	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders' Equity	Noncontrolling Interests	Total Equity
Balance at December 31, 2021	62,393,990	$ 1	$ 3,470	$ (98)	$ 3,162	$ 6,535	$ 2	$ 6,537
Consolidated net earnings	—	—	—	—	867	867	—	867
Other comprehensive earnings	—	—	—	60	—	60	—	60
Dividends declared ($2.54 per common share)	—	—	—	—	(160)	(160)	—	(160)
Issuances of common stock for stock award plans	126,699	—	5	—	—	5	—	5
Shares withheld for employees' income tax obligations	—	—	(29)	—	—	(29)	—	(29)
Repurchases of common stock	(418,336)	—	—	—	(150)	(150)	—	(150)
Stock-based compensation expense	—	—	43	—	—	43	—	43
Balance at December 31, 2022	62,102,353	1	3,489	(38)	3,719	7,171	2	7,173
Consolidated net earnings	—	—	—	—	1,169	1,169	1	1,170
Other comprehensive loss	—	—	—	(11)	—	(11)	—	(11)
Dividends declared ($2.80 per common share)	—	—	—	—	(174)	(174)	—	(174)
Issuances of common stock for stock award plans	100,588	—	2	—	—	2	—	2
Shares withheld for employees' income tax obligations	—	—	(22)	—	—	(22)	—	(22)
Repurchases of common stock	(381,520)	—	—	—	(151)	(151)	—	(151)
Stock-based compensation expense	—	—	50	—	—	50	—	50
Distribution to owners of noncontrolling interest	—	—	—	—	—	—	(1)	(1)
Balance at December 31, 2023	61,821,421	1	3,519	(49)	4,563	8,034	2	8,036
Consolidated net earnings	—	—	—	—	**1,995**	**1,995**	**1**	**1,996**
Other comprehensive earnings	—	—	—	**36**	—	**36**	—	**36**
Dividends declared ($3.06 per common share)	—	—	—	—	**(189)**	**(189)**	—	**(189)**
Issuances of common stock for stock award plans	**90,983**	—	**5**	—	—	**5**	—	**5**
Shares withheld for employees' income tax obligations	—	—	**(32)**	—	—	**(32)**	—	**(32)**
Repurchases of common stock	**(785,758)**	—	—	—	**(454)**	**(454)**	—	**(454)**
Stock-based compensation expense	—	—	**58**	—	—	**58**	—	**58**
Balance at December 31, 2024	**61,126,646**	**$ 1**	**$ 3,550**	**$ (13)**	**$ 5,915**	**$ 9,453**	**$ 3**	**$ 9,456**

The accompanying Notes to the Financial Statements are an integral part of these statements.



Note A: Accounting Policies

Organization. Martin Marietta is a natural resource-based building materials company. The Company supplies aggregates (crushed stone, sand and gravel) through its network of approximately 390 quarries, mines and distribution yards in 28 states, Canada and The Bahamas. Martin Marietta also provides cement and downstream products and services, namely, ready mixed concrete, asphalt and paving, in vertically-integrated structured markets where the Company also has a leading aggregates position. Specifically, the Company has one cement plant and two cement distribution facilities in Texas; ready mixed concrete plants in Arizona and Texas; and asphalt plants in Arizona, California, Colorado and Minnesota. Paving services are located in California and Colorado. The Company's heavy-side building materials are used in infrastructure, nonresidential and residential construction projects. Aggregates are also used in agricultural, utility and environmental applications and as railroad ballast. The aggregates, cement and ready mixed concrete and asphalt and paving product lines are reported collectively as the Building Materials business.

As of December 31, 2024, the Building Materials business includes two reportable segments: East Group and West Group. The East Group consists of the East and Central divisions and operates in Alabama, Florida, Georgia, Indiana, Iowa, Kansas, Kentucky, Maryland, Minnesota, Missouri, Nebraska, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Virginia, West Virginia, Nova Scotia and The Bahamas. The West Group is comprised of the Southwest and West divisions and operates in Arizona, Arkansas, California, Colorado, Louisiana, Oklahoma, Texas, Utah, Washington and Wyoming. The following ten states accounted for 81% of the Building Materials business' 2024 revenues: Texas, North Carolina, Colorado, California, Georgia, Florida, Minnesota, Arizona, South Carolina, and Iowa.

The Company also operates a Magnesia Specialties business, which represents a separate reportable segment. The Magnesia Specialties business produces magnesia-based chemical products used in industrial, agricultural and environmental applications, and dolomitic lime sold primarily to customers for steel production and soil stabilization. Magnesia Specialties' production facilities are located in Ohio and Michigan, and products are shipped to customers domestically and worldwide.

Basis of Presentation and Use of Estimates. The Company's consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenues and expenses. Such estimates include the valuation of investments, accounts receivable, inventories, goodwill, other intangible assets and other long-lived assets, as well as assumptions used in the calculation of income tax expense, retirement and postemployment benefits, stock-based compensation, the allocation of the purchase price to the fair values of assets acquired and liabilities assumed as part of business combinations and revenue recognition for service contracts. These estimates and assumptions are based on management's judgment. Management evaluates estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and adjusts such estimates and assumptions when facts and circumstances dictate. Changes in interest rates, credit, equity and energy markets and changes in construction activity increase the uncertainty inherent in certain estimates and assumptions. Because future events and their effects cannot be determined with precision, actual results could differ significantly from estimates. Changes in estimates, including those resulting from changes in the economic environment, are reflected in the consolidated financial statements for the period in which the change in estimate occurs.

Basis of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. Partially-owned affiliates are either consolidated or accounted for using the cost method or the equity method, depending on the level of ownership interest or the Company's ability to exercise control over the affiliates' operations. Intercompany balances and transactions between subsidiaries have been eliminated in consolidation.

Revenue Recognition. Revenues include sales of products and services provided to customers, net of discounts or allowances, if any, and freight and delivery costs billed to customers. Product revenues are recognized when control of the promised good is transferred to unaffiliated customers, typically when finished products are shipped. Intersegment and interproduct revenues are eliminated in consolidation. Service revenues are derived from the paving business and are recognized using the percentage-of-completion method under the cost-to-cost approach. Under the cost-to-cost approach, recognized contract revenue is determined by multiplying the total estimated contract revenue by the estimated percentage of completion. Contract costs are recognized as incurred. The percentage of completion is determined on a contract-by-contract basis using project costs incurred to date as a percentage of total estimated project costs. The Company believes the cost-to-cost approach is appropriate, as the use of asphalt in a paving contract is relatively consistent with the performance of the related paving services. When the Company arranges third-party freight to deliver products to customers, the Company has elected the delivery to be a fulfillment activity rather than a separate performance obligation. Further, the Company acts as a principal in the delivery arrangements and, as required by Accounting Standards Codification 606, *Revenues from Contracts with Customers* (ASC 606)*,* the related revenues and costs are



presented gross in the consolidated statements of earnings and are recognized consistently with the timing of the product revenues.

Cash, Cash Equivalents and Restricted Cash. Cash equivalents are comprised of highly-liquid instruments with original maturities of three months or less from the date of purchase.

As of December 31, 2023, the Company had $10 million of restricted cash, which was invested in an account designated for the purchase of like-kind exchange replacement assets under Section 1031 of the Internal Revenue Code and related IRS procedures (Section 1031). The Company was restricted from utilizing the cash for purposes other than the purchase of qualified assets for 180 days from receipt of the proceeds from the sale of the exchanged property. Any unused restricted cash at the end of the 180 days was transferred to unrestricted accounts of the Company and used for general corporate purposes. As of December 31, 2024, the Company had no restricted cash.

The statements of cash flows reflect cash flow changes and balances for cash, cash equivalents and restricted cash on an aggregated basis. The following table reconciles cash, cash equivalents and restricted cash as reported on the consolidated balance sheets to the aggregated amounts presented on the consolidated statements of cash flows:

December 31 (in millions)	2024		2023		2022
Cash and cash equivalents	$	670	$	1,272	$	358
Restricted cash		—		10		1
Total cash, cash equivalents and restricted cash presented in the consolidated statements of cash flows	$	670	$	1,282	$	359

Accounts Receivable. Accounts receivable are stated at cost. The Company does not typically charge interest on customer accounts receivable. The Company records an allowance for credit losses, which includes a provision for probable losses based on historical write-offs, adjusted for current conditions as deemed necessary, and a specific reserve for accounts deemed at risk. The allowance is the Company's estimate for receivables as of the balance sheet date that ultimately will not be collected. Any changes in the allowance are reflected in earnings in the period in which the change occurs. The Company writes off accounts receivable when it becomes probable, based upon customer facts and circumstances, that such amounts will not be collected.

Inventories Valuation. Finished products and in-process inventories are stated at the lower of cost or net realizable value using standard costs, which approximate the first-in, first-out method. Carrying value for parts and supplies are determined by the weighted-average cost method. The Company records an allowance for finished product inventories based on an analysis of future demand and inventory on hand in excess of one year's sales using an average of the last two years of sales. The Company also establishes an allowance for parts over five years old and supplies over a year old.

Post-production stripping costs, which represent costs of removing overburden and waste materials to access mineral deposits, are a component of inventory production costs and recognized as incurred.

Property, Plant and Equipment. Property, plant and equipment are stated at cost.

The estimated service lives for property, plant and equipment are as follows:

Class of Assets	Range of Service Lives
Buildings	5 to 30 years
Machinery & Equipment	2 to 20 years
Land Improvements	5 to 60 years

The Company begins capitalizing quarry development costs at a point when reserves are determined to be proven or probable, economically mineable and when demand supports investment in the market. Capitalization of these costs ceases when production commences. Capitalized quarry development costs are classified as land improvements and depreciated over the life of the reserves.

The Company reviews relevant facts and circumstances to determine whether to capitalize or expense pre-production stripping costs when additional pits are developed at an existing quarry. If the additional pit operates in a separate and distinct area of the quarry, these costs are capitalized as quarry development costs and depreciated over the life of the uncovered reserves. Additionally, a separate asset retirement obligation is created for additional pits when the liability is incurred. Once a pit enters the production phase, all post-production stripping costs are charged to inventory production costs as incurred.



Mineral reserves and mineral interests acquired in connection with a business combination are valued using an income approach for the estimated life of the reserves.

Depreciation is computed based on estimated service lives using the straight-line method. Depletion of mineral reserves is calculated based on proven and probable reserves using the units-of-production method on a quarry-by-quarry basis. For the years ended December 31, 2024, 2023, and 2022, depletion expense was $78 million, $53 million, and $60 million, respectively.

Property, plant and equipment are reviewed for impairment whenever facts and circumstances indicate that the carrying amount of an asset group may not be recoverable. An impairment loss is recognized if expected future undiscounted cash flows over the estimated remaining service life of the related asset group are less than the asset group's carrying value.

Repair and Maintenance Costs. Repair and maintenance costs that do not substantially extend the life of the Company's plant and equipment are expensed as incurred.

Leases. Pursuant to Accounting Standards Codification 842, *Leases* (ASC 842), if the Company determines a contract is or contains a lease at the inception of an agreement, the Company records a right-of-use (ROU) asset, which represents the Company's right to use an underlying leased asset, and a lease liability, which represents the Company's obligation to make lease payments. The ROU asset and lease liability are recorded on the consolidated balance sheets at the present value of the future lease payments over the lease term at commencement date. The Company determines the present value of lease payments based on the implicit interest rate, which may be explicitly stated in the lease, if available, or may be the Company's estimated collateralized incremental borrowing rate based on the term of the lease. Initial ROU assets also include any lease payments made at or before commencement date and any initial direct costs incurred and are reduced by lease incentives. Certain of the Company's leases contain renewal and/or termination options. The Company recognizes renewal or termination options as part of its ROU assets and lease liabilities when the Company has the unilateral right to renew or terminate and it is reasonably certain these options will be exercised.

Some leases require the Company to pay non-lease components, which may include taxes, maintenance, insurance and certain other expenses applicable to the leased property and, are primarily, variable costs. The Company accounts for lease and non-lease components as a single amount, except railcar, fleet vehicle and pipeline leases, for which the Company separately accounts for the lease and non-lease components.

Leases are evaluated and determined to be either finance leases or operating leases. The lease is a finance lease if it transfers ownership to the underlying asset by the end of the lease term; includes a purchase option that is reasonably certain to be exercised; has a lease term for the major part of the underlying asset's remaining economic life; has a present value of the sum of the lease payments (including renewal options) that equals or exceeds substantially all of the fair value of the underlying asset; or is for an underlying asset that is of a specialized nature and is expected to have no alternative use to the lessor at the end of the lease term. If none of these terms exist, the lease is an operating lease.

Leases with an initial lease term of one year or less are not recorded on the consolidated balance sheets. Costs for these leases are expensed as incurred.

In the consolidated statements of earnings, operating lease expense, which is recognized on a straight-line basis over the lease term, and the amortization of finance lease ROU assets are included in the *Total cost of revenues* or *Selling, general and administrative expenses* line items in the consolidated statements of earnings. Accretion on the liabilities for finance leases is included in interest expense.

Goodwill and Other Intangible Assets. Goodwill represents the excess purchase price paid for acquired businesses over the estimated fair value of identifiable assets and liabilities. Other intangible assets represent amounts assigned principally to contractual agreements and are either amortized ratably over the useful lives to the Company or not amortized if deemed to have an indefinite useful life. The Company intends, and believes it has the ability, to renew royalty agreements and extend permits that support the value of certain intangible assets.



The Company's reporting units, which represent the level at which goodwill is tested for impairment, are based on the operating segments of the Building Materials business. Goodwill is assigned to the respective reporting unit(s) based on the location of acquisitions at the time of consummation. If subsequent organizational changes result in operations being transferred to a different reporting unit, a proportionate amount of goodwill is transferred from the former to the new reporting unit. For divestitures, goodwill is allocated on a proportional basis based on the relative fair values of the portion of the reporting unit being disposed of and the portion of the reporting unit remaining. There is no goodwill related to the Magnesia Specialties business.

Goodwill is tested for impairment by comparing each reporting unit's fair value to its carrying value, which represents a Step-1 approach. However, prior to Step 1, the Company may perform a qualitative assessment and evaluate macroeconomic conditions, industry and market conditions, cost factors, overall financial performance and other business or reporting unit-specific events that contribute to the fair value of a reporting unit. If the Company concludes, based on its qualitative assessment, it is more-likely-than-not (*i.e.*, a likelihood of more than 50%) that a reporting unit's fair value is higher than its carrying value, the Company is not required to perform any further goodwill impairment testing for that reporting unit. Otherwise, the Company proceeds to Step 1, and if a reporting unit's fair value exceeds its carrying value, there is no impairment. A reporting unit with a carrying value in excess of its fair value results in an impairment charge equal to the difference. When the Company validates its conclusion by measuring fair value, it may resume performing a qualitative assessment for a reporting unit in any subsequent period. The Company may bypass the qualitative assessment for any reporting unit in any period and proceed directly with the quantitative calculation in Step 1. The Company performs a Step 1 analysis for all its reporting units every three years.

The Company reviews the carrying values of goodwill and other indefinite-lived intangible assets for impairment as of October 1, which represents the annual evaluation date. An interim review is performed between annual tests if facts and circumstances indicate potential impairment. The carrying value of other amortizable intangible assets is reviewed if facts and circumstances indicate potential impairment. If a review indicates the carrying value is impaired, a charge is recorded equal to the amount by which the carrying value exceeds the fair value.

Retirement Plans and Postretirement Benefits. The Company sponsors defined benefit retirement plans and provides other postretirement benefits. The Company recognizes the funded status, defined as the difference between the fair value of plan assets and the benefit obligation, of its pension plans and other postretirement benefits as an asset or liability on the consolidated balance sheets. The measurement date for the Company's defined benefit plans and postretirement benefit plans is December 31. Actuarial gains or losses that arise during the year are recognized as a component of accumulated other comprehensive earnings or loss. Those amounts are amortized over the participants' average remaining service period and recognized as a component of net periodic benefit cost. The amount amortized is determined on a plan-by-plan basis using a corridor approach and represents the excess over 10% of the greater of the projected benefit obligation or pension plan assets.

Insurance Reserves. The Company has insurance coverage with large deductibles for workers' compensation, automobile liability, marine liability and general liability claims, and is also self-insured for health claims. The Company records insurance reserves based on an actuarially-determined analysis, which calculates development factors that are applied to total case reserves within the insurance programs. While the Company believes the assumptions used to calculate these liabilities are appropriate, significant differences in actual experience and/or significant changes in these assumptions may materially affect insurance costs.

Stock-Based Compensation. The Company has stock-based compensation plans for employees and its Board of Directors. The Company recognizes all forms of stock-based awards that vest as compensation expense. The compensation expense is the fair value of the awards at the measurement date and is recognized over the requisite service period. Forfeitures are recognized as they occur.

The fair value of restricted stock awards, incentive compensation stock awards and Board of Directors' fees paid in the form of common stock are based on the closing price of the Company's common stock on the grant dates. The fair value of performance stock awards as of the grant dates is determined using a Monte Carlo simulation methodology.

Environmental Matters. The Company records a liability for an asset retirement obligation at fair value in the period in which it is incurred. The asset retirement obligation is recorded at the acquisition date of a long-lived tangible asset if the fair value can be reasonably estimated. A corresponding amount is capitalized as part of the asset's carrying amount. The fair value is affected by management's assumptions regarding the scope of the work, inflation rates and asset retirement dates.

Further, the Company records an accrual for other environmental remediation liabilities in the period in which it is probable that a liability has been incurred and the appropriate amounts can be estimated reasonably. Such accruals are adjusted as further information develops or circumstances change. Generally, these costs are not discounted to their present value or offset for potential insurance or other claims or potential gains from future alternative uses for a site.



Income Taxes. The Company uses the liability method to determine its current and deferred incomes taxes. Deferred income taxes, net, on the consolidated balance sheets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The effect of changes in enacted tax rates on deferred income tax assets and liabilities is charged or credited to income tax expense in the period of enactment.

The Company applies the proportional amortization method to equity investments in renewable energy tax credit (RETC) programs that meet the following specified criteria: it is probable that the income tax credits allocable to the Company will be available; the Company does not have the ability to exercise significant influence over the operating and financial policies of the underlying project; substantially all of the projected benefits are from income tax credits and other income tax benefits, as determined on a discounted basis; the Company's projected yield based solely on the cash flows from the income tax credits and other income tax benefits is positive; and the Company is a limited liability investor in the limited liability entity for both legal and tax purposes and its liability is limited to its capital investment. Under the proportional amortization method, the equity investment is amortized in proportion to the income tax credits and other income tax benefits received, with the amortization expense and the income tax benefits presented on a net basis in the line item *Income tax expense* in the consolidated statements of earnings. The RETC investments are included in the line item *Other noncurrent assets* on the consolidated balance sheets and the line item *Investments in limited liability company* on the consolidated statements of cash flow.

Uncertain Tax Positions. The Company recognizes a tax benefit when it is more-likely-than-not, based on the technical merits, that a tax position would be sustained upon examination by a taxing authority. The amount to be recognized is measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. The Company's unrecognized tax benefits are recorded in other liabilities on the consolidated balance sheets or as an offset to the deferred tax asset for tax carryforwards where available.

The Company records interest accrued in relation to unrecognized tax benefits as income tax expense. Penalties, if incurred, are recorded as operating expenses in the consolidated statements of earnings.

Sales Taxes. The Company is deemed to be an agent when collecting sales taxes from customers. Sales taxes collected from customers are recorded as liabilities until remitted to taxing authorities and therefore are not reflected in the consolidated statements of earnings as revenues and expenses.

Start-Up Costs. Noncapital start-up costs for new facilities and products are charged to operations as incurred.

Consolidated Comprehensive Earnings and Accumulated Other Comprehensive Loss. Consolidated comprehensive earnings consist of consolidated net earnings, adjustments for the funded status of pension and postretirement benefit plans and foreign currency translation adjustments and are presented in the Company's consolidated statements of comprehensive earnings.

Accumulated other comprehensive loss consists of unrecognized gains and losses related to the funded status of the pension and postretirement benefit plans and foreign currency translation and is presented on the Company's consolidated balance sheets.



The components of the changes in accumulated other comprehensive loss and related cumulative noncurrent deferred tax assets are as follows:

years ended December 31 (in millions)	Pension and Postretirement Benefit Plans		Foreign Currency		Total	
			2024			
Accumulated other comprehensive loss at beginning of period	$	(48)	$	(1)	$	(49)
Other comprehensive earnings (loss) before reclassifications, net of tax		33		(3)		30
Amounts reclassified from accumulated other comprehensive loss, net of tax		6		—		6
Other comprehensive earnings (loss), net of tax		39		(3)		36
Accumulated other comprehensive loss at end of period	$	(9)	$	(4)	$	(13)
Cumulative noncurrent deferred tax assets at end of period	$	41	$	—	$	41
			2023			
Accumulated other comprehensive loss at beginning of period	$	(36)	$	(2)	$	(38)
Other comprehensive (loss) earnings before reclassifications, net of tax		(16)		1		(15)
Amounts reclassified from accumulated other comprehensive loss, net of tax		4		—		4
Other comprehensive (loss) earnings, net of tax		(12)		1		(11)
Accumulated other comprehensive loss at end of period	$	(48)	$	(1)	$	(49)
Cumulative noncurrent deferred tax assets at end of period	$	54	$	—	$	54
			2022			
Accumulated other comprehensive loss at beginning of period	$	(98)	$	—	$	(98)
Other comprehensive earnings (loss) before reclassifications, net of tax		52		(2)		50
Amounts reclassified from accumulated other comprehensive loss, net of tax		10		—		10
Other comprehensive earnings (loss), net of tax		62		(2)		60
Accumulated other comprehensive loss at end of period	$	(36)	$	(2)	$	(38)
Cumulative noncurrent deferred tax assets at end of period	$	50	$	—	$	50

Reclassifications out of accumulated other comprehensive loss are as follows:

years ended December 31 (in millions)	2024		2023		2022		Affected line items in the consolidated statements of earnings
Pension and postretirement benefit plans:							
Settlement charge	$	—	$	—	$	5	
Amortization of:							
Prior service cost		6		6		4	
Actuarial loss		1		—		4	
		7		6		13	Other nonoperating income, net
Tax effect		(1)		(2)		(3)	Income tax expense
Total	$	6	$	4	$	10	



Earnings Per Common Share. The numerator for basic and diluted earnings per common share is net earnings attributable to Martin Marietta. The denominator for basic earnings per common share is the weighted-average number of common shares outstanding during the period. Diluted earnings per common share is computed assuming that the weighted-average number of common shares is increased by the conversion, using the treasury stock method, of awards issued to employees and nonemployee members of the Company's Board of Directors under certain stock-based compensation arrangements if the conversion is dilutive.

The following table reconciles the denominator for basic and diluted earnings from continuing operations per common share:

years ended December 31 (in millions)	2024	2023	2022
Basic weighted-average common shares outstanding	61.4	61.9	62.3
Effect of dilutive employee and director awards	0.2	0.2	0.2
Diluted weighted-average common shares outstanding	61.6	62.1	62.5

Reclassifications. Certain reclassifications have been made in the Company's financial statements of the prior years to conform to the current-year presentation. The reclassifications had no impact on the Company's previously reported results of operations, financial condition or cash flows.

New Accounting Pronouncements. In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis and provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. Additionally, the ASU requires a public entity to disclose the title and position of the Chief Operating Decision Maker. The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. The Company adopted ASU 2023-07 as of December 31, 2024 and applied the disclosure requirements retrospectively to all prior periods presented in the financial statements included in the 2024 Annual Report on Form 10-K (see Note O). The adoption had no impact on its results of operations, cash flows or financial condition.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which focuses on the rate reconciliation and income taxes paid. ASU 2023-09 requires public entities to disclose, on an annual basis, a tabular tax rate reconciliation using both percentages and currency amounts, broken out into specified categories. Certain reconciling items are further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. Additionally, all entities are required to disclose income taxes paid, net of refunds received, disaggregated by federal, state/local, and foreign taxes and by individual jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. The ASU also requires additional qualitative disclosures. ASU 2023-09 is effective prospectively for annual periods beginning after December 15, 2024, and early adoption and retrospective application are permitted. The ASU will impact the Company's income tax disclosures beginning with the financial statements included in the 2025 Annual Report on Form 10-K, but will have no impact on its results of operations, cash flows or financial condition.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* (DISE), which requires public entities to disaggregate any relevant expense caption presented on the face of the income statement within continuing operations into the following required natural expense categories, as applicable: (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization, and (5) depreciation, depletion and amortization recognized as part of oil- and gas-producing activities or other depletion expenses. These disclosures must be made in a tabular format in the footnotes to the financial statements. The new standard does not change the requirements for the presentation of expenses on the face of the statement of earnings. The ASU is effective prospectively for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, and early adoption and retrospective application are permitted. The ASU will impact the Company's expense disclosures beginning with the financial statements included in the 2027 Annual Report on Form 10-K, but will have no impact on its results of operations, cash flows or financial condition.



Note B: Business Combinations, Divestitures, Discontinued Operations and Assets and Liabilities Held for Sale

Business Combinations

Revenues and pretax earnings attributable to operations acquired in 2024 (as subsequently described) included in the Company's consolidated statement of earnings were $261 million and $38 million, respectively, for the year ended December 31, 2024. Pretax earnings attributable to acquired operations for 2024 reflect the impact of selling acquired inventory after its markup to fair value as part of acquisition accounting, including $20 million related to the Blue Water Industries LLC transaction.

Blue Water Industries LLC. On April 5, 2024, the Company completed the acquisition of 20 active aggregates operations in Alabama, South Carolina, South Florida, Tennessee, and Virginia from affiliates of Blue Water Industries LLC (BWI Southeast) for $2.05 billion in cash. The BWI Southeast acquisition complements Martin Marietta's existing geographic footprint in the southeast region by allowing the Company to expand into new growth platforms in target markets, including Tennessee and South Florida. The results from the acquired operations are reported in the Company's East Group.

The Company determined the acquisition-date fair values of assets acquired and liabilities assumed. The Company has recorded preliminary fair values of the assets acquired and liabilities assumed, which are subject to additional reviews that are not yet complete. As such, these amounts are subject to change during the measurement period, which extends no longer than one year from the consummation date, and remains open as of December 31, 2024. Notably, during the measurement period, the Company increased the acquisition-date fair value of property, plant and equipment by $91 million and reduced goodwill by $82 million. Specific accounts subject to ongoing purchase accounting adjustments include, but are not limited to, property, plant and equipment; goodwill; other assets; other liabilities; and deferred income taxes. The goodwill generated by the transaction is not deductible for income tax purposes.

The following is a summary of the preliminary estimated fair values of the assets acquired and liabilities assumed as of April 5, 2024:

(in millions)		
Assets:		
Inventories	$	47
Property, plant and equipment[1]		2,052
Intangible assets, other than goodwill		19
Other assets		2
Total assets		2,120
Liabilities:		
Deferred income taxes		234
Asset retirement obligations		3
Other liabilities		96
Total liabilities		333
Net identifiable assets acquired		1,787
Goodwill		263
Total consideration	$	2,050

[1] Includes mineral reserves of $1.9 billion.

The following unaudited pro forma financial information summarizes the combined results of operations for the Company and BWI Southeast as though the companies were combined as of January 1, 2023. The unaudited pro forma financial information does not purport to project the future financial position or operating results of the combined company. Consistent with the assumed acquisition date of January 1, 2023, the pro forma financial results include acquisition and integration expenses of $23 million and a $20 million charge for selling inventory after its markup to fair value for the year ended December 31, 2023.



The following pro forma financial information is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place as of January 1, 2023:

years ended December 31 (in millions)	2024		2023	
Revenues	$	6,588	$	7,003
Net earnings from continuing operations attributable to Martin Marietta	$	2,028	$	1,117

Other Business Combinations. On January 12, 2024, the Company acquired Albert Frei & Sons, Inc. (AFS), a leading aggregates producer in Colorado. This acquisition provides more than 60 years (at current production levels) of high-quality, hard rock reserves to better serve new and existing customers and enhances the Company's aggregates platform in the Denver metropolitan area. The Company determined the acquisition-date fair values of the assets acquired and liabilities assumed. As of December 31, 2024, the measurement period is closed. The goodwill generated by the transaction is not deductible for income tax purposes. The acquisition is reported in the Company's West Group and is immaterial for pro-forma financial statement disclosures.

On October 25, 2024, the Company completed the acquisition of Youngquist Brothers Rock, LLC (YBR), a leading aggregates supplier in the Fort Myers, Florida area. This acquisition allows the Company to serve new and existing customers and enhances the Company's aggregates platform in South Florida. The acquisition was financed through short-term borrowings, which were repaid upon a public debt offering completed on November 4, 2024 (see Note G). The Company has recorded preliminary fair values of the assets acquired and liabilities assumed, which are subject to additional reviews that are not yet complete. Thus, these amounts are subject to change during the measurement period, which extends no longer than one year from the consummation date, and remains open as of December 31, 2024. Specific accounts subject to ongoing purchase accounting adjustments, include, but are not limited to, property, plant and equipment; goodwill; other assets; and other liabilities. The goodwill generated by the transaction is deductible for income tax purposes. The acquisition is reported in the Company's East Group and is immaterial for pro-forma financial statement disclosures.

On December 13, 2024, the Company acquired R.E. Janes Gravel Co. (RE Janes), an aggregates bolt-on in Texas. The Company has recorded preliminary fair values of the assets acquired and liabilities assumed, which are subject to additional reviews that are not yet complete. Thus, these amounts are subject to change during the measurement period, which extends no longer than one year from the consummation date, and remains open as of December 31, 2024. Specific accounts subject to ongoing purchase accounting adjustments, include, but are not limited to, property, plant and equipment; goodwill; other assets; and other liabilities. The goodwill generated by the transaction is deductible for income tax purposes. The acquisition is reported in the Company's West Group and is immaterial for pro-forma financial statement disclosures.

In 2024, the Company completed acquisitions for total consideration of $1.6 billion, excluding the BWI Southeast transaction. On a combined preliminary basis, these acquisitions (excluding BWI Southeast) included $1.5 billion of property, plant and equipment (including $1.3 billion in mineral reserves), $115 million of goodwill, $27 million of other intangibles and $92 million of deferred income taxes. Individually and on a combined basis, these acquisitions are immaterial for pro-forma financial statement disclosures.

Divestitures

On February 9, 2024, the Company completed the sale of its South Texas cement business and certain of its related ready mixed concrete operations to CRH Americas Materials, Inc., a subsidiary of CRH plc, for $2.1 billion in cash plus normal customary closing adjustments. Specifically, the divested facilities included the Hunter cement plant in New Braunfels, Texas, related cement distribution terminals and 20 ready mixed concrete plants that served the Austin and San Antonio region, all of which were classified as assets held for sale as of December 31, 2023. The divestiture provided proceeds the Company used to consummate the BWI Southeast acquisition. The transaction resulted in a pretax gain of $1.3 billion, which is included in *Other operating income, net*, in the Company's consolidated statement of earnings for the year ended December 31, 2024 and is exclusive of transaction expenses incurred due to the divestiture. The divested operations and the gain on divestiture are reported in the West Group.

On October 31, 2023, the Company completed the sale of its Tehachapi, California cement plant to UNACEM Corp S.A.A. for $315 million in cash. In connection with the divestiture, the Company recorded a $26 million pretax loss in discontinued operations.

In May 2023, the Company divested its Stockton cement import terminal in California.



Discontinued Operations

The associated financial results for the Company's California cement and ready mixed concrete operations, which were part of the Company's West Group, were reported as discontinued operations on the consolidated statements of earnings through their respective divestiture dates. As of December 31, 2024 and 2023, no operations were classified as discontinued operations.

Financial results for the Company's discontinued operations are as follows:

years ended December 31 (in millions)	2023	2022
Revenues	$ 94	$ 309
Pretax (loss) earnings from operations	$ (16)	$ 16
Pretax loss on divestitures and sales of assets	(24)	—
Pretax (loss) earnings	(40)	16
Income tax (benefit) expense	(10)	5
(Loss) Earnings from discontinued operations, net of income tax (benefit) expense	$ (30)	$ 11

Cash flow information for the Company's discontinued operations is as follows:

years ended December 31 (in millions)	2023	2022
Net cash provided by (used for) operating activities	$ 1	$ (32)
Additions to property, plant and equipment	$ (3)	$ (16)
Proceeds from divestitures and sales of assets	372	250
Net cash provided by investing activities	$ 369	$ 234

Assets and Liabilities Held for Sale

Assets and liabilities held for sale at December 31, 2024 included certain nonoperating land. At December 31, 2023, assets and liabilities held for sale also included the South Texas cement plant, related cement distribution terminals, and 20 ready mixed concrete plants which were sold in February 2024.

Assets and liabilities held for sale are as follows:

December 31 (in millions)	2024	2023
Inventories, net	$ —	$ 61
Investment land	8	18
Other assets	—	4
Property, plant and equipment	—	327
Intangible assets, excluding goodwill	—	122
Operating lease right-of-use assets	—	15
Goodwill	—	260
Total current assets held for sale	$ 8	$ 807
Lease obligations	$ —	$ (16)
Asset retirement obligations	—	(2)
Total current liabilities held for sale	$ —	$ (18)



Note C: Goodwill and Other Intangible Assets

The following table shows the changes in goodwill by reportable segment and in total:

December 31 (in millions)	East Group	West Group	Total
			2024
Balance at beginning of period	$ 764	$ 2,625	$ 3,389
Acquisitions	267	111	378
Balance at end of period	$ 1,031	$ 2,736	$ 3,767

	East Group	West Group	Total
			2023
Balance at beginning of period	$ 764	$ 2,885	$ 3,649
Goodwill allocated to assets held for sale	—	(260)	(260)
Balance at end of period	$ 764	$ 2,625	$ 3,389

Intangible assets subject to amortization consist of the following:

December 31 (in millions)	Gross Amount	Accumulated Amortization	Net Balance
			2024
Noncompetition agreements	$ 4	$ (4)	$ —
Customer relationships	462	(101)	361
Operating permits	370	(62)	308
Use rights and other	30	(13)	17
Trade names	23	(17)	6
Total	$ 889	$ (197)	$ 692

	Gross Amount	Accumulated Amortization	Net Balance
			2023
Noncompetition agreements	$ 4	$ (4)	$ —
Customer relationships	421	(80)	341
Operating permits	369	(56)	313
Use rights and other	14	(12)	2
Trade names	24	(16)	8
Total	$ 832	$ (168)	$ 664

Intangible assets deemed to have an indefinite life that are therefore not amortized consist of the following:

December 31 (in millions)	Building Materials Business	Magnesia Specialties	Total
			2024
Operating permits	$ 7	$ —	$ 7
Use rights	29	—	29
Trade names	—	2	2
Total	$ 36	$ 2	$ 38

	Building Materials Business	Magnesia Specialties	Total
			2023
Operating permits	$ 7	$ —	$ 7
Use rights	25	—	25
Trade names	—	2	2
Total	$ 32	$ 2	$ 34



Intangible assets acquired during 2024, of which $46 million were from business combinations, are as follows:

(in millions, except year data)	Amount	Weighted-average amortization period
Subject to amortization:		
Customer relationships	$ 40	11 years
Use rights and other	16	10 years
Permits	1	40 years
Total subject to amortization	$ 57	11 years
Not subject to amortization:		
Use rights and other	5	N/A
Total	$ 62	

Amortization expense for intangible assets for the years ended December 31, 2024, 2023 and 2022 was $29 million, $28 million and $27 million, respectively.

The estimated amortization expense for intangible assets for each of the next five years and thereafter is as follows:

(in millions)	
2025	$ 33
2026	31
2027	30
2028	30
2029	29
Thereafter	539
Total	$ 692

Note D: Accounts Receivable, Net

December 31 (in millions)	2024	2023
Customer receivables	$ 678	$ 747
Other current receivables	8	18
Total accounts receivable	686	765
Less: allowance for estimated credit losses	(8)	(12)
Accounts receivable, net	$ 678	$ 753

Note E: Inventories, Net

December 31 (in millions)	2024	2023
Finished products	$ 1,327	$ 1,152
Products in process	24	25
Raw materials	65	60
Supplies and expendable parts	162	155
Total inventories	1,578	1,392
Less: allowances	(463)	(403)
Inventories, net	$ 1,115	$ 989



Note F: Property, Plant and Equipment, Net

December 31 (in millions)	2024	2023
Land and land improvements	$ 1,858	$ 1,599
Mineral reserves and interests	6,328	2,982
Buildings	175	160
Machinery and equipment	6,117	5,380
Construction in progress	313	333
Finance lease right-of-use assets	295	254
Total property, plant and equipment	15,086	10,708
Less: accumulated depreciation, depletion and amortization	(4,977)	(4,522)
Property, plant and equipment, net	$ 10,109	$ 6,186

Depreciation, depletion and amortization expense related to property, plant and equipment was $540 million, $480 million and $473 million for the years ended December 31, 2024, 2023 and 2022, respectively. Depreciation, depletion and amortization expense includes amortization of right-of-use assets from finance leases.

At both December 31, 2024 and 2023, $40 million of the Building Materials business' property, plant and equipment, net, were located in The Bahamas and Canada.

Note G: Debt

December 31 (in millions)	2024	2023
4.250% Senior Notes, due 2024	$ —	$ 400
7% Debentures, due 2025	125	125
3.450% Senior Notes, due 2027	299	299
3.500% Senior Notes, due 2027	493	492
2.500% Senior Notes, due 2030	472	472
2.400% Senior Notes, due 2031	890	890
5.150% Senior Notes, due 2034	738	—
6.25% Senior Notes, due 2037	228	228
4.250% Senior Notes, due 2047	591	590
3.200% Senior Notes, due 2051	851	850
5.500% Senior Notes, due 2054	726	—
Total debt	5,413	4,346
Less: current maturities	(125)	(400)
Long-term debt	$ 5,288	$ 3,946

On July 2, 2024, the Company used available liquidity to repay the $400 million of 4.250% Senior Notes at maturity.

On November 4, 2024, the Company issued $750 million aggregate principal amount of 5.150% Senior Notes due 2034 (the 5.150% Senior Notes due 2034) and $750 million aggregate principal amount of 5.500% Senior Notes due 2054 (the 5.500% Senior Notes due 2054) pursuant to a base indenture, dated as of May 22, 2017 (the Base Indenture), as amended and supplemented from time to time, including by the Fifth Supplemental Indenture, dated as of November 4, 2024, and, together with the Base Indenture (the Indenture) between the Company and Regions Bank, as trustee, governing these notes. On the consolidated balance sheets, the 5.150% Senior Notes due 2034 and 5.500% Senior Notes due 2054 are carried net of original issue discount, which will be amortized using the effective interest method over the terms of the issues. A portion of the net proceeds of the 5.150% Senior Notes due 2034 and 5.500% Senior Notes due 2054 were used for the repayment of all borrowings outstanding under the Company's short-term borrowing facilities. The remaining net proceeds were used for general corporate purposes, including acquisitions, land purchases and other capital needs.



Prior to September 1, 2034, with respect to the 5.150% Senior Notes due 2034, and prior to June 1, 2054, with respect to the 5.500% Senior Notes due 2054 (each, a Par Call Date), the Company may redeem the notes of a series, at its option, in whole or in part, at any time or from time to time, at a redemption price equal to the greater of: (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes of such series are scheduled to mature on the applicable Par Call Date) on a semi-annual basis at the applicable Treasury Rate (as defined in the Indenture) plus 15 basis points, in the case of the 5.150% Senior Notes due 2034, and 20 basis points, in the case of the 5.500% Senior Notes due 2054, less (b) interest accrued to, but excluding, the redemption date, and (ii) 100% of the principal amount of the notes of the applicable series to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date. On or after the applicable Par Call Date and prior to maturity, the Company may redeem the note of a series, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes of such series being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

The Company's 7% Debentures due 2025, 3.450% Senior Notes due 2027, 3.500% Senior Notes due 2027, 2.500% Senior Notes due 2030, 2.400% Senior Notes due 2031, 5.150% Senior Notes due 2034, 6.25% Senior Notes due 2037, 4.250% Senior Notes due 2047, 3.200% Senior Notes due 2051 and 5.500% Senior Notes due 2054 (collectively, the Senior Notes) are senior unsecured obligations of the Company, ranking equal in right of payment with the Company's existing and future unsubordinated indebtedness. The Senior Notes, with the exception of the 7% Debentures due 2025 and the 6.25% Senior Notes due 2037, are redeemable prior to their respective par call dates, as defined, at a make-whole redemption price, and at a price equal to 100% of the principal amount after their respective par call dates and prior to their respective maturity dates. The 6.25% Senior Notes due 2037 are redeemable in whole at any time or in part from time to time at a make-whole redemption price. Upon a change-of-control repurchase event and a resulting below-investment-grade credit rating, the Company would be required to make an offer to repurchase all outstanding Senior Notes, with the exception of the 7% Debentures due 2025, at a price in cash equal to 101% of the principal amount of the Senior Notes, plus any accrued and unpaid interest.

The Senior Notes are carried net of original issue discount, which is being amortized by the effective interest method over the life of the issue. The principal amount as of December 31, 2024, effective interest rate and maturity date for the Senior Notes are as follows:

	Principal Amount (in millions)	Effective Interest Rate	Maturity Date
7% Debentures	$ 125	7.05%	December 1, 2025
3.450% Senior Notes	$ 300	3.55%	June 1, 2027
3.500% Senior Notes	$ 495	3.61%	December 15, 2027
2.500% Senior Notes	$ 478	2.71%	March 15, 2030
2.400% Senior Notes	$ 896	2.48%	July 15, 2031
5.150% Senior Notes	$ 750	5.33%	December 1, 2034
6.25% Senior Notes	$ 230	6.32%	May 1, 2037
4.250% Senior Notes	$ 598	4.32%	December 15, 2047
3.200% Senior Notes	$ 866	3.29%	July 15, 2051
5.500% Senior Notes	$ 750	5.70%	December 1, 2054

The Company has a credit agreement with JPMorgan Chase Bank, N.A., as Administrative Agent, Deutsche Bank Securities, Inc., PNC Bank, N.A., Truist Bank and Wells Fargo Bank, N.A., as Syndication Agents, and the lenders party thereto (the Credit Agreement), which provides for a $800 million five-year senior unsecured revolving facility (the Revolving Facility) with a maturity date of December 21, 2029. Borrowings under the Revolving Facility bear interest, at the Company's option, at rates based upon the Secured Overnight Financing Rate (SOFR) or a base rate, plus, for each rate, a margin determined in accordance with a ratings-based pricing grid. Any outstanding principal amounts, together with interest accrued thereon, are due in full on that maturity date. There were no borrowings outstanding under the Revolving Facility as of December 31, 2024 and 2023. Available borrowings under the Revolving Facility are reduced by any outstanding letters of credit issued by the Company under the Revolving Facility. At December 31, 2024 and 2023, the Company had $3 million of outstanding letters of credit issued and $797 million available for borrowing under the Revolving Facility. The Company paid the bank group an upfront loan commitment fee that is being amortized over the life of the Revolving Facility. The Revolving Facility includes an annual facility fee.



The Credit Agreement requires the Company's ratio of consolidated net debt-to-consolidated earnings before interest, taxes, depreciation, depletion and amortization, as defined, for the trailing-twelve months (the Ratio) to not exceed 3.50x as of the end of any fiscal quarter, provided that the Company may exclude from the Ratio any debt incurred in connection with certain acquisitions during the quarter or three preceding quarters so long as the Ratio calculated without such exclusion does not exceed 4.00x. Additionally, if no amounts are outstanding under the Revolving Facility or the Company's trade receivable securitization facility (discussed later), consolidated debt, as defined, which includes debt for which the Company is a guarantor, shall be reduced in an amount equal to the lesser of $500 million or the sum of the Company's unrestricted cash and temporary investments, for purposes of the covenant calculation. The Company was in compliance with the Ratio at December 31, 2024.

The Company, through a wholly-owned special-purpose subsidiary, has a $400 million trade receivable securitization facility (the Trade Receivable Facility). On September 18, 2024, the Company extended the maturity to September 17, 2025. The Trade Receivable Facility, with Truist Bank, Regions Bank, First-Citizens Bank & Trust Company, and certain other lenders that may become a party to the facility from time to time, is backed by eligible trade receivables, as defined. Borrowings are limited to the lesser of the facility limit or the borrowing base, as defined. These receivables are originated by the Company and then sold or contributed to the wholly-owned special-purpose subsidiary. The Company continues to be responsible for the servicing and administration of the receivables purchased by the wholly-owned special-purpose subsidiary. Borrowings under the Trade Receivable Facility bear interest at a rate equal to Adjusted Term Secured Overnight Financing Rate (Adjusted Term SOFR), as defined, plus 0.8%. The Trade Receivable Facility contains a cross-default provision to the Company's other debt agreements. Subject to certain conditions, including lenders providing the requisite commitments, the Trade Receivable Facility may be increased to a borrowing base not to exceed $500 million. At December 31, 2024 and 2023, there were no borrowings outstanding under the Trade Receivable Facility.

The Company's long-term debt maturities for each of the next five years and thereafter are as follows:

(in millions)		
2025	$	125
2026		—
2027		792
2028		—
2029		—
Thereafter		4,496
Total	$	5,413

Note H: Financial Instruments

The Company's financial instruments include temporary cash investments, restricted cash, accounts receivable, accounts payable, publicly-registered long-term notes, debentures and other long-term debt.

Temporary cash investments are placed primarily in money market funds, money market demand deposit accounts and Eurodollar time deposit accounts with financial institutions. The Company's cash equivalents have maturities of less than three months. Due to the short maturity of these investments, they are carried on the consolidated balance sheets at cost, which approximates fair value.

Restricted cash at December 31, 2023 was held in a trust account with a third-party intermediary. Due to the short-term nature of this account, the carrying value of restricted cash approximated its fair value.

Accounts receivable are due from a large number of customers, primarily in the construction industry, and are dispersed across wide geographic and economic regions. However, accounts receivable are more heavily concentrated in certain states, namely Texas, North Carolina, Colorado, California, Georgia, Florida, Minnesota, Arizona, South Carolina and Iowa. The carrying values of accounts receivable approximate their fair values.

Accounts payable represent amounts owed to suppliers and vendors. The estimated carrying value of accounts payable approximates its fair value due to the short-term nature of the payables.

The carrying value and fair value of the Company's long-term debt were $5.4 billion and $4.8 billion, respectively, at December 31, 2024 and $4.3 billion and $3.9 billion, respectively, at December 31, 2023. The estimated fair value of the Company's publicly-registered long-term debt was estimated based on Level 1 of the fair value hierarchy using quoted market prices.



Note I: Income Taxes

The components of the Company's income tax expense from continuing operations are as follows:

years ended December 31 (in millions)	2024	2023	2022
Federal income taxes:			
Current	$ 565	$ 264	$ 175
Deferred	(41)	(11)	18
Total federal income taxes	524	253	193
State income taxes:			
Current	80	43	35
Deferred	(4)	(3)	6
Total state income taxes	76	40	41
Total current foreign income taxes	—	—	1
Income tax expense	$ 600	$ 293	$ 235

The Company generated foreign pretax earnings of $13 million, earnings of $8 million and a loss of $2 million for the years ended December 31, 2024, 2023 and 2022, respectively. Deferred foreign income tax expense is not material.

The Company's effective income tax rate on continuing operations varied from the statutory United States income tax rate due to the following tax differences:

years ended December 31	2024	2023	2022
Statutory income tax rate	21.0%	21.0%	21.0%
(Reduction) increase resulting from:			
Effect of statutory depletion	(1.4)	(2.3)	(2.4)
State income taxes, net of federal tax benefit	2.3	2.1	2.9
Goodwill write-off for divestiture	1.8	—	0.5
Federal tax credits	(0.5)	(0.8)	(0.9)
Equity investments in renewable energy tax credits, net	(0.3)	(0.2)	—
Other items	0.2	(0.2)	0.4
Effective income tax rate	23.1%	19.6%	21.5%

The higher 2024 effective income tax rate versus 2023 was driven by the impact of the February 2024 divestiture of the South Texas cement business and certain related ready mixed concrete operations, which included the write-off of certain nondeductible goodwill. The higher 2022 effective tax rate versus 2023 was primarily driven by the impact of the divestiture of the Colorado and Central Texas ready mixed concrete businesses.

The statutory depletion deduction for all years is calculated as a percentage of revenues, subject to certain limitations. Due to these limitations, changes in the sales volumes and pretax earnings may not proportionately affect the Company's statutory depletion deduction and the corresponding impact on the effective income tax rate. However, the impact of the depletion deduction on the estimated effective tax rate is inversely affected by increases or decreases in pretax earnings.

The Company invests in renewable energy investment entities which qualify for tax credits and other tax benefits and are accounted for under the proportional amortization method. For the year ended December 31, 2024, amortization of these investments plus income recapture, which are included in the line item *Income tax expense* in the consolidated statements of earnings, were $148 million and $16 million, respectively, and offset by $153 million of tax credits and $17 million of other tax benefits. For the year ended December 31, 2023, amortization plus income recapture of similar investments were $26 million and $1 million, respectively, offset by $24 million of tax credits and $2 million of other tax benefits. There was no investment amortization for the year ended December 31, 2022. As of December 31, 2024, the Company has committed to additional equity contributions of $44 million for tax equity investments related to RETC projects. These amounts, which are expected to be paid in 2025, are recorded in the line item *Other current liabilities* on the consolidated balance sheet.



The Internal Revenue Service has provided certain disaster tax relief for North Carolina businesses affected by Hurricanes Debby and Helene, which allows the Company to defer estimated federal and certain state income, payroll and excise tax payments for the period from August 2024 through April 2025. The deferred obligation will be due May 1, 2025. The Company deferred income tax payments of $102 million under this provision as of December 31, 2024.

The principal components of the Company's deferred tax assets and liabilities are as follows:

December 31	Deferred Assets (Liabilities)	
(in millions)	2024	2023
Deferred tax assets related to:		
Inventories	$ 147	$ 121
Valuation and other reserves	65	34
Net operating loss carryforwards	2	3
Accumulated other comprehensive loss	41	54
Lease liabilities	147	142
Other items, net	13	4
Gross deferred tax assets	415	358
Valuation allowance on deferred tax assets	(2)	(3)
Total net deferred tax assets	413	355
Deferred tax liabilities related to:		
Property, plant and equipment	(1,158)	(828)
Goodwill and other intangibles	(171)	(168)
Right-of-use assets	(144)	(142)
Partnerships and joint ventures	(47)	(34)
Employee benefits	(62)	(57)
Total deferred tax liabilities	(1,582)	(1,229)
Deferred income taxes, net	$ (1,169)	$ (874)

The Company had immaterial gross domestic federal net operating loss (NOL) carryforwards at both December 31, 2024 and 2023. The Company had gross domestic state NOL carryforwards of $24 million and $43 million at December 31, 2024 and 2023, respectively. The domestic federal and state carryforwards have various expiration dates through 2044. The Company also had immaterial domestic state tax credit carryforwards at December 31, 2024 and 2023, which have various expiration dates through 2044.

The Company expects to reinvest the earnings from its wholly-owned Canadian and Bahamian subsidiaries indefinitely, and accordingly, has not provided deferred taxes on the subsidiaries' undistributed net earnings or basis differences. The Company believes that the tax liability that would be incurred upon repatriation of the foreign earnings was immaterial at December 31, 2024 and 2023.

The Company's unrecognized tax benefits are immaterial for the years ended December 31, 2024, 2023 and 2022. Unrecognized tax benefits are reversed as a discrete event if an examination of applicable tax returns is not initiated by a federal or state tax authority within the statute of limitations or upon effective settlement with federal or state tax authorities. Management believes its accrual for unrecognized tax benefits is sufficient to cover uncertain tax positions reviewed during audits by taxing authorities. The Company anticipates an immaterial decrease in its unrecognized tax benefits during the twelve months ending December 31, 2025, due to the expiration of the statutes of limitations for the 2021 tax year.

The Company's tax years subject to federal, state or foreign examinations are 2020 through 2024.



Note J: Retirement and Other Benefit Plans

Defined Benefit Retirement Plans. The Company sponsors defined benefit retirement plans that cover substantially all employees. Defined retirement benefits for salaried employees are based on each employee's years of service and average compensation for a specified period of time before retirement. Defined retirement benefits for hourly employees are generally stated amounts for specified periods of service.

The Company sponsors a Supplemental Excess Retirement Plan (SERP) that generally provides for the payment of retirement benefits in excess of allowable Internal Revenue Code limits. The SERP generally provides for a lump-sum payment of vested benefits. When these benefit payments exceed the sum of the service and interest costs for the SERP during a year, the Company recognizes a pro rata portion of the SERP's unrecognized actuarial loss as settlement expense.

The net periodic benefit cost of defined benefit plans includes the following components:

years ended December 31 (in millions)	2024		2023		2022
Service cost	$	38	$ 33	$	48
Interest cost		55	51		41
Expected return on assets		(79)	(71)		(77)
Amortization of:					
Prior service cost		6	6		4
Actuarial loss		2	1		4
Settlement charge		—	—		5
Net periodic benefit cost	$	22	$ 20	$	25

The components of net periodic benefit cost, other than service cost, are included in the line item *Other nonoperating income, net*, in the consolidated statements of earnings. Based on the roles of the employees, service cost is included in *Cost of revenues* or *Selling, general and administrative expenses* line items in the consolidated statements of earnings.

The expected return on assets is calculated by applying an annually selected expected long-term rate of return assumption to the estimated fair value of the plan assets during the year, giving consideration to contributions and benefits paid.

The Company recognized the following pretax amounts in consolidated comprehensive earnings:

years ended December 31 (in millions)	2024		2023		2022
Actuarial (gain) loss	$	(44)	$ 21	$	(115)
Prior service cost		—	—		48
Amortization of:					
Prior service cost		(6)	(6)		(4)
Actuarial loss		(2)	(1)		(4)
Settlement charge		—	—		(5)
Total	$	(52)	$ 14	$	(80)

During 2022, the Company amended its qualified pension plan to provide an enhanced benefit for eligible hourly active participants who retire subsequent to April 30, 2022, which resulted in a remeasurement of the qualified pension plan as of February 28, 2022. The remeasurement increased the defined benefit plans' unrecognized prior service cost by $48 million.

Accumulated other comprehensive loss includes the following amounts that have not yet been recognized in net periodic benefit cost:

December 31 (in millions)	2024			2023		
	Gross		Net of tax	Gross		Net of tax
Prior service cost	$ 37	$	7	$ 42	$	20
Actuarial loss	17		3	64		30
Total	$ 54	$	10	$ 106	$	50



The defined benefit plans' change in projected benefit obligation is as follows:

years ended December 31 (in millions)	2024		2023	
Net projected benefit obligation at beginning of year	$	970	$	858
Service cost		38		33
Interest cost		55		51
Actuarial (gain) loss		(46)		73
Gross benefits paid		(50)		(45)
Net projected benefit obligation at end of year	$	967	$	970

The largest component of the actuarial gain in 2024 was the impact of the higher discount rate compared with 2023. The actuarial loss in 2023 was primarily attributable to a lower discount rate compared with 2022.

The Company's change in plan assets, funded status and amounts recognized on the Company's consolidated balance sheets are as follows:

years ended December 31 (in millions)	2024		2023	
Fair value of plan assets at beginning of year	$	1,177	$	1,067
Actual return on plan assets, net		77		123
Employer contributions		34		32
Gross benefits paid		(50)		(45)
Fair value of plan assets at end of year	$	1,238	$	1,177

December 31 (in millions)	2024		2023	
Funded status of the plan at end of year	$	271	$	207
Accrued benefit credit	$	271	$	207

December 31 (in millions)	2024		2023	
Amounts recognized on consolidated balance sheets consist of:				
Noncurrent asset	$	371	$	308
Current liability		(13)		(8)
Noncurrent liability		(87)		(93)
Net amount recognized at end of year	$	271	$	207

The accumulated benefit obligation for all defined benefit pension plans was $879 million and $882 million at December 31, 2024 and 2023, respectively.

Benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows:

December 31 (in millions)	2024		2023	
Projected benefit obligation	$	100	$	101
Accumulated benefit obligation	$	90	$	91
Fair value of plan assets	$	—	$	1

Weighted-average assumptions used to determine benefit obligations as of December 31 are:

	2024	2023
Discount rate	6.00%	5.58%
Rate of increase in future compensation levels	4.50%	4.50%



Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31 are:

	2024	2023	2022
Discount rate	**5.58%**	5.88%	3.44%
Rate of increase in future compensation levels	**4.50%**	4.50%	4.50%
Expected long-term rate of return on assets	**6.75%**	6.75%	6.75%

The expected long-term rate of return on pension fund assets is based on the current asset class mix of the Company's pension plan assets, current capital market conditions and a stochastic forecast of future conditions.

As of December 31, 2024 and 2023, the Company estimated the remaining lives of participants in the pension plans using the Pri-2012 Base tables. The no-collar table was used for salaried participants and the blue-collar table was used for hourly participants; the tables were adjusted to reflect both the mortality experience of the Company's participants and a geospatial mortality analysis. The Company used the MP-2020 mortality improvement scale for 2024 and 2023.

Retirement plan assets are invested in listed stocks, bonds, real estate, private infrastructure and cash equivalents. The target allocation for 2024 and the actual pension plan asset allocation by asset class are as follows:

	Percentage of Plan Assets		
	2024 Target	December 31	
Asset Class	Allocation	2024	2023
Equity securities	56%	**58%**	53%
Debt securities	28%	**22%**	27%
Real estate	10%	**10%**	12%
Private infrastructure	6%	**8%**	8%
Cash	0%	**2%**	0%
Total	100%	**100%**	100%

The Company's investment strategy is for equity securities to be invested in mid-sized to large capitalization U.S. funds, and small capitalization, international and emerging growth funds. Debt securities, or fixed income investments, are invested in funds benchmarked to the Barclays U.S. Aggregate Bond Index.



The fair values of pension plan assets by asset class and fair value hierarchy level are as follows:

| December 31 | Fair Value Measurements | | | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Net Asset Value	Total Fair Value
(in millions)			2024		
Equity securities[1]:					
Mid-sized to large cap	$ —	$ —	$ —	$ 359	$ 359
Small cap, international and emerging growth funds	—	—	—	361	361
Debt securities[1]:					
Core fixed income	—	—	—	271	271
Real estate	—	—	—	130	130
Private infrastructure	—	—	—	96	96
Cash equivalents	—	—	—	21	21
Total	$ —	$ —	$ —	$ 1,238	$ 1,238

			2023		
Equity securities[1]:					
Mid-sized to large cap	$ —	$ —	$ —	$ 307	$ 307
Small cap, international and emerging growth funds	—	—	—	320	320
Debt securities[1]:					
Core fixed income	—	—	—	319	319
Real estate	—	—	—	137	137
Private infrastructure	—	—	—	90	90
Cash equivalents	—	—	—	4	4
Total	$ —	$ —	$ —	$ 1,177	$ 1,177

[1]. These investments are common collective investment trusts valued using the net asset value (NAV) unit price provided by the fund administrator. The NAV is based on the value of the underlying assets owned by the fund.

Real estate investments are stated at estimated fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Real estate investments are valued at NAV based on the plan's proportionate shares of the real estate funds' fair value as recorded by the trustees/general partner of the funds. The funds are real estate investment trust based funds that offer participation in an actively managed, primarily core portfolio of equity real estate. The funds allocate gains, losses and expenses to investors based on the ownership percentage to determine the NAV. Private infrastructure assets represent investments in a fund that is stated at fair value. For financial assets in the fund that are actively traded in organized financial markets, fair value is based on exchange-quoted market prices. For investments in the fund for which there is no quoted market price, fair value is determined by the trustees/general partner of the fund based on discounted expected future cash flows prepared by third-party professionals.

In 2024 and 2023, the Company made combined pension plan and SERP contributions of $34 million and $32 million, respectively. The Company currently estimates that it will contribute $40 million to its pension plans in 2025.

The expected benefit payments to be paid from plan assets for each of the next five years and the five-year period thereafter are as follows:

(in millions)	
2025	$ 59
2026	$ 60
2027	$ 63
2028	$ 66
2029	$ 65
Years 2030 - 2034	$ 353



Postretirement and Postemployment Benefits. The Company provides other postretirement benefits for certain employees, including medical benefits for retirees and their spouses and retiree life insurance. Employees starting on or after January 1, 2002 are not eligible for postretirement welfare plans. Postretirement medical benefits are paid from the Company's assets. The obligation, if any, for retiree medical payments is subject to the terms of the plan. At December 31, 2024 and 2023, the Company's recorded benefit obligation related to these benefits totaled $7 million and $8 million, respectively. The Company also provides certain benefits, such as disability benefits, to former or inactive employees after employment but before retirement.

Defined Contribution Plan. The Company maintains a defined contribution plan that covers substantially all employees. This plan, qualified under Section 401(a) of the Internal Revenue Code, is a retirement savings and investment plan for the Company's salaried and hourly employees. Under certain provisions of the plan, the Company matches employees' eligible contributions at established rates. The Company's matching obligations were $22 million in both 2024 and 2023, and $23 million in 2022.

Note K: Stock-Based Compensation

On May 19, 2016, the Company's shareholders approved the Martin Marietta Amended and Restated Stock-Based Award Plan. The Martin Marietta Materials, Inc. Stock-Based Award Plan, as amended from time to time, along with the Amended Omnibus Securities Award Plan, originally approved in 1994 (collectively, the Plans), are still effective for awards made prior to 2017. The Company has been authorized by the Board of Directors to repurchase shares of the Company's common stock for issuance under the stock-based award plans (see Note M).

The Company grants restricted stock awards under the Plans to a group of executive officers, key personnel and nonemployee members of the Board of Directors. The vesting of certain restricted stock awards is based on certain performance criteria over a specified period of time. The number of shares may be increased to the maximum or reduced to the minimum threshold based on the results of those criteria. In addition, certain awards are granted to individuals to encourage retention and motivate key employees. These awards generally vest if the employee is continuously employed over a specified period of time and require no payment from the employee. Awards granted to nonemployee members of the Board of Directors vest immediately.

The fair value of stock-based award grants is expensed over the vesting period. Awards to employees eligible for retirement prior to the award becoming fully vested are expensed over the period through the date that the employee first becomes eligible to retire and is no longer required to provide service to earn the award. Awards granted to nonemployee members of the Board of Directors are expensed immediately.

Additionally, an incentive compensation stock plan has been adopted under the Plans whereby certain participants may elect to use up to 50% of their annual incentive compensation to acquire units representing shares of the Company's common stock at a 20% discount to the market value on the date of the incentive compensation award. Participants receive unrestricted shares of common stock in an amount equal to their respective units generally at the end of a 34-month period of additional employment from the date of award or at retirement beginning at age 62. All rights of ownership of the common stock convey to the participants upon the issuance of their respective shares at the end of the ownership-vesting period.

The following table summarizes information for restricted stock awards and incentive compensation stock awards for 2024:

| | Restricted Stock - Service Based | | Restricted Stock - Performance Based | | Incentive Compensation Stock | |
	Number of Awards	Weighted-Average Grant-Date Fair Value	Number of Awards	Weighted-Average Grant-Date Fair Value	Number of Awards	Weighted-Average Grant-Date Fair Value
January 1, 2024	210,643	$ 289.26	98,150	$ 384.02	17,326	$ 364.09
Awarded	46,323	$ 553.17	29,746	$ 595.00	11,543	$ 548.68
Distributed	(60,143)	$ 307.63	(81,439)	$ 352.52	(12,760)	$ 389.15
Forfeited	(5,289)	$ 389.70	(5,490)	$ 443.71	(566)	$ 400.15
Adjustment for performance	—	$ —	47,537	$ 362.60	—	$ —
December 31, 2024	191,534	$ 370.27	88,504	$ 468.71	15,543	$ 497.76



The weighted-average grant-date fair value per share of service-based restricted stock awards granted during 2024, 2023 and 2022 was $553.17, $369.18 and $362.77, respectively. The weighted-average grant-date fair value per share of performance-based restricted stock awards granted during 2024, 2023 and 2022 was $595.00, $392.73 and $406.99, respectively. The weighted-average grant-date fair value per share of incentive compensation stock awards granted during 2024, 2023 and 2022 was $548.68, $362.08 and $369.05, respectively.

The aggregate intrinsic values for unvested service-based and performance-based restricted stock awards of $145 million and unvested incentive compensation stock awards of $2 million at December 31, 2024 were based on the closing price of the Company's common stock at December 31, 2024, which was $516.50. The aggregate intrinsic values of service-based and performance-based restricted stock awards distributed during the years ended December 31, 2024, 2023 and 2022 were $76 million, $48 million and $65 million, respectively. The aggregate intrinsic values of incentive compensation stock awards distributed during the years ended December 31, 2024, 2023 and 2022 were $4 million, $4 million and $3 million, respectively. The aggregate intrinsic values for distributed awards were based on the closing prices of the Company's common stock on the dates of distribution.

Prior to 2016, under the Plans, the Company granted options to employees to purchase its common stock at a price equal to the closing market value at the date of grant. Options become exercisable in four annual installments beginning one year after date of grant. Outstanding options expire ten years after the grant date.

The following table includes summary information for stock options as of December 31, 2024:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (years)
Outstanding at January 1, 2024	6,103	$ 144.14	
Exercised	(2,480)	$ 128.89	
Outstanding at December 31, 2024	3,623	$ 154.58	0.4
Exercisable at December 31, 2024	3,623	$ 154.58	0.4

The aggregate intrinsic values of options exercised during each of the three years ended December 31, 2024, 2023 and 2022 were immaterial. The aggregate intrinsic values for options outstanding and exercisable at December 31, 2024 were immaterial and were based on the closing price of the Company's common stock at December 31, 2024, which was $516.50.

At December 31, 2024, there were approximately 0.3 million awards available for grant under the Plans. In 2016, the Company's shareholders approved the issuance of an additional 0.8 million shares of common stock under the Plans.

In 1996, the Company adopted the Shareholder Value Achievement Plan to award shares of the Company's common stock to key senior employees based on certain common stock performance criteria over a long-term period. As of December 31, 2024, 0.2 million shares of common stock remain reserved for issuance. No awards have been granted under this plan since 2000.

The Company adopted and the shareholders approved the Common Stock Purchase Plan for Directors in 1996, which provides nonemployee members of the Board of Directors the election to receive all or a portion of their total fees in the form of the Company's common stock. Beginning in 2016, members of the Board of Directors were not required to defer any of their fees in the form of the Company's common stock. Under the terms of this plan, 0.3 million shares of common stock were reserved for issuance. Nonemployee members of the Board of Directors elected to defer portions of their fees representing 834, 1,333 and 1,767 shares of the Company's common stock under this plan during 2024, 2023 and 2022, respectively.



The following table summarizes stock-based compensation expense for the years ended December 31, 2024, 2023 and 2022, unrecognized compensation cost for nonvested awards at December 31, 2024 and the weighted-average period over which unrecognized compensation cost will be recognized:

(in millions, except year data)	Restricted Stock (Service- and Performance-Based)	Incentive Compensation Stock	Directors' Fees Paid in Stock	Total
Stock-based compensation expense recognized for years ended December 31:				
2024	$ 56	$ 1	$ 1	$ 58
2023	$ 49	$ 1	$ —	$ 50
2022	$ 41	$ 1	$ 1	$ 43
Unrecognized compensation cost at December 31, 2024	$ 28	$ 1	$ —	$ 29
Weighted-average period over which unrecognized compensation cost will be recognized	1.9 years	1.8 years		

Total tax benefits related to stock-based compensation expense were $9 million, $9 million and $8 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The following presents expected stock-based compensation expense in future periods for outstanding awards as of December 31, 2024:

(in millions)	
2025	$ 19
2026	$ 8
2027	$ 1
2028	$ 1
Total	$ 29

Stock-based compensation expense is primarily included in *Selling, general and administrative expenses* in the Company's consolidated statements of earnings.

Note L: Leases

The Company has leases, primarily for equipment, railcars, fleet vehicles, office space, land, information technology equipment and software. The Company's leases have remaining lease terms, inclusive of options to renew that the Company is reasonably certain to exercise, ranging from less than one year to 46 years. Some of the Company's leases include options to terminate the leases within one year.

Certain of the Company's lease agreements include payments based upon variable rates, including, but not limited to, hours used, tonnage processed and factors related to indices. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The components of lease cost are as follows:

years ended December 31 (in millions)	**2024**	2023	2022
Operating lease cost	$ 76	$ 77	$ 73
Finance lease cost:			
Amortization of right-of-use assets	26	21	18
Interest on lease liabilities	6	5	4
Variable lease cost	14	18	17
Short-term lease cost	46	46	45
Total lease cost	$ 168	$ 167	$ 157



The Company has royalty agreements that are prescriptively excluded from the scope of ASC 842 and generally require royalty payments based on tons produced, tons sold or total sales dollars and also contain minimum payments. Royalty expense was $92 million, $86 million and $78 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The balance sheet classifications of operating and finance leases are as follows:

December 31 (in millions)	2024	2023
Operating leases:		
Operating lease right-of-use assets	$ 376	$ 372
Current operating lease liabilities	$ 56	$ 53
Noncurrent operating lease liabilities	335	327
Total operating lease liabilities	$ 391	$ 380
Finance leases:		
Property, plant and equipment	$ 295	$ 254
Accumulated depreciation	(83)	(59)
Property, plant and equipment, net	$ 212	$ 195
Other current liabilities	$ 19	$ 20
Other noncurrent liabilities	202	180
Total finance lease liabilities	$ 221	$ 200

The incremental borrowing rate ranged from 0.4% to 6.0% for the years ended December 31, 2024 and 2023. Weighted-average remaining lease terms and discount rates are as follows:

December 31	2024	2023
Weighted-average remaining lease terms (years):		
Operating leases	11.0	11.7
Finance leases	18.1	18.3
Weighted-average discount rates:		
Operating leases	4.6%	4.3%
Finance leases	3.3%	2.6%

Future lease payments as of December 31, 2024 are as follows:

(in millions)	Operating Leases	Finance Leases
2025	$ 72	$ 26
2026	65	19
2027	53	18
2028	43	16
2029	38	15
Thereafter	234	202
Total lease payments	505	296
Less: imputed interest	(114)	(75)
Present value of lease payments	391	221
Less: current lease obligations	(56)	(19)
Total long-term lease obligations	$ 335	$ 202



Note M: Shareholders' Equity

The authorized capital structure of the Company includes 100 million shares of common stock, with a par value of $0.01 per share. At December 31, 2024, approximately 1.0 million common shares were reserved for issuance under stock-based award plans.

Pursuant to authority granted by its Board of Directors, the Company can repurchase up to 20 million shares of common stock. During 2024, the Company repurchased 0.8 million shares of common stock. During each of 2023 and 2022, the Company repurchased 0.4 million shares of common stock. Future share repurchases are at the discretion of management. At December 31, 2024, 11.9 million shares of common stock were remaining under the Company's repurchase authorization.

Note N: Commitments and Contingencies

Legal and Administrative Proceedings. The Company is engaged in certain legal and administrative proceedings incidental to its normal business activities. In the opinion of management and counsel, based upon currently available facts, the likelihood is remote that the ultimate outcome of any litigation and other proceedings, including those pertaining to environmental matters (see Note A), relating to the Company and its subsidiaries, will have a material adverse effect on the overall results of the Company's operations, its cash flows or its financial position.

Asset Retirement Obligations. The Company incurs reclamation and teardown costs as part of its mining and production processes. Estimated future obligations are discounted to their present value and accreted to their projected future obligations via charges to operating expenses. Additionally, the fixed assets recorded concurrently with the liabilities are depreciated over the period until retirement activities are expected to occur. Total accretion and depreciation expenses for 2024, 2023 and 2022 were $28 million, $17 million and $16 million, respectively, and are included in *Other operating income, net*, in the consolidated statements of earnings.

The following shows the changes in asset retirement obligations:

years ended December 31 (in millions)	2024		2023		2022
Balance at beginning of year	$	400	$ 380	$	307
Accretion expense		11	11		10
Liabilities incurred and liabilities assumed in business combinations		12	34		79
Liabilities settled		(2)	(28)		(14)
Revisions in estimated cash flows		9	(13)		(3)
Liabilities reclassified from assets held for sale		2	16		1
Balance at end of year	$	432	$ 400	$	380

Other Environmental Matters. The Company's operations are subject to and affected by federal, state and local laws and regulations relating to the environment, health and safety, and other regulatory matters. Certain of the Company's operations may, from time to time, involve the use of substances that are classified as toxic or hazardous within the meaning of these laws and regulations. Environmental operating permits are, or may be, required for certain of the Company's operations, and such permits are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental remediation liability is inherent in the operation of the Company's businesses, as it is with other companies engaged in similar businesses. The Company has no material provisions for environmental remediation liabilities and does not believe such liabilities will have a material adverse effect on the Company in the future.

Insurance Reserves. At December 31, 2024 and 2023, reserves of $53 million and $47 million, respectively, were recorded for insurance claims.

Letters of Credit. In the normal course of business, the Company provides certain third parties with standby letter of credit agreements guaranteeing its payment for certain insurance claims, contract performance and permit requirements. At December 31, 2024, the Company was contingently liable for $37 million in letters of credit.

Surety Bonds. At December 31, 2024, the Company was contingently liable for $818 million in surety bonds required by certain states and municipalities and their related agencies. The bonds are provided in the normal course of business and are principally for certain insurance claims, construction contracts, reclamation obligations and mining permits guaranteeing the Company's own performance. The Company has indemnified the underwriting insurance company against any exposure under the surety bonds. In the Company's past experience, no material claims have been made against these financial instruments.



Purchase Commitments. The Company had purchase commitments for property, plant and equipment of $162 million as of December 31, 2024. The Company also had other purchase obligations related to energy and service contracts of $158 million as of December 31, 2024. The Company's contractual purchase commitments as of December 31, 2024 are as follows:

(in millions)		
2025	$	215
2026		21
2027		15
2028		12
2029		12
Thereafter		45
Total	$	320

Capital expenditures in 2024, 2023 and 2022 that were purchase commitments as of the prior year end were $139 million, $111 million and $90 million, respectively.

Contracts of Affreightment and Royalty Commitments. Future minimum contracts of affreightment and royalty commitments for all noncancelable agreements that are not accounted for as leases on the Company's consolidated balance sheet as of December 31, 2024 are as follows:

(in millions)	Contracts of Affreightment		Royalty Commitments	
2025	$	17	$	27
2026		17		15
2027		18		14
2028		—		13
2029		—		10
Thereafter		—		86
Total	$	52	$	165

Employees. Approximately 13% of the Company's employees are represented by a labor union. All such employees are hourly employees. The Company maintains collective bargaining agreements relating to the union employees within the Building Materials business and Magnesia Specialties segment. All of the hourly employees of the Magnesia Specialties segment, located in Manistee, Michigan, and Woodville, Ohio, are represented by labor unions. The Woodville collective bargaining agreement expires in June 2026. The Manistee collective bargaining agreement expires in August 2027.

Note O: Segments

As of December 31, 2024, the Building Materials business is comprised of four divisions that represent individual operating segments. These operating segments are consolidated into two reportable segments, the East Group and the West Group, for financial reporting purposes, as they meet the aggregation criteria. The Magnesia Specialties business represents an individual operating and reportable segment. The accounting policies used for segment reporting are the same as those described in Note A.

The Company's Chief Operating Decision Maker (CODM) is the Chair, President and Chief Executive Officer. The CODM reviews results by reportable segment on a quarterly basis and allocates resources to achieve the Company's strategic objectives based on an evaluation of each reportable segment's performance. This evaluation is largely based on segment earnings from operations, as management believes this is the best metric of segment profitability and operating performance. Segment earnings from operations is also a measure in the determination of incentive compensation targets and awards. Segment earnings from operations include revenues less cost of revenues; selling, general and administrative expenses; other operating income and expenses, net; and exclude interest income and expense; other nonoperating income and expenses, net; and income tax expense. The significant expense categories shown below align with the segment-level information regularly provided to the CODM. Other costs of revenues for each reportable segment include mainly repairs and maintenance, contract services, supplies and royalties.

Corporate loss from operations primarily includes depreciation and amortization; expenses for corporate administrative functions; acquisition, divestiture and integration expenses; and other nonrecurring income and expenses not attributable to operations of the Company's other operating segments.



The following tables display selected financial data for the Company's reportable segments. Revenues, as presented on the consolidated statements of earnings, reflect the elimination of intersegment revenues, which represent sales from one segment to another segment and are immaterial. Revenues and earnings (loss) from operations reflect continuing operations only. Income tax expense is not allocated to the Company's reportable segments.

Earnings from operations for the West Group included a $1.3 billion gain and $16 million of transaction expenses in 2024 and $6 million of transaction expenses in 2023 on the divestiture of the South Texas cement business and certain of its related ready mixed concrete operations (see Note B); a noncash asset and portfolio rationalization charge of $50 million (see Note R) in 2024; and a nonrecurring gain on divestiture of $152 million in 2022.

year ended December 31, 2024 (in millions)	East Group	West Group	Magnesia Specialties	Total Reportable Segments	Corporate	Total
Segment Revenues	$ 2,941	$ 3,275	$ 320	$ 6,536	$ —	$ 6,536
Less:						
Labor and benefits expense	391	402	39	832	1	833
Raw materials expense	96	466	18	580	—	580
Depreciation, depletion and amortization expense	259	254	15	528	3	531
Energy expense	145	147	31	323	—	323
External freight expense	108	220	31	359	—	359
Other costs of revenues	905	1,013	79	1,997	35	2,032
Selling, general and administrative expenses	139	187	20	346	101	447
Acquisition, divestiture and integration expenses	—	16	—	16	34	50
Other operating expense (income), net	7	(1,307)	(3)	(1,303)	(23)	(1,326)
Segment Earnings (Loss) from Operations	$ 891	$ 1,877	$ 90	$ 2,858	$ (151)	$ 2,707
Interest expense						169
Other nonoperating income, net						(58)
Consolidated earnings from continuing operations before income tax expense						$ 2,596

year ended December 31, 2023 (in millions)	East Group	West Group	Magnesia Specialties	Total Reportable Segments	Corporate	Total
Segment Revenues	$ 2,763	$ 3,699	$ 315	$ 6,777	$ —	$ 6,777
Less:						
Labor and benefits expense	362	433	36	831	(7)	824
Raw materials expense	104	556	22	682	—	682
Depreciation, depletion and amortization expense	205	261	13	479	3	482
Energy expense	152	216	37	405	—	405
External freight expense	113	233	30	376	—	376
Other costs of revenues	854	1,050	80	1,984	1	1,985
Selling, general and administrative expenses	124	177	18	319	124	443
Acquisition, divestiture and integration expenses	—	6	—	6	6	12
Other operating (income) expense, net	(8)	(10)	3	(15)	(13)	(28)
Segment Earnings (Loss) from Operations	$ 857	$ 777	$ 76	$ 1,710	$ (114)	$ 1,596
Interest expense						165
Other nonoperating income, net						(62)
Consolidated earnings from continuing operations before income tax expense						$ 1,493



year ended December 31, 2022 (in millions)	East Group	West Group	Magnesia Specialties	Total Reportable Segments	Corporate	Total
Segment Revenues	$ 2,468	$ 3,389	$ 304	$ 6,161	$ —	$ 6,161
Less:						
Labor and benefits expense	340	428	35	803	—	803
Raw materials expense	118	568	27	713	—	713
Depreciation, depletion and amortization expense	205	255	12	472	3	475
Energy expense	175	280	45	500	—	500
External freight expense	143	259	31	433	—	433
Other costs of revenues	740	1,008	63	1,811	3	1,814
Selling, general and administrative expenses	115	166	16	297	100	397
Acquisition, divestiture and integration expenses	—	—	—	—	9	9
Other operating income, net	(8)	(164)	(1)	(173)	(17)	(190)
Segment Earnings (Loss) from Operations	$ 640	$ 589	$ 76	$ 1,305	$ (98)	$ 1,207
Interest expense						169
Other nonoperating income, net						(53)
Consolidated earnings from continuing operations before income tax expense						$ 1,091

Assets employed by segment include assets directly identified with those operations. Corporate assets consist primarily of cash, cash equivalents and restricted cash; property, plant and equipment for corporate operations; and other assets not directly identifiable with a reportable segment.

December 31 (in millions) **Assets employed**	**2024**	2023
East Group	$ **8,452**	$ 5,131
West Group	**7,941**	7,697
Magnesia Specialties	**269**	250
Total reportable segments	**16,662**	13,078
Corporate	**1,508**	2,047
Total	$ **18,170**	$ 15,125

years ended December 31 (in millions) **Total property additions, including the impact of acquisitions**	**2024**	2023	2022
East Group	$ **3,185**	$ 231	$ 189
West Group	**1,216**	342	302
Magnesia Specialties	**32**	39	32
Total reportable segments	**4,433**	612	523
Corporate	**22**	14	21
Total	$ **4,455**	$ 626	$ 544

years ended December 31 (in millions) **Property additions through acquisitions**	**2024**	2023	2022
East Group	$ **2,853**	$ —	$ —
West Group	**732**	—	3
Total	$ **3,585**	$ —	$ 3



Note P: Revenues and Gross Profit

The following tables, which are reconciled to consolidated amounts, provide revenues and gross profit (loss) by line of business: Building Materials (further divided by product line) and Magnesia Specialties. Interproduct revenues represent sales from the aggregates product line to the cement and ready mixed concrete and asphalt and paving product lines and sales from the cement product line to the ready mixed concrete product line. Effective January 1, 2024, the Company combined the cement and ready mixed concrete product lines. This change was driven by the reduced significance of each of these product lines relative to the Building Materials business and consolidated operating results from recent divestitures. Additionally, there is a significant relationship between these product lines, as the ready mixed concrete product line is a significant customer of the cement product line. Revenues and gross profit (loss) reflect continuing operations only.

years ended December 31 (in millions) Revenues	2024		2023		2022
Building Materials business:					
Aggregates	$ 4,514	$	4,302	$	3,879
Cement and ready mixed concrete	1,083		1,518		1,395
Asphalt and paving	869		887		788
Less: interproduct revenues	(250)		(245)		(205)
Total Building Materials business	6,216		6,462		5,857
Magnesia Specialties	320		315		304
Total	$ 6,536	$	6,777	$	6,161

years ended December 31 (in millions) Gross profit (loss)	2024		2023		2022
Building Materials business:					
Aggregates	$ 1,449	$	1,378	$	984
Cement and ready mixed concrete	260		436		273
Asphalt and paving	101		109		81
Total Building Materials business	1,810		1,923		1,338
Magnesia Specialties:	107		97		91
Corporate	(39)		3		(6)
Total	$ 1,878	$	2,023	$	1,423

The above information for 2023 and 2022 has been reclassified to conform to current-year presentation. For the year ended December 31, 2023, the cement product line reported revenues of $726 million, inclusive of $217 million to the ready mixed concrete product line, and gross profit of $334 million. For the year ended December 31, 2023, the ready mixed concrete product line reported revenues of $1.0 billion and gross profit of $102 million. For the year ended December 31, 2022, the cement product line reported revenues of $620 million, inclusive of $178 million to the ready mixed concrete product line, and gross profit of $203 million. For the year ended December 31, 2022, the ready mixed concrete product line reported revenues of $953 million and gross profit of $70 million. Revenues from sales of cement to the ready mixed concrete product line were previously eliminated in the interproduct revenues line.

Domestic and foreign revenues are as follows:

years ended December 31 (in millions)	2024		2023		2022
Domestic	$ 6,487	$	6,707	$	6,078
Foreign	49		70		83
Total	$ 6,536	$	6,777	$	6,161



Performance Obligations. Performance obligations are contractual promises to transfer or provide a distinct good or service for a stated price. The Company's product sales agreements are single-performance obligations that are satisfied at a point in time. Performance obligations within paving service agreements are satisfied over time, primarily ranging from one day to two years. Customer payment terms are generally 30 days from invoice date. Customer payments for the paving operations are based on a contractual billing schedule and are typically "paid-when-paid", meaning the Company is paid once the customer is paid.

Future revenues from unsatisfied performance obligations at December 31, 2024, 2023 and 2022 were $255 million, $251 million and $239 million, respectively, where the remaining periods to complete these obligations ranged from one month to 36 months at December 31, 2024, one month to 22 months at December 31, 2023 and two months to 34 months at December 31, 2022.

Service Revenues. Service revenues, which include paving operations located in California and Colorado, were $411 million, $411 million and $354 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Note Q: Supplemental Cash Flow Information

Noncash investing and financing activities are as follows:

years ended December 31 (in millions)		2024		2023		2022
Accrued liabilities for purchases of property, plant and equipment	$	143	$	128	$	152
Right-of-use assets obtained in exchange for new operating lease liabilities	$	68	$	63	$	27
Right-of-use assets obtained in exchange for new finance lease liabilities	$	17	$	22	$	12
Remeasurement of operating lease right-of-use assets	$	7	$	10	$	(3)
Remeasurement of finance lease right-of-use assets	$	27	$	—	$	(13)
Acquisition of assets through asset exchange	$	—	$	5	$	—

Supplemental disclosures of cash flow information are as follows:

years ended December 31 (in millions)		2024		2023		2022
Cash paid for interest, net of amount capitalized	$	158	$	159	$	165
Cash paid for income taxes	$	382	$	292	$	201
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows used for operating leases	$	77	$	77	$	79
Operating cash flows used for finance leases	$	6	$	5	$	5
Financing cash flows used for finance leases	$	20	$	17	$	15

Note R: Other Operating Income, Net

Other operating income, net, is comprised generally of gains and losses on divestitures and the sale of assets; asset and portfolio rationalization charges; recoveries and losses related to certain customer accounts receivable; recoveries and losses on the resolution of contingency accruals; rental, royalty and services income; and accretion expense, depreciation expense, and gains and losses related to asset retirement obligations. These net amounts represented income of $1.3 billion, $28 million and $190 million in 2024, 2023 and 2022, respectively.

In 2024, other operating income, net, included a $1.3 billion pretax gain on the divestiture of the South Texas cement business and certain of its related ready mixed concrete operations and $28 million of gains on land sales, which were partially offset by a $50 million pretax, noncash asset and portfolio rationalization charge. The 2024 noncash asset and portfolio rationalization charge relates to the Company's decision to discontinue usage of certain long-haul distribution facilities to transport aggregates products into Colorado because the AFS acquisition completed in January 2024 provides more economical, local aggregates supply. This charge, which is reported in the West Group, reflects the Company's evaluation of the recoverability of certain long-lived assets, including property, plant and equipment and operating lease right-of-use assets, for the cessation of these railroad operations.

In 2023, other operating income, net, included $20 million of gains on land sales.



In 2022, other operating income, net, included a $152 million pretax gain on the divestiture of the Colorado and Central Texas ready mixed concrete operations.

Note S: Other Nonoperating Income, Net

Other nonoperating income, net, is comprised generally of interest income; foreign currency transaction gains and losses; pension and postretirement benefit cost (excluding service cost); net equity earnings from nonconsolidated investments and other miscellaneous income and expenses. Other nonoperating income, net, was $58 million, $62 million and $53 million in 2024, 2023 and 2022, respectively. In 2024, other nonoperating income, net, included $40 million of interest income and $10 million of third-party railroad track maintenance expense. In 2023, other nonoperating income, net, included $47 million of interest income and $9 million of third-party railroad track maintenance expense. In 2022, other nonoperating income, net, included $14 million of interest income, a $12 million pretax gain related to the repurchase of the Company's debt and $8 million of third-party railroad track maintenance expense.



INTRODUCTORY OVERVIEW



Martin Marietta Materials, Inc. (the Company or Martin Marietta) is a natural resource-based building materials company, with 2024 revenues of $6.5 billion and 2024 net earnings from continuing operations attributable to Martin Marietta of $2.0 billion, inclusive of a $976 million after-tax nonrecurring gain on the divestiture of the Company's South Texas cement plant and related ready mixed concrete operations (the Divestiture). These results were achieved in part by supplying aggregates (crushed stone, sand and gravel) through its network of approximately 390 quarries, mines and distribution yards in 28 states, Canada and The Bahamas. Martin Marietta also provides cement and downstream products, namely ready mixed concrete, asphalt and paving services, in certain markets where the Company has a leading aggregates position. Specifically, the Company has one cement plant and two cement distribution facilities in Texas, ready mixed concrete operations in Arizona and Texas, and asphalt operations in Arizona, California, Colorado and Minnesota. Paving services are offered in California and Colorado.

The Company's heavy-side building materials are used in infrastructure, nonresidential and residential construction projects. Aggregates are also used in agricultural, utility and environmental applications and as railroad ballast. The aggregates, cement, ready mixed concrete and asphalt and paving product lines are reported collectively as the "Building Materials" business.



As more fully discussed in the *Strategic Objectives* section, geography is critically important for the Building Materials business. The Company conducts its Building Materials business through two reportable segments, organized by geography: East Group and West Group. The East Group, consisting of the East and Central divisions, provides aggregates and asphalt products. The West Group is comprised of the Southwest and West divisions and provides aggregates, cement, ready mixed concrete, asphalt and paving services.



Reportable Segments	East Group	West Group
Operating Locations	Alabama, Florida, Georgia, Indiana, Iowa, Kansas, Kentucky, Maryland, Minnesota, Missouri, Nebraska, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Virginia, West Virginia, Nova Scotia and The Bahamas	Arizona, Arkansas, California, Colorado, Louisiana, Oklahoma, Texas, Utah, Washington and Wyoming
Product Lines	Aggregates and Asphalt	Aggregates, Cement, Ready Mixed Concrete, Asphalt and Paving Services
Facility Types	Quarries, Mines, Asphalt Plants and Distribution Facilities	Quarries, Cement Plants, Asphalt Plants, Ready Mixed Concrete Plants and Distribution Facilities
Modes of Transportation	Truck, Railcar, Ship and Barge	Truck and Railcar

The following ten states accounted for 81% of the Building Materials business 2024 revenues: Texas, North Carolina, Colorado, California, Georgia, Florida, Minnesota, Arizona, South Carolina and Iowa.



Magnesia Specialties

The Company operates a Magnesia Specialties business with production facilities in Michigan and Ohio. The Magnesia Specialties business produces magnesia-based chemicals products used in industrial, agricultural and environmental applications. It also produces dolomitic lime sold primarily to customers for steel production and soil stabilization. Magnesia Specialties' products are shipped to customers domestically and worldwide.

Strategic Objectives

The Company's strategic planning process, or **S**trategic **O**perating **A**nalysis and **R**eview (SOAR), provides the framework for execution of Martin Marietta's long-term strategic plan. Guided by this framework and considering the cyclicality of the Building Materials business, the Company determines capital allocation priorities to maximize long-term shareholder value creation. The Company's strategy includes ongoing evaluation of aggregates-led opportunities of scale in new domestic markets (*i.e.,* platform acquisitions) and expansion through acquisitions that complement existing operations (*i.e.,* bolt-on acquisitions). The Company finances such opportunities with the goal of preserving its financial flexibility by having a leverage ratio (consolidated net debt to consolidated earnings before interest, taxes, depreciation, depletion and amortization, earnings/loss from nonconsolidated equity affiliates and certain other adjustments as specified in the *Results of Operations* section, or Adjusted EBITDA) within a range of 2.0 times to 2.5 times within a reasonable period of time (typically within 18 months) following the completion of a debt-financed transaction. SOAR also includes the identification and potential disposition of assets that are not consistent with stated strategic goals. Notably, the Company completed nearly $6.0 billion worth of portfolio-optimizing transactions in 2024, divesting non-strategic cement and related ready mixed concrete businesses and redeploying the net proceeds into aggregates-led acquisitions in attractive markets (see Note B to the consolidated financial statements).

The Company, by purposeful design, will continue to be an aggregates-led business that focuses on markets with strong, underlying growth fundamentals where it can sustain or achieve a leading market position. Aggregates gross profit represented 76% of 2024 total reportable segment gross profit. For Martin Marietta, strategic cement and targeted downstream operations are located where the Company has, or envisions, among other things, a clear path toward a leading aggregates position. Additionally, strategic cement operations are geared toward markets in which supply cannot be meaningfully interdicted by waterborne product deliveries.





Generally, the Company's building materials are both sourced and sold locally. As a result, geography is critically important when assessing market attractiveness and growth opportunities. Attractive geographies generally exhibit (a) population growth and/or high population density, both of which are drivers of heavy-side building materials consumption; (b) business and employment diversity, drivers of greater economic stability; and (c) a superior state financial position, a driver of public infrastructure investment.

Population growth and density are typically assessed based on a site's proximity to one of the megaregions in the United States. Megaregions are large networks of metropolitan population centers covering thousands of square miles. According to *America 2050*, a planning and policy program of the Regional Plan Association, most of the nation's population and economic growth through 2050 will occur in 11 megaregions. The Company has a meaningful presence in ten megaregions. As evidence of the successful execution of SOAR, the Company's leading positions in the Texas Triangle, Colorado's Front Range, northern and southern California and Arizona's Sun Corridor megaregions and its growth platform in the southern portion of the Northeast megaregion are the results of acquisitions since 2011. The Company's enhanced positions in the Piedmont Atlantic megaregion and Florida megaregion were expanded with the Blue Water Industries LLC (BWI Southeast) acquisition completed during 2024. The Company has a legacy presence in the southeastern portion of the Great Lakes megaregion, encompassing operations in Indiana and Ohio, as well as the Gulf Coast megaregion in Texas.

![MEGAREGIONS AND BUILDING MATERIALS BUSINESS LOCATIONS - As of December 31, 2024. Map of the United States showing megaregions (Cascadia, Northern California, Southern California, Arizona Sun Corridor, Front Range, Texas Triangle, Gulf Coast, Great Lakes, Northeast, Piedmont Atlantic, Florida) with Martin Marietta Locations marked. Source: America 2050]

The Company focuses its geographic footprint along significant transportation and commerce corridors, particularly in key Sunbelt metropolitan statistical areas (MSAs) across the Southeast and Southwest. The retail sector (both e-commerce as well as brick and mortar) values transportation corridors, as logistics and distribution are critical considerations for construction supporting that industry. In addition, technology companies view these areas as attractive locations for data centers.

The Company considers a state's financial health rating, as issued by S&P Global Ratings, in determining the opportunities and attractiveness of areas for both expansion and/or development. The Company's top ten revenue-generating states have been evaluated and scored a financial health rating of AA- or higher, where AAA is the highest score. The Company also reviews the state's ability to secure additional infrastructure funding and financing.



In line with the Company's strategic objectives, management's overall focus includes:

- Upholding the Company's commitment to its Mission, Vision and Values
- Building and maintaining the world's safest, best-performing and most-durable aggregates-led public company
- Navigating effectively through construction cycles to balance investment decisions against expected product demand
- Tracking shifts in population dynamics, as well as local, state and national economic conditions, to ensure changing trends are reflected in the execution of the strategic plan
- Integrating acquired businesses efficiently to maximize the return on the investment
- Allocating capital in a prudent manner consistent with the following long-standing priorities while maintaining financial flexibility:
  - Acquisitions
  - Organic capital investment
  - Return of cash to shareholders through both meaningful and sustainable dividends as well as share repurchases

Safety Performance

The Company's safety culture and performance sets the foundation for its long-term strategic plan and its financial and operational strength. For 2024, the Company achieved a record company-wide Lost-Time Incident Rate (LTIR) of 0.129, the eighth consecutive year of world-class or better LTIR thresholds, and a company-wide Total Injury Incident Rate (TIIR) of 0.650, the fourth consecutive year of world-class or better TIIR thresholds.

BUSINESS ENVIRONMENT

Building Materials Business

The Building Materials business serves customers in the construction marketplace. The business' profitability is sensitive to national, regional and local economic conditions and cyclical swings in construction spending, which are affected by fluctuations in levels of public-sector infrastructure funding; interest rates; access to capital markets; and demographic, geographic, employment and population dynamics.

The heavy-side construction business, inclusive of much of the Company's operations, is conducted outdoors. Therefore, erratic weather patterns, precipitation and other weather-related conditions, including flooding, hurricanes, extreme hot and cold temperatures, earthquakes, droughts and wildfires, can significantly affect production schedules, shipments, costs, efficiencies and profitability. Generally, the financial results for the first and fourth quarters are influenced by the impacts of winter weather, while the second and third quarters can be subject to the impacts of heavy precipitation and excessive heat. The impacts of erratic weather patterns are more fully discussed in the *Building Materials Business' Key Considerations* section.

Product Lines

Aggregates are an engineered, granular material consisting of crushed stone, sand and gravel, manufactured to specific sizes, grades and chemistry for use primarily in construction applications. The Company's operations consist mostly of open pit quarries; however, the Company is also the largest operator of underground aggregates mines in the United States, with 14 active underground mines located in the East Group. The Company's aggregates reserves average more than 85 years at the 2024 annual production level.

Cement is the basic agent used to bind coarse aggregates, sand and water in the production of ready mixed concrete. Calcium carbonate in the form of limestone is the principal raw material used in the production of cement. The Company has a cement production facility in Midlothian, Texas, south of Dallas/Fort Worth, and operates two related distribution terminals. This production facility produces Portland limestone and specialty cements, with an annual clinker (an intermediary product of cement production) capacity at December 31, 2024 of approximately 2.4 million tons. The facility operated at approximately 72% utilization for clinker production in 2024. The Company completed a finishing capacity expansion project at the Midlothian plant in August 2024, which will provide 0.45 million tons of incremental annual cement production capacity. Further, the Company has converted its Midlothian plant to manufacture a less carbon-intensive Portland limestone cement, known as Type 1L, which has been approved by the Texas Department of Transportation and allows the production of more cement with less clinker.

Ready mixed concrete is measured in cubic yards and specifically batched or produced for customers' construction projects and then typically transported by mixer trucks and poured at the project site of a customer of the Company. The coarse aggregates used for ready mixed concrete are a washed material with limited amounts of fines (*i.e.*, dirt and clay). The Company operates ready mixed concrete plants in Arizona and Texas.

Asphalt is typically used in surfacing roads and parking lots and consists of liquid asphalt, or bitumen (the binding medium), and aggregates. Similar to ready mixed concrete, each asphalt batch is produced to customer specifications. The Company's asphalt operations are in Arizona, California, Colorado and Minnesota and related paving services are offered in California and Colorado.

Market dynamics for the downstream ready mixed concrete and asphalt product lines include a highly competitive environment and lower barriers to entry compared with the Company's upstream product lines of aggregates and cement.

End-Use Trends

The principal end-use markets of the Building Materials business are public infrastructure (*i.e.*, highways; streets; roads; bridges; and schools); nonresidential construction (*i.e.*, manufacturing and distribution facilities; data centers; industrial complexes; office buildings; large retailers and wholesalers; healthcare; hospitality; and energy-related activity); and residential construction (*i.e.*, subdivision development; and single- and multi-family housing). Aggregates are also used in agricultural, utility and environmental applications and as railroad ballast, collectively comprising the ChemRock/Rail market.

Public infrastructure projects can require several years to complete, while residential and nonresidential construction projects are usually completed within one year. Generally, customer purchase orders do not contain firm quantity commitments, regardless of end-use market.

Infrastructure

The public infrastructure market accounted for 37% of the Company's aggregates shipments in 2024. The Company's shipments to this end-use market are in line with the most recent five-year average of 36% and the most recent ten-year average of 37%.

Public construction projects, once awarded, are typically seen through to completion. Thus, delays from weather or other factors can serve to extend the duration of the construction cycle. While construction spending in the public and private market sectors is affected by economic cycles, public infrastructure spending has been comparatively more stable due to the predictability of funding from federal, state and local governments. The Infrastructure Investments and Jobs Act (IIJ Act) was signed into law on November 15, 2021 and contains a five-year surface transportation reauthorization plus $110 billion in new funding for roads, bridges and other hard infrastructure projects.

State and local initiatives that support infrastructure funding, including gas tax increases, new funding mechanisms and other ballot initiatives, are increasing in size and number as these governments recognize the need for their expanded role in public infrastructure investment. In November 2024, 77% of all infrastructure funding measures up for vote were approved. These approved infrastructure initiatives are estimated to generate $41 billion in one-time and recurring revenues, with initiatives in Texas, the Company's largest revenue-generating state, accounting for $5 billion of this total.

Nonresidential

The nonresidential construction market accounted for 35% of the Company's aggregates shipments in 2024. Large industrial projects of scale led by energy and domestic manufacturing continue to lead the segment, accounting for the majority of total nonresidential shipments. The Company expects enhanced federal investments will further support and accelerate growth trends in this end use, with a renewed focus on data centers for artificial intelligence infrastructure. While light nonresidential demand remained resilient through 2024, despite higher interest rates, high office vacancy rates and tighter commercial lending conditions, the Company expects 2025 demand in this segment to moderate, as it generally follows single-family residential development with a lag.

Residential

The residential construction market accounted for 23% of the Company's aggregates shipments in 2024. This end use typically moves in direct correlation with economic cycles. The Company's exposure to residential construction is split between aggregates used in the construction of subdivisions (including streets, sidewalks, utilities and storm and sewage drainage), single-family homes and multi-family units. Construction of both subdivisions and single-family homes is nearly three times



more aggregates intensive than construction of multi-family units. Therefore, the level of new subdivision starts, as well as new single-family housing permits, is a strong leading indicator of residential volumes. According to the United States Census Bureau, for the year ended December 31, 2024, seasonally-adjusted national single-family housing starts decreased 3% to approximately 1.1 million units compared with 2023 and seasonally-adjusted national single-family housing permits decreased 3% versus 2023. Housing demand far exceeds supply in the Company's key markets; however, a housing recovery is not expected until mortgage rates decline and/or affordability headwinds recede.

ChemRock/Rail

The remaining 5% of the Company's 2024 aggregates shipments was to the ChemRock/Rail market, which includes ballast and agricultural limestone. Ballast is an aggregates product used to stabilize railroad track beds. Agricultural lime, a high-calcium carbonate material, is used as a supplement in animal feed, a soil acidity neutralizer and agricultural growth enhancer. Additionally, ChemRock/Rail includes rip rap (used as a stabilizing material to control erosion caused by water runoff at embankments, ocean beaches, inlets, rivers and streams) and high-calcium limestone (used as filler in glass, plastic, paint, rubber, adhesives, grease and paper). Chemical-grade, high-calcium limestone is used as a desulfurization material in utility plants.

Pricing Trends

Materials pricing for construction projects is generally based on terms committing to the availability of specified products of a stated quantity at an agreed-upon price during a definitive period. Because infrastructure projects often span multiple years, announced price changes can have a lag time before taking effect while the Company sells products under existing price agreements. Pricing escalators included in multi-year infrastructure contracts serve to somewhat mitigate this effect. However, during periods of heightened or rapid increases in production costs, multi-year infrastructure contract pricing may provide only nominal pricing growth. Additionally, the Company may implement multiple price increases throughout the year, on a market-by-market basis, where appropriate. Pricing is determined locally and is affected by supply and demand characteristics of the local market. For further information on pricing, see the discussion in the *Financial Overview* section.





Cost Structure

Costs of revenues for the Building Materials business are components of costs incurred at the quarries, mines, cement plants, ready mixed concrete plants, asphalt plants, paving operations and distribution yards and facilities. Cost of revenues also includes the cost of resale materials, freight expenses to transport materials from a producing quarry or cement plant to a distribution yard or facility (internal freight), third-party freight and delivery costs incurred by the Company and then billed to customers (external freight) and production overhead costs.

Generally, the significant components of cost of revenues for the aggregates product line are (1) labor and benefits; (2) depreciation, depletion and amortization; (3) repairs and maintenance; (4) internal freight; (5) external freight; (6) supplies; (7) energy; and (8) contract services. In 2024, these categories represented 89% of the aggregates product line's total cost of revenues.



Variable costs are expenses that fluctuate with the level of production volume, while fixed costs are expenses that do not vary based on production or sales volume. Production is the key driver in determining the levels of variable costs, as it affects the number of hourly employees and related labor hours. Further, components of energy, supplies and repairs and maintenance costs also increase in connection with higher production volumes. Accordingly, the Company's operating leverage can be meaningful.

Generally, when the Company invests capital in facilities and equipment, increased capacity and productivity reduce labor and repair costs serving to offset increased fixed depreciation costs. However, the increased productivity and related efficiencies may not be fully realized in a lower-demand environment, resulting in under-absorption of fixed costs.

Wage and benefit inflation as well as other increases in labor costs may be somewhat mitigated by enhanced productivity in an expanding economy. During economic downturns, the Company reviews its operations and, where practical, temporarily idles certain sites. The Company then serves these markets with other open and proximate facilities. In certain markets, management can create production "super crews" that work on a rotating basis at various locations. For example, within a market, a crew may work three days per week at one quarry and the other two workdays at another quarry. This has allowed the Company to responsibly manage headcount in periods of lower product demand.

Typically, diesel fuel represents the single-largest component of energy costs for the Building Materials business. The average cost per gallon was $2.82 and $3.25 in 2024 and 2023, respectively. Changes in energy costs also affect the prices that the Company pays for related supplies, including explosives, conveyor belting and tires. Further, the Company's contracts for shipping products on its rail and waterborne distribution network typically include provisions for escalations or reductions in the amounts paid by the Company if the price of fuel moves outside a stated range.



Cement production is a capital-intensive operation with high fixed costs requiring plants to operate continuously, except during maintenance shutdowns. Maintenance of kiln and finishing mills typically necessitates a temporary plant shut-down for repairs. The Company adjusts production levels in anticipation of these planned maintenance periods.

The production of ready mixed concrete and asphalt requires the use of cement and liquid asphalt raw materials, respectively. Therefore, fluctuations in availability and prices for these raw materials directly affect the Company's operating results.

Building Materials Business' Key Considerations

Growth markets with limited supply of indigenous stone must be served via a long-haul distribution network

The U.S. Department of the Interior identified possible sources of indigenous rock and documented its limited supply in certain areas of the United States, including the coastal areas from Virginia to Texas. Further, certain interior United States markets may experience limited availability of locally sourced aggregates resulting from increasingly restrictive zoning, permitting and/or environmental laws and regulations. The Company's long-haul distribution network is used to supplement or, in many cases, wholly supply, the local crushed stone needs of these areas and provides the Company with the flexibility to effectively serve customers primarily in the Southwest and Southeast coastal markets.

The long-haul distribution network can also diversify market risk for locations that engage in long-haul transportation of aggregates products. This is particularly true where a producing quarry both serves a local market and transports products via rail, water and/or truck to be sold in other markets. The risk of a downturn in one market may be somewhat mitigated by other distant markets served by the location.

Product shipments are moved by truck, rail and water through the Company's long-haul distribution network. The Company's rail network primarily serves its Texas, Southeast and Gulf Coast markets, while the Company's Bahamas and Nova Scotia locations transport materials via oceangoing ships. The Company's strategic focus includes expanding inland and offshore capacity and acquiring distribution yards and port locations to offload transported material. As of December 31, 2024, the Company's distribution network consisted of 78 aggregates yards and 2 cement terminals.



The Company's rail shipments result in continued reliance on railroad operations, which are impacted by track congestion, crew and locomotive availability, the effects of adverse weather conditions and the ability to negotiate favorable railroad shipping contracts. Further, changes in the operating strategy of rail transportation providers can create operational inefficiencies and increased costs from the Company's rail network.



A portion of railcars and all ships in the Company's long-haul distribution network are under short- and long-term leases, some with purchase options, and contracts of affreightment. The limited availability of water and rail transportation providers, coupled with limited distribution sites, can adversely affect lease rates for such services and ultimately the freight rates.

The Company has agreements providing dedicated shipping capacity from its Bahamas and Nova Scotia operations to its coastal ports that expire in 2026 and 2027, respectively. These contracts of affreightment are take-or-pay contracts with minimum and maximum shipping requirements. The minimum requirements were met in 2024. There can be no assurance that such contracts will be renewed upon expiration or that terms will continue without significant increases.

Public infrastructure, historically the Company's largest end-use market, is funded through a combination of federal, state and local sources

Transportation investments generally boost the economy by creating jobs and enhancing mobility and access, which are priorities of many of the government's economic plans. Public-sector construction related to transportation infrastructure is funded through a combination of federal, state and local sources. The federal highway bill, currently the IIJ Act, provides annual funding for public-sector highway construction projects and includes spending authorizations, which represent the maximum financial obligation that will result from the immediate or future outlays of federal funds for highway and transit programs. The federal government's surface transportation programs are funded mostly through the receipts of highway user taxes placed in the Highway Trust Fund, which is divided into the Highway Account and the Mass Transit Account. Revenues credited to the Highway Trust Fund are primarily derived from a federal gas tax, a federal tax on certain other motor fuels and interest on the accounts' accumulated balances. Of the currently imposed federal gas tax of $0.184 per gallon, which has been static since 1993, $0.15 is allocated to the Highway Account of the Highway Trust Fund.

Since most states are required to balance their budgets, reductions in revenues generally require a reduction in states' expenditures. However, the impact of state revenue reductions on highway investment will vary depending on whether the monies come from dedicated revenue sources, such as highway user fees, or whether portions are paid for with general funds.

In addition to federal appropriations, each state typically funds its infrastructure investment from specifically allocated amounts collected from various user fees, typically gasoline taxes and vehicle fees. States have assumed a significantly larger role in funding infrastructure investment, including initiating special-purpose taxes and raising state gas taxes. Management believes that financing at the state and local levels, such as bond issuances, toll roads, vehicle miles traveled fees and tax initiatives, will continue to grow and have a fundamental role in advancing infrastructure projects. State infrastructure investment generally leads to increased growth opportunities for the Company. The level of state public-works spending is varied across the nation and dependent upon individual state economies; the degree to which the Company could be affected by a reduction or slowdown in infrastructure spending varies by state. The state economies of the Building Materials business' ten largest revenue-generating states may disproportionately affect the Company's financial performance.

Governmental appropriations and expenditures are typically less interest rate-sensitive than private-sector spending. Obligations of federal funds are a leading indicator of highway construction activity in the United States. Before a state or local department of transportation can solicit bids on an eligible construction project, it enters into an agreement with the Federal Highway Administration to obligate the federal government to pay its portion of the project cost. These Federal obligations are subject to annual funding appropriation reviews by Congress.

In addition to highways and bridges, transportation infrastructure includes aviation, mass transit, ports and waterways. Railroad construction continues to benefit from economic growth, which ultimately generates a need for additional maintenance and improvements.

Erratic weather can significantly impact operations

Production and shipment levels for the Building Materials business correlate with general construction activity, most of which occurs outdoors and, as a result, is affected by erratic weather, seasonal changes and other environmental conditions. Typically, due to a general slowdown in heavy construction activity during winter months, the first and fourth quarters experience lower production and shipment activity. As such, temperatures in the months of March and November can meaningfully affect the Company's first- and fourth-quarter results, respectively, where warm and/or moderate temperatures in March and November allow the construction season to start earlier and end later, respectively. Additionally, extreme heat during summer months can impact construction activities, as outdoor work may be limited to protect the health and safety of construction workers.



Excessive rainfall jeopardizes production efficiencies, shipments and profitability in all markets served by the Company. In particular, the Company's operations near the Atlantic Ocean and Gulf Coast regions of the United States and The Bahamas are at risk for hurricane activity from June through November, but most notably in August, September and October. The Company's California operations are at risk for flooding, wildfire activity and water use restrictions in severe drought conditions.

Capital investment decisions are driven by capital intensity of the Building Materials business and focus on land

The Company's organic capital program is designed to leverage construction market growth through investment in both permanent and portable facilities at the Company's operations. Over an economic cycle, the Company typically invests organic capital at an annual level that approximates depreciation expense. At mid-cycle and through cyclical peaks, organic capital investment usually exceeds depreciation expense, as the Company supports current capacity needs and future growth. Conversely, at a cyclical trough, the Company may reduce levels of capital investment. Regardless of cycle, the Company sets a priority of investing capital to ensure safe, environmentally sound and efficient operations, as well as to provide the highest quality of customer service and establish a foundation for future growth.

The Company is diligent in its focus on land opportunities, including potential new sites (greensites) and existing site expansion. Land purchases are usually opportunistic and can include contiguous property around existing quarry locations. Such property can serve as buffer property or additional mineral reserves, assuming regulatory hurdles can be cleared and the underlying geology supports economical aggregates mining. In either instance, the acquisition of additional property around an existing quarry typically allows the expansion of the quarry footprint and an extension of quarry life.

Magnesia Specialties Business

The Magnesia Specialties business manufactures magnesia-based chemicals products for industrial, agricultural and environmental applications at its Manistee, Michigan facility. The chemical products business focuses on higher-margin specialty chemicals that can be produced at volumes that support efficient operations. The Magnesia Specialties business also produces and sells dolomitic lime from its Woodville, Ohio facility. Dolomitic lime products sold to external customers are primarily used by the domestic steel industry, while the remaining lime shipments are used internally as a raw material for the manufacturing of chemical products.



With 44% of Magnesia Specialties' 2024 revenues related to products used in the steel industry, a portion of the segment's revenues and profits is affected by production and inventory trends within the steel industry, which are guided by the rate of consumer consumption, the flow of offshore imports and other economic factors. The dolomitic lime business runs most profitably at 70% or greater steel capacity utilization. Domestic steel production averaged 70% of capacity in 2024 and 74% in 2023.

While revenues of the Magnesia Specialties business were predominantly derived from domestic customers in 2024, financial results can be affected by foreign currency exchange rates, increasing transportation costs or weak economic conditions in foreign markets. To mitigate the short-term effect of currency exchange rates, foreign transactions are denominated in United States dollars.



A significant portion of the Magnesia Specialties business' costs is of a fixed or semi-fixed nature. The production process requires the use of natural gas, coal and petroleum coke; therefore, fluctuations in their pricing directly affect operating results. To help mitigate this risk, the Company has fixed-price agreements for 43% of its anticipated 2025 energy needs for coal, petroleum coke and natural gas. Given inherently high fixed costs, low capacity utilization can negatively affect the segment's results of operations. Management expects future organic profit growth to result from increased pricing, commercialization of new products, entry into new markets and optimization of overall product mix.

In 2024, direct production costs represented 81% of the Magnesia Specialties business' total cost of revenues:



The Magnesia Specialties business is highly dependent on rail transportation, particularly for movement of dolomitic lime from Woodville to Manistee and direct customer shipments of dolomitic lime and magnesia chemicals products from both Woodville and Manistee. The segment can be affected by the risks mentioned in the long-haul distribution discussion in the *Building Materials Business' Key Considerations* section.

Environmental Regulation and Litigation

The expansion and growth of the aggregates industry is subject to increasing challenges from environmental and political advocates aiming to control the pace and direction of future development. Certain environmental groups have published lists of targeted municipal areas, including areas within the Company's marketplace, for environmental and suburban growth control. The effect of these initiatives on the Company's growth is typically localized. Further challenges are expected as the momentum of these initiatives ebb and flow. Rail and other transportation alternatives are being heralded by these special-interest groups as solutions to mitigate road traffic congestion and overcrowding.

The Company's operations are subject to and affected by federal, state and local laws, rules and regulations relating to the environment, health and safety and other regulatory matters. Certain of the Company's operations may occasionally use substances classified as toxic or hazardous. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company's businesses, as it is with other entities engaged in similar businesses.

Environmental operating permits are, or may be, required for certain of the Company's operations; such permits are subject to modification, renewal and revocation. New permits are generally required for opening new sites or for expansion at existing operations and can take several years to obtain. Moreover, land use, rezoning and special or conditional use permits are increasingly difficult to obtain. Once a permit is issued, the location is required to generally operate in accordance with the approved site plan.



The Clean Air Act, originally passed in 1963 and periodically updated by amendments, is the United States' national air pollution control program that granted the United States Environmental Protection Agency (USEPA) authority to set limits on the level of various air pollutants. To meet National Ambient Air Quality Standards, a defined geographic area must be below established limits for six pollutants. Environmental groups have been successful in proceedings against the federal and certain state departments of transportation, delaying highway construction in municipal areas not in compliance with the Clean Air Act. The USEPA designates geographic areas as nonattainment areas when the level of air pollutants exceeds the national standard. Nonattainment areas receive deadlines to reduce air pollutants by instituting various control strategies or otherwise face fines or control by the USEPA. Included as nonattainment areas are several major metropolitan areas in the Company's markets, such as Houston/Brazoria/Galveston, Texas; Dallas/Fort Worth, Texas; Bexar County in San Antonio/New Braunfels, Texas; Denver, Colorado; Boulder, Colorado; Fort Collins/Greeley/Loveland, Colorado; Baltimore, Maryland; Los Angeles-San Bernardino Counties, California; Los Angeles – South Coast Basin, California; Phoenix/Mesa, Arizona; San Diego County, California; San Francisco Bay Area, California; San Joaquin Valley, California; and Sacramento County, California. Federal transportation funding has been directly tied to compliance with the Clean Air Act.

Large emitters (facilities that emit 25,000 metric tons or more per year) of greenhouse gases (GHG) must report GHG generation to comply with the USEPA's Mandatory Greenhouse Gases Reporting Rule (GHG Rule). In 2024, the Company filed annual reports in accordance with the GHG Rule relating to operations at its cement plant in Texas, as well as its Magnesia Specialties facilities in Woodville, Ohio, and Manistee, Michigan, each of which emit certain GHG, including carbon dioxide, methane and nitrous oxide. If Congress passes additional legislation limiting GHG emissions, these operations will likely be subject to such legislation. The Company believes that any increased operating costs or taxes related to GHG emission limitations at its cement or Woodville operations would be passed on to its customers. The Manistee facility may have to absorb extra costs due to the regulation of GHG emissions to maintain competitive pricing in its markets. The Company cannot reasonably predict the amount of those potential increased costs.

The Company is engaged in certain legal and administrative proceedings incidental to its normal business activities. In management's and counsel's opinion, based upon currently available facts, the likelihood is remote that the ultimate outcome of any litigation or other proceedings, including those pertaining to environmental matters, relating to the Company and its subsidiaries, will have a material adverse effect on the overall results of the Company's operations, cash flows or financial position.

FINANCIAL OVERVIEW

Results of Operations

The following discussion and analysis reflect management's assessment of the financial condition and results of operations (MD&A) of the Company for continuing operations and should be read in conjunction with the audited consolidated financial statements (Item 8, Financial Statements and Supplementary Data). As discussed in more detail, the Company's operating results are highly dependent upon activity within the construction marketplace, economic cycles within the public and private business sectors, and seasonal and other weather-related conditions. Accordingly, financial results for any year presented, or year-to-year comparisons of reported results, may not be indicative of future operating results. As permitted by the Securities and Exchange Commission (SEC) under the FAST Act Modernization and Simplification of Regulation S-K, the Company has elected to omit the discussion of the earliest period (2022) presented because it was included in its MD&A in its 2023 Annual Report on Form 10-K filed on February 23, 2024, incorporated by reference from Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations thereto.

The Company's Building Materials business generated the majority of consolidated revenues and earnings from continuing operations. The following comparative analysis and discussion should be read within this context. Further, sensitivity analysis and certain other data are provided to enhance the reader's understanding of MD&A and are not intended to be indicative of management's judgment of materiality.



The Company's consolidated operating results and operating results as a percentage of revenues are as follows:

years ended December 31 (in millions, except for % of revenues)		2024	% of Revenues		2023	% of Revenues
Revenues	$	6,536	100	$	6,777	100
Cost of revenues		4,658	71		4,754	70
Gross Profit		1,878	29		2,023	30
Selling, general and administrative expenses		447	7		443	7
Acquisition, divestiture and integration expenses		50			12	
Other operating income, net		(1,326)			(28)	
Earnings from Operations		2,707	41		1,596	24
Interest expense		169			165	
Other nonoperating income, net		(58)			(62)	
Earnings from continuing operations before income tax expense		2,596			1,493	
Income tax expense		600			293	
Earnings from continuing operations		1,996	31		1,200	18
Loss from discontinued operations, net of income tax benefit		—			(30)	
Consolidated net earnings		1,996			1,170	
Less: Net earnings attributable to noncontrolling interests		1			1	
Net Earnings Attributable to Martin Marietta	$	1,995	31	$	1,169	17

Consolidated Adjusted EBITDA

Earnings from continuing operations before interest; income taxes; depreciation, depletion and amortization; earnings/loss from nonconsolidated equity affiliates; acquisition, divestiture and integration expenses; the impact of selling acquired inventory after its markup to fair value as part of acquisition accounting (Inventory Markup); nonrecurring gain on divestiture; and noncash asset and portfolio rationalization charge, or Adjusted EBITDA, is an indicator used by the Company and investors to evaluate the Company's operating performance from period to period. Effective January 1, 2024, the Company has elected to add back, for purposes of its Adjusted EBITDA calculation, acquisition, divestiture and integration expenses and the Inventory Markup only for transactions with consideration of $2.0 billion or more and expected acquisition, divestiture and integration expenses of at least $15 million. For 2024, this includes the acquisition of 20 active aggregates operations from affiliates of Blue Water Industries LLC (BWI Southeast) and the Divestiture. See Note B to the consolidated financial statements for additional information regarding the BWI Southeast acquisition and the Divestiture.

Adjusted EBITDA is not defined by U.S. generally accepted accounting principles (GAAP) and, as such, should not be construed as an alternative to net earnings attributable to Martin Marietta, earnings from operations or operating cash flow. Because Adjusted EBITDA excludes some, but not all, items that affect net earnings and may vary among businesses, Adjusted EBITDA as presented by the Company may not be comparable to similarly titled measures of other companies.



The following table presents a reconciliation of net earnings from continuing operations attributable to Martin Marietta to consolidated Adjusted EBITDA:

years ended December 31 (in millions)	2024		2023	
Net earnings from continuing operations attributable to Martin Marietta	$	1,995	$	1,199
Add back (deduct):				
Interest expense, net of interest income		128		119
Income tax expense for controlling interests		600		293
Depreciation, depletion and amortization expense and earnings/loss from nonconsolidated equity affiliates		564		505
Acquisition, divestiture and integration expenses		40		12
Impact of selling acquired inventory after markup to fair value as part of acquisition accounting		20		—
Nonrecurring gain on divestiture		(1,331)		—
Noncash asset and portfolio rationalization charge		50		—
Consolidated Adjusted EBITDA	$	2,066	$	2,128

Mix-Adjusted Average Selling Price

Mix-adjusted average selling price (mix-adjusted ASP) is a non-GAAP measure that excludes the impact of period-over-period product, geographic and other mix on the Company's average selling price. Mix-adjusted ASP is calculated by comparing current-period shipments to like-for-like shipments in the comparable prior period. Management uses this metric to evaluate the realization of pricing changes and believes this information is useful to investors because it provides same-on-same pricing trends.

The following reconciles reported average selling price per ton to organic mix-adjusted ASP and corresponding variances:

years ended December 31	2024		2023	
Aggregates:				
Reported average selling price	$	21.80	$	19.84
Adjustment for impact of acquisitions		0.22		—
Organic average selling price	$	22.02	$	19.84
Adjustment for impact of product, geographic and other mix		(0.07)		
Organic mix-adjusted ASP	$	21.95		
Reported average selling price variance		9.9 %		
Organic average selling price variance		11.0 %		
Organic mix-adjusted ASP variance		10.7 %		



Revenues

The following table presents revenues for the Company and its reportable segments by product line for continuing operations:

years ended December 31 (in millions)	2024	2023
Building Materials business:		
East Group:		
Aggregates	$ 2,787	$ 2,593
Asphalt	184	199
Less: interproduct revenues	(30)	(29)
East Group Total	2,941	2,763
West Group:		
Aggregates	1,727	1,709
Cement and ready mixed concrete	1,083	1,518
Asphalt and paving services	685	688
Less: interproduct revenues	(220)	(216)
West Group Total	3,275	3,699
Total Building Materials business	6,216	6,462
Magnesia Specialties	320	315
Total	$ 6,536	$ 6,777

Gross Profit

The following table presents gross profit and gross margin data for the Company by product line for continuing operations:

years ended December 31 (dollars in millions)	2024 Amount	2024 % of Revenues	2023 Amount	2023 % of Revenues
Building Materials business:				
Aggregates	$ 1,449	32%	$ 1,378	32%
Cement and ready mixed concrete	260	24%	436	29%
Asphalt and paving services	101	12%	109	12%
Total Building Materials business	1,810	29%	1,923	30%
Magnesia Specialties	107	33%	97	31%
Corporate	(39)	NM	3	NM
Total	$ 1,878	29%	$ 2,023	30%

The decrease in Building Materials business gross profit in 2024 compared with 2023 was primarily attributable to the Divestiture and the $20 million Inventory Markup charge associated with the BWI Southeast acquisition, partially offset by pricing gains across all product lines and lower energy costs. Aggregates gross profit increased due to contributions from acquired operations and pricing growth, despite lower shipments and the Inventory Markup.

The increase in gross profit in Magnesia Specialties was driven by pricing gains in both the lime and chemical product lines, coupled with lower energy costs, which more than offset lower shipments.

Corporate gross profit includes intercompany royalty and rental revenues and expenses; depreciation and amortization for corporate owned assets; and unallocated operational expenses excluded from the Company's evaluation of business segment performance.



Building Materials. Shipment data and volume variances by product line for the Building Materials business are as follows:

years ended December 31 (in millions)	2024	2023	% Change
Aggregates tons	191.1	198.8	(3.8%)
Cement tons	2.3	4.0	(43.5%)
Ready mixed concrete cubic yards	5.0	6.5	(24.2%)
Asphalt tons	8.8	9.4	(5.9%)

Aggregates shipments decreased 3.8% in 2024, driven by the Company's value-over-volume pricing strategy, unfavorable weather and softer residential, warehouse and manufacturing demand, which were partially offset by shipments from acquired operations. Aggregates pricing increased 9.9%, or 10.7% on an organic mix-adjusted basis, compared with 2023, due to the cumulative effect of 2023 and 2024 pricing actions. During 2024, aggregates shipments to the infrastructure, nonresidential and residential end use markets decreased 2%, 4% and 5%, respectively.

Cement shipments and ready mixed concrete shipments decreased 43.5% and 24.2%, respectively, versus prior year, primarily due to the Divestiture and significant precipitation in Texas in 2024 relative to 2023.

In 2024, asphalt shipments decreased 5.9% from 2023, driven by unfavorable weather and softer market demand. Asphalt and paving gross profit decreased 7% in 2024 versus prior year, due to lower shipments and general inflationary impacts that more than offset pricing gains and lower asphalt cement raw material costs.

Magnesia Specialties. In 2024, Magnesia Specialties reported revenues of $320 million and gross profit of $107 million, representing increases of 2% and 10%, respectively, compared with 2023. The profitability increase in 2024 reflects pricing gains in both the lime and chemical product lines and lower energy costs, which more than offset the impact of lower shipments.

Selling, General and Administrative Expenses

SG&A expenses for 2024 and 2023 were 6.8% and 6.5% of revenues, respectively.

Other Operating Income, Net

Other operating income, net, represented income of $1.3 billion in 2024 and $28 million in 2023. The 2024 amount included a $1.3 billion pretax gain on the Divestiture and $28 million of gains on land sales, which were partially offset by a $50 million pretax, noncash asset and portfolio rationalization charge (Rationalization Charge; see Note R to the consolidated financial statements). In 2023, other operating income, net, included $20 million of gains on land sales.

Earnings from Operations

Consolidated earnings from operations were $2.7 billion and $1.6 billion in 2024 and 2023, respectively. The 2024 amount included a $1.3 billion pretax gain on the Divestiture.

Interest Expense

Interest expense was $169 million in 2024 and $165 million in 2023.

Other Nonoperating Income, Net

Consolidated other nonoperating income, net, was $58 million in 2024 and $62 million in 2023, inclusive of interest income of $40 million and $47 million, respectively.

Income Tax Expense

The Company's estimated effective income tax rate for the years ended December 31, 2024 and 2023 was 23.1% and 19.6%, respectively. The higher 2024 effective income tax rate versus 2023 was driven by the impact of the Divestiture, which included the write-off of certain nondeductible goodwill. For further information, see Note I to the consolidated financial statements.

The Company does not anticipate that the tax law changes due to Pillar Two will have a material impact on its estimated effective income tax rate.



Discontinued Operations

Through their respective divestiture dates, the financial results of the Company's California cement businesses and certain California ready mixed concrete operations, which were acquired in 2021, were reported as discontinued operations. The Company sold the Tehachapi, California cement plant on October 31, 2023 and the Stockton, California cement import terminal on May 3, 2023. The collective businesses generated a loss of $30 million in 2023, net of expenses associated with the divestitures and income tax benefit.

Net Earnings and Earnings Per Diluted Share From Continuing Operations Attributable to Martin Marietta

Net earnings from continuing operations attributable to Martin Marietta were $2.0 billion, or $32.41 per diluted share, for 2024 and $1.2 billion, or $19.32 per diluted share, for 2023. 2024 included an after-tax gain of $976 million, or $15.85 per diluted share, on the Divestiture, an after-tax loss of $37 million, or $0.61 per diluted share, for the Rationalization Charge, an after-tax charge of $15 million, or $0.24 per diluted share, for the Inventory Markup and after-tax acquisition, divestiture and integration expenses of $32 million, or $0.51 per diluted share, related to the BWI Southeast acquisition and the Divestiture.

Liquidity and Cash Flows

Operating Activities

Generally, the Company's primary source of liquidity is cash generated from operating activities. Operating cash flow is substantially derived from consolidated net earnings, before deducting depreciation, depletion and amortization, after adjusting for noncash gains and losses, and offset by working capital requirements. Cash provided by operations was $1.5 billion in each of 2024 and 2023.

The Internal Revenue Service has provided certain disaster tax relief for North Carolina businesses affected by Hurricanes Debby and Helene, which allows the Company to defer estimated federal and certain state income, payroll and excise tax payments for the period from August 2024 through April 2025. The deferred obligation will be due May 1, 2025. For the year ended December 31, 2024, operating cash flow benefited from deferred income tax payments of $102 million under this provision.

Investing Activities

Net cash used for investing activities was $2.4 billion in 2024 and net cash provided by investing activities was $459 million in 2023.

Pretax proceeds from divestitures and sales of assets were $2.2 billion in 2024 and $427 million in 2023. The 2024 amount includes the Divestiture. On April 5, 2024, the Company used $2.05 billion of cash on hand to fund the BWI Southeast acquisition. Subsequently, the Company used available liquidity to fund the South Florida aggregates acquisition on October 25, 2024 and the West Texas aggregates acquisition on December 13, 2024.

Cash paid for property, plant and equipment additions was $855 million in 2024, which included a purchase of land, aggregates reserves and processing plants in Southern California, and $650 million in 2023.

In 2023, net cash provided by investing activities included $700 million in proceeds from the sale of restricted investments, which the Company had invested during 2022 and were used to repay discharged debt and related interest in 2023.

Financing Activities

Net cash provided by financing activities was $373 million in 2024 and net cash used for financing activities was $1.1 billion in 2023. In November 2024, the Company issued $1.5 billion of publicly traded debt and in July 2024, repaid the $400 million of 4.250% Senior Notes that matured by their own terms. Additionally, during 2024, the Company borrowed and repaid $1.3 billion on its short-term facilities. In 2023, the Company used $700 million to repay discharged debt and related interest.

For the years ended December 31, 2024 and 2023, the Board of Directors approved total cash dividends on the Company's common stock of $3.06 per share and $2.80 per share, respectively. Total cash dividends paid were $189 million in 2024 and $174 million in 2023.

During 2024, the Company repurchased 0.8 million shares of its common stock for a total cost of $450 million. During 2023, the Company repurchased 0.4 million shares of its common stock for a total cost of $150 million. In 2024 and 2023, the average cost was $572.70 per share and $393.16 per share, respectively.



Capital Structure and Resources

Long-term debt, including current maturities, was $5.4 billion at December 31, 2024, and was in the form of publicly-issued long-term notes and debentures. On November 4, 2024, the Company issued $750 million aggregate principal amount of 5.150% Senior Notes due 2034 and $750 million aggregate principal amount of 5.500% Senior Notes due 2054. The Company used the net proceeds to repay the borrowings outstanding under its revolving credit facility and trade securitization facility. The remaining net proceeds were used for general corporate purposes and acquisitions.

The Company, through a wholly-owned special-purpose subsidiary, has a $400 million trade receivable securitization facility (the Trade Receivable Facility) that matures on September 17, 2025. The Trade Receivable Facility contains a cross-default provision to the Company's other debt agreements. There were no outstanding borrowings on the Trade Receivable Facility as of December 31, 2024.

The Company has an $800 million five-year senior unsecured revolving facility (the Revolving Facility), which matures in December 2029. There were no outstanding borrowings on the Revolving Facility as of December 31, 2024. The Revolving Facility requires the Company's ratio of consolidated net debt-to-consolidated EBITDA, as defined, for the trailing-twelve months (the Ratio) to not exceed 3.50x as of the end of any fiscal quarter, provided that the Company may exclude from the Ratio debt incurred in connection with certain acquisitions during the quarter (or the three preceding quarters) so long as the Ratio calculated without such exclusion does not exceed 4.00x. Additionally, if there are no amounts outstanding under the Revolving Facility and the Trade Receivable Facility, consolidated debt, including debt for which the Company is a guarantor, shall be reduced in an amount equal to the lesser of $500 million or the sum of the Company's unrestricted cash and temporary investments, for purposes of the covenant calculation. The Company was in compliance with the Ratio and other requirements under the Revolving Facility at December 31, 2024.

Pursuant to authority granted by its Board of Directors, the Company can repurchase up to 20 million shares of common stock. As of December 31, 2024, the Company had 11.9 million shares remaining under the repurchase authorization. Future share repurchases are at management's discretion.

At December 31, 2024, the Company had $670 million in unrestricted cash and short-term investments that are considered cash equivalents. The Company manages its cash and cash equivalents to ensure short-term operating cash needs are met and excess funds are managed efficiently. The Company's investments in bank funds generally exceed the FDIC insurance limit.

Cash on hand, along with the Company's projected internal cash flows and availability of financing resources, including its access to debt and equity capital markets, is expected to continue to be sufficient to provide the capital resources necessary to support anticipated operating needs, cover debt service requirements, meet capital expenditures and discretionary investment needs, fund certain acquisition opportunities that may arise and allow for payment of dividends for the foreseeable future. Borrowings under the Revolving Facility are unsecured and may be used for general corporate purposes. The Company's ability to borrow or issue securities is dependent upon, among other things, prevailing economic, financial and market conditions. At December 31, 2024, the Company had $1.2 billion of unused borrowing capacity under its Revolving Facility and Trade Receivable Facility.

The Company is exposed to credit markets through the interest cost related to borrowings under its Revolving Facility and Trade Receivable Facility.

Contractual and Off-Balance Sheet Obligations

The Company has retirement benefits related to pension plans. At December 31, 2024, the fair value of the qualified pension plans' assets exceeded the projected benefit obligation by $371 million. The Company estimates making contributions of $25 million to qualified pension plans in 2025. Any contributions beyond 2025 are currently undeterminable and will depend on the investment return on the related pension assets. At December 31, 2024, the Company had a total obligation of $100 million related to unfunded nonqualified pension plans and expects to make contributions of $15 million to these plans in 2025.



In connection with normal, ongoing operations, the Company enters into market-rate leases for property, plant and equipment and royalty commitments principally associated with leased land and mineral reserves. Additionally, the Company enters into equipment rentals to meet shorter-term, nonrecurring and intermittent needs. At December 31, 2024, the Company had $391 million in operating lease obligations and $221 million in finance lease obligations, representing the present value of future payments. The imputed interest on operating and finance lease obligations was $189 million. Management anticipates that, in the ordinary course of business, the Company will enter into additional royalty agreements for land and mineral reserves during 2025. As permitted, short-term leases are excluded from Accounting Standards Codification 842, *Leases* (ASC 842) requirements and future noncancelable obligations for these leases as of December 31, 2024 are immaterial.

As of December 31, 2024, future interest payable on the Company's publicly-traded debt through the various maturity dates was $3.4 billion. The Company had obligations related to a contract of affreightment not accounted for as a lease, and royalty agreements, totaling $52 million and $165 million, respectively, as of December 31, 2024. The Company had purchase commitments for property, plant and equipment of $162 million as of December 31, 2024 and other purchase obligations related to energy and service contracts totaling $158 million as of December 31, 2024.

The Company invests in renewable energy investment entities which qualify for tax credits and other tax benefits. As of December 31, 2024, the Company has committed to an additional $44 million of tax equity investments related to renewable energy tax credit projects. These amounts are expected to be paid in 2025 and are recorded in the *Other current liabilities* line item on the consolidated balance sheet.

Contingent Liabilities and Commitments

The Company has entered into standby letter of credit agreements relating to certain insurance claims, contract performance and permit requirements. At December 31, 2024, the Company had contingent liabilities guaranteeing its own performance under these outstanding letters of credit of $37 million.

In the normal course of business, at December 31, 2024, the Company was contingently liable for $818 million in surety bonds, which guarantee its own performance and are required by certain states and municipalities and their related agencies. The Company has indemnified the underwriting insurance companies against any exposure under the surety bonds. In the Company's experience, no material claims have been made against these financial instruments.

OTHER FINANCIAL INFORMATION

Critical Accounting Policies and Estimates

The Company uses certain significant accounting policies to prepare its audited consolidated financial statements and related disclosures in conformity with U.S. generally accepted accounting principles. These accounting policies are described in Note A: Accounting Policies of the Notes to Financial Statements of the Company's consolidated financial statements included under Item 8, Financial Statements and Supplemental Data of this Form 10-K.

The Company's audited consolidated financial statements include certain critical estimates regarding the effect of matters that are inherently uncertain. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making subjective and complex judgments about the carrying values of assets and liabilities. Amounts reported in the Company's consolidated financial statements could differ materially if management used different assumptions in making these estimates, resulting in actual results differing from those estimates. Methodologies used and assumptions selected by management in making these estimates, as well as the related disclosures, have been reviewed by and discussed with the Company's Audit Committee. Management's determination of the critical nature of accounting estimates and judgments may change from time to time depending on facts and circumstances that management cannot currently predict.



Business Combinations – Allocation of Purchase Price

The Company's Board of Directors and management regularly review long-term strategic plans, including potential investments in value-added acquisitions of related or similar businesses, which would increase the Company's market presence and/or are related to the Company's existing markets. When an acquisition is completed, the Company's consolidated statements of earnings include the operating results of the acquired business starting from the date of acquisition, which is the date control is obtained. The purchase price is determined based on the fair value of assets and equity interests given to the seller and any future obligations to the seller as of the date of acquisition. The Company allocates the purchase price to the fair values of the tangible and intangible assets acquired and liabilities assumed as valued at the date of acquisition. Goodwill is recorded for the excess of the purchase price over the net of the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date. The purchase price allocation is a critical accounting policy because the estimation of fair values of acquired assets and assumed liabilities is judgmental and requires various assumptions. Further, the amounts and useful lives assigned to depreciable and amortizable assets versus amounts assigned to goodwill and indefinite-lived intangible assets, which are not amortized, can significantly affect the results of operations in the period of and for periods following a business combination.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, and, therefore, represents an exit price. Fair value measurement assumes the highest and best use of the asset by market participants, considering the use of the asset that is physically possible, legally permissible, and financially feasible at the measurement date. The Company assigns the highest level of fair value available to assets acquired and liabilities assumed based on the following options:

- Level 1 – Quoted prices in active markets for identical assets and liabilities
- Level 2 – Observable inputs, other than quoted prices, for similar assets or liabilities in active markets
- Level 3 – Unobservable inputs, used to value the asset or liability which includes the use of valuation models

Level 1 fair values are used to value investments in publicly traded entities and assumed obligations for publicly traded long-term debt.

Level 2 fair values are typically used to value acquired receivables, inventories, machinery and equipment, land, buildings, deferred income tax assets and liabilities, and accruals for payables, asset retirement obligations, environmental remediation and compliance obligations, and contingencies. Additionally, Level 2 fair values are typically used to value assumed contracts at other-than-market rates.

Level 3 fair values are used to value acquired mineral reserves and mineral interests produced and sold as final products, and separately-identifiable intangible assets. The fair values of mineral reserves and mineral interests are determined using an excess earnings approach, which requires significant judgment to estimate future cash flows, net of capital investments in the specific operation and contributory asset charges. The estimate of future cash flows is based on available historical information and future expectations and assumptions determined by management, but is inherently uncertain. Significant assumptions used to estimate future cash flows include changes in forecasted revenues based on sales price and shipment volumes, EBITDA margin and forecasted expenses inclusive of production costs and capital needs. The present value of the projected net cash flows represents the fair value assigned to mineral reserves and mineral interests. The discount rate is a significant assumption used in the valuation model and is based on the required rate of return that a hypothetical market participant would require if purchasing the acquired business, with an adjustment for the risk of these assets not generating the projected cash flows.

The Company values separately-identifiable acquired intangible assets which may include, but are not limited to, permits, customer relationships, water rights and noncompetition agreements. The fair values of these assets are typically determined by an excess earnings method, a replacement cost method or, in the case of water rights, a market approach.

The useful lives of amortizable intangible assets and the remaining useful lives for acquired machinery and equipment have a significant impact on earnings. The selected lives are based on the expected periods that the assets will provide value to the Company following the business combination.

The Company may adjust the amounts recognized for a business combination during a measurement period after the acquisition date. Any such adjustments are based on the Company obtaining additional information that existed at the acquisition date regarding the assets acquired or the liabilities assumed. Measurement-period adjustments are generally recorded as increases or decreases to the goodwill recognized in the transaction. The measurement period ends once the Company has obtained all necessary information that existed as of the acquisition date, but does not extend beyond one year



from the date of acquisition. Any adjustments to assets acquired or liabilities assumed beyond the measurement period are recorded through earnings.

For additional information about business combinations and purchase price allocations, see Note B to the consolidated financial statements.

Impairment Review of Goodwill

Goodwill is required to be tested annually for impairment by comparing a reporting unit's fair value to its carrying value. An interim review is performed between annual tests if facts and circumstances indicate a potential impairment. The impairment review of goodwill is a critical accounting estimate because goodwill (excluding any goodwill allocated to assets held for sale) represented 21% of the Company's total assets at December 31, 2024; the review requires management to apply judgment and make key assumptions; and an impairment charge could be material to the Company's financial condition and results of operations.

As part of any qualitative assessment, or Step-0 analysis, the Company evaluates macroeconomic conditions, industry and market conditions, cost factors, overall financial performance and other business or reporting unit-specific events that could impact the fair values of its reporting units.

For reporting units evaluated using a qualitative assessment, or Step-1 analysis, the Company calculates its reporting units' fair values using both an income and market approach. The income approach determines fair values based on discounted cash flow models whereas the market approach involves the application of revenues and EBITDA multiples of comparable companies. Significant assumptions used in the Company's discounted cash flow model include management's estimates of changes in average selling price, shipment volumes and production costs as well as assumptions of future profitability, capital requirements, discount rates and a terminal growth rate. Price, cost and volume assumptions are based on various factors, including historical averages and current forecasts, external sources, and market conditions, while also considering any production capacity constraints. Future profitability and capital requirements are, by their nature, estimates. Capital requirements include maintenance-level needs and known efficiency- and capacity-increasing investments. The calculation of a reporting unit's discount rate includes the following components, which are primarily based on published sources: equity risk premium, historical beta, risk-free interest rate, size premium and borrowing rate. To assess the reasonableness of the reporting units' fair values, the Company's compares the total of the reporting unit fair values to its market capitalization.

Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment. Further, mineral reserves, which represent underlying assets producing the reporting units' cash flows for the aggregates product line, are depleting assets by their nature. Any potential impairment charges from future evaluations represent a risk to the Company.

For the 2024 annual impairment evaluation, the Company performed a Step-0 analysis for all reporting units as of October 1, 2024 and concluded that it is more-likely-than-not that each of the reporting units' fair value exceeded its carrying value.

For additional information about goodwill, see Note C to the consolidated financial statements.



Pension Benefit Obligation and Pension Expense – Selection of Assumptions

The Company sponsors noncontributory defined benefit pension plans that cover substantially all employees and a Supplemental Excess Retirement Plan (SERP) for certain retirees. Annually, as of December 31, management remeasures the defined benefit pension plans' projected benefit obligation based on the present value of the projected future benefit payments to all participants for services rendered to date, reflecting expected future pay increases through the participants' expected retirement dates.

Annual pension expense (inclusive of SERP expense), referred to as net periodic benefit cost within the consolidated financial statements, consists of several components, which are calculated annually:

- *Service Cost,* which represents the present value of benefits attributed to services rendered in the current year, measured by expected future salary levels to assumed retirement dates;
- *Interest Cost,* which represents one year's additional interest on the projected benefit obligation;
- *Expected Return on Assets,* which represents the expected investment return on pension plan assets; and
- *Amortization of Prior Service Cost and Actuarial Gains and Losses,* which represents components that are recognized over time rather than immediately. Prior service cost represents credit given to employees for years of service already accrued. Actuarial gains and losses arise from changes in assumptions regarding future events, a change in the benefit obligation resulting from experience different from assumed or when actual returns on pension assets differ from expected returns and are amortized over the participants' average remaining service period on a plan-by-plan basis.

Management believes the selection of assumptions related to the annual pension expense and related projected benefit obligation is a critical accounting estimate due to the high degree of volatility in the expense and obligation dependent on selected assumptions. The key assumptions include the discount rate, rate of increase in future compensation levels, expected long-term rate of return on pension plan assets and mortality table and mortality improvement scale.

Management's selection of the discount rate is based on an analysis that estimates the current rate of return for high-quality, fixed-income investments with maturities matching the payment of pension benefits that could be purchased to settle the obligations. The Company selected a hypothetical portfolio of Moody's Aa bonds, with maturities that match the benefit obligations, to determine the discount rate. At December 31, 2024, the Company selected a discount rate assumption of 6.00%, a 42-basis-point increase compared with the December 31, 2023 assumption. Of the four key assumptions, the discount rate is generally the most volatile and sensitive estimate. Accordingly, a change in this assumption can have a significant impact on the annual pension expense and the projected benefit obligation.

Management's selection of the rate of increase in future compensation levels, which reflects cost of living adjustments and merit and promotion increases, is generally based on the Company's historical increases in pensionable earnings, while giving consideration to any future expectations. A higher rate of increase results in higher pension expense and a higher projected benefit obligation. The assumed long-term rate of increase is 4.50%.

Management's selection of the expected long-term rate of return on pension fund assets is based on the current asset class mix of the Company's pension plan assets, current capital market conditions and a stochastic forecast of future conditions. Based on the currently projected returns on these assets and related expenses, the Company selected an expected return on assets of 6.75%, the same as the prior-year rate.

The difference between the expected return and the actual return on pension assets is included in actuarial gains and losses, which are amortized into annual pension expense as previously described.

At December 31, 2024 and 2023, the Company estimated the remaining lives of participants in the pension plans using the Society of Actuaries' Pri-2012 Base Mortality Table. The no-collar table was used for salaried participants and the blue-collar table was used for hourly participants, both adjusted to reflect the historical experience of the Company's participants and a geospatial mortality analysis. The Company selected the MP-2020 scale for mortality improvement at December 31, 2024 and 2023.



Assumptions are selected on December 31 to calculate the succeeding year's expense. The assumptions selected at December 31, 2024 are as follows:

Discount rate	6.00%
Rate of increase in future compensation levels	4.50%
Expected long-term rate of return on assets	6.75%
Average remaining service period for participants	9 years
Mortality Tables:	
Base Table	Pri-2012
Mortality Improvement Scale	MP-2020

Using these assumptions, the Company's pension benefit obligation as of December 31, 2024 was $967 million and 2025 pension expense is expected to be approximately $23 million based on current demographics and structure of the plans. Changes in the underlying assumptions would have the following estimated impact on the obligation and expected expense:

- A 25-basis-point change in the discount rate would have changed the December 31, 2024 pension benefit obligation by approximately $29 million.

- A 25-basis-point change in the discount rate would not materially change the 2025 expected expense.

- A 25-basis-point change in the expected long-term rate of return on assets would change the 2025 expected expense by approximately $3 million.

The Company made pension plan and SERP contributions of $34 million in 2024 and $328 million during the five-year period ended December 31, 2024. In total, the Company's pension plans are overfunded (fair value of plan assets exceeds the projected benefit obligation) by $271 million at December 31, 2024. The Company expects to make pension plan and SERP contributions of $40 million in 2025, of which $25 million is voluntary.

For additional information about pension benefit obligation and pension expense, see Note J to the consolidated financial statements.

Estimated Effective Income Tax Rate

The Company uses the liability method to determine its provision for income taxes. Accordingly, the annual provision for income taxes reflects estimates of the current liability for income taxes, estimates of the tax effect of financial reporting versus tax basis differences using statutory income tax rates and management's judgment with respect to any valuation allowances on deferred tax assets and accruals for uncertain tax positions. The result is management's estimate of the annual effective tax rate (the ETR).

Income for tax purposes is determined through the application of the rules and regulations under the United States Internal Revenue Code and the statutes of various foreign, state and local tax jurisdictions in which the Company conducts business. Changes in the statutory tax rates and/or tax laws in these jurisdictions, as well as changes in the geographic mix of earnings, can have a material impact on the ETR and the carrying value of deferred tax assets and liabilities. The effect of statutory tax law changes, if material, is recognized when the change is enacted.

Deferred tax assets representing future tax benefits are analyzed by evaluating all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, all or a portion of the expected future benefits is more-likely-than-not to be realized by the Company. This analysis requires management to make certain estimates and assumptions about future taxable income and prudent and feasible tax planning strategies. The establishment or increase of a valuation allowance increases income tax expense in the period such a determination is made; conversely, the decrease of a valuation allowance decreases income tax expense in the period such a determination is made.

The Company recognizes a tax benefit when it is judged to be more-likely-than-not, based on the technical merits, that a tax position would be sustained upon examination by a taxing authority. The amount to be recognized is measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.



The Company holds equity investments in renewable energy tax credit (RETC) projects which qualify for certain tax benefits. All of the Company's RETC investments are accounted for under the proportional amortization method. Under the proportional amortization method, the equity investment is amortized in proportion to the income tax credits and other income tax benefits received, with the amortization expense and the income tax benefits presented on a net basis in the *Income tax expense or benefit* line item in the consolidated statements of earnings.

For additional information about income taxes, see Note I to the consolidated financial statements.

Property, Plant and Equipment

Net property, plant and equipment represented 56% of total assets at December 31, 2024. Useful lives of the assets can vary depending on factors, including production levels, geographic location, portability and maintenance practices. Additionally, climate and inclement weather can reduce the useful life of an asset. Historically, the Company has not recognized significant losses on the disposal or retirement of fixed assets.

Aggregates mineral reserves and mineral interests are components within the property, plant and equipment balance on the consolidated balance sheets. The Company evaluates aggregates reserves, including those used in cement manufacturing, in several ways, depending on the geology at a particular location and whether the location is a greensite, an acquisition or an existing operation. Greensites require an extensive drilling program before any significant investment is made in terms of time, site development or efforts to obtain appropriate zoning and permitting (see *Environmental Regulation and Litigation* section). The depth of overburden (the layer of soil and other materials that lie above a mineral deposit) and the quality and quantity of the aggregates reserves are significant factors in determining whether to pursue opening the site. Further, the estimated average selling price for products in a market is also a significant factor in concluding that reserves are economically mineable. If the Company's analysis based on these factors is satisfactory, the total aggregates reserves available are calculated and a determination is made whether to open the location. Reserve evaluation at existing locations is typically performed to evaluate purchasing adjoining properties, for quality control, calculating overburden volumes and for mine planning. Reserve evaluation of acquisitions may require a higher degree of sampling to verify the total reserves.

The quality of reserves within a deposit can vary. Construction contracts, for the infrastructure market in particular, include specifications related to the aggregates material properties. If a limiting characteristic in the deposit is discovered, the aggregates material may not meet the required specifications. Although it is possible that the aggregates material can still be used for non-specification uses, this can have an adverse impact on the Company's ability to serve certain customers or the Company's profitability. In addition, other factors can arise that influence the Company's ability to develop reserves, including geological occurrences, mining practices, environmental requirements and zoning ordinances.

In determining the amount of reserves, evaluations are completed by or under the supervision of qualified person(s) using industry best practices and internal controls defined by the Company. The designations the Company uses for reserve categories and those recognized by the aggregate industry are summarized as follows:

> *Mineral Reserves* – Mineral reserves are an estimate of tonnage and grade or quality that, in the opinion of a qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. Reserves are categorized as Proven and Probable and represent net tons after consideration of applicable losses incurred during mining and plant processing.

> *Proven Reserves* – Proven reserves are the portion of a mineral deposit for which quantity and quality are estimated on the basis of conclusive evidence from closely spaced drilling and sampling.

> *Probable Reserves* – Probable reserves are estimated on the basis of less geologic evidence but are considered adequate for determining the quantity and quality.

The Company's proven and probable reserves reflect reasonable economic and operating constraints and also include reserves at the Company's inactive and undeveloped sites, including some sites where permitting and zoning applications will not be pursued until warranted by expected future growth. The Company has historically been successful in obtaining and maintaining appropriate zoning and permitting (see *Environmental Regulation and Litigation* section). The Company bases estimates on the information known at the time of determination and regularly reevaluates reserves whenever new information indicates a material change in reserves at one of the Company's sites.

For additional information about property, plant and equipment, see Note F to the consolidated financial statements.



Forward-Looking Statements – Safe Harbor Provisions Under the Private Securities Litigation Reform Act of 1995

If you are interested in Martin Marietta stock, management recommends that, at a minimum, you read the Company's current annual report and Forms 10-K, 10-Q and 8-K reports to the Securities and Exchange Commission (SEC) over the past year. The Company's recent proxy statement for the annual meeting of shareholders also contains important information. These and other materials that have been filed with the SEC are accessible through the Company's website at www.martinmarietta.com and are also available at the SEC's website at www.sec.gov. You may also write or call the Company's Corporate Secretary, who will provide copies of such reports.

Investors are cautioned that all statements in this Annual Report that relate to the future involve risks and uncertainties, and are based on assumptions that the Company believes in good faith are reasonable but which may be materially different from actual results. These statements, which are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and 27A of the Securities Act of 1933, and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, provide the investor with the Company's expectations or forecasts of future events. You can identify these statements by the fact that they do not relate only to historical or current facts. They may use words such as "anticipate," "may," "expect," "should," "believe," "project," "intend," "will," and other words of similar meaning in connection with future events or future operating or financial performance. In addition to the statements included in this report, we may from time to time make other oral or written forward-looking statements in other filings under the Securities Exchange Act of 1934 or in other public disclosures. Any, or all, of management's forward-looking statements herein and in other publications may turn out to be wrong.

These forward-looking statements are subject to risks and uncertainties, and are based on assumptions that may be materially different from actual results, and include, but are not limited to:

- the ability of the Company to face challenges, including shipment declines resulting from economic events beyond the Company's control;
- a widespread decline in aggregates pricing, including a decline in aggregates shipment volume negatively affecting aggregates price;
- the history of both cement and ready mixed concrete being subject to significant changes in supply, demand and price fluctuations;
- the termination, capping and/or reduction or suspension of the federal and/or state fuel tax(es) or other revenue related to public construction;
- the level and timing of federal, state or local transportation or infrastructure or public projects funding, most particularly in Texas, North Carolina, Colorado, California, Georgia, Florida, Minnesota, Arizona, South Carolina and Iowa;
- the United States Congress' inability to reach agreement among themselves or with the Executive Branch of the United States Federal government on policy issues that impact the federal budget;
- the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures;
- levels of construction spending in the markets the Company serves;
- a reduction in defense spending and the subsequent impact on construction activity on or near military bases;
- a decline in energy-related construction activity resulting from a sustained period of low global oil prices or changes in oil production patterns or capital spending in response to such a decline, particularly in Texas and West Virginia;
- sustained high mortgage interest rates and other factors that have resulted in a slowdown in private construction of both residential and nonresidential projects in some geographies;
- unfavorable weather conditions, particularly Atlantic Ocean, Pacific Ocean and Gulf of Mexico storm and hurricane activity, wildfires, the late start to spring or the early onset of winter and the impact of a drought, excessive rainfall or extreme temperatures in the markets served by the Company, any of which can significantly affect production schedules, volumes, product and/or geographic mix and profitability;



- the volatility of fuel and energy costs, particularly diesel fuel, electricity, natural gas and the impact on the cost, or the availability generally, of other consumables, namely steel, explosives, tires and conveyor belts, and with respect to the Company's Magnesia Specialties business, natural gas;

- continued increases in the cost of other repair and supply parts;

- construction labor shortages and/or supply chain challenges;

- unexpected equipment failures, unscheduled maintenance, industrial accident or other prolonged and/or significant disruption to production facilities;

- the resiliency and potential declines of the Company's various construction end-use markets;

- the potential negative impacts of new waves of outbreak of diseases, epidemic or pandemic, or similar public health threat, or fear of such event and its related economic or societal response, including any impact on the Company's suppliers, customers, or other business partners as well as on its employees;

- the performance of the United States economy;

- Governmental regulation, including environmental laws and climate change regulations at both the state and federal levels;

- transportation availability or a sustained reduction in capital investment by the railroads, notably the availability of railcars, locomotive power and the condition of rail infrastructure to move trains to supply the Company's Texas, Southeast and Gulf Coast markets, including the movement of essential dolomitic lime for magnesia chemicals to the Company's plant in Manistee, Michigan and its customers;

- increased transportation costs, including increases from higher or fluctuating passed-through energy costs or fuel surcharges, and other costs to comply with tightening regulations, as well as higher volumes of rail and water shipments;

- availability of trucks and licensed drivers for transport of the Company's materials;

- availability and cost of construction equipment in the United States;

- weakening in the steel industry markets served by the Company's dolomitic lime products;

- potential impact on costs, supply chain, oil and gas prices, or other matters relating to geopolitical conflicts, including the war between Russia and Ukraine, the war in Israel and related conflict in the Middle East and the potential conflict between China and Taiwan;

- trade disputes with one or more nations impacting the U.S. economy, including the impact of tariffs;

- unplanned changes in costs or realignment of customers that introduce volatility to earnings, including that of the Magnesia Specialties business;

- proper functioning of information technology and automated operating systems to manage or support operations;

- inflation and its effect on both production and interest costs;

- the concentration of customers in construction markets and the increased risk of potential losses on customer receivables;

- the impact of the level of demand in the Company's end-use markets, production levels and management of production costs on the operating leverage and therefore profitability of the Company;

- the possibility that the expected synergies from acquisitions will not be realized or will not be realized within the expected time period, including achieving anticipated profitability to maintain compliance with the Company's leverage ratio debt covenant;

- the possibility that the strategic benefits, outlook, performance and opportunities expected as a result of acquisitions and portfolio optimization will not be realized;

- changes in tax laws, the interpretation of such laws and/or administrative practices, including acquisitions or divestitures, that would increase the Company's tax rate;

- violation of the Company's debt covenant if price and/or volumes return to previous levels of instability;

- downward pressure on the Company's common stock price and its impact on goodwill impairment evaluations;

- the possibility of a reduction of the Company's credit rating to non-investment grade; and

- other risk factors listed from time to time found in the Company's filings with the SEC.



Further, increased highway construction funding pressures resulting from either federal or state issues could result in reduced construction spending, which could in turn affect profitability. Cement is subject to cyclical supply and demand and price fluctuations.

The Company's principal business serves customers in construction markets. This concentration could increase the risk of potential losses on customer receivables; however, payment bonds normally posted on public projects, together with lien rights on private projects, mitigate the risk of uncollectible receivables. The level of demand in the Company's end-use markets, production levels and the management of production costs will affect the operating leverage of the Building Materials business and, therefore, profitability. Production costs in the Building Materials business are also sensitive to energy and raw material prices, both directly and indirectly. Diesel fuel, natural gas, coal and other consumables change production costs directly through consumption or indirectly by increased energy-related input costs, such as steel, explosives, tires and conveyor belts. Fluctuating diesel fuel pricing also affects transportation costs, primarily through fuel surcharges in the Company's long-haul distribution network. The Magnesia Specialties business is sensitive to changes in domestic steel capacity utilization as well as the absolute price and fluctuation in the cost of natural gas.

Transportation in the Company's long-haul network, particularly the supply of railcars and locomotive power and condition of rail infrastructure to move trains, affects the Company's efficient transportation of aggregates products in certain markets, most notably Texas, the Southeast and the Gulf Coast. In addition, availability of railcars and locomotives affects the Company's movement of essential dolomitic lime for magnesia chemicals to both the Company's plant in Manistee, Michigan, and its customers. The availability of trucks, drivers and railcars to transport the Company's products, particularly in markets experiencing high growth and increased demand, is also a risk and pressures the associated costs.

All of the Company's businesses are also subject to weather-related risks that can significantly affect production schedules and profitability. The first and fourth quarters are most adversely affected by winter weather. Hurricane and cyclone activity in the Atlantic Ocean, Pacific Ocean and Gulf Coast generally is most active during the second, third and fourth quarters.

In addition to the foregoing, other factors that could cause actual results to differ materially from the forward-looking statements in this Annual Report include but are not limited to those listed above in Item 1, Business – Competition, Item 1A, Risk Factors, and Note A: Accounting Policies and Note N: Commitments and Contingencies of the Notes to Financial Statements of the audited consolidated financial statements included in this Form 10-K.

You should consider these forward-looking statements in light of risk factors discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 2024 and other filings made with the SEC. All of the Company's forward-looking statements should be considered in light of these factors. In addition, other risks and uncertainties not presently known to the Company or that the Company considers immaterial could affect the accuracy of its forward-looking statements, or adversely affect or be material to the Company. All forward-looking statements are made as of the date of filing or publication and we assume no obligation to update any such forward-looking statements.



QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As discussed earlier, the Company's operations are highly dependent upon the interest rate-sensitive construction and steelmaking industries. Consequently, these marketplaces could experience lower levels of economic activity in an environment of rising interest rates or escalating costs (see *Business Environment* section included under Item 7 – MD&A of this Form 10-K).

Management has considered the current economic environment and its potential impact to the Company's business. Demand for aggregates products, particularly in the infrastructure construction market, is affected by federal, state and local budget and deficit issues. Further, delays or cancellations of capital projects in the nonresidential and residential construction markets could occur if companies and consumers are unable to obtain affordable financing for construction projects or if consumer confidence is eroded by economic uncertainty.

Demand in the nonresidential and residential construction markets, which combined accounted for 58% of the Company's 2024 aggregates shipments, is affected by interest rates. While the Federal Reserve lowered the target federal funds rate several times during 2024, it remains above historical levels.

Aside from these inherent risks from within its operations, the Company's earnings are also affected by changes in short-term interest rates and changes in enacted tax laws.

Variable-Rate Borrowing Facilities

At December 31, 2024, the Company had an $800 million Revolving Facility and a $400 million Trade Receivable Facility. Borrowings under these facilities bear interest at a variable interest rate. As of December 31, 2024, the Company did not have any outstanding variable-rate borrowings. However, any future borrowings under the credit facilities or outstanding variable-rate debt are exposed to interest rate risk.

Pension Expense

The Company's results of operations are affected by its pension expense. Assumptions that affect pension expense include the discount rate and, for the qualified defined benefit pension plan only, the expected long-term rate of return on pension assets. Therefore, the Company has interest rate risk associated with these factors. The impact of hypothetical changes in these assumptions on the Company's annual pension expense and accrued pension obligation is discussed in the *Critical Accounting Policies and Estimates – Pension Benefit Obligation and Pension Expense – Selection of Assumptions* section included under Item 7 – MD&A of this Form 10-K.

Income Tax

Any changes in enacted tax laws, rules or regulatory or judicial interpretation, or any change in the pronouncements relating to accounting for income taxes, could materially impact the Company's effective tax rate, tax payments, cash flow, financial condition and results of operations.

Energy Costs

Energy costs, including diesel fuel, natural gas, electricity, coal and petroleum coke, represent significant production costs of the Company. The cement product line and Magnesia Specialties business each have varying fixed-price agreements for a portion of their future energy requirements. The Company may be unable to pass along increases in the costs of energy to customers in the form of price increases for the Company's products. A hypothetical 10% change in the Company's energy prices in 2025 as compared with 2024, assuming constant volumes, would change 2025 energy expense by $32 million.



The following graph and accompanying table compare the five-year cumulative total return from December 31, 2019 to December 31, 2024 for (a) the Company's common stock, (b) the Standard & Poor's 500 Index, and (c) the Standard & Poor's 500 Materials Index.



COMPARISON OF CUMULATIVE TOTAL RETURN [1]
MARTIN MARIETTA, S&P 500 AND S&P 500 MATERIALS

	2019	2020	2021	2022	2023	2024
Martin Marietta	$100.00	$102.59	$160.17	$123.76	$183.92	$191.44
S&P 500 Index	$100.00	$118.40	$152.39	$124.79	$157.59	$197.02
S&P 500 Materials Index	$100.00	$120.73	$153.67	$134.82	$151.73	$151.67

CUMULATIVE TOTAL RETURN [1]
(as of December 31)

[1]Assumes that the initial investment in the Company's common stock and each index was $100, with quarterly reinvestment of dividends.



ADDITIONAL NON-GAAP RECONCILIATIONS

The net leverage ratio at December 31, 2024 for the trailing-twelve months consolidated Adjusted EBITDA is a non-GAAP measure. Management uses this ratio to assess its capacity for additional borrowings. The Company has elected to add back, for purposes of its Adjusted EBITDA calculation, acquisition, divestiture and integration expenses and the impact of selling acquired inventory after its markup to fair value as part of acquisition accounting subject to the following limitations. Effective January 1, 2024, transaction expenses and inventory acquisition accounting impacts are only excluded for transactions with at least $2 billion in consideration and transaction expenses expected to exceed $15 million. The calculation below is not intended to be a substitute for the Company's leverage covenant under the Credit Agreement.

(dollars in millions)	Twelve-Month Period January 1, 2024 to December 31, 2024
Net earnings from continuing operations attributable to Martin Marietta	$ 1,995
Add back (Deduct):	
Interest expense, net of interest income	128
Income tax expense for controlling interests	600
Depreciation, depletion and amortization expense and earnings/loss from nonconsolidated equity affiliates	564
Acquisition, divestiture and integration expenses	40
Nonrecurring gain on divestiture	(1,331)
Noncash asset and portfolio rationalization charge	50
Impact of selling acquired inventory after markup to fair value as part of acquisition accounting	20
Consolidated Adjusted EBITDA	$ 2,066
Consolidated debt at December 31, 2024	$ 5,413
Less: Unrestricted cash at December 31, 2024	(670)
Consolidated net debt at December 31, 2024	$ 4,743
Leverage ratio at December 31, 2024, for the trailing-twelve months consolidated Adjusted EBITDA	2.3 times

The Adjusted EBITDA margin at December 31, 2024 and 2023 is a non-GAAP measure. Management uses this measure to evaluate the Company's operating performance period to period.

years ended December 31 (in millions)	2024		2023
Consolidated Adjusted EBITDA	$ 2,066	$	2,128
Revenues	$ 6,536	$	6,777
Consolidated Adjusted EBITDA margin	31.6%		31.4%



Martin Marietta

4123 Parklake Avenue

Raleigh, NC 27612

(919) 781-4550

www.martinmarietta.com

NYSE Stock Symbol: MLM

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